08001005

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: ReGen Therapeutics Plc

*CURRENT ADDRESS: Suite 406, Langham House
29-30 Margaret Street
London, W1W 8SA

**FORMER NAME:

**NEW ADDRESS:

BEST AVAILABLE COPY

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FILE NO. 82- 34822 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[ ]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[X]
DEF 14A (PROXY)	[ ]		

OICF/BY: MAC

DAT: 2/28/08

C.O.N. 7/8/98 3508592

1.1

RECEIVED

COMPANIES HOUSE

Memorandum and Articles of Association

ReGen Therapeutics Plc

No. 3508592

Incorporated 11 February 1998

COMPANIES HOUSE 21/07/98

R:\DOCS\JBC\28642\210598(1)DG

THE COMPANIES ACTS 1985 to 1989

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

REGEN THERAPEUTICS PLC

(As amended by Special Resolution passed 5 March 1998 ;18 May 1998 and 17 July 1998)

1. The name of the Company is ReGen Therapeutics Plc.

2. The Company is to be a public company.

3. The Registered Office of the Company will be situated in England and Wales.

4. The objects for which the Company is established are:

(A) (i) to act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested and to acquire (whether by original subscription, tender, purchase, exchange or otherwise) the whole of or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by a government sovereign ruler, commissioners, public body or authority to hold the same as investments until sale, exchange, carry and dispose of the same;

(ii) to carry on the business of providing, promoting and researching technology and development in all subjects relating to healthcare and to undertake the use and applications of technology in any way, in any country for all purposes including manufacturing, industrial, importing, exporting and licensing and generally to carry on any agency, brokering, consulting and advising businesses or activities;

(iii) to carry on the businesses in any part of the world of importers, exporters, buyers, sellers, distributors and dealers and to win, process and work produce of all kinds; and

(iv) to carry on business as a general commercial company.

(B) To carry on any other business which in the opinion of the Company, may be capable of being conveniently or profitably carried on in connection with or subsidiary to any other business of the Company and is calculated to enhance the value of the Company's property.

(C) To purchase or by any other means acquire freehold, leasehold or any other property for any estate or interest whatever, movable or immovable or any interest in such property, and to sell, lease, let on hire, develop such property, or otherwise turn the same to the advantage of the Company.

(D) To apply for, register or by other means acquire any patents, patent rights, brevets d'invention, licences, trademarks, concessions and inventions and to use and turn to account the same or to develop, sell or assign the same or grant licences or privileges in respect thereof or otherwise turn the same to the advantage of the Company.

(E) To build, reconstruct or generally maintain buildings and works of all kinds, whether or not these are situate on the property of the Company.

(F) To invest and deal with the monies of the Company in such shares or upon such securities and in such manner as from time to time may be determined.

(G) To enter into arrangements for joint workings in business or amalgamate with or enter into any partnership or arrangement for sharing profits, union of interests, reciprocal concession or co-operation with any company, firm or person carrying on or proposing to carry on any business within the objects of this Company or which is capable of being carried on so as directly or indirectly to benefit the Company.

(H) To purchase or otherwise acquire, take over and undertake all or any part of the business, property, liabilities and transactions of any person, firm or company carrying on any business the carrying on of which is calculated to benefit this Company or to advance its interests, or possessed of property suitable for the purposes of the Company.

(I) To sell, improve, manage, develop, turn to account, let on rent or royalty or share of profits or otherwise, grant licences or easements or other rights in or over, or in any other manner deal with or dispose of the undertaking and all of any of the property and assets for the time being of the Company for such consideration as the Company may think fit.

(J) To subscribe for, take, purchase or otherwise acquire either for cash, shares or debentures in this Company or any other consideration any other company or business which, in the opinion of the Company, may be carried on so as directly or indirectly to benefit the Company.

(K) To sell or otherwise dispose of the whole or any part of the business or property of the Company for any consideration, shares or debentures as the Company may think fit.

(L) To lend and advance money or give credit on any terms and with or without security to any company, firm or person (including without

prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any company, firm or person (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

Company no. 3508592

REGEN THERAPEUTICS PLC
NEW ARTICLES OF ASSOCIATION
The Companies Acts 1985 and 1989
Public Company Limited by Shares
(As adopted by special resolution
passed on 17 July 1998)

FLADGATE FIELDER
Heron Place
3 George Street
London W1H 6AD
Tel: 0171 486 9231
Fax: 0171 935 7358
Ref: NDG\15546006

1.2

RECEIVED

08 JAN 14 A 10:55

Company no. 3508592

REGEN THERAPEUTICS PLC
NEW ARTICLES OF ASSOCIATION

The Companies Acts 1985 and 1989
Public Company Limited by Shares

(As adopted by special resolution passed on 17 July 1998 and amended by special resolutions passed on 31 March 2003 and 26 April 2005)

Table of contents

Company no. 3508592

The Companies Acts 1985 and 1989

Public Company Limited by Shares

New Articles of Association

- of -

REGEN THERAPEUTICS[1] PLC

(amended by special resolution dated 31 March 2003)

1. Preliminary

1.1 In these articles of association, the following words and expressions have the following meanings if not inconsistent with the subject or context: -

"Act"	Companies Act 1985
"Associated Company"	means a company which is the Company's subsidiary, or the Company's holding company or a subsidiary of the Company's holding company
"auditors"	the auditors for the time being and from time to time of the company
"board"	the board of directors for the time being and from time to time of the company
"created"	includes day of execution
"Deferred Shares"	the deferred shares of 4.9p each in the capital of the company

[1] The Company changed its name to ReGen Therapeutics Plc by written Resolution dated 18 May 1998.

"directors"	the directors for the time being and from time to time of the company
"dividend"	includes bonus
"executed"	includes any mode of execution
"holder"	in relation to shares means a member whose name is entered in the register of members as the holder of those shares
"in writing" and "written"	written, printed, or lithographed, or visibly expressed by any substitute for writing, including telex, cable, facsimile, transmission, electronic mail and teletext, or partly by one of such means and partly by another or others
"London Stock Exchange"	the London Stock Exchange Limited or any successor body carrying on its functions
"member"	any holder for the time being of shares in the capital of the company of whatever class
"month"	calendar month
"office"	the registered office for the time being and from time to time of the company
"Ordinary Shares"	the ordinary shares of 0.1p each in the capital of the company
"paid up"	includes credited as paid up
"register"	the register of members to be kept pursuant to section 352 of the Act
"Regulations"	the Uncertificated Securities Regulations 1995 (S1 1995 No. 3272) including any modification of them or any regulation in substitution for them made under section

	207 of the Companies Act 1989 for the time being in force
"Relevant Class"	a class of share which is for the time being a participating security
"seal"	the common seal of the company
"secretary"	subject to the provisions of the Act, includes an assistant or deputy secretary and any person appointed by the directors to perform any of the duties of the secretary
"Section 212 Notice"	a notice given under section 212 of the Act
"these articles"	these articles of association as from time to time amended
"United Kingdom"	Great Britain and Northern Ireland

1.2 Where the context so requires, words importing the singular number include the plural and vice versa, words importing the masculine gender include the feminine, and persons will include corporations with the necessary adaptation.

1.3 Words and expressions defined in the Act have the same meanings in these articles, unless the context otherwise requires.

1.4 The headings are inserted for convenience and do not affect the construction of these articles.

1.5 Any reference to any statute or statutory provision is construed as a reference to such statute or statutory provision as amended, modified, consolidated or re-enacted from time to time.

1.6 A reference to a "share" includes reference to Ordinary Shares and Deferred Shares, unless the context requires otherwise.

2. Table "A"

2.1 The regulations contained in the Companies (Tables A-F) Regulations 1985 do

not apply to the company.

3. **Share capital and variation of rights**

3.1 At 31 March 2003, the authorised share capital of the Company is £35,000,000 divided into 29,610,000,000 Ordinary Shares and 110,000,000 Deferred Shares.

3.2 Subject to the provisions of the Act and without prejudice to any rights for the time being conferred on the holders of any shares or class of shares, any share in the company may be allotted with such preferred, deferred or other rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the company may from time to time by ordinary resolution determine or, if no such determination be made, as the directors determine.

3.3 Subject to the provisions of the Act and to the authority of the company in general meeting required by the Act, the directors have unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any shares of the company to such persons, at such times and generally on such terms and conditions as they may determine.

3.4 The company may issue shares which are to be redeemed or are liable to be redeemed at the option of the company or the shareholders.

3.5 Subject to the provisions of the Act and to the authority of the company in general meeting required by the Act, the company has power to purchase its own shares, including any redeemable shares.

3.6 When any shares are to be issued, the directors may vary the amount of calls to be paid and the time of payment of such calls as between the allottees of such shares.

3.7 If by the conditions of allotment of any share the whole or part of its issue price is payable by installments, every such installment will, when due, be paid to the company by the person who for the time being is the registered holder of the share.

3.8 In addition to all other powers of paying commissions, the company may exercise the powers conferred by the Act of paying commissions to persons subscribing or procuring subscriptions for shares of the company, or agreeing so to do, whether absolutely or conditionally. Subject to the provisions of the Act and to the rules of the London Stock Exchange, any such commissions may be

satisfied by the payment of cash or, with the sanction of an ordinary resolution, by the allotment of fully or partly paid shares of the company or by any such combination. The company may also, on any issue of shares, pay such brokerage as may be lawful.

3.9 Except as required by law, no person will be recognised by the company as holding any share upon any trust, and except only as otherwise provided by these articles or as required by law or under an order of a court of competent jurisdiction, the company will not be bound by or recognise any equitable, contingent, future or partial interest in any share, or any interest in any fraction or part of a share, or any other right in respect of any share, except an absolute right to the entirety of it in the registered holder.

3.10 Subject to the provisions of the Act and to article 3.1, if at any time the capital of the company is divided into different classes of shares, all or any of the rights or privileges attached to any class may be varied or abrogated either in such manner, if any, as may be provided by such rights, or in the absence of any such provision, with the consent in writing of the holders of at least three-fourths of the nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

3.11 To every such separate meeting referred to in article 3.10, all the provisions of these articles relating to general meetings of the company, or to the proceedings at them, and the provisions of sections 369 and 370 of the Act apply with any necessary modifications, except that the necessary quorum at any such meeting other than an adjourned meeting will be 2 or more persons present holding or representing by proxy at least one third in nominal value of the issued shares of the class in question. The quorum at an adjourned meeting will be one person holding shares of the class in question or his proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll.

3.12 The creation or issue of shares ranking equally with or subsequent to the shares of any class will not, unless otherwise expressly provided by these articles or the rights attached to such shares as a class, be deemed to be a variation of the rights of such shares.

3.13 The rights and restrictions attaching to the Deferred Shares are as follows:

As regards income

3.13.1 The Deferred Shares shall carry no right to receive any dividend or other

distribution in respect of any financial year or other period of the company.

As regards capital

3.13.2 On any return of capital whether on a winding up or reduction of capital or otherwise, the holders of the Deferred Shares shall be entitled to receive the amount paid up or credited as paid up on their respective holdings of Deferred Shares but only after there has been paid on each Ordinary Share the nominal amount paid up on such share plus a further sum of £1,000,000 per share, but the holders of the Deferred Shares shall not be entitled to participate further in any distribution of the assets or the capital of the company.

As regards voting

3.13.3 The holders of the Deferred Shares shall have no right to receive notice of or to attend or to vote or to speak either in person or by proxy at any general meeting or class meeting of the company.

As regards transfer

3.13.4 Notwithstanding article 8, the holders of the Deferred Shares shall have no right to transfer any Deferred Shares except to the company or to such persons as the company may determine.

The creation or issue of Deferred Shares shall be deemed to confer irrevocable authority on the company at that time or at any time thereafter to:

3.13.4.1 register such shares in the name of such person or persons as the company may determine as custodian thereof; and/or

3.13.4.2 appoint any person to execute on behalf of any holder or holders of such shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holder thereof, to such person or persons as the company may determine as custodian thereof;

and to cancel such shares (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holder or holders thereof and pending such transfer and/or cancellation to retain the certificate, if any, for such shares and to do all things necessary or desirable to give effect to such transfer or cancellation.

As regards purchase or redemption

3.13.5 The company may, at its option at any time after the adoption of this article 3.13, purchase or redeem all or any of the Deferred Shares then in issue, at a price not exceeding 4.9p for each Deferred Share so purchased or redeemed. Any payment due on purchase or redemption of the Deferred Shares shall be paid on the date of such purchase or redemption.

As regards certificates

3.13.6 Notwithstanding article 4, the holders of the Deferred Shares shall have no right to receive a certificate in respect of their holding.

As regards modification of rights

3.13.7 Neither the passing by the company of any special resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the court nor the obtaining by the company nor the making by the court of any order confirming any such reduction of capital nor the making effective of such order shall constitute a modification, variation or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction in capital effected in accordance with the Act without sanction on the part of the holders of the Deferred Shares.

The company may from time to time create, allot and issue further shares, whether ranking *paripassu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose."

4. Certificates

4.1 Every person, other than a person in respect of whom the company is not required by law to complete and have ready for delivery a certificate by virtue of section 185(4) of the Act whose name is entered as a member in the register of members is entitled without payment to one certificate for all the shares of each class for the time being held by him, or upon payment of such reasonable out-of-pocket expenses as the directors may from time to time determine for every certificate after the first, to several certificates, each for one or more of his shares.

4.2 Every certificate will:

4.2.1 be issued within 2 months after allotment or the lodgement with the company of the transfer of the shares, not being a transfer which the company is for any reason entitled to refuse to register and does not register, unless the conditions of issue of such shares otherwise provide or except as exempted by virtue of section 185 of the Act;

4.2.2 be under the official seal kept by the company by virtue of section 40 of the Act or otherwise in accordance with the Act; and

4.2.3 specify the number and class and distinguishing numbers, if any, of the shares to which it relates, and the amount paid up on them.

4.3 The company is not bound to register more than 4 persons as the joint holders of any share or shares, except in the case of executors or trustees of a deceased member. In the case of a share held jointly by several persons, the company is not bound to issue more than one certificate for it. Delivery of a certificate for a share to one of several joint holders will be sufficient delivery to all.

4.4 Where a member transfers part of his holding of shares, he will be entitled to a certificate for the balance of his holding without charge.

4.5 Share certificates and certificates for debentures and, subject to the provisions of any instrument constituting or securing them, certificates issued under the official seal kept by the company by virtue of section 40 of the Act, need not be signed or counter-signed, or the signatures may be affixed to them by such mechanical means as may be determined by the directors.

4.6 If a share certificate is lost, destroyed, defaced or worn out, it will be renewed and, in case of loss or destruction, on such terms, if any, as to evidence and indemnity as the directors think fit, and, in case of defacement or wearing out, on delivery to the company of the old certificate.

4.7 The company will not make any charge for any certificate issued under article 4.6 but will be entitled to charge for any exceptional out of pocket expenses it incurred relating to the issue of any new certificate.

4.8 The directors have power to implement whatever arrangements they, in their

absolute discretion, see fit in order for any class of shares to be a participating security, subject always to the Regulations and the facilities and requirements of the relevant system concerned. Where they do so, articles 4.9 and 4.10 will take effect immediately prior to the time at which the operator of the relevant system concerned permits the class of shares concerned to be a participating security.

4.9 In relation to any class of shares which is, for the time being, a participating security, and as long as that class remains a participating security, no provision of these articles will apply or have effect to the extent that it is in any respect inconsistent with:

4.9.1 the holding of that class in uncertificated form;

4.9.2 the transfer of title to shares of that class by means of a relevant system; or

4.9.3 the Regulations.

4.10 Without prejudice to the generality of article 4.9 and notwithstanding anything contained in these articles, where any class of share is, for the time being, a participating security:

4.10.1 the register relating to the Relevant Class will be maintained at all times in the United Kingdom;

4.10.2 shares of the Relevant Class may be issued in uncertificated form in accordance with and subject to the Regulations;

4.10.3 unless the directors decide otherwise, shares of the Relevant Class held by the same holder or joint holder in certificated and uncertificated form will be treated as separate holdings;

4.10.4 shares of the relevant Class may be changed from uncertificated to certificated form and vice versa, in accordance with and subject to the Regulations;

4.10.5 title to shares of the Relevant Class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned and accordingly, and in particular, articles 4.4 and 4.5 and article 8 will not apply to those

shares to the extent that those articles require or contemplate transfer by an instrument in writing and the production of a certificate for the shares to be transferred;

4.10.6 the company will comply with the provisions of Regulations 21 and 22 in relation to the Relevant Class and article 8 in particular will be read as subject to Regulation 22;

4.10.7 the provisions of these articles relating to meetings of or including holders of the Relevant Class, including notices of such meetings, will be subject to Regulation 34; and

4.10.8 articles 4.1 to 4.9 will not apply so as to require the company to issue a certificate to any person holding shares of the Relevant Class in uncertificated form.

5. Lien

5.1 Subject to section 150 of the Act, the company has a first and paramount lien on every share, which is not a fully paid share, for all money, whether presently payable or not, called or payable at a fixed time in respect of such share. The company's lien, if any, on a share extends to all dividends or other money payable on it or in respect of it. The directors may resolve that any share will be exempt from the provisions of this article for some specified period.

5.2 For the purpose of enforcing such lien, the company may sell, in such manner as the directors think fit, any share on which the company has a lien, but no sale will be made unless some money in respect of which the lien exists are presently payable and 14 days have expired after a notice in writing, stating and demanding payment of the money presently payable and giving notice of intention to sell in default, has been served on the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

5.3 The net proceeds of any such sale will be applied in or towards payment or satisfaction of the amount in respect of which the lien exists as is presently payable and any residue will, subject to a like lien in respect of sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares immediately prior to the sale.

5.4 For giving effect to any such sale, the directors may authorise some person to transfer the shares sold to their purchaser.

5.5 The purchaser will be registered as the holder of the shares so transferred and he will not be bound to see to the application of the purchase money, nor will his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

6. Calls on shares

6.1 The directors may, subject to the provisions of these articles and to any conditions of allotment, from time to time make calls upon the members in respect of any money unpaid on their shares, whether on account of the nominal value of the shares or by way of premium. Each member will, subject to being given at least 14 days' notice specifying the time or times and place of payment, pay to the company at the time or times and place so specified the amount called on his shares.

6.2 A call may be payable by instalments and may be postponed or wholly revoked or in part revoked, as the directors may determine.

6.3 A call will be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

6.4 The joint holders of a share are jointly and severally liable to pay all calls in respect of it and any one of such persons may give effective receipts for any return of capital payable in respect of such shares.

6.5 If by the terms of any prospectus, listing particulars or any other document relating to an issue of shares in the company or by the conditions of allotment, any amount is payable in respect of any shares by instalments, every such instalment will be payable as if it were a call duly made by the directors of which due notice had been given.

6.6 If a sum called in respect of a share is not paid before or on the day appointed for its payment, the person from whom the sum is due must pay interest on the sum at such rate as may be fixed by the terms of allotment of the share or, if no rate is fixed, at the appropriate rate, as defined by section 107 of the Act, from the day appointed for its payment to the time of actual payment. The directors are at liberty to waive payment of such interest wholly or in part.

6.7 Any sum which by or pursuant to the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the amount of the

share or by way of premium, will for all the purposes of these articles be deemed to be a call duly made and payable on the date on which, by or pursuant to the terms of issue, it becomes payable. In case of non-payment, all the relevant provisions of these articles as to payment of interest, forfeiture or otherwise apply as if such sum had become payable by virtue of a call duly made and notified.

6.8 The directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

6.9 The directors may receive from any member willing to advance it all or any part of the money unpaid upon the shares held by him, beyond the sums actually called up on them, as a payment in advance of calls, and such payment in advance of calls will extinguish, so far as they extend, the liability upon the shares in respect of which it is advanced. The company may pay interest upon the money so received, or so much of it as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, at such rate as the member paying such sum and the directors agree. Any such payment in advance will not entitle the holder of the shares in question to participate in any dividend in respect of the amount advanced.

7. Forfeiture of shares

7.1 If a member fails to pay any call or instalment of a call before or on the date appointed for its payment, the directors may at any time after that date, during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued on it and all expenses incurred by the company by reason of such non-payment.

7.2 The notice will name a further date, not earlier than 14 days from the date of its service, on or before which and the place where the payment required by the notice is to be made, and will state that, in the event of non-payment on or before the date and at the place appointed, the shares on which the call was made will be liable to be forfeited.

7.3 If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time after its date, before payment of all calls and interest due in respect of it has been made, be forfeited by a resolution of the directors to that effect, and such forfeiture will include all dividends which have been declared on the forfeited shares and not actually paid before the forfeiture.

7.4 When any share has been forfeited, notice of the forfeiture will be served upon the person who was before forfeiture the holder of it, but no forfeiture will be in any manner invalidated by any omission or neglect to give such notice. Subject to the provisions of the Act, any share so forfeited will be deemed to be the property of the company, no voting rights may be exercised in respect of it and the directors may within 3 years of such forfeiture sell, re-allot, or otherwise dispose of it in such manner as they think fit, either to the person who was before the forfeiture its holder, or to any other person, and either with or without any past or accruing dividends, and in the case of re-allotment, with or without any money paid on it by the former holder being credited as paid up on it. Any share not so disposed of within a period of 3 years from the date of its forfeiture will be cancelled in accordance with the provisions of the Act.

7.5 The directors may at any time, before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture upon such conditions as they think fit.

7.6 A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares but, notwithstanding the forfeiture, remains liable to pay to the company all money which at the date of forfeiture was payable by him to the company in respect of the shares and interest on them in accordance with article 6.6, and the directors may enforce payment without any allowance for the value of the shares at the time of forfeiture.

7.7 A statutory declaration that the declarant is a director or the secretary of the company and that a share has been duly forfeited on a date stated in the declaration, is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. Such declaration and the receipt by the company of the consideration, if any, given for the share on its sale, re-allotment or disposal, together with the certificate for the share delivered to a purchaser or allottee of it, subject to the execution of a transfer if so required, constitutes a good title to the share. The person to whom the share is sold, re-allotted or disposed of will be registered as its holder and will not be bound to see to the application of the consideration, if any, nor will his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

7.8 The directors may accept the surrender of any share liable to be forfeited under these articles and in any such case any reference in these articles to forfeiture includes surrender.

8. Transfer of shares

8.1 All transfers of shares must be effected in the manner authorised by the Stock Transfer Act 1963.

8.2 The instrument of transfer must be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

8.3 The directors may, in their absolute discretion and without giving any reason, refuse to register any transfer of shares unless:

8.3.1 subject to article 10.5, it is in respect of a fully paid share;

8.3.2 it is duly stamped, is deposited at the office or such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

8.3.3 it is in respect of only one class of share;

8.3.4 it is in favour of not more than 4 transferees except in the case of executors or trustees of a deceased member; or

8.3.5 it is in respect of a share on which the company does not have a lien in respect of which the company has not served a notice pursuant to article 5.2.

8.4 In exceptional circumstances approved by the London Stock Exchange, the directors may refuse to register any transfer of shares to which article 8.3 would otherwise apply, provided that their refusal does not disturb the market.

8.5 If the directors refuse to register a transfer of any shares, they must, within 2 months after the date on which the transfer was lodged with the company, send to the transferor and the transferee notice of the refusal.

8.6 The registration of transfers of any class of shares may be suspended at such times and for such periods, not exceeding 30 days in any year, as the directors may from

time to time determine.

8.7 The company is not entitled to charge any fee in respect of the registration of any instrument of transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice or other document relating to or affecting the title to any shares.

8.8 All instruments of transfer which are registered will, subject to article 42.1, be retained by the company, but any instrument of transfer which the directors refuse to register will, except in any case of fraud, be returned to the person depositing it.

8.9 Nothing in these articles precludes the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

9. Transmission of shares

9.1 In the case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, are the only persons recognised by the company as having any title to his interest in the shares, but nothing in this article will release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

9.2 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the directors, and subject as provided in these articles, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as its holder.

9.3 If the person so becoming entitled elects to be registered himself, he must deliver or send to the company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he must signify his election by signing a transfer of the share in favour of that person. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of transfers of shares apply to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by such member.

9.4 A person becoming entitled to a share in consequence of the death or bankruptcy of a member will, upon supply to the company of such evidence as the directors may reasonably require as to his title to the share, be entitled to receive and may

give a discharge for all benefits arising or accruing on or in respect of the share, but he will not be entitled in respect of that share to receive notices of or to attend or vote at meetings of the company, or, except as previously stated, to any of the rights or privileges of a member until he has become a member in respect of the share. The directors may at any time give notice requiring any such person who is the bolder of a fully paid up share to elect either to be registered himself or to transfer the share and, if within 60 days the notice is not complied with, such person will be deemed to have elected to be registered as a member in respect of the share and may be registered accordingly.

10. Disclosure of interests in shares

10.1 Sections 211, with the exception of sub-section (10), 212 and 213(1) to (3) of the Act are deemed to be incorporated into these articles and accordingly to apply as between the company and each member. If a Section 212 Notice is given to a person appearing to be interested in any shares, a copy will at the same time be given to the holder of those shares but the accidental omission to do so or the non-receipt by the member will not prejudice the operation of articles 10.2 to 10.6, which are without prejudice to the provisions of section 216 of the Act. In particular, the company will be entitled to apply to the court under section 216(1) whether or not these articles apply or have been applied.

10.2 If a member or any person appearing to be interested in any shares held by a member has been duly served with a Section 212 Notice and fails fully to comply with it after 14 days from the date of service of the Section 212 Notice, the provisions of articles 10.4 and 10.5 will apply. The restrictions imposed by those articles in relation to any shares will continue until a relevant event occurs in relation to those shares and will cease immediately it does so. For this purpose, a "relevant event" is either of the following:

10.2.1 the default is remedied to the satisfaction of the company; or

10.2.2 the shares are registered in the name of the purchaser or offeror, or that of his nominee, pursuant to an arm's length transfer, as defined in article 10.7.1.

10.3 Any dividends withheld pursuant to article 10.5.2 will be paid to the member as soon as practicable after the restrictions contained in article 10.5 lapse.

10.4 Subject to article 10.6 and unless the directors otherwise determine, a member who has a holding of less than 0.25 per cent, of any class of shares, will not be

entitled in respect of the shares held by him, whether or not referred to in the Section 212 Notice, to attend and vote at a general meeting either personally or by proxy.

10.5 Subject to article 10.6 and unless the directors otherwise determine, a member who has a holding of at least 0.25 per cent. of any class of shares will not be entitled in respect of the shares held by him, whether or not referred to in the Section 212 Notice:

10.5.1 to attend and vote at a general meeting either personally or by proxy;

10.5.2 to receive any dividend payable in respect of such shares; or

10.5.3 to transfer or agree to transfer any of such shares, or any rights in them.

10.6 The restrictions in articles 10.4 and 10.5 are without prejudice to the right of either the member holding the shares concerned or, if different, the beneficial owner of those shares, to sell or agree to sell them pursuant to an arm's length transfer.

10.7 For the purposes of articles 10.1 to 10.6:

10.7.1 an arm's length transfer in relation to any shares is a transfer pursuant to:

10.7.1.1 a sale of those shares to a bona tide unconnected third party on a recognised investment exchange, as defined in the Financial Services Act 1986, or on any stock exchange outside the United Kingdom on which the shares are normally traded; or

10.7.1.2 a takeover offer for the company as defined in section 428 of the Act; and

10.7.2 the company will be entitled to treat any persons as appearing to be interested in any shares if:

10.7.2.1 the member holding such shares or any person who is or may be interested in such shares either fails to respond to a Section 212 Notice or has given to the

company a notification pursuant to a Section 212 Notice which in the opinion of the directors fails to establish the identities of those interested in the shares and if, after taking into account such notification and any other relevant notification pursuant to a Section 212 Notice, the company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; or

10.7.2.2 that person, not being the member, is interested in those shares for the purposes of section 212.

11. Stock

11.1 *The company may by ordinary resolution convert any fully paid up shares into* stock and reconvert any stock into paid up shares of any denomination.

11.2 The holders of stock may transfer it, or any part of it, in the same manner and subject to the same regulations as would have applied to the shares from which the stock arose if they had not been converted, or as near as circumstances admit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable, provided that such minimum does not exceed the nominal amount of each of the shares from which the stock arose.

11.3 The holders of stock will, according to the amount of the stock held by them, have the same rights, privileges and advantages in all respects as if they held the shares from which the stock arose, provided that no such privilege or advantage, except participation in dividends and profits of the company and in the assets on a winding up, will be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

11.4 All the provisions of these articles applicable to paid up shares will apply to stock, and in all such provisions the words "share" and "member" include "stock" and "stockholder" respectively.

12. Increase of capital

12.1 Subject to article 12.2, the company may from time to time by ordinary resolution increase its capital by such sum, to be divided into shares of such amounts and carrying such rights, as the resolution may prescribe.

12.2 All new shares are subject to the provisions of these articles with reference to payment of calls, lien, forfeiture, transfer, transmission and otherwise. Unless otherwise provided by these articles, by the resolution creating the new shares or by the conditions of issue, the new shares will upon issue be ordinary shares.

13. Alteration of capital

13.1 The company may by ordinary resolution:

13.1.1 consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

13.1.2 sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association, subject nevertheless to the provisions of the Act, and so that the resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions as compared with the others as the company has power to attach to unissued or new shares; and

13.1.3 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

13.2 The company may from time to time by special resolution reduce its authorised and issued share capital, capital redemption reserve fund and any share premium account in any manner authorised by the Act and diminish the amount of its share capital by the amount of the shares so cancelled.

13.3 Whenever as a result of any consolidation of shares any members would become entitled to fractions of a share, the directors may for the purpose of eliminating such fractions sell the shares representing the fractions for the best price reasonably obtainable and distribute the proceeds of sale in due proportion among the members who would have been entitled to the fractions of shares.

13.4 For the purpose of any such sale, the directors may authorise some person to

transfer the shares representing the fractions to their purchaser, whose name will be entered in the register of members as the holder of the shares, and who will not be bound to see to the application of the purchase money, and the title to the shares of such purchaser will not be affected by any irregularity or invalidity in the proceedings in reference to the sale.

14. General meetings

14.1 Subject to the provisions of the Act, the annual general meeting will be held at such time and place as the directors may determine.

14.2 All general meetings other than annual general meetings are called extraordinary general meetings.

14.3 The directors may call an extraordinary general meeting whenever they think fit, and must do so when required by the Act, and extraordinary general meetings must also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Act.

15. Notice of general meetings

15.1 Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting for the passing of a special resolution must be called by at least 21 days' notice, and all other general meetings must be called by at least 14 days' notice. The notice is exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given.

15.2 Every notice must be in writing and specify the place, the day and the time of meeting, and, in the case of special business, the general nature of such business, and in the case of an annual general meeting, must specify the meeting as such.

15.3 Notices must be given in the manner stated in these articles to all the members, other than those who under the provisions of these articles or under the rights attached to the shares held by them are not entitled to receive the notice, and to the auditors.

15.4 Notwithstanding that it is called by shorter notice than that specified in article 15.1, a meeting of the company is deemed to have been duly called if it is so agreed:

15.4.1 in the case of a meeting called as an annual general meeting, by all the members entitled to attend and vote at it; or

15.4.2 in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

15.5 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice will not invalidate the proceedings at that meeting.

15.6 In every notice calling a meeting of the company or any class of the members of the company, there will appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him, and that a proxy need not also be a member.

15.7 Where special notice of a resolution is required by any provision contained in the Act, the resolution is not effective unless notice of the intention to move it has been given to the company not fewer than 28 days, or such shorter period as the Act permits, before the meeting at which it is moved, and the company must give to its members, notice of any such resolution as required by and in accordance with the provisions of the Act.

15.8 It is the duty of the company, subject to the provisions of the Act, on the requisition in writing of such number of members as is specified in the Act and, unless the company otherwise resolves, at the expense of the requisitionists:

15.8.1 to give to members entitled to receive notice of the next annual general meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting; and

15.8.2 to circulate to members entitled to have notice of any general meeting sent to them any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

16. Proceedings at general meetings

16.1 All business transacted at an extraordinary general meeting is deemed special.

16.2 All business transacted at an annual general meeting is also deemed special, with the exception of declaring dividends, the consideration of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring by rotation or otherwise, the reappointment of the retiring auditors, other than retiring auditors who have been appointed by the directors to fill a casual vacancy, the fixing of the remuneration of the auditors, and the giving, varying, revoking or renewing of any authority or power for the purposes of section 80 of the Act.

16.3 No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in these articles, 2 persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Act, are a quorum for all purposes.

16.4 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of, or by, members, will be dissolved. In any other case, it will stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the directors may determine.

16.5 If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote will have power to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, the company must give at least 7 clear days' notice, specifying the place, the day and the time of the adjourned meeting and that the member or members present will form a quorum, but it will not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Except as stated, it will not be necessary to give any notice of an adjournment.

16.6 The chairman, if any, of the board of directors, or in his absence some other director nominated by the chairman in writing, will preside as chairman at every general meeting of the company, but if at any meeting neither the chairman nor such other director is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the directors present may choose some director present to be chairman, or if no director is present, or if all the directors present decline to take the chair, the

members present may choose some member present to be chairman.

16.7 The chairman may, with the consent of any meeting at which a quorum is present, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

16.8 At any general meeting, a resolution put to the vote of the meeting is decided on a show of hands, unless before or upon the declaration of the result of the show of bands a poll is demanded:

16.8.1 by the chairman; or

16.8.2 by not fewer than 5 members present in person or by proxy and entitled to vote at the meeting; or

16.8.3 by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

16.8.4 by a member or members holding shares of the company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

16.9 Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

16.10 The instrument appointing a proxy to vote at a meeting is deemed also to confer authority to demand or join in demanding a poll and to vote on a poll on the election of a chairman and on a motion to adjourn a meeting. For the purposes of article 16.8, a demand by a person as proxy for a member is the same as a demand by the member.

16.11 If any votes are counted which ought not to have been counted or might have been rejected, or if any votes are not counted which ought to have been counted,

the error will not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of it, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.

16.12 If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution will not be invalidated by any error in such ruling. In the case of a resolution proposed as an extraordinary or special resolution, no amendment to it, other than a mere clerical amendment to correct a patent error, may in the event be considered or voted upon.

16.13 Subject to the provisions of article 16.14, if a poll is duly demanded, it will be taken in such manner as the chairman may direct, including the use of ballot or voting papers or tickets, and the result of a poll will be deemed to be the resolution of the meeting at which the poll was demanded. The chairman may, in the event of a poll, appoint scrutineers, who need not be members, and may fix some place and time for the purpose of declaring the result of the poll.

16.14 A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately. A poll demanded on any other question must be taken immediately or at such time and place as the chairman directs, not being more than 30 days from the date of the meeting or the adjourned meeting at which the poll was demanded. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least 7 days' notice must be given specifying the time and place at which the poll is to be taken.

16.15 The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

16.16 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn will not be taken to have invalidated the result of a show of bands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn with the consent of the chairman, the meeting will continue as if the demand had not been made.

17. Votes of members

17.1 Subject to any special rights or restrictions as to voting attached to any share by or in accordance with these articles, on a show of hands every member who, being an individual, is present in person, or, being a corporation, is present by a duly authorised representative or proxy, has one vote and on a po'i every member who is present in person or by proxy has one vote, for every share of which he is the holder.

17.2 In the case of joint holders of a share, the person whose name appears first in the register of members is entitled, to the exclusion of the other joint holders, to vote, whether in person or by proxy, in respect of the share.

17.3 A member who is a patient within the meaning of the Mental Health Act 1983 may vote, whether on a show of hands or on a poll, by his receiver, curator bonis, or other person appointed by such court (who may on a poll vote by proxy) provided that such evidence as the directors may require of the authority of the person claiming to vote has been deposited at the office not fewer than 48 hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

17.4 No member will, unless the directors otherwise determine, be entitled in respect of any shares held by him to vote at any general meeting either in person or by proxy, or to exercise any privilege as a member:

17.4.1 if any calls or other sums presently payable by him in respect of those shares have not been paid; or

17.4.2 he or any person appearing to be interested in those shares has been duly served with a Section 212 Notice and he or any such person is in default in supplying to the company the information requested in it within 42 days after service of such notice or such longer period as may be specified in such notice for compliance with it and has not remedied such default within a further period of 14 days after service of a further notice requiring him so to do.

17.5 No objection may be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or cast, and every vote not disallowed at such meeting will be valid for all purposes. Any such objection made in due time will be referred to the chairman of the meeting, whose decision is final, binding and conclusive.

17.6 On a poll, votes may be given either in person or by proxy and a member

entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

17.7 Any person, whether a member or not, may be appointed to act as a proxy. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy does not preclude a member from attending and voting in person at the meeting or any adjournment of it.

17.8 The instrument appointing a proxy must be in writing in any usual or common form, or such other form as may be approved by the directors, and will be signed by the appointor or by his agent duly authorised in writing or if the appointor is a corporation, must be either under its common seal or signed by an officer or agent so authorised. The directors may, but will not be bound to, require evidence of authority of such officer or agent. An instrument of proxy need not be witnessed.

17.9 The instrument appointing a proxy, together with, unless the directors waive such requirement, the power of attorney or other authority, if any, under which it is signed, or a certified copy of such authority, must be deposited at the office, or at such other place in the United Kingdom as is specified for that purpose in the notice calling the meeting, or in any instrument of proxy sent out by the company in relation to the meeting, not fewer than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and, in default, the instrument of proxy will not be valid. An instrument appointing a proxy to vote at any meeting and deposited as set out in this article will authorise the proxy so appointed to vote on any poll taken or demanded at such meeting or at any adjournment of such meeting. No instrument appointing a proxy will be valid after the expiry of 12 months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

17.10 A vote given in accordance with the terms of an instrument of proxy or by the duly authorised representative of a corporate member or a poll demanded by proxy or by the duly authorised representative of a corporate member will be valid, notwithstanding, in the case of a proxy, the previous death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, provided that no notice in writing of such death, insanity or revocation has been received by the company at the office at least 3 hours before the commencement of the meeting or

adjourned meeting at which the instrument of proxy is used.

17.11 The directors may at the expense of the company send, by post or otherwise, to the members instruments of proxy, with or without provision for their return pre-paid, for use at any general meeting or at any separate meeting of the holders of any class of shares of the company either in blank or nominating in the alternative any one or more of the directors or any other persons. If, for the purpose of any meeting, invitations to appoint as proxy a person, or one of a number of persons, specified in the invitations are issued at the company's expense, they will be issued to all, and not to some only, of the members entitled to be sent a notice of the meeting and to vote at it by proxy.

18. Corporations acting by representatives

18.1 Any corporation which is a member of the company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the company or of any class of members of the company. The person so authorised will be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the company and such corporation will for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

19. Directors

19.1 Unless and until otherwise determined by the company by ordinary resolution, the number of directors is not fewer than 2 nor more than 10.

19.2 A director is not required to hold any share qualification but is nevertheless entitled to attend and speak at any general meeting or at any separate meeting of the holders of any class of shares of the company.

20. Alternate directors

20.1 Any director, other than an alternate director, may at any time appoint any other director, or any person approved by resolution of the directors, to be an alternate director of the company, and may at any time remove any alternate director so appointed by him from office and, subject to such approval by the directors, appoint another person in his place. An alternate director so appointed is not required to hold any share qualification.

20.2 Subject to his giving to the company an address within the United Kingdom at which notices may be served upon him, an alternate director is entitled to receive notices of all meetings of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as a director in the absence of such appointor.

20.3 An alternate director will cease to be an alternate director on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases for any reason to be a director. If, however, any director retires but is reappointed by the meeting at which such retirement took effect, any appointment made by him pursuant to article 20.1 which was in force immediately prior to his retirement will continue to operate after his re-appointment as if he had not so retired.

20.4 All appointments and removals of alternate directors must be effected by notice in writing signed by the director making or revoking such appointment sent to or left at the registered office of the company.

20.5 Except as otherwise provided in these articles, an alternate director is deemed for all purposes to be an officer of the company and is alone responsible to the company for his own acts and defaults, and he is not deemed to be the agent of or for the director appointing him. An alternate director is not entitled to receive any remuneration from the company for his services as such but his remuneration is payable out of the remuneration payable to the director appointing him, and will consist of such part, if any, of the latter's remuneration as is agreed between them.

21. Powers and duties of directors

21.1 The business of the company is managed by the directors who may exercise all such powers of the company as are not by the Act or by these articles required to be exercised by the company in general meeting, subject nevertheless to the provisions of these articles and of the Act, and to such directions, whether or not inconsistent with these articles, as may be prescribed by the company by special resolution. No such direction and no alteration Of these articles will invalidate any prior act of the directors which would have been valid if such direction or alteration had not been given or made. The matters to which the directors have regard in the performance of their functions include the interests of the company's employees in general as well as the interests of its members. The general powers given by this article are not limited or restricted by any special

authority or power given to the directors by any other article.

21.2 The directors may from time to time provide for the management and transaction of the affairs of the company in any specified locality, whether at home or abroad, in such manner as they think fit, and the provisions contained in articles 21.3 to 21.5 are without prejudice to the general powers conferred by this article.

21.3 The directors may establish any councils, committees, local boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any council, committee, local board, manager or agent any of the powers, authorities and discretions vested in the directors, with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies in it, and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation will be affected by it.

21.4 The directors may from time to time, and at any time, appoint, whether by power of attorney or otherwise, any corporation, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent of the company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these articles, and for such period and subject to such conditions as they may think fit. Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent as the directors may think fit, and may also authorise any such agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

21.5 The directors may exercise the powers conferred upon the company by section 362 of the Act with regard to the keeping of an overseas branch register and the directors may, subject to the provisions of the Act, make and vary such regulations as they may think fit respecting the keeping of any such register.

21.6 The directors may establish and maintain, or procure the establishment and maintenance of, any pension, annuity or superannuation funds, whether contributory or otherwise, for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who

are or were at any time directors of or in the employment or service of the company, or of any company which is a subsidiary of the company or is allied to or associated with the company or any such subsidiary or of any of the predecessors in business of the company or any such other company, or who may be or have been directors or officers of the company, or of any such other company, and to the wives, widows, families and dependants of any such persons.

21.7 Subject to particulars with respect to the proposed payment being disclosed to the members of the company and to the proposal being approved by the company by ordinary resolution, if the Act so requires, any director who holds or has held any executive position or agreement for services is entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

21.8 The directors may also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of, the company or of any person or any other company mentioned in article 21.6, and make payments for or towards the insurance of any such person and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any political, public, general or useful object, and do any of such matters, either alone or in conjunction with any company mentioned in article 21.6.

21.9 The directors may exercise the voting power conferred by the shares in any other company held or owned by the company or exercisable by them as directors of such other company in such manner in all respects as they think fit, including its exercise in favour of any resolution appointing themselves or any of them directors or other officers or employees of such company or voting or providing for the payment of remuneration to such officers or employees.

21.10 The directors may at any time require any corporate member to furnish any information, supported, if the directors so require, by a statutory declaration, which they may consider necessary for the purpose of determining whether or not such member is one to which Chapter 111 Part XI Income and Corporation Taxes Act 1988 applies.

21.11 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for money paid to the company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the directors may from time to time determine by resolution.

22. Borrowing powers

22.1 Subject as provided in articles 22.2 to 22.11, the directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part if it, and subject to the provisions of the Act, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

22.2 The directors must restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiaries so as to secure, as regards subsidiaries so far as by such exercise they can secure, that, except with the previous sanction of an ordinary resolution, no money may be borrowed if the aggregate principal amount outstanding, including any premium payable on final repayment, of all money borrowed by the company and its subsidiaries, excluding amounts borrowed by the company and its subsidiaries from any other of such companies, then exceeds, or would as a result of such borrowing, exceed an amount equal to four times the aggregate of:

22.2.1. the nominal amount paid up on the issued share capital of the company; and

22.2.2 the amounts standing to the credit of the consolidated reserves of the company and its subsidiaries whether distributable or undistributable and including, without limitation, share premium account, capital redemption reserve and profit and loss account.

22.3 The amounts referred to in article 22.2 are all as shown in a consolidation of the then latest audited balance sheets of the company and each of its subsidiary companies but after:

22.3.1 making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital, the share premium account and the capital redemption reserve fund of the company since the date of its latest audited balance sheet;

22.3.2 excluding from them any sums set aside for future taxation and amounts attributable to outside shareholders in subsidiaries;

22.3.3 deducting from them:

22.3.3.1 an amount equal to any distribution by the company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet;

22.3.3.2 goodwill and other intangible assets; and

22.3.3.3 any debit balances on profit and loss account; and

22.3.4 making such adjustments as may be appropriate to reflect any variation in the amount of such share capital and reserves which would result from any transaction for the purpose of which this calculation is being made or any transaction to be carried out contemporaneously with it. For this purpose, if any proposed allotment of shares for cash has been underwritten at any time when the underwriting of such shares is unconditional, such shares will be deemed to have been allotted and the amount, including any premium, of the subscription moneys payable in respect of them, not being money payable later than 4 months after the date of allotment, will be deemed to have been paid up to the extent that underwriters are liable for them.

22.4 For the purposes of article 22.2 "money borrowed" is deemed to include the following except as otherwise taken into account:

22.4.1 the nominal amount of any issued share capital and the principal amount of any debentures or borrowed money, the beneficial interest of which is not for the time being owned by any of the company and its subsidiaries, or any body whether corporate or unincorporate and the payment or repayment of which is the subject of a guarantee or indemnity by any of the company and its subsidiaries;

22.4.2 the outstanding amount raised by acceptances by any bank, acceptance house or finance company under any acceptance credit opened on behalf of and in favour of any of the company and its subsidiaries other than acceptances relating to the purchase or sale of goods or services in the ordinary course of trading;

22.4.3 the principal amount of any debenture, whether secured or unsecured, of any of the company and its subsidiaries owned otherwise than by any of the company and its subsidiaries;

22.4.4 the principal amount of any non participating preference share capital and any other share capital which has limited rights to dividend and capital of any subsidiary owned otherwise than by any of the company and its subsidiaries; and

22.4.5 any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing.

22.5 For the purpose of article 22.2 "money borrowed" is deemed not to include:

22.5.1 borrowings for the purposes of repaying the whole or any part of borrowings by any of the company and its subsidiaries for the time being outstanding and so to be applied within 6 months of being so borrowed, pending their application for such purpose within such period;

22.5.2 borrowings for the purpose of financing any contract in respect of which any part of the price receivable by any of the company and its subsidiaries is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department fulfilling a similar function or otherwise, to an amount not exceeding that part of the price receivable under the contract which is so guaranteed or insured; and

22.5.3 a proportion of the borrowings of any partly owned subsidiary, but only to the extent that an amount equivalent to such proportion exceeds the amount of any borrowings from such partly owned subsidiary by the company or another of its subsidiaries, such proportion being equal to the proportion of the issued equity share capital of the partly owned subsidiary, the beneficial interest of which is owned by the company or another of its subsidiaries.

22.6 A report by the auditors as to the aggregate amount which may at any one time in accordance with the provisions of article 22.2 be owing by the company and its subsidiaries without the sanction of an ordinary resolution is conclusive in favour of the company and all persons dealing with the company.

22.7 When the aggregate amount of borrowings required to be taken into account for the purposes of article 22.2 on any particular day is being ascertained, any of such money denominated or repayable in a currency other than sterling will be converted for the purpose of calculating the sterling equivalent either:

22.7.1 at the rate of exchange prevailing on that day in London, provided that all but not some only of such money will be converted at the rate of exchange prevailing in London 6 months before such day if by virtue of the current rate of exchange such aggregate amount would be less; for this purpose the rate of exchange will be taken as the middle market rate as at the close of business; or

22.7.2 where the repayment of such money is expressly covered by a forward purchase contract, currency option, back-to-back loan, swaps or other agreement taken out or entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in it.

22.8 No debt incurred or security given in respect of money borrowed, or to be taken into account as money borrowed in excess of the limit in article 22.2, will be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that such limit had been or was exceeded by the debt or security in question, but no lender or other person dealing with the company will be concerned to see or enquire whether such limit is observed.

22.9 Subject as set out in articles 22.2 to 22.8, the directors may secure or provide for the payment of any money to be borrowed or raised by a mortgage of or charge upon all or any part of the undertaking or property of the company, both present and future, and upon any capital remaining unpaid upon the shares of the company whether called up or not, or by any other security. The directors may confer upon any mortgagees or persons in whom any debenture or security is vested such rights and powers as they think necessary or expedient. They may vest any property of the company in trustees for the purpose of securing any money so borrowed or raised and confer upon the trustees, or any receiver to be appointed by them, or by any debenture holder, such rights and powers as the directors may think necessary or expedient in relation to the undertaking or property of the company or its management or realisation or the making, receiving, or enforcing of calls upon the members in respect of unpaid capital, and otherwise. The directors may make and issue debentures to trustees for the

purpose of further security and the company may remunerate any such trustees.

22.10 The directors may give security for the payment of any money payable by the company in same manner as for the payment of money borrowed or raised but, in such case, the amount will for the purposes of the limitation in article 22.2 be reckoned as part of the money borrowed.

22.11 The directors must keep a register of charges in accordance with the Act and the fee to be paid by any person, other than a creditor or member of the company for each inspection of the register of charges to be kept under the Act is 5p.

23. Delegation of directors' powers

23.1 The directors may delegate any of their powers, duties, discretion and authorities to committees consisting of such members or member of their body as they think fit. Any committee so formed must in the exercise of the powers, duties, discretions and authorities so delegated, conform to any regulations that may be imposed on it by the directors.

23.2 The meetings and proceedings of any such committee consisting of 2 or more members are governed by the provisions of these articles regulating the meetings and proceedings of the directors so far as they are applicable and are not superseded by any regulations made by the directors under article 23.1. No resolution of a committee is effective unless a majority of its members present are directors.

24. Appointment of directors

24.1 No person , is eligible for appointment to the office of a director at any general meeting unless, not fewer than 7 nor more than 42 clear days before the day appointed for the meeting, there is given to the company notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for appointment stating the required particulars and, also, notice in writing signed by the person to be proposed of his willingness to be appointed.

24.2 At a general meeting, a motion for the appointment of 2 or more persons as directors by a single resolution will be void, unless a resolution that it is so made has been first agreed to by the meeting without any vote being given against it and, for the purpose of this article, a motion for approving a person's

appointment or for nominating a person for appointment is treated as a motion for his appointment.

24.3 The company may from time to time by ordinary resolution increase or reduce the number of directors . Without prejudice to the provisions of article 24.4, the company may by ordinary resolution appoint any person to be a director, either to fill a casual vacancy or as an additional director, and remove a director, including a director holding executive office, before the expiry of his period of office.

24.4 The directors and the company in general meeting each have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an additional director, but so that the total number of directors does not at any time exceed the maximum number, if any, fixed by or in accordance with these articles. Subject to the provisions of the Act and of these articles, any director so appointed by the directors holds office only until the conclusion of the next following annual general meeting and is eligible for reappointment at that meeting. Any director who retires under this article is not taken into account in determining the directors who are to retire by rotation at such meeting.

24.5 At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

24.6 The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

24.7 Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

24.8 A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost

24.9 Any contract of employment entered into by a director with the company may not include a term that it is to continue or may be continued, otherwise than at the instance of the company, for a period exceeding 5 years during which the employment either cannot be terminated by the company by notice or can be so terminated only in specified circumstances, unless such term is first approved by ordinary resolution of the company.

25. Disqualification and removal of directors

25.1 The office of a director must be vacated in any of the following events:

25.1.1 if, not being a director who has agreed to serve as a director for a fixed term, he resigns his office by notice in writing signed by him and authorised in such manner as the other directors may require, sent to or left at the office;

25.1.2 if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

25.1.3 if in England or elsewhere an order is made by any court claiming jurisdiction on the ground, however formulated, of mental disorder for his detention or for the appointment of a guardian or receiver or other person, by whatever name called, to exercise powers with respect to his property or affairs;

25.1.4 if he is absent from meetings of the directors for 6 successive months without leave, and his alternate director, if any, has not during such period attended in his place, and the directors resolve that his office be vacated;

25.1.5 if he ceases to be a director by virtue of any provision of the Act or pursuant to these articles; or

25.1.6 if he becomes prohibited by law from being a director.

25.2 Without prejudice to the provisions of the Act, the company may, by extraordinary resolution, remove a director before the expiry of his period of office and may, by ordinary resolution, appoint another person in his place. Such removal is without prejudice to any claim such director may have for breach of any contract of service between him and the company. The person so appointed is subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

26. Executive and other directors

26.1 Subject to the provisions of the Act, the directors may from time to time and at any time appoint one or more of their body to bold any executive office in relation to the management of the business of the company on such terms, for such period and with or without such title(s) as they may decide. The directors may, from time to time, subject to the provisions of any service contract between him and the company, remove or dismiss him or them from such office and appoint another or others in his or their place or places.

26.2 A director who holds any such executive office is, while he continues to hold that office, subject to the provisions of article 25.1 and of any service contract between him and the company, subject to the same provisions as to removal and as to vacation of office as the other directors of the company. If he ceases to hold the office of director for any cause, his appointment as the holder of an executive office will also terminate.

26.3 The remuneration of any director holding executive office may consist of salary, commission, profit participation, share options, pension or insurance benefit or any combination of them, or otherwise as the directors determine.

26.4 The directors may entrust to and confer upon any director appointed to any such executive office any of the powers exercisable by them as directors, other than the power to make calls or forfeit shares, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw,

alter or vary all or any of such powers.

26.5 Subject to the provisions of the Act, the directors may from time to time, and at any time, pursuant to this article appoint any person to any post with such descriptive title including that of director, whether as executive, group, divisional, departmental, deputy, assistant, local, advisory director or otherwise, as they may determine. They may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may fix and determine their remuneration and duties, and subject to any contract between him and the company, may remove from such post any person so appointed. A person so appointed is not a director of the company for any of the purposes of these articles or of the Act, and accordingly is not a member of the board of directors or of any committee of it, nor is he entitled to be present at any meeting of the board of directors or of any such committee, except at the request of the board of directors or of such committee. If present at such request, he is not entitled to vote at such meeting.

27. Remuneration of directors

27.1 The directors are entitled to fees at such rate or rates as may from time to time be determined by them, provided that the aggregate fees of each director will not exceed £100,000 per annum, or such additional sum as may from time to time be determined by the company by ordinary resolution. In the case of an executive director, such fees are payable to him in addition to his remuneration as an executive director.

27.2 The company may, by ordinary resolution, also vote extra fees to the directors which will, unless otherwise determined by the resolution by which it is voted, be divided among the directors as they may agree, or failing agreement, equally. The directors' fees are deemed to accrue from day to day.

27.3 Any director who serves on any committee, or who devotes special attention to the business of the company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, participation in profits or otherwise as the directors may determine.

28. Directors' expenses

28.1 The directors are also entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of the company or in

attending and returning from meetings of the directors or of committees of the directors or general meetings.

29. Directors' interests

29.1 A director, including an alternate director, may hold any other office or place of profit under the company, other than the office of auditor, in conjunction with his office of director and may act in a professional capacity to the company, on such terms as to tenure of office, remuneration and otherwise as the directors may determine.

29.2 Subject to the Act and to the provisions of these articles, no director or intending director, including an alternate director, is disqualified by his office from contracting with the company either with regard to his tenure of any other office or place of profit, or as seller, purchaser or otherwise. No such contract, or any contract or arrangement entered into by or on behalf of the company in which any director is in any way, whether directly or indirectly, interested, is liable to be avoided, nor must any director so contracting or being so interested account to the company for any profit realised by any such contract or arrangement by reason of such director holding that office or of his fiduciary relationship with the company.

29.3 Any director, including an alternate director, may continue to be or become a director or other officer or member of or otherwise interested in any other company promoted by the company or in which the company may be interested, as a member or otherwise, or which is a holding company of the company or a subsidiary of any such holding company. No such director is accountable for any remuneration or other benefits received by him as a director or other officer or member of, or from his interest in, any such other company. The directors may exercise the voting power conferred by the shares in any other company held or owned by the company, or exercisable by the directors or such other company, in such manner in all respects as they think fit, subject to the restrictions contained in article 29.8.

29.4 A director, including an alternate director, who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the company must declare the nature of his interest at a meeting of directors. In the case of a proposed contract, transaction or arrangement, the declaration must be made at the meeting of the directors at which the question of entering into the contract, transaction or arrangement is first taken into consideration or, if the director was not at the

date of that meeting interested in the proposed contract, transaction or arrangement, at the next meeting of the directors held after he became so interested. In a case where the director becomes interested in a contract, transaction or arrangement after it is made, the declaration must be made at the first meeting of the directors held after the director becomes so interested. In a case where the director is interested in a contract, transaction or arrangement which has been made before he was appointed a director, the declaration must be made at the first meeting of the directors held after he is so appointed.

29.5 For the purposes of article 29.4, a general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may, after the date of the notice, be made with such company or firm is deemed a sufficient declaration of interest in relation to any contract so made if such director gives the notice at a meeting of the directors or takes reasonable steps to secure that it is brought up and read at the next meeting of the directors after it is given.

29.6 A director of the company may continue or become a director or other officer, employee or member of any company promoted by the company or in which it may be interested as a seller, shareholder, or otherwise, and no such director is accountable for any remuneration or other benefits derived as director or other officer, employee or member of such company.

29.7 Except as provided in these articles, a director may not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has an interest which, together with any interest of any person connected with him, within the meaning of section 346 of the Act, is a material interest, otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company. A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

29.8 In the absence of some other material interest than is indicated below, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

29.8.1 the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the company or any of its subsidiaries;

29.8.2 the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

29.8.3 any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

29.8.4 any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest, as that term is used in Part VI of the Act, not representing one per cent, or more of any class of the equity share capital of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of this article to be a material interest in all circumstances;

29.8.5 any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue;

29.8.6 any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive directors of the company and/or any subsidiary to acquire shares of the company or any arrangement for the benefit of employees of the company or any of its subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

29.8.7 any contract, arrangement, transaction or proposal concerning insurance which the company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

29.9 A director may not vote or be counted in the quorum on any resolution

concerning his own appointment as the holder of any office or place of profit with the company or any company in which the company is interested, including fixing or varying the terms of his appointment or its termination.

29.10 Where proposals are under consideration concerning the appointment, including fixing or varying the terms of appointment, of 2 or more directors to offices or employments with the company or any company in which the company is interested, such proposals may be divided and considered in relation to each director separately. In such cases, each of the directors concerned, if not debarred from voting under article 29.8.4, is entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

29.11 If any question arises at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director will be final and conclusive, except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If the question concerns the chairman, it must be referred to such other director present at the meeting, other than the chairman, as the directors present appoint.

29.12 The company may by ordinary resolution suspend or relax the provisions of articles 29.4 to 29.11 to any extent or ratify any transaction not duly authorised by reason of a contravention of these articles.

30. Proceedings of directors

30.1 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting are determined by a majority of votes. A director who is also an alternate director is entitled, in the absence of the director whom he is representing, to a separate vote on behalf of such director in addition to his own vote. A director may, and the secretary on the requisition of a director must, at any time call a meeting of the directors, It is not necessary to give notice of a meeting of directors to any director for the time being absent from the United Kingdom, except where an address for such notice has been given pursuant to article 30.2.

30.2 Notice of meetings of the board of directors is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to

him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings will during his absence be sent in writing to him at his last known address or any other address given by him to the company for this purpose, whether or not out of the United Kingdom.

30.3 A director who is unable to attend any meeting of the directors and has not appointed an alternative director may authorise any other director to vote for him at the meeting and, in that event, the director so authorised has a vote for each director by whom he is so authorised in addition to his own vote. Any such authority must be by instrument signed by the authorising director and authenticated in such manner as the other directors may accept. The authorising director must deposit the original signed instrument at the office as soon as reasonably practicable but failure or delay in his doing so will not prejudice the validity of the authorisation.

30.4 The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed at any other number, is 2. In the event that a meeting of directors is attended by a director who is acting as an alternate for one or more other directors, the director or directors for whom he is the alternate will be counted in the quorum despite their absence, and if there is a quorum the meeting may be held despite the fact that only one director is physically present. Any director or alternate director who attends a meeting of directors by telephone or other conference facility is deemed to be personally present at such meeting for all purposes of these articles and is counted in the quorum accordingly. A meeting of the directors for the time being at which a quorum is present is competent to exercise all powers and discretions for the time being exercisable by the directors.

30.5 The continuing directors may act notwithstanding any vacancy in their body. If the number of the directors is less than the prescribed minimum, the remaining director or directors must immediately appoint an additional director or additional directors to make up such minimum or will convene a general meeting of the company for the purpose of making such appointment. If there is no director or directors able or willing to act, any 2 members may summon a general meeting for the purpose of appointing directors. Any additional director so appointed holds office, subject to the provisions of the Act and these articles, only until the end of the annual general meeting of the company next following such appointment, unless he is re-elected during such meeting. He is eligible for re-election at such meeting and does not retire by rotation at such meeting nor is

taken into account in determining the rotation or retirement of directors at such meeting.

30.6 The directors may from time to time elect from their number, and remove, a chairman and one or more deputy chairmen or vice chairmen and determine the period for which he is to hold office. The chairman, or in his absence, the deputy chairman or vice chairman (to be chosen if, in each case, there are more than one by agreement amongst them, or failing agreement, by lot) or in the absence of any of them, some other director nominated by a majority of the other directors in writing, presides at all meetings of the directors. If no such chairman, deputy chairman or vice chairman is elected, or if at any meeting the chairman or the deputy chairman or the vice chairman or such other director is not present within 5 minutes after the time appointed for holding it, or if none of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

30.7 A resolution in writing, signed by all the directors for the time being entitled to receive notice of a meeting of directors or of a committee of directors, is as effective as a resolution passed at a meeting of the directors or of a committee of directors, duly convened and held, and may consist of several documents in the same form, each signed by one or more of the directors. Any such resolution or document signed by an alternate director is deemed to have been signed by a director who has appointed that alternate director. It need not be signed by the alternate director in that capacity.

30.8 A meeting of the directors for the time being at which a quorum is present is competent to exercise all powers and discretions for the time being exercisable by the directors.

30.9 All acts done bona fide by any meeting of directors, or of a committee of directors, or by any person acting as director, are as valid as if every such person had been duly appointed, was qualified, had continued to be a director and had been entitled to vote, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such director or person acting as a director, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote.

31. Secretary

31.1 Subject to the Act, the secretary of the company is appointed by the directors on such terms and for such periods as they may think fit, and the directors may so

appoint one or more assistant or deputy secretary. Any secretary or assistant or deputy secretary so appointed may at any time be removed from office by the directors, without prejudice to any claim for damages for breach of any contract of service between him and the company.

31.2 Anything by the Act required or authorised to be done by the secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by any assistant or deputy secretary or, if there is no assistant or deputy secretary capable of acting, by any officer of the company authorised generally or specifically in that behalf by the directors. Any provision of the Act or of these articles requiring or authorising a thing to be done by a director and secretary is not satisfied by its being done by the same person acting both as director and as, or in the place of, the secretary.

32. Minutes

32.1 The directors must ensure that minutes are made of:

32.1.1 all appointments of officers and committees made by the directors;

32.1.2 the names of the directors present at each meeting of directors and of any committee of directors and all business transacted at such meetings; and

32.1.3 all orders, resolutions and proceedings at all meetings of the company, of the holders of any class of shares in the company and of the directors and of committees of directors.

32.2 Any such minute, if purporting to be signed by the chairman of the meeting at which the proceedings were held, or by the chairman of the next succeeding meeting, is prima facie evidence of the matters stated in such minutes without any further proof.

33. Seal and authentication of documents

33.1 The directors must provide a common seal for the company and will have power from time to time to destroy it and to substitute a new seal for it.

33.2 An instrument expressed to be executed and delivered as a deed by the company signed by 2 directors or by one director and secretary by the authority of the directors or a committee authorised by the directors has effect as if executed

under seal.

33.3 The directors may exercise the powers conferred on the company by section 40 of the Act with regard to having an official seal solely for sealing documents creating or evidencing securities of the company. Any such documents to which such official seal is affixed need not be signed by any person.

33.4 The directors must provide for the safe custody of the seal and the seal may never be used except by the authority of a resolution of the directors or of a committee of the directors authorised for that purpose by the directors. The directors may from time to time make such regulations as they think fit, subject to the provisions of these articles in relation to share and debenture certificates, determining the persons and the number of such persons who may sign every instrument to which the seal is affixed and, until otherwise so determined, every such instrument must be signed by one director and must be countersigned by a second director or by the secretary.

33.5 The company may have official seals under the provisions of section 39 of the Act for use abroad. Wherever reference is made in these articles to the seal, the reference, when and so far as may be applicable, is deemed to include any such official seal.

33.6 Any director or the secretary or any person appointed by the directors for the purpose has power to authenticate any documents affecting the constitution of the company and any resolutions passed by the company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the company, and to certify copies of them or extracts from them as true copies or extracts. A document purporting to be a copy of a resolution, or a copy of or an extract from the minutes of a meeting of the company or of the directors or any committee of the directors, which is certified as stated, is conclusive evidence in favour of all persons dealing with the company upon the faith of any such copy that such resolution has been duly passed or, as the case may be, that such copy or extract is a true and accurate record of proceedings at a duly constituted meeting.

34. Dividends

34.1 The profits of the company available for distribution and resolved to be distributed are applied in the payment of dividends to the members in accordance with their respective rights and priorities. The company in general meeting may declare dividends accordingly.

34.2 No dividend or interim dividend is payable otherwise than in accordance with the provisions of the Act and no dividend may exceed the amount recommended by the directors.

34.3 Subject to the rights of persons, if any, entitled to shares with preferential or other special rights as to dividends, all dividends must be declared and paid according to the amounts paid up on the shares, otherwise than in advance of a call, in respect of which the dividend is paid. All dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, except that if any share is issued on terms providing that it carries any particular rights as to dividend, such share will rank for dividend accordingly.

34.4 Subject to the provisions of the Act and of these articles, the directors may, if they think fit, from time to time pay to the members such interim dividends as appear to the directors to be justified by the distributable profits of the company. If at any time the share capital of the company is divided into different classes, the directors may pay such interim dividends in respect of those shares in the capital of the company which confer on their holders deferred or non-preferred rights, as well as in respect of those shares which confer on their holders preferential rights with regard to dividend. No dividend, whether interim, final or otherwise, may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay half-yearly, or at other suitable intervals to be settled by them, any dividend which may be payable at a fixed rate if they are of the opinion that the distributable profits justify the payment and if and to the extent that such payment is permitted by the Act. Provided the directors act bona fide, they will not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

34.5 Subject to the provisions of the Act or as otherwise required by law, where any asset, business or property is bought by the Company as from a past date, whether such date is before or after the incorporation of the company, the profits or losses attributable to it as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the company. Subject as stated, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the directors be treated as revenue and it will not be obligatory to capitalise it or any part of it.

34.6 The directors may deduct from any dividend or other money payable to any member on or in respect of a share all sums of money, if any, presently payable by him to the company on account of calls or otherwise in relation to the shares of the company. The company may cease to send any cheque or warrant through the post for any dividend payable on any shares in the company. which is normally paid in that manner on those shares if, in respect of at least 2 consecutive dividends payable on those shares, the cheques or warrants have been returned undelivered or remain uncashed or, if following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these articles, the company must recommence sending cheques or warrants in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the company to pay future dividends in some other way.

34.7 The directors may retain the dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained in these articles, entitled to become a member, or which any person is under those provisions entitled to transfer, until such person becomes a member in respect of such shares or transfers them.

34.8 All dividends, interest or other sums payable and unclaimed for one year, after having been declared, may be invested or otherwise made use of by the directors for the benefit of the company until claimed and the company is not constituted a trustee in respect of them. No dividend will bear interest as against the company.

34.9 Any dividend which has remained unclaimed for a period of 12 years from the date on which it becomes due for payment will, if the directors so resolve, be forfeited and cease to remain owing by the company and will from then on belong to the company absolutely.

34.10 Any dividend or other money payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled to it and, in the case of joint holders, to any one of such joint holders or, to such person and such address as the holder or joint holders may in writing direct. Every such cheque or warrant will be made payable to the order of the person to whom it is sent or to such other person as the holder or joint holders may in writing direct and payment of the cheque or warrant is a good discharge to the company. Every such cheque or warrant will be sent at the risk

of the person entitled to the money.

34.11 If several persons are registered as joint holders of any share any one of them may give effectual receipts for any dividend or other money payable on or in respect of the share.

34.12 The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole, or some part, to be determined by the board, of any dividend specified by the ordinary resolution. The following provisions will apply:

34.12.1 an ordinary resolution may specify a particular dividend or may specify all or any dividends declared within a specified period but such period may not end later than the beginning of the annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

34.12.2 the entitlement of each holder of ordinary shares to new ordinary shares is such that the relevant value of the entitlement is as nearly as possible equal to, but not greater than, the cash amount, disregarding any tax credit of the dividend that such holder elects to forgo. For this purpose, "relevant value" is calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange, as derived from the London Stock Exchange Daily Official List, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the 4 subsequent dealing days or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend is conclusive evidence of that amount;

34.12.3 on or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer an election in respect of that dividend, must also announce that intention, and, after determining the basis of allotment, if it decides to proceed with the offer, must notify the holders of ordinary shares in writing of the right of election to them and specify the procedure to be followed and the place at which, and the latest time by which elections must be lodged in order to be effective;

34.12.4 the board may not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

34.12.5 the board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

34.12.6 the dividends, or that part of the dividend in respect of which a right of election has been offered, will not be payable on ordinary shares in respect of which an election has been made ("elected ordinary shares") and instead additional ordinary shares will be allotted to the holders of the elected ordinary shares on the basis of the allotment calculated as stated. For such purpose, the board will capitalise, out of any amount for the time being standing to the credit of any reserve or fund, including the profit and loss account, whether or not it is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis; and

34.12.7 the additional ordinary shares when allotted will rank equally in all respects with the fully paid shares then in issue except that they will not be entitled to participate in the relevant dividend.

34.13 A general meeting declaring a dividend may, upon the recommendation of the directors, direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the company or any other company, and the directors must give effect to such resolution. Where any difficulty arises in regard to the distribution, they may settle it as they think expedient and, in particular but without limitation, may issue fractional certificates and may fix the value for distribution of such specific assets or any part of them, and may determine that cash payments will be made to any members upon the basis of the value so fixed, in order to adjust the rights of members. They may vest any specific assets in trustees upon trust

for the persons entitled to the dividend as may seem expedient to the directors, and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or fractional certificates, or any part of them, and otherwise as they think fit.

35. Reserves

35.1 Subject to the provisions of the Act, the directors may before recommending any dividend, whether preferential or otherwise, carry to reserve out of the profits of the company, including any premiums received upon the issue of debentures or other securities of the company, such sums as they think proper as a reserve or reserves.

35.2 All sums standing to reserve may be applied from time to time at the discretion of the directors for meeting depreciation or contingencies or for special dividends or bonuses or for equalising dividends or for repairing, improving or maintaining any of the property of the company or for such other purposes as the directors may decide are conducive to the objects of the company or any of them. Pending their application such sums may either be employed in the business of the company or be invested in such investments as the directors think fit.

35.3 The directors may divide the reserve into such special funds as they think fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve has been divided, as they think fit. Any sum which the directors may carry to reserve out of the unrealised profits of the company will not be mixed with any reserve to which profits available for distribution have been carried. The directors may also without placing them to reserve carry forward any profits which they may think it not prudent to divide.

36. Capitalisation of profits

36.1 Subject as set out in articles 36.2, 36.3 and 36.4, the directors may with the

authority of an ordinary resolution of the company:

36.1.1 resolve to capitalise any undivided profits of the company, whether or not they are available for distribution and including profits standing to any reserve, or, any sum standing to the credit of the company's share premium account or capital redemption reserve funds;

36.1.2 appropriate the profits or sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares, whether or not fully paid, held by them respectively, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such members, or as they may direct, in due proportion, or partly in one way and partly in the other;

36.1.3 resolve that any shares allotted under this article to any member in respect of a holding by him of any partly paid ordinary shares will, so long as such ordinary shares remain partly paid, rank for dividends only to the extent that such partly paid ordinary shares rank for dividend;

36.1.4 make such provisions by the issue of fractional certificates or by payment in cash or otherwise as the directors think fit for the case of shares or debentures becoming distributable under this article in fractions;

36.1.5 authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalisation and any agreement made under such authority being effective and binding on all such members; and

36.1.6 generally do all acts and things required to give effect to such resolution.

36.2 The share premium account and the capital redemption reserve fund and any such profits which are not available for distribution may, for the purposes of article 36.1, only be applied in the paying up of unissued shares to be allotted to members credited as fully paid.

36.3 In the case where any sum is applied in paying amounts for the time being unpaid on any shares of the company or in paying up in full debentures of the

company, the amount of the net assets of the company at that time must be not less than the aggregate of the called up share capital of the company and its undistributable reserves and must not be reduced below that aggregate by the payment of those amounts as shown in the latest audited accounts of the company, or such other accounts as may be relevant.

37. Accounts

37.1 The directors must ensure that proper accounting records are kept in accordance with the Act.

37.2 The accounting records must be kept at the office, or, subject to the provisions of the Act, at such other place as the directors think fit, and must always be open to inspection by the officers of the company. No member, other than a director, has any right of inspecting any account or book or document of the company, except as conferred by the Act or authorised by the directors or by the company in general meetings.

37.3 The directors must from time to time, in accordance with the provisions of the Act, ensure that there are prepared and laid before the company in general meeting such profit and loss accounts balance sheets, group accounts, if any, and reports as are specified in. the Act.

37.4 The auditors' report must be read before the company in general meeting and is open to inspection as required by the Act.

37.5 A copy of every balance sheet and profit and loss account, including every document required by law to be annexed to them, which is to be laid before the company in general meeting, and of the directors' and auditors' reports, must, not fewer than 21 days before the date of the meeting, be sent to every member and to every holder of debentures of the company, except that:

37.5.1 this article does not require copies of such documents to be sent to any person to whom, by virtue of section 23 8(2) of the Act, the company is not required to send them, nor to any person of whose address the company is not aware nor to more than one of the joint holders of any shares or debentures; and

37.5.2 instead of these documents, there may be sent a copy of such summary financial statement as may be permitted, in such form as may be specified and subject to such conditions as may be required

by law to be sent, to the members of and holders of debentures of the company.

37.6 Whenever any of the company's shares or debentures have been admitted to listing by the London Stock Exchange, the required number of such documents must, at the same time, be forwarded to the appropriate officer of the London Stock Exchange.

38. Record dates

38.1 Notwithstanding any other provision of these articles, the company or the board of directors of the company may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

39. Audit

39.1 Once at least in every year the accounts of the company must be examined and the correctness of the balance sheet, profit and loss account and group accounts, if any, ascertained by the auditors for the time being of the company.

39.2 Auditors must be appointed and their duties, powers, rights and remuneration regulated in accordance with the provisions of the Act.

40. Notices

40.1 Any notice or document may be given or served by the company on any member either personally or by sending it through the post in a pre-paid letter addressed to such member at his address as appearing in the register of members. In the case of joint holders of a share, all notices must be given to that one of the joint holders whose name appears first in the register of members in respect of the joint holding and notice so given is sufficient notice to all the joint holders.

40.2 Any member described in the register of members by an address not within the United Kingdom, who from time to time gives to the company an address within the United Kingdom at which notices may be served upon him, is entitled to have notices served upon him at such address but otherwise no member, other than a member described in the register of members by an

address within the United Kingdom, is entitled to receive any notice from the company.

40.3 Any member present, either in person or by proxy, at any meeting of the company is for all purposes deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

40.4 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is bound by any notice, other than a Section 212 Notice, in respect of such share which, prior to his name and address being entered on the register of members, was duly given to the person from whom he derives his title to such shares.

40.5 Any notice required to be given by the company to the members or any of them and not provided for by or pursuant to these articles is sufficiently given if given by advertisement inserted once in at least one national daily newspaper.

40.6 Except as otherwise provided by the Act or by these articles, any notice is exclusive of the day on which it is served or deemed to be served and of the day for which it is given. Any notice or other document required to be served by the company on any member, if served by post, is deemed to have been served at the latest within 24 hours if pre-paid as first class and within 48 hours if pre-paid as second class after it has been posted. In proving such service, it is sufficient to prove that the letter containing the notice or document was properly addressed and duly posted. A notice to be given by advertisement is deemed to have been served on the day on which the advertisement appears.

40.7 Any notice or document delivered or sent by post to or left at the registered address of any member in pursuance of these articles is, notwithstanding that such member is then dead, bankrupt, of unsound mind or, being a corporation, in liquidation and, whether or not the company has notice of the death, bankruptcy, insanity or liquidation of such member, be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder, unless his name has at the time of the service of the notice or document been removed from the register of members as the holder of the share. Such service is, for all purposes, deemed a sufficient service of such notice or document on all persons interested, whether jointly with or as claiming through or under him, in the share.

40.8 The signature on any notice to be given by the company may be written or printed.

41. Untraced shareholders

41.1 The company is entitled to sell at the best price reasonably obtainable any share or stock of a member or any share of stock to which a person is entitled by transmission if and provided that:

41.1.1 during a period of 12 years:

41.1.1.1 the company has paid at least 3 dividends, whether interim or final in respect of the shares in question;

41.1.1.2 no cheque or warrant in respect of any such dividend sent by the company through the post in a pre-paid letter addressed to the member, or to the person entitled by transmission to the share or stock, at his address on the register or the last known address given by the member, or the person entitled by transmission to which cheques and warrants are to be sent, has been cashed; and

41.1.1.3 no communication has been received by the company from the member or the person entitled by transmission;

41.1.2 the company has, at the expiry of the period of 12 years, by advertisement in both a national daily newspaper and in a newspaper circulating in the area in which the address referred to in article 41.1.1.2 is located given notice of its intention to sell such share or stock;

41.1.3 the company has not, during the further period of 3 months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the member or person entitled by transmission; and

41.1.4 the company has first given notice in writing to the London Stock Exchange of its intention to sell such shares or stock.

41.2 To give effect to any such sale, the company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer is as effective as if it had been executed by the registered holder of or person entitled by the transmission to such share or stock. The company must account to the member or other person entitled to such share or stock for the net proceeds of such sale by crediting all money in respect of those proceeds to a separate account, which are a permanent debt of the company, and the company is deemed to be a debtor and not a trustee in respect of it for such member or other person. Money carried to such separate account may either be employed in the business of the company or invested in such investments, other than shares of the company or its holding company if any, as the directors may from time to time think fit.

42. Destruction of documents

42.1 The company may destroy:

42.1.1 any share certificate which has been cancelled at any time after the expiry of 1 year from the date of such cancellation;

42.1.2 any dividend mandate or any variation or cancellation of it or any notification of change of name or address at any time after the expiry of 2 years from the date such mandate, variation, cancellation or notification was recorded by the company;

42.1.3 any instrument of transfer of shares which has been registered at any time after the expiry of 6 years from the date of registration; or

42.1.4 any other document on the basis of which any entry in the register is made at any time after the expiry of 6 years from the date an entry in the register was first made in respect of it.

42.2 It will conclusively be presumed in favour of the company that every share certificate so destroyed was a valid certificate duly and properly sealed, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed under article 42.1 was a valid and effective document, in accordance with its recorded particulars in the books or records of the company, provided that:

42.2.1 the provisions of article 42.1 apply only to the destruction of a

document in good faith and without express notice to the company that the preservation of such document was relevant to a claim;

42.2.2 nothing contained in article 42.1 is construed as imposing upon the company any liability in respect of the destruction of any such document earlier than as set out in article 42.1 or in any case where the conditions of article 42.2.1 are not fulfilled; and

42.2.3 references in this article to the destruction of any document include references to its disposal in any manner.

43. Winding-up

43.1 If the company is wound up, whether the liquidation is altogether voluntary, under supervision or by the court, the liquidator may, with the authority of an extraordinary resolution, divide among the members in specie the whole or part of the assets of the company, whether or not the assets consist of property of one kind or of properties of different kinds and may, for such purposes, set such value as he deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the members or different classes of members. If any such division is carried Out otherwise than in accordance with the existing rights of the members, every member will have the same right of dissent and other ancillary rights as if such resolution were a special resolution passed in accordance with section 110 Insolvency Act 1986. The liquidator may, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the same authority, thinks fit and the liquidation of the company may be closed and the company dissolved. No member will be compelled to accept any shares in respect of which there is a liability.

43.2 The company must exercise the power conferred upon it by section 719 (1) of the Act only with the prior sanction of a special resolution. If at any time the capital of the company is divided into different classes of shares, the exercise of such power is deemed to be a variation of the rights attached to each class of shares and, accordingly, requires the prior consent in writing of the holders of three-fourths in nominal value of the issued shares of each class or the prior sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of each class convened and held in accordance with the provisions of article 3.11.

44. Indemnity

44.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which a Director may otherwise be entitled, every person who is or was at any time a Director or director of an Associated Company shall be indemnified out of the assets of the Company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, provided that no such indemnity is (directly or indirectly) provided against any liability incurred by the director:

44.1.1 to the Company or to any Associated Company;

44.1.2 to pay:

44.1.2.1 a fine imposed in criminal proceedings; or

44.1.2.2 a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising)

44.1.3 in relation to a decision which has become final (in accordance with sections 309B (5) to (7) of the Act):

44.1.3.1 in defending any criminal proceedings in which he is convicted; or

44.1.3.2 in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him; or

44.1.3.3 in connection with any application under any of the following provisions in which the court refuses to grant him relief:

(A) section 144(3) or (4) of the Act; or

(B) section 727 of the Act.

44.2 Without prejudice to any indemnity to which such person may otherwise be entitled, every officer of the Company or of an Associated Company, other than a Director or a director of an Associated Company, shall be indemnified out of the assets of the Company against any liability, cost, loss, charge or expense incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted by him as an officer of the Company or of an Associated Company.

44.3 Without prejudice to article 44.1 above the Company may purchase and maintain for any person who is or was at any time a Director or director of an Associated Company insurance against any liability which attaches to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company. The Company may also purchase and maintain insurance for or for the benefit of any person who is or was at any time an officer of the Company or of any Relevant Company (as defined in article 44.5 below), other than a Director or a director of an Associated Company, or who is or was at any time a trustee of any pension fund or employees' shares scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company or any such pension fund or employees' share scheme.

44.4 The Directors may take independent professional advice at the Company's expense in relation to their duties as directors of any Relevant Company.

44.5 For the purpose of articles 44.3 and 44.4 above "**Relevant Company**" shall mean the Company, any Associated Company or any other body, whether or not incorporated, in which the Company or any Associated Company or any of the predecessors of the Company or of any Associated Company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Associated Company of the Company or of such other body.

45. Indemnity against claims in respect of shares

45.1 The provisions of article 45.2 will apply whenever any law for the time being of

any country, state or place imposes or purports to impose any immediate or future or possible liability on the company to make any payment, or empowers any government or taxing authority or government official to require the company to make any payment, in respect of any shares held either jointly or solely by a member or in respect of any dividends or other money due or payable or accruing due or which may become due or payable to such members by the company or in respect of any such shares or for or on account or in respect of any member in consequence of:

45.1.1 the death of such member; or

45.1.2 the non-payment of any income tax or other tax by such member in respect of any shares in the company or dividend or other payment in respect of such shares; or

45.1.3 the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such member or by or out of his estate.

45.2 In the circumstances described in article 45.1 the company:

45.2.1 will be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

45.2.2 may recover as a debt due from such member or his executor or administrator, wherever constituted or residing, any money paid by the company under or in consequence of any such law, together with interest on it at the rate of 15 per cent. per annum from the date of payment to the date of repayment.

45.3 Nothing contained in articles 45.1 and 45.2 prejudices or affects any right or remedy which any law may confer or purport to confer on the company and, as between the company and every such member as is referred to in article *45.1,* his executor, administrator, and estate wherever constituted or situated, any right or remedy which such law confers or purports to confer on the company will be enforceable by the company.

1·3

FILE COPY

RECEIVED

A 10:55

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 3508592

The Registrar of Companies for England and Wales hereby certifies that

BIGBOOM PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Cardiff, the 11th February 1998

E.P. Owen

MRS. E. P. OWEN

N03508592J

For the Registrar of Companies

COMPANIES HOUSE

HC008B

COMPANIES HOUSE

Please complete in typescript, or in bold black capitals.

12

Declaration on application for registration

Company Name in full BIGBOOM PLC ~~LIMITED~~

I, Lynda Spencer, signing on behalf

of Hallmark Secretaries Ltd, ~~120 East Road, London N1 6AA~~

† Please delete as appropriate.

do solemnly and sincerely declare that I am a [~~Solicitor engaged in the formation of the company~~][person named as ~~director or~~ secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985]† and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at No 1 Battersea Square, London SW11 3PZ

the 4th day of February

One thousand nine hundred and ninety 8

❶ Please print name. before me ❶ ROBERT KING

Signed Robert King **Date** 4.2.98.

A ~~Commissioner for Oaths or Notary Public or Justice of the Peace or~~ Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

STANLEY DAVIS GROUP LIMITED
120 EAST ROAD, LONDON N1 6AA
Tel 0171 253 0800
DX number 36609 DX exchange FINSBURY

COMPANIES HOUSE 04/02/98

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form revised March 1995

COMPANIES HOUSE

10

Please complete in typescript, or in bold black capitals.

First directors and secretary and intended situation of registered office

Notes on completion appear on final page

Company Name in full	BIGBOOM PLC
	~~LIMITED~~

F010001H

Proposed Registered Office (PO Box numbers only, are not acceptable)	120 EAST ROAD LONDON, N1 6AA
Post town	
County / Region	Postcode

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name	STANLEY DAVIS GROUP LIMITED
Address	120 EAST ROAD
Post town	LONDON
County / Region	Postcode N1 6AA

Number of continuation sheets attached

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

STANLEY DAVIS GROUP LIMITED

120 EAST ROAD, LONDON N1 6AA

Tel 0171 253 0800

DX number 36609 DX exchange FINSBURY

KLO *KSEWE3FI* 979
COMPANIES HOUSE 04/02/98

de

Form revised March 1995

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Secretary (see notes 1-5)

Company name: LIMITED

NAME *Style / Title: *Honours etc:

* Voluntary details

Forename(s):

Surname: HALLMARK SECRETARIES LIMITED

Previous forename(s):

Previous surname(s):

Address: 120 EAST ROAD

Usual residential address
For a corporation, give the registered or principal office address.

Post town: LONDON

County / Region: Postcode: N1 6AA

Country:

I consent to act as secretary of the company named on page 1

Consent signature: P.P. Hallmark Secretaries Ltd Date: 02.02.98

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title: *Honours etc:

Forename(s):

Surname: HALLMARK REGISTRARS LIMITED

Previous forename(s):

Previous surname(s):

Address: 120 EAST ROAD

Usual residential address
For a corporation, give the registered or principal office address.

Post town: LONDON

County / Region: Postcode: N1 6AA

Country:

Date of birth (Day Month Year): Nationality:

Business occupation:

Other directorships:

I consent to act as director of the company named on page 1

Consent signature: p.p. Hallmark Registrars Ltd Date: 02.02.98

an agent on behalf of all subscribers

Signed: Date: 02.02.98

Directors (continued) (see notes 1-5)

* Voluntary details

NAME *Style / Title		*Honours etc	
Forename(s)			
Surname	HALLMARK SECRETARIES LIMITED		
Previous forename(s)			
Previous surname(s)			
Address	120 EAST ROAD		
Post town			
County / Region	LONDON	Postcode	N1 6AA
Country			

Usual residential address
For a corporation, give the registered or principal office address.

	Day	Month	Year		
Date of birth				**Nationality**	

Business occupation	
Other directorships	

I consent to act as director of the company named on page 1

Consent signature	p.p. Hallmark Secretaries Limited [signature]	**Date**	2.2.98

This section must be signed by
Either

an agent on behalf of all subscribers	**Signed** [signature]	**Date**	2.2.98.
***Or* the subscribers**	**Signed**	**Date**	
(i.e those who signed as members on the memorandum of association).	**Signed**	**Date**	
	Signed	**Date**	
	Signed	**Date**	
	Signed	**Date**	
	Signed	**Date**	

Notes

1. Show for an individual the full forename(s) NOT INITIALS and surname together with any previous forename(s) or surname(s).

   If the director or secretary is a corporation or Scottish firm - show the corporate or firm name on the surname line.

   Give previous forename(s) or surname(s) except that:

   - for a married woman, the name by which she was known before marriage need not be given,

   - names not used since the age of 18 or for at least 20 years need not be given.

   A peer, or an individual known by a title, may state the title instead of or in addition to the forename(s) and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

   Address:

   Give the usual residential address.

   In the case of a corporation or Scottish firm give the registered or principal office.

   Subscribers:

   The form must be signed personally either by the subscriber(s) or by a person or persons authorised to sign on behalf of the subscriber(s).

2. Directors known by another description:

   - A director includes any person who occupies that position even if called by a different name, for example, governor, member of council.

3. Directors details:

   - Show for each individual director the director's date of birth, business occupation and nationality.
   The date of birth must be given for every individual director.

4. Other directorships:

   - Give the name of every company of which the person concerned is a director or has been a director at any time in the past 5 years. You may exclude a company which either **is or at all times during the past 5 years,** when the person was a director, **was:**

   - dormant,

   - a parent company which wholly owned the company making the return,

   - a wholly owned subsidiary of the company making the return, or

   - another wholly owned subsidiary of the same parent company.

   If there is insufficient space on the form for other directorships you may use a separate sheet of paper, which should include the company's number and the full name of the director.

5. Use Form 10 continuation sheets or photocopies of page 2 to provide details of joint secretaries or additional directors and include the company's number.

1·4

FILE COPY

RECEIVED

A 10:55

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3508592

The Registrar of Companies for England and Wales hereby certifies that

BIGBOOM PLC

having by special resolution changed its name, is now incorporated

under the name of

REGEN THERAPEUTICS PLC

Given at Companies House, Cardiff, the 8th June 1998

A L TURNER

C035085927

For the Registrar of Companies

COMPANIES HOUSE

HC006B

CMO2843 EIS

BIGBOOM PLC

COMPANY NUMBER 3508592

Written resolution passed
under section 381(a) Companies Act 1985

no fee

Special resolution

1. That the name of the company be changed to "ReGen Therapeutics Plc".

for Walgate Services Limited
....
Shareholder

Dated: 18 May 1998

[D:\DOCS\JBC\WR-15546.6]

1.5

FILE COPY

RECEIVED

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3508592

The Registrar of Companies for England and Wales hereby certifies that

REGEN THERAPEUTICS PLC

having by special resolution changed its name, is now incorporated

under the name of

ReGen Therapeutics Plc

Given at Companies House, Cardiff, the 7th August 1998

A L Turner

A L TURNER

For the Registrar of Companies

C035085926

COMPANIES HOUSE

HC006B

The Companies Act 1985 - 1989

Company Limited by Shares

Resolutions of ReGen Therapeutics Plc

Company Number 3508592

Under section 381A Companies Act 1985 the following written resolutions were passed on 17 July 1998:

Ordinary resolution

1. That:

1.1 the authorised share capital of the company is increased from £50,000 to £35,000,000 by the creation of 34,950,000 new ordinary shares of £1 each;

1.2 each of the existing issued and unissued ordinary shares of £1 each in the capital of the company is subdivided into 20 ordinary shares of 5p each; and

1.3 in accordance with section 80 of the Companies Act 1985 ("CA 1985") the directors are generally and unconditionally authorised to allot relevant securities as defined in section 80 (2) CA 1985 up to an aggregate nominal value of £35,000,000 such authority, unless previously revoked or varied by the company in general meeting to expire on 30 June 2003, except that the directors may allot relevant securities pursuant to an offer or agreement made before the expiry of the authority.

Special resolution

2. That:

2.1 in accordance with section 95(1) CA 1985 the directors are authorised to allot equity securities, as defined in section 94(2) CA 1985 for the period commencing on the date of this resolution and expiring on 30 June 2003, as if section 89(1) CA 1985 did not apply to such allotment, except that the directors may allot relevant securities following an offer or agreement made before the expiry of the authority and provided that the authority is limited to:

2.1.1 the allotment of 5,000,000 ordinary shares of 5p each pursuant to an offer for subscription to be made pursuant to a pathfinder prospectus dated 9 July 1998;

2.1.2 the allotment of equity securities in connection with an offer of securities open for acceptance for a period fixed by the directors by the holders of shares or any loan stock in the company and in proportion, as nearly as possible, to their holdings on a record date fixed by the directors, but subject to any exclusions or arrangements which the directors think necessary or expedient for the purpose of dealing with fractional entitlements or legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange in any territory;

2.1.3 the allotment of equity securities under the terms of any share schemes approved by the company in general meeting;

2.1.4 the allotment of equity securities, otherwise than in accordance with paragraphs 2.1.1 and 2.1.2 of up to £1,750,000 *which represents five per cent of the issue* ordinary share capital of the company following the passing of this resolution;

2.1.5 the allotment of any Equalisation Shares and/or Further Consideration Shares as defined in the share sale agreement to be entered into by the company and the shareholders of The Georgiades Foundation Limited;

2.2 the existing memorandum of association of the company be replaced in its entirety by the memorandum of association attached and initialled for the purpose of identification.

2.3 the existing articles of association of the company be replaced in their entirety by the articles of association attached and initialled for the purpose of identification.

2.4 the name of the Company be changed to ReGen Therapeutics Plc.

....

Member

[G:\USERS\CCRILLY\DOCS\JBC\REGEN.RES]

Bulk 101475 | 30 1.6

CD ROM A/R 11/2/07

PGS 9/17

Company Name
REGEN THERAPEUTICS PLC

363s Annual Return

Companies House — for the record —

Company Type
Public Limited Company

Company Number
3508592

Information extracted from Companies House records on **6th February 2007**

Ref: 3508592/09/28

> Please check the details printed in the **"Current details"** column.
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

TUESDAY A15 27/03/2007 488 COMPANIES HOUSE

	Current details	A
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**8 Baker Street London W1U 3LL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Suite 406 Langham House 29-30 Margaret Street London W1W 8SA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **5232** **Retail medical & orthopaedic goods** **7310** **R & D on nat sciences & engineering**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3508592

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Norman Alec Charles LOTT** **Address** **St. Anns Lodge** **Ruxbury Road** **Chertsey** **KT16 9NH**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Norman Alec Charles LOTT ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Keith Baden CORBIN** **Address** **Clos Du Fauconnier** **Rue Des Fauconnaires St Andrews** **Guernsey** **GY6 8UE** **Date of birth** **18/08/1952** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Keith Baden CORBIN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Peter Redvers GARROD**	Name ____________
	Address **The Bower High Street** **Staplehurst** **Tonbridge** **Kent** **TN12 0BL**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth **24/10/1950**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** **British** **Occupation** **Dental Surgeon**	Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Peter Redvers GARROD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Percy William Cecil LOMAX**	Name ____________
	Address **6 Chelmsford Road** **South Woodford** **London** **E18 2PL**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth **10/06/1944**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** **British** **Occupation** **Director**	Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Percy William Cecil LOMAX ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Norman Alec Charles LOTT**	Name ____________
	Address **St. Anns Lodge** **Ruxbury Road** **Chertsey** **KT16 9NH**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth **03/10/1955**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Accountant**	Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Norman Alec Charles LOTT ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Timothy Simon SHILTON**	Name ____________
	Address **The Stables, Caxton Place** **Court Lane** **Hadlow** **Kent** **TN11 0JU**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth **20/05/1956**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Development Director**	Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Timothy Simon SHILTON ceased to be director (if applicable) __ / __ / ____

Company Number - 3508592

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Martin Jonathan SMALL**	Name ______
	Address **13 The Landway** **Bearsted** **Maidstone** **Kent** **ME14 4BD**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth **27/09/1958**	UK Postcode ____ ___
	Nationality **British**	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	**Occupation** **New Projects Director Pharmace**	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date Martin Jonathan SMALL ceased to be director (if applicable) __/__/____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 0.1p	846,146,110 ✓	£846,146 ✓
DEFERRED 4.9	108,121,391 ✓	£5,297,948 ✓

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 954,267,50 ✓

Aggregate Nominal Value of issued shares: £6,144,094 ✓

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed

ON DISK

The last full list of members was received on: 11/02/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3508592

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3508592

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 14 / 03 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***11/2/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th February 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: NORMAN LOTT

Telephone number *inc code*: 020 7 907 0910

Address

DX number *if applicable*

DX exchange

Postcode

FORM ML8(03/07)
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3508592

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 29/03/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

Companies House
— for the record —

Bulk List. (·7100999)30 Cd.

RECEIVED

Company Name
REGEN THERAPEUTICS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in ca

Company Type
Public Limited Company

Company Number
3508592
Information extracted from Companies House records on
1st March 2006

Section 1: Company details

COMPANIES HOUSE 22/03/2006

Ref: 3508592/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**8 Baker Street London W1U 3LL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Suite 406 Langham House 29-30 Margaret Street London W1W 8SA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code / Description** **5232 Retail medical & orthopaedic goods** **7310 R & D on nat sciences & engineering**	**SIC CODE Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3508592

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Norman Alec Charles LOTT **Address** St. Anns Lodge Ruxbury Road Chertsey KT16 9NH	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Norman Alec Charles LOTT ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith Baden CORBIN **Address** Clos Du Fauconnier Rue Des Fauconnaires St Andrews Guernsey GY6 8UE **Date of birth** 18/08/1952 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Keith Baden CORBIN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Peter Redvers GARROD	Name ________
	Address The Bower High Street Staplehurst Tonbridge Kent TN12 0BL	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 24/10/1950 **Nationality** British **Occupation** Dental Surgeon	UK Postcode __ __ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Peter Redvers GARROD ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Percy William Cecil LOMAX	Name ________
	Address 6 Chelmsford Road South Woodford London E18 2PL	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 10/06/1944 **Nationality** British **Occupation** Director	UK Postcode __ __ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Percy William Cecil LOMAX ceased to be director (if applicable) __ / __ / ____

Company Number - 3508592

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Norman Alec Charles LOTT **Address** St. Anns Lodge Ruxbury Road Chertsey KT16 9NH **Date of birth** 03/10/1955 **Nationality** British **Occupation** Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a *Confidentiality Order* granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Norman Alec Charles LOTT *ceased to be director* (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Timothy Simon SHILTON **Address** The Stables, Caxton Place Court Lane Hadlow Kent TN11 0JU **Date of birth** 20/05/1956 **Nationality** British **Occupation** Development Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Timothy Simon SHILTON ceased to be director (if applicable) __ / __ / ____

Company Number - 3508592

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Martin Jonathan SMALL	Name ______
	Address 13 The Landway Bearsted Maidstone Kent ME14 4BD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 27/09/1958	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	**Occupation** New Projects Director Pharmace	Nationality ______ Occupation ______ Date of change __/__/____ Date Martin Jonathan SMALL ceased to be director (if applicable) __/__/____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 0.10	501,304,442 ✓	£501,304 ✓
DEFERRED 4.9	108,121,391 ✓	£5,297,948 ✓

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 609,425,833 ✓

Aggregate Nominal Value of issued shares: £5,799,252 ✓

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed ON DISK

The last full list of members was received on: 11/02/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3508592

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3508592

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3508592

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date 10 / 03 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *11/2/2006*

If you are making this return up to an earlier date, please give the date here

[illegible]

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th February 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: N. LOTT

Telephone number *inc code*: 0207 907 0910

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 3508592

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER

Companies House
— for the record —

1·8

100657/30

Company Name
REGEN THERAPEUTICS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column. [redacted]
> Please use black pen and write i[redacted]

Company Type
Public Limited Company

Company Number
3508592
Information extracted from Companies House records on 22nd January 2005

COMPANIES HOUSE 09/03/05
A31 COMPANIES HOUSE 0141 23/02/05

Section 1: Company details

Ref: 3508592/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	8 Baker Street London W1U 3LL	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Suite 406 Langham House 29-30 Margaret Street London W1W 8SA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 5232 Retail medical & orthopaedic goods	**SIC CODE** **Description** 7310 R&D on nat sciences

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3508592

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Norman Alec Charles LOTT **Address** St. Anns Lodge Ruxbury Road Chertsey KT16 9NH	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Norman Alec Charles LOTT ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Malcolm Charles Rhett BEVERIDGE **Address** Wierton Oast Wierton Hill Boughton Monchelsea Maidstone Kent ME17 4JT **Date of birth** 19/12/1950 **Nationality** British **Occupation** Solicitor	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Malcolm Charles Rhett BEVERIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3508592

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith Baden CORBIN **Address** Clos Du Fauconnier Rue Des Fauconnaires St Andrews Guernsey GY6 8UE **Date of birth** 18/08/1952 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Keith Baden CORBIN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Percy William Cecil LOMAX **Address** 6 Chelmsford Road South Woodford London E18 2PL **Date of birth** 10/06/1944 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Percy William Cecil LOMAX ceased to be director (if applicable) __ / __ / ____

Company Number - 3508592

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Norman Alec Charles LOTT **Address** St. Anns Lodge Ruxbury Road Chertsey KT16 9NH **Date of birth** 03/10/1955 **Nationality** British **Occupation** Accountant	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Norman Alec Charles LOTT ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Timothy Simon SHILTON **Address** The Stables, Caxton Place Court Lane Hadlow Kent TN11 0JU **Date of birth** 20/05/1956 **Nationality** British **Occupation** Development Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Timothy Simon SHILTON ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

> **Director**
>
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*
>
> *Particulars of a new Director must be notified on form 288a.*

Current details	Amended details
Name Martin Jonathan SMALL	Name ______
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 13 The Landway, Bearsted, Maidstone, Kent, ME14 4BD	Address ______
	UK Postcode ____ ___
Date of birth 27/09/1958	Date of birth __ / __ / ____
Nationality British	Nationality ______
Occupation New Projects Director Pharmace	Occupation ______
	Date of change __ / __ / ____
	Date Martin Jonathan SMALL ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 0.001p	341,919,720	£341,920
DEFERRED 0.0490p	108,121,391	£5,297,948

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 450,041,111

Aggregate Nominal Value of issued shares: £5,639,868

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed ON DISK

The last full list of members was received on: 11/02/2004

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3508592

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3508592

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 21 / 02 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *11/2/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th February 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: N. LOTT

Telephone number *inc code*: 0207 9070910

Address: AS ABOVE

DX number *if applicable*: ______

DX exchange: ______

Postcode ____ ___

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 03508592

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER

ReGen Therapeutics Plc
(Company Number 3508592)

The following Resolutions were passed at an Extraordinary General Meeting of the Company held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on Monday, 31 March 2003 at 11.00 a.m.

Resolution 1

(a) every authorised but unissued Ordinary Share of 5p each in the capital of the Company be and is hereby sub-divided into fifty Ordinary Shares of 0.lp each and every issued Ordinary Share of 5p in the capital of the Company be and is hereby sub-divided into and reclassified as one Ordinary Share of 0.lp and one Deferred Share of 4.9p, such Deferred Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended pursuant to paragraph (b) of this Resolution; and

(b) the Articles of Association of the Company be amended as follows:

(i) by inserting the following into the existing article 1.1:

"“Ordinary Shares” the ordinary shares of 0.lp each in the capital of the company

“Deferred Shares” the deferred shares of 4.9p each in the capital of the company”;

(ii) by inserting the following new article 1.6:

“1.6 A reference to a “share” includes references to Ordinary Shares and Deferred Shares, unless the context requires otherwise”.

(iii) by deleting the existing article 3.1 and substituting the following therefor:

“3.1 At 31 March 2003. the authorised share capital of the Company is £35,000,000 divided into 29,610,000,000 Ordinary Shares and 110,000,000 Deferred Shares.”

(iv) by inserting the following new article 3.13:

“3.13 The rights and restrictions attaching to the Deferred Shares are as follows:

As regards income
3.13.1 The Deferred Shares shall carry no right to receive any dividend or other distribution in respect of any financial year or other period of the company.

As regards capital
3.13.2 On any return of capital whether on a winding up or reduction of capital or otherwise, the holders of the Deferred Shares shall be entitled to receive the amount paid up or credited as paid up on their respective holdings of Deferred Shares but only after there has been paid on each Ordinary Share the nominal amount paid up on such share plus a further sum of £1,000,000 per share, but the holders of the Deferred Shares shall not be

entitled to participate further in any distribution of the assets or the capital of the company.

As regards voting

3.13.3 The holders of the Deferred Shares shall have no right to receive notice of or to attend or to vote or to speak either in person or by proxy at any general meeting or class meeting of the company.

As regards transfer

3.13.4 Notwithstanding article 8, the holders of the Deferred Shares shall have no right to transfer any Deferred Shares except to the company or to such persons as the company may determine.

The creation or issue of Deferred Shares shall be deemed to confer irrevocable authority on the company at that time or at any time thereafter to:

3.13.4.1 register such shares in the name of such person or persons as the company may determine as custodian thereof; and/or

3.13.4.2 appoint any person to execute on behalf of any holder or holders of such shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holder thereof, to such person or persons as the company may determine as custodian thereof;

and to cancel such shares (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holder or holders thereof and pending such transfer and/or cancellation to retain the certificate, if any, for such shares and to do all things necessary or desirable to give effect to such transfer or cancellation.

As regards purchase or redemption

3.13.5 The company may, at its option at any time after the adoption of this article 3.13, purchase or redeem all or any of the Deferred Shares then in issue, at a price not exceeding 4.9p for each Deferred Share so purchased or redeemed. Any payment due on purchase or redemption of the Deferred Shares shall be paid on the date of such purchase or redemption.

As regards certificates

3.13.6 Notwithstanding article 4, the holders of the Deferred Shares shall have no right to receive a certificate in respect of their holding.

As regards modification of rights

3.13.7 Neither the passing by the company of any special resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the court nor the obtaining by the company nor the making by the court of any order confirming any such reduction of capital nor the making effective of such order shall constitute a modification, variation or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction in capital effected in accordance with the Act without sanction on the part of the holders of the Deferred Shares.

The company may from time to time create, allot and issue further shares,

whether ranking *paripassu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose."

Resolution 2

Subject to the passing of Resolution 1, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii) generally up to an aggregate nominal amount of £36,040,

such authority (unless previous revoked, varied or renewed) to expire on the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 3

Subject to the passing of Resolution 2, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers

pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 2 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £5,406,

such power (unless previously revoked, varied or renewed) to expire on the conclusion of the

Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Signed by: ....

Percy Lomax, Chairman

1.12

COMPANIES HOUSE 04/05/05

Company Number: 03508592

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

REGEN THERAPEUTICS PLC

(the "Company")

Passed on 26th April 2005

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 26 April 2005, the following ordinary and special resolutions were passed.

ORDINARY RESOLUTION

1. THAT the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

   (i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

   (ii) generally up to an aggregate nominal amount of £113,973.24

   such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2006, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

2. THAT the directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for the existing powers pursuant to Section 95 of the Act given to the Directors to the extent such

power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £17,095.99,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2006; provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

3. That the Company's articles of association (the "Articles") be amended as follows with immediate effect:

(i) to insert new articles 24.5 to 24.8 as follows:

"24.5 At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

24.6 The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by

the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

24.7 Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

24.8 A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost."

(ii) by re-numbering the existing article 24.5 as article 24.9.

4. That the Articles be amended as follows:

(i) that a new definition be inserted in article 1.1 after the definition of "Act" but prior to the definition of "auditors":

""**Associated Company**" means a company which is the Company's subsidiary, or the Company's holding company or a subsidiary of the Company's holding company;"

(ii) that article 44 be deleted in its entirety and be replaced with the following new article 44:

"44. Indemnity

44.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which a Director may otherwise be entitled, every person who is or was at any time a Director or director of an Associated Company shall be indemnified out of the assets of the Company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, provided that no such indemnity is (directly or indirectly) provided against any liability incurred by the director:

44.1.1 to the Company or to any Associated Company;

44.1.2 to pay:

44.1.2.1 a fine imposed in criminal proceedings; or

44.1.2.2 a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising);

44.1.3 in relation to a decision which has become final (in accordance with sections 309B (5) to (7) of the Act);

44.1.3.1 in defending any criminal proceedings in which he is convicted; or

44.1.3.2 in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him; or

44.1.3.3 in connection with any application under any of the following provisions in which the court refuses to grant him relief:

(A) section 144(3) or (4) of the Act; or

(B) section 727 of the Act.

44.2 Without prejudice to any indemnity to which such person may otherwise be entitled, every officer of the Company or of an Associated Company, other than a Director or a director of an Associated Company, shall be indemnified out of the assets of the Company against any liability, cost, loss, charge or expense incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted by him as an officer of the Company or of an Associated Company.

44.3 Without prejudice to article 44.1 above the Company may purchase and maintain for any person who is or was at any time a Director or director of an Associated Company insurance against any liability which attaches to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company. The Company may also purchase and maintain insurance for or for the benefit of any person who is or was at any time an officer of the Company or of any Relevant Company (as defined in article 44.5 below), other than a Director or a director of an Associated Company, or who is or was at any time a trustee of any pension fund or employees' shares scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company or any such pension fund or employees' share scheme.

44.4 The Directors may take independent professional advice at the Company's expense in relation to their duties as directors of any Relevant Company.

44.5 For the purpose of articles 44.3 and 44.4 above **"Relevant Company"** shall mean the Company, any Associated Company or any other body, whether or not incorporated, in which the Company or any Associated Company or any of

the predecessors of the Company or of any Associated Company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Associated Company of the Company or of such other body."

Chairman

Company Number: 03508592

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

REGEN THERAPEUTICS PLC

(the "Company")

Passed on 13th June 2006

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 13 June 2006, the following ordinary and special resolutions were passed.

ORDINARY RESOLUTIONS

1. That the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "**Act**") (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 8012) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £29,165.22, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

2. That the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £190,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other

arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

3. That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has nut been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by the above resolution as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

   (i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

   (ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £29,165.22,

   such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

4. That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by the above resolution as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £190,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be

allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Chairman

1.14

Company Number: 03508592

RECEIVED

2007 JAN 11 A 10:05

OFFICE OF CORPORATE FINANCE

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

REGEN THERAPEUTICS PLC.

(the "Company")

Passed on 15 May 2007

WEDNESDAY

A56 06/06/2007 282
COMPANIES HOUSE

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW on 15 May 2007 at 12 noon, the following ordinary and special resolutions were passed

ORDINARY RESOLUTIONS

Resolution 5

Subject to the passing of Resolution 7 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £42,000, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired

Resolution 6

Subject to the passing of Resolution 8 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired

SPECIAL RESOLUTIONS

Resolution 7

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever, and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £42,000,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired

Resolution 8

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 6 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired

Chairman

1.15

RECEIVED

[illegible] 14 A 10:07

[illegible] INTERNATIONAL CORPORATE FINANCE

Company Number: 3508592

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS

OF

EGEN THERAPEUTICS PLC

(the "Company")

Passed on 20 November 2007

At an Extraordinary General Meeting of the Company duly convened and held at the offices of Heller Ehrman (Europe) LLP at 1st Floor, Condor House, 10 St Paul's Churchyard, London, EC4M 8AL on 20 November 2007 at 11 00 a m, the following ordinary and special resolutions (the "**Resolutions**") were passed

ORDINARY RESOLUTIONS

1 That

a) Every 100 ordinary shares of 0 1p each ("**Existing Ordinary Shares**") in issue as at 6 00 p m on 20 November 2007 (or such other time and date as the Directors may determine) shall be and is hereby consolidated into one ordinary share of 10p each ("**New Ordinary Share**") but so that no Shareholder shall be entitled to any fraction of a New Ordinary Share and all fractional entitlements arising out of such consolidation shall be aggregated, so far as possible, into New Ordinary Shares and the whole number of New Ordinary Shares arising from such aggregation shall be sold on behalf of Shareholders by King & Shaxson Capital Limited (or such person as the Directors may determine) for the best price reasonably obtainable and the net proceeds of sale shall be distributed in due proportion among those Shareholders who would otherwise be entitled to such fractional entitlements (save that any fraction of a penny which would otherwise be payable shall be rounded down to the nearest penny) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant Shareholders and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares

b) Following the consolidation referred to in sub-paragraph (a) above, all authorised but unissued Existing Ordinary Shares (up to such number as will result in a whole number of New Ordinary Shares and the balance remaining unconsolidated) be and hereby are consolidated into New Ordinary Shares

c) The whole of the Company's authorised but unissued Existing Ordinary Shares remaining after the consolidation referred to in sub-paragraph (b) above shall be and are hereby cancelled

2 Subject to the passing of Resolution 4 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "**Act**") (in substitution for all existing authorities granted prior to the date this Resolution is passed pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £51,294, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired

3 Subject to the passing of Resolution 5 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date this Resolution is passed pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired

SPECIAL RESOLUTIONS

4 That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date this Resolution is passed pursuant to Section 95 of the Act to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 2 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever, and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £51,294,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired

5 That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date this Resolution is passed pursuant to Section 95 of the Act to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 3 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired

Chairman

9817-1

1.16

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3508592

Company Name in full REGEN THERAPEUTICS PLC

	Day	Month	Year
Date of termination of appointment	26	04	2005

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title | *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) MALCOLM CHARLES RHETT

Surname BEVERIDGE

	Day	Month	Year
†Date of Birth	19	12	1950

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6 JULY 2005

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

NORMAN LOTT

Tel 020 7907 0910

DX number DX exchange

COMPANIES HOUSE A14 09/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

1.17

Companies House — for the record —

RECEIVED

Please complete in typescript, or in bold black capitals.

CHFP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3508592

Company Name in full REGEN THERAPEUTICS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	08	03	2005	†Date of Birth	24	10	1950

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Dr *Honours etc:

Forename(s): PETER ~~REYNOLDS~~ REDVERS

Surname: GARROD

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: BOWER, HIGH STREET,

Post town: STAPLEHURST Postcode: TN12 0BL

County / Region: KENT Country:

†Nationality: BRITISH †Business occupation: DENTAL SURGEON

†Other directorships (additional space overleaf): Bower dental Centre

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature P R Garrod **Date** 8 3 05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

NORMAN LOTT

Tel 020 7907 0910

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.18(1)

Companies House
for the record

RECEIVED
2005 JAN 14 A 10:57
... INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	10	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,692,308		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

1,000 issued ordinary shares of £1 each in the capital of Guildford Clinical Pharmacology Unit Limited

COMPANIES HOUSE 14/01/05
A49 COMPANIES HOUSE 0441 11/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name GRAHAM MOULD Address 2 HUNTER ROAD, GUILDFORD, SURREY UK Postcode GU1 3LH	ORDINARY	3,000000
Name ANDREW SUTTON Address THE CEDARS, CEDARS VANZELL ROAD, EASTBOURNE, MIDHURST, WEST SUSSEX UK Postcode GU29 9BA	ORDINARY	4,461539
Name SUSAN PIKE Address 9 DERWENT CLOSE, COVE, FARNBOROUGH, HANTS UK Postcode GU14 0JU	ORDINARY	230,769
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

1.18 (2)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7000000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*	2.3p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE u455 24/12/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	DR PETER REDVERS GARROD	Class of shares allotted	Number allotted
Address	THE BOWER, HIGH STREET, STAPLEHURST	ORDINARY	6000000
UK Postcode	TN12 0BL		
Name	DR ANDREW PATTERSON	Class of shares allotted	Number allotted
Address	DEAKIN HOUSE, DEAKIN LEES, TONBRIDGE	ORDINARY	1000000
UK Postcode	TN9 2JT		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 December 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N. LOTT

Tel 020 7907 0910

DX number DX exchange

1-18(3)

Companies House

for the record

RECEIVED

JAN 14 A 10:

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	47260870		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*	2.3p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0456 24/12/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: KBC PEEL HUNT LTD Address: PARTICIPANT ID 871 MEMBER ACCOUNT PMPRINC 111 OLD BROAD STREET, LONDON UK Postcode EC2N 1PH	ORDINARY	1000000
Name: CITY EQUITIES (NOMINEES) LIMITED Address: PARTICIPANT ID 00XKD MEMBER ACCOUNT PBOUGHT OCEAN HOUSE, LITTLE TRINITY LANE, LONDON UK Postcode EC4V 2DL	ORDINARY	8000000
Name: WINTERFLOOD SECURITIES LTD Address: PARTICIPANT ID 801 MEMBER ACCOUNT WINSCREP THE ATRIUM BUILDING, CANNON BDG, 25 DOWGATE HILL, LONDON UK Postcode ECR4 2GA	ORDINARY	5000000
Name: SHORE CAPITAL STOCKBROKERS LIMITED Address: PARTICIPANT ID 58901 MEMBER ACCOUNT SMPRINC BOND STREET HOUSE, 14 CLIFFORD STREET, LONDON UK Postcode W1X 1RE	ORDINARY	500,000
Name: HOODLESS BRENNAN & PARTNERS PLC Address: PARTICIPANT ID HB0A1 MEMBER ACCOUNT RGT 40 MARSH WALL, LONDON UK Postcode E14 9TP	ORDINARY	250,000

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N.

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HOODLESS BRENNAN & PARTNERS PLC Address: PARTICIPANT ID HB0A1 MEMBER ACCOUNT PB 40 MARSH WALL, LONDON UK Postcode E14 9TP	ORDINARY	28260870
Name: PERSHING KEEN NOMINEES LTD Address: PARTICIPANT ID 601 MEMBER ACCOUNT TUT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	1000000
Name: JEFFERIES INTERNATIONAL (NOMINEES) LTD Address: PARTICIPANT ID 393 MEMBER ACCOUNT PRIN 1 FRIDAY STREET, LONDON UK Postcode EC4N 9JA	ORDINARY	250000
Name: NORTRUST NOMINEES LTD Address: PARTICIPANT ID CI01 NORTHERN TRUST COMPANY, 50 BANK STREET, LONDON UK Postcode E14 5NT	ORDINARY	1000000
Name: EVOLUTION (NOMINEES) LIMITED Address: PARTICIPANT ID 50X23 MEMBER ACCOUNT RGT 100 WOOD STREET, LONDON UK Postcode EC2V 7AN	ORDINARY	2000000

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23 December 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N. LOTTI

Tel 020 7907 0910

DX number *DX exchange*

1 18 (4)

Companies House
for the record

RECEIVED
2008 JAN 14 A 10:07

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2222222		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*	1.35p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 06/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT SHCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 2222222
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/10/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT
Tel 0207 907 0910
DX number DX exchange

1.18(5)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3508592
Company name in full	REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	89,000,000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 04/11/2005 -54
A55 *ADND69AC* 527
COMPANIES HOUSE 06/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name J. M. FINN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 252	ORDINARY	89000000
SALISBURY HOUSE, LONDON WALL, LONDON		
UK Postcode EC2M 5TA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/10/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT
Tel 020 7907 0910
DX number DX exchange

1·18 (6)

Companies House
for the record

RECEIVED
2005 OCT 14 A 10:07

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	66600000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE 15/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name J M FINN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 252	ORDINARY	66600000
SALISBURY HOUSE, LONDON WALL, LONDON		
UK Postcode E C 2 M 5 T A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 14/10/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

1.18(7)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	02	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1562500		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE .64 23/02/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DR RALPH CLAUSS	Class of shares allotted	Number allotted
Address 44 LYNWOOD ROAD, THAMES DITTON, SURREY	ORDINARY	593,750
UK Postcode KT7 0DJ		
Name HARRY WALTER NEL	Class of shares allotted	Number allotted
Address 9 MEDIA ROAD, POLLACK PARK, SPRINGS, SOUTH AFRICA	ORDINARY	593,750
UK Postcode		
Name ANDREW SUTTON	Class of shares allotted	Number allotted
Address CEDARS VANZELL ROAD, MIDHURST, WEST SUSSEX	ORDINARY	375,000
UK Postcode GU29 9BA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/02/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT

Tel 020 7907 0910

DX number DX exchange

1-18(8)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	77500000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 31/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name J M FINN NOMINEES LIMITED Address PARTICIPANT ID 252 SALISBURY HOUSE, LONDON WALL, LONDON UK Postcode E C 2 M 5 T A	Class of shares allotted ORDINARY	Number allotted 77500000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 30/5/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

1·18(9)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3508592
Company name in full	REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4500000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE 13/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: J M FINN NOMINEES LIMITED Address: PARTICIPANT ID 252 SALISBURY HOUSE, LONDON WALL, LONDON UK Postcode: EC2M 5TA	Class of shares allotted: ORDINARY	Number allotted: 4500000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/6/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT

Tel 020 7907 0910

DX number DX exchange

Companies House
for the record

RECEIVED
2006 JUL 28 A 10:57
OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	07	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	111000000		
Nominal value of each share	£0.001		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 29/07/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name J M FINN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 252	ORDINARY	111000000
SALISBURY HOUSE, LONDON WALL, LONDON		
UK Postcode EC2M 5TA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/7/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT

Tel 020 7907 0910

DX number DX exchange

1.18(11)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	137841668		
Nominal value of each share	0.1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY
A51 08/03/2007 544
COMPANIES HOUSE

SA
AFQ6WN59
A13 17/02/2007 615
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY 137,841,668	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, *telephone number and, if available,* a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Run Date: 12-FEB-2007 03:09PM
Ref: RS2802 V4.1e

Return of Allotment

REGEN THERAPEUTICS PLC

Company Code: R445

Registration Number 3508592

ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

Name and Address of Shareholder		Holding
BARCLAYSHARE NOMINEES LIMITED	1 CHURCHILL PLACE LONDON E14 5HP	3,000,000
BREWIN NOMINEES LIMITED PLCNG ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	666,667
CITY EQUITIES (NOMINEES) LIMITED PBOUGHT ACCT	ALDERMARY HOUSE 10-15 QUEEN STREET LONDON EC4N 1TY	50,000,000
HOODLESS BRENNAN PLC RGTLONMM ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	69,333,334
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED	MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	3,000,000
OMX SECURITIES NOMINEES LIMITED HHNOMS ACCT	CANTERBURY HOUSE 85 NEWHALL STREET BIRMINGHAM B3 1LH	2,000,000
ROCK (NOMINEES) LIMITED 4310068 ACCT	25 LUKE STREET LONDON EC2A 4AR	675,000
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE CANADA SQUARE CANARY WHARF LONDON E14 5LB	3,500,000

132175001

Company Code: R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592   ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

Total Number of Shareholder Accounts printed	8
Total holding for Return of Allotment	132,175,001

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT	2230	132,175,001
		132,175,001

Return of Allotment

Company Code: R445

REGEN THERAPEUTICS PLC

Registration Number 3508592

ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01

Registration Date 09-FEB-2007 to 09-FEB-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
ALT	2230

Batch 003305

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592 ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

Name and Address of Shareholder		Holding
CANTOR FITZGERALD EUROPE	ONE AMERICA SQUARE LONDON EC3N 2LS	5,000,000
N.Y. NOMINEES LIMITED	PO BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	666,667

Return of Allotment

Company Code: R445

REGEN THERAPEUTICS PLC

Registration Number 3508592

ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

Total Number of Shareholder Accounts printed	2
Total holding for Return of Allotment	5,666,667

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT	2230	5,666,667
		5,666,667

Return of Allotment

REGEN THERAPEUTICS PLC

Company Code: R445

Registration Number 3508592

ORDINARY SHARES OF 0.1P EACH FULLY PAID Issued on 09-FEB-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01

Registration Date 09-FEB-2007 to 09-FEB-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
ALT	2230

Batch 003308

1-18(12)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14000000		
Nominal value of each share	0.1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

T SATURDAY A13 17/02/2007 617
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 14000000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

1.18 (13)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	158241600		
Nominal value of each share	0 1P		
Amount (if any) paid or due on each share *(including any share premium)*	0 75P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

npanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
companies registered in England and Wales

ıpanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
·or companies registered in Scotland

Th

WEDNESDAY
A05 04/07/2007 298
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY 158,241,600	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/7/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

NORMAN LOTT
Tel 020 7153 4920
DX number DX exchange

Run Date 25-JUN-2007 01 41PM
Ref RS2802 V4 1e
Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592 ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 21-JUN-2007

Name and Address of Shareholder		Holding
BARCLAYSHARE NOMINEES LIMITED	1 CHURCHILL PLACE LONDON E14 5HP	174,933
BNY (OCS) NOMINEES LIMITED	ONE PICCADILLY GARDENS MANCHESTER M1 1RN	13,333,333
BREWIN NOMINEES LIMITED PLCNG ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	4,666,667
HOODLESS BRENNAN PLC RGTLONPB ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	55,333,334
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED	MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	1,200,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813259 ACCT	MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	1,400,000
MIRABAUD PEREIRE NOMINEES LIMITED CLEARING ACCT	21 ST JAMES'S SQUARE LONDON SW1Y 4JP	3,500,000
OMX SECURITIES NOMINEES LIMITED KKCLT ACCT	CANTERBURY HOUSE 85 NEWHALL STREET BIRMINGHAM B3 1LH	1,333,333
PERSHING KEEN NOMINEES LIMITED GWCLT ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	40,000,000
PERSHING KEEN NOMINEES LIMITED PLCLT ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	35,833,333
ROCK (NOMINEES) LIMITED 4310068 ACCT	25 LUKE STREET LONDON EC2A 4AR	1,466,667

Run Date 25-JUN-2007 01 41PM
Ref RS2802 V4 1e

Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592 ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 21-JUN-2007

Total Number of Shareholder Accounts printed	11
Total holding for Return of Allotment	158,241,600

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT ALLOTMENT OF SHARES	2230 NEW SHARES ALLOTMENT	158,241,600
		158,241,600

Run Date 25-JUN-2007 01 41PM
Ref RS2802 V4 1e

Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592

ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 21-JUN-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 0 1P

Registration Date 20-JUN-2007 to 21-JUN-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
ALT ALLOTMENT OF SHARES	2230 NEW SHARES ALLOTMENT

Batch 003352 003348

1.18 (14)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	21500000		
Nominal value of each share	0 1P		
Amount (if any) paid or due on each share *(including any share premium)*	0 75P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	21500000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/7/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

NORMAN LOTT

Tel 0207 153 4920

DX number DX exchange

Run Date 25-JUN-2007 01 17PM
Ref RS2802 V4 1e
Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592 ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 14-JUN-2007

Name and Address of Shareholder		Holding
MR JUSTIN FLANAGAN	EDEN HEIGHTS 19 GARTH ROAD SEVENOAKS KENT TN13 1RT	4,000,000
MR PETER GARROD + PATRICIA GARROD	THE BOWER HIGH STREET STAPLEHURST TONBRIDGE KENT TN12 0BL	3,000,000
MOJOBO INVESTMENTS LIMITED	28 GORDON AVENUE STANMORE MIDDLESEX HA7 3QD	2,500,000
MR WALTER HENRY MORGAN + ELLEN LOUISE MORGAN	10 BEACON HILL LONDON N7 9LY	1,000,000
MR LEONARD FRANCIS THOMAS WARNER	WATTINGTHORN LODGE HORSHAM ROAD STEYNING WEST SUSSEX BN44 3AA	3,000,000
ANDREW CLEMENT WILSON ESQ	CRICKLEWOOD BLACKBERRY LANE DELGANY CO WICKLOW REPUBLIC OF IRELAND	8,000,000

Run Date 25-JUN-2007 01 17PM
Ref RS2802 V4 1e
Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592

ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 14-JUN-2007

Total Number of Shareholder Accounts printed	6
Total holding for Return of Allotment	21,500,000

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT ALLOTMENT OF SHARES	2230 NEW SHARES ALLOTMENT	21,500,000
		21,500,000

Run Date 25-JUN-2007 01 17PM
Ref RS2802 V4 1e
Company Code R445

Return of Allotment

REGEN THERAPEUTICS PLC

Registration Number 3508592

ORDINARY SHARES OF 0 1P EACH FULLY PAID Issued on 14-JUN-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 0 1P

Registration Date 14-JUN-2007 to 14-JUN-2007

Sortkey Start
Sortkey End

Transaction Code
ALT   ALLOTMENT OF SHARES

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 003349

1.18(K)

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	90		
Nominal value of each share	0 1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
or companies registered in Scotland

FRIDAY

A20 30/11/2007 13
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name W B NOMINEES LIMITED	Class of shares allotted	Number allotted
Address FINSBURY TOWER, 103-105 BUNHILL ROW, LONDON	ORDINARY	90
UK Postcode E C 1 Y 8 L Z		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

N. LOTT

Tel 0207 153 4920

DX number DX exchange

1.19

G

CHFP010

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use

Company Number

3508592

Name of company

* Insert full name of company

* ReGen Therapeutics Plc

Gives notice that

a) Every 100 ordinary shares of £0 001 each ("Existing Ordinary Shares") in issue shall be and hereby are consolidated into one ordinary share of 10p each ("New Ordinary Share") but so that no shareholder shall be entitled to any fraction of a New Ordinary Share and all fractional entitlements arising out of such consolidation shall be aggregated, so far as possible, into New Ordinary Shares and the whole number of New Ordinary Shares arising from such aggregation shall be sold on behalf of shareholders,

b) Following the consolidation referred to in paragraph (a) above, all authorised but unissued Existing Ordinary Shares (up to such number as will result in a whole number of New Ordinary Shares and the balance remaining unconsolidated) be and hereby are consolidated into New Ordinary Shares,

c) The whole of the Company's authorised but unissued Existing Ordinary Shares remaining after the consolidation referred to in paragraph (b) above shall be and hereby are cancelled

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 21/11/07

Presenter's name, address and reference (if any)

For official use (02/06)

General Section

TUESDAY

A39 27/11/2007 309
COMPANIES HOUSE

2·1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents, you should consult a person authorised under the Financial Services Act 1986 who specialises in advising on the acquisition of shares and other securities.

This document does not constitute an offer to sell, or the solicitation of an offer to buy Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful and, in particular, is not for distribution into the United States, Canada, Australia or Japan. The Ordinary Shares have not been and will not be registered under the applicable securities laws of the United States, Canada, Australia or Japan and, subject to certain exceptions, may not be offered or sold within the United States, Canada, Australia or Japan or to any national, resident or citizen of the United States, Canada, Australia or Japan. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction. **Your attention is also drawn to the Section headed "Overseas Subscribers" in Part IX of this document.**

A copy of this document (which comprises a prospectus drawn up in accordance with Chapter 16 of the AIM Rules and the POS Regulations) has been delivered to the Registrar of Companies in England and Wales for registration in accordance with regulation 4(2) of the POS Regulations. To the best of the knowledge of the directors of the Company, whose names appear on page 4 of this document, the information contained in this document is in accordance with the facts and there is no omission likely to affect the import of such information. All such directors accept responsibility accordingly.

Deloitte & Touche Corporate Finance, a division of Deloitte & Touche, which is regulated by the Institute of Chartered Accountants in England and Wales, is acting as nominated adviser to the Company and Hoodless Brennan & Partners Plc, which is a member of the London Stock Exchange and is regulated by The Securities and Futures Authority Limited, is acting as nominated broker to the Company. Neither Deloitte & Touche Corporate Finance nor Hoodless Brennan & Partners Plc will be responsible to anyone other than the Company for providing the protections afforded to clients of Deloitte & Touche Corporate Finance or Hoodless Brennan & Partners Plc or for advising any other persons on the transactions and arrangements proposed in this document.

Application will be made for the whole of the ordinary share capital of the Company in issue to be admitted to trading on the Alternative Investment Market of the London Stock Exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with established companies tends to be attached. A prospective investor should be aware of the potential risks in investing in such companies and should make the decision to invest only after careful consideration and consultation with his or her own independent financial adviser.

The AIM Rules are less demanding than those of the Official List. It is emphasised that no application is being made for admission of the ordinary share capital of the Company to the Official List. Further, the London Stock Exchange has not itself approved the contents of this document.

An investment in the Company is highly speculative, involves a high degree of risk and may result in the loss of the entire investment. **Your attention is drawn to the Section entitled "Risk Factors" in Part II of this document.**

REGEN THERAPEUTICS PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3508592)

Placing of 15,178,571 ordinary shares of 5p each

and

Offer for Subscription of up to 2,678,571 ordinary shares of 5p each

both at 28p per share

and

Admission to trading on AIM

Nominated Adviser

Deloitte & Touche Corporate Finance

Nominated Broker

Hoodless Brennan & Partners Plc

The following table shows the authorised and issued share capital of the Company as it is expected to be immediately following the Placing and Offer, assuming maximum subscription, and admission to trading on AIM:

Authorised		*Issued and fully paid*	
Number of Ordinary Shares	*£*	*Number of Ordinary Shares*	*£*
700,000,000	35,000,000	51,538,441	2,576,922

The subscription list for the Offer will open at 10.00 a.m. on 26 February 2000 and may be closed at any time thereafter, but not later than 3.00 p.m. on 21 March 2000 unless this deadline is extended by the Directors. Application Forms should be completed by Subscribers wishing to acquire Ordinary Shares under the Offer and returned with the appropriate remittance by hand or post to the offices of New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible but, in any event, not later than 3.00 p.m. on 21 March 2000 unless this deadline is extended by the Directors. The procedure for application is set out in Part IX of this document and on the Application Form. The Offer has not been underwritten or guaranteed.

Contents

Key Information

The following information has been derived from and should be read in conjunction with the full text of this document.

The Group

The Company is developing a therapy for Alzheimer's disease.

The Company has commenced a 90 patient clinical trial in Poland. This is being monitored by Rentschler Biotechnologie GmbH & Co. KG, a substantial shareholder in the Company which has a long history of involvement in the research and production of interferons, and which also has experience in the development of biotechnological products. It is anticipated that the results of the trial will be available later this year.

The Company's therapy is based on Colostrinin, which is a natural product first isolated by scientists of the Ludwik Hirszfield Institute of Immunology and Experimental Therapy, Polish Academy of Sciences, in Poland. Initial limited clinical trials conducted in Poland have shown Colostrinin to have good therapeutic effect, with a significant percentage of patients treated showing stabilisation, and in some cases, improvement over a period of several years.

The Company is seeking to take Colostrinin through the current clinical trials and then to realise the full value of the product by entering into licence agreements at an appropriate stage of development.

Details of the Placing and Offer

The Company proposes to raise up to £5 million, before expenses, by way of an issue of Ordinary Shares pursuant to the Placing and Offer at a price of 28 pence per Ordinary Share. The monies will be used to finance the current clinical trials and to fund further research and development of Colostrinin as a therapy for certain diseases, primarily Alzheimer's disease.

The Placing to certain institutional and other investors is on a firm basis (subject, *inter alia*, to Admission) and will raise £4.25 million, before expenses.

Subscribers under the Offer will participate in the fundraising at the same issue price applicable to the institutional and other investors under the Placing. Assuming full subscription, the Offer will raise £0.75 million, before expenses. The procedure for application for Ordinary Shares under the Offer is set out in Part IX of this document. Neither the Placing nor the Offer is being underwritten.

An Extraordinary General Meeting is being convened for 10.00 a.m. on 22 March 2000 at which resolutions will be proposed to, *inter alia*, enable the Placing and Offer to be completed.

Directors and Company Secretary

Percy Lomax BSc (Econ), *(Executive Chairman)*
Michael Harvey MSc, *(Managing Director)*
Malcolm Beveridge, Solicitor, *(Executive Deputy Chairman and Company Secretary)*
Jerzy Georgiades MD PhD, *(Executive Director and Chief Scientific Officer)*
Norman Lott BSc ACA, *(Finance Director)*
Keith Corbin ACIB, *(Non-executive Director)*
David Gration FRPharmS, *(Non-executive Director)*

all of 88 Kingsway, London, WC2B 6AA

Wieland Wolf PhD, *(Executive Technical and Research Director)*
Friedrich Rentschler PhD, *(Non-executive Director)*

both of Mittelstrasse 18, D-88471, Laupheim, Germany

Advisers

Nominated Adviser
Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

Nominated Broker
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

Solicitors to the issue
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London
EC1A 4DD

Auditors
BDO Stoy Hayward
Chartered Accountants and Registered Auditors
8 Baker Street
London
W1M 1DA

Reporting Accountants
MRI Moores Rowland
Chartered Accountants and Registered Auditors
Mitre House
177 Regent Street
London
W1R 8BB

Registrars and Receiving Agent
IRG plc
Bourne House
34 Beckenham Road
Beckenham
Kent
BR3 4TH

Solicitors to the Company
Brobeck Hale and Dorr
Hasilwood House
60 Bishopsgate
London
EC2N 4AJ

Expected Timetable of Events

Latest time and date for receipt of cleared funds from Placees	3.00 p.m. on 17 March 2000
Latest time and date for receipt of Application Forms and payment in full under the Offer	3.00 p.m. on 21 March 2000
Extraordinary General Meeting	10.00 a.m. on 22 March 2000
Announcement of results of the Placing and Offer	23 March 2000
Dealings commence on AIM	24 March 2000
Definitive share certificates despatched	by 30 March 2000

Placing and Offer Statistics

(assuming full subscription under the Offer)

Number of Ordinary Shares to be offered in the Placing	15,178,571
Number of Ordinary Shares to be offered in the Offer	2,678,571
Offer Price	28 pence
Market capitalisation at the Offer Price	£14,430,763
Net proceeds of the Placing and Offer receivable by the Company	£4,500,000
Number of Ordinary Shares in issue following the Placing and Offer	51,538,441
Percentage of Enlarged Share Capital represented by the Ordinary Shares issued pursuant to the Placing and the Offer	34.65%
Percentage of Enlarged Share Capital represented by options over Ordinary Shares (on a fully diluted basis, excluding the option agreement referred to in paragraph 8(a)(v) of Part VIII)	4.00%

Definitions

The following definitions apply throughout this document and the Application Form, unless the context requires otherwise:

Act	the Companies Act 1985, as amended
Admission	Admission of the issued Ordinary Shares to trading on AIM
AIM	the Alternative Investment Market of the London Stock Exchange
AIM Rules	Chapter 16 of the rules of the London Stock Exchange
Application Form	the application form attached to this document
Australia	the Commonwealth of Australia, its states or territories or possessions
Board or Directors	the directors of the Company
Canada	Canada, its territories and possessions and all other areas subject to its jurisdiction
CISCO	the City Group for Small Companies
Company or ReGen	ReGen Therapeutics Plc
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 1995 (SI 1995 No 95/3272)) in respect of which CRESTCo Limited is the Operator, as defined in such regulations
EGM	the extraordinary general meeting of the Company to be held at 10.00 am on 22 March 2000 (including any adjournment thereof) at 88 Kingsway, London, WC2B 6AA
EMEA	the European Medicines Evaluation Agency
Enlarged Share Capital	the issued ordinary share capital of the Company as enlarged by the Placing and Offer
FDA	the Food and Drug Administration of the USA
Georgiades Biotech	Georgiades Biotech Limited, a company incorporated in the British Virgin Islands under number 2448253, a wholly owned subsidiary of Georgiades Foundation
Georgiades Foundation	The Georgiades Foundation Limited, a company incorporated in the British Virgin Islands under number 236418, a subsidiary of the Company
Group	the Company and the Subsidiaries
London Stock Exchange	London Stock Exchange Limited
OFEX	a share dealing facility established by J P Jenkins Limited.
Offer	the offer to subscribe for up to 2,678,571 Ordinary Shares on the terms and conditions set out in Part IX of this document and the Application Form
Offer Price	28 pence per Ordinary Share offered pursuant to the Placing and the Offer
Official List	the Official List of the London Stock Exchange
Ordinary Shares	the ordinary shares of 5p each in the capital of the Company

Overseas Subscribers	Subscribers who are resident in, or citizens of, countries other than the United Kingdom
PCT	the Patent Cooperation Treaty
Placees	the purchasers of Placing Shares pursuant to the Placing
Placing	the placing of 15,178,571 Ordinary Shares by the Company
Polish Institute	The Ludwik Hirszfeld Institute of Immunology and Experimental Therapy, Polish Academy of Sciences in Wroclaw, Poland
POS Regulations	Public Offers of Securities Regulations 1995
Receiving Agent	IRG Plc of Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH
ReGen Biotech	ReGen Biotech Limited, a company registered in England and Wales number 3500155, a wholly owned subsidiary of Georgiades Foundation
Rentschler	Rentschler Biotechnologie GmbH & Co. KG, Mittelstrasse 18, D-88471, Laupheim, Germany or any associated company as the case may be
Resolutions	the special resolutions to be proposed at the EGM and as detailed in paragraph 1(e) of Part VIII of this document
Share Option Scheme	the ReGen Unapproved Executive Share Option Scheme proposed to be adopted at the EGM
Sponsorship Agreement	the sponsorship and placing agreement detailed in paragraph 7 of Part VIII of this document
Subscribers	subscribers who subscribe for Ordinary Shares under the Offer
Subsidiaries	Georgiades Biotech, Georgiades Foundation and ReGen Biotech
United States or USA	United States of America, its territories and possessions, any state of the United States and the District of Columbia
UTMB	the University of Texas Medical Branch (Galveston, Texas)

A glossary of scientific terms is set out on pages 8 to 9.

Glossary

AChE inhibitor	a substance that represses and/or prevents the enzyme, acetylcholinesterase, breaking down the acetylcholine in the synaptic cleft (the space between neurons). Acetylcholinesterase is required for the proper functioning of the central nervous system
Alzheimer's disease	Senile Dementia, Alzheimer's Type, commonly known as Alzheimer's disease and characterised by the gradual onset and progressive decline of cognitive functions and impairment of memory
amyloid beta	a protein found in large amounts in the plaques characteristic of Alzheimer's disease
amyloid beta pre-cursor protein	a starch-like protein inserted into the cell's outer surface
antiviral	a substance that may inhibit the harmful effects of viruses
autoimmune diseases	conditions in which the immune system is turned against apparently normal tissues (e.g, connective tissue and cartilages) or organs (e.g, liver) for no apparent reason
Colostrinin	the name and mark used to designate a proline-rich polypeptide complex first isolated from ovine colostrum
colostrum	the first portion of mammalian milk secreted in the first few hours after birth of the off-spring. Colostrum has properties different to those of the milk which it precedes
cytokines	substances produced by a wide variety of cells within the body including lymphocytes, monocytes, endothelial cells and fibroblasts. The activation or inhibition of the immune system is mainly regulated by the ordered production of cytokines, which are of a wide number and variety. The cytokine products of one cell may influence the cell itself or cells in close proximity as well as exerting more distant systemic effects
cytotoxic	toxic to cells
dementia	a generally progressive and irreversible impairment of the intellect
double blind, placebo control	a type of clinical investigation where neither the investigator nor the patient knows whether they are using an active or non-active ingredient in their treatment
endothelial cells	the cells that line blood vessels. They are both a source of, and target for, a range of cytokines
free radical	a chemically active atom or molecular fragment containing a chemical charge due to an excess or deficient number of electrons. Radicals seek to receive or release electrons in order to achieve a more stable configuration, a process that can damage the large molecules within cells
Good Clinical Practice	a standard by which clinical trials are designed, implemented and reported so that there is public assurance that the data are credible and that the rights, integrity and confidentiality of subjects are protected
Good Laboratory Practice	a standard by which laboratory studies are designed, implemented and reported so that there is public assurance that the results are correct and that the experiment can be reproduced exactly any time in the future
Good Manufacturing Practice	a part of the pharmaceutical quality assurance which ensures that products are consistently produced and controlled to the quality standards appropriate for their intended use and as required by the product specification

growth factors	cytokines responsible for cell differentiation and replication
heterogeneous disease	a disease that is the consequence of more than one molecular mechanism and therefore may require more than one therapeutic strategy
IFN Gamma	one of the cytokines from the interferon family
immune system	the principal defence system of the human body against invasion by infectious organisms
immunomodulating	changing the host immune responses
immunoregulators	a group of agents regulating immune reactions
immunostimulant	a substance that stimulates the immune system
interferons	a family of cytokines that render cells resistant to viral infection; this family consists of interferons alpha, beta, gamma, omega or tau and can affect different functions of the communication network of the human body
lymphocytes	cells instrumental in regulating the immune system. Lymphocytes may be derived from bone marrow (called T-lymphocytes) or other (non-marrow) sites (termed B-lymphocytes)
macrophages	cells found within the blood that are also instrumental in regulating the immune system
Morris Water Maze	apparatus used for studies on animal memory
neutrophils	cells that play specific roles in mediating inflammatory responses that may result from immune-mediated reactions
nootropic	a group of drugs that can enhance neuronal function and blood flow particularly under conditions of metabolic stress
open label studies	a type of clinical investigation where both patient and attending physician know what type of medication is used in the treatment
ovine	pertaining to sheep
pathophysiology	the study of the effect of pathological changes on the normal physiological processes
peptides	compounds similar to proteins but smaller (usually not more than 50 amino acids)
plaque	a microscopic structure found in small quantities in the brains of normal older people and in large amounts in the brains of those with Alzheimer's disease. It consists of a dense core of amyloid beta surrounded by degenerating cell fragments and evidence of inflammation
polypeptides	the product of the joining of many amino acids or peptides
proline	one of the amino acids present in a protein
protein fibrils	tangled masses of paired helical filaments seen in the brains of individuals with Alzheimer's disease
proteins	components essential for, and made by, all living cells consisting of linked amino acids (usually more than 50 amino acids)
recombinant Colostrinin	Colostrinin, genetically engineered and synthetically produced by implanting the appropriate genes in cells
tumour necrosis factor	a broadly acting cytokine that can cause a toxic reaction by induction, e.g, fever, and may induce the synthesis of other cytokines

PART I

INFORMATION ON THE GROUP

Introduction

ReGen is developing a therapy for Alzheimer's disease and proposes to raise up to £5 million, before expenses, through the Placing and Offer.

15,178,571 Ordinary Shares are being conditionally placed today with institutional and other investors at a price of 28 pence per Ordinary Share. The Placing to these investors is on a firm basis (subject to Admission) and will raise £4.25 million, before expenses.

In addition, investors are also being offered to subscribe for up to 2,678,571 Ordinary Shares at a price of 28 pence per Ordinary Share. If fully subscribed, this will raise £0.75 million before expenses. In the event that the Offer is oversubscribed, preference will be given to existing shareholders who have not participated in the Placing.

Certain Directors and shareholders associated with them have entered into firm commitments to subscribe for an aggregate of 12,000 Ordinary Shares under the Placing representing 0.07 per cent. of the maximum number of Ordinary Shares that are the subject of the Placing and Offer.

Application will be made for the Enlarged Share Capital of the Company to be admitted to trading on AIM. Upon Admission, the Company's shares, which are currently suspended from trading on OFEX, will cease to be traded on that market.

The Placing and Offer is conditional on, *inter alia*, shareholder approval, but the Offer is not subject to the raising of a minimum amount as sufficient funds are being raised pursuant to the Placing.

Background

In 1995, the Polish Institute carried out a double blind, placebo controlled trial of Colostrinin on 46 patients showing symptoms of Alzheimer's disease. Statistical analysis of the trial results have shown Colostrinin to be therapeutically effective. Subsequent to the completion of these tests, further monitoring has shown that, over several years, a significant percentage of patients treated with Colostrinin have continued to be stabilised and have shown no further disease progression.

In October 1998, the Company acquired the Georgiades Foundation and its subsidiaries ReGen Biotech and Georgiades Biotech the latter of which, in 1997, acquired the intellectual property rights to Colostrinin from its inventors and the Polish Institute.

In November 1998, the Company raised £1.45 million, before expenses, in order to fund the development of the therapeutic potential of Colostrinin. In December 1998, the Company's shares were admitted to trading on OFEX. In November 1999, a further £0.3 million was raised by placing an additional 1.6 million shares.

The Company commenced a double blind placebo control, 90 patient trial in Poland in November 1999. This trial, which is expected to continue into Autumn 2000, is being supervised by Rentschler, a German drug company and shareholder in the Company.

In January 2000, the Company filed a provisional patent application in respect of certain peptide sections, which have been identified in Colostrinin and have demonstrated in mouse models a propensity to dissolve the amyloid beta plaques which are a characteristic of Alzheimer's disease.

The Board believes that, if the current clinical trials are successful, the Company will be well placed to negotiate attractive licensing agreements.

The Business of ReGen

Colostrum and Colostrinin

Colostrum is mammals' first milk after the birth of offspring and has immunomodulatory functions that protect a newborn against a variety of diseases.

In the human body, the central nervous system, cytokines and hormones form a signalling network which regulates the functions of all living cells. Cytokines in mammals are peptides produced by a wide variety of cells which modulate the immune system. Recently, cytokines were found to have application in the therapy of chronic diseases and they are now used in the treatment of certain clinical conditions.

It is generally understood that the various factors present in colostrum play a pivotal role in transmitting passive and active immunity from mother to child. Evidence suggests that the immune elements in mammals' colostrum are composed not only of energy providing elements but also of directly acting anti-microbial and anti-inflammatory factors and immunoregulators, including certain cytokines. Immune elements, such as gamma globulin and lactoferrin, present in mammalian colostrum have been shown to be active against certain human and animal diseases.

Colostrinin is a proline-rich polypeptide complex isolated from ovine colostrum in 1974 by a group of scientists working in the Polish Institute. It has been found that ovine Colostrinin induces certain cytokines, and may have therapeutic value as an immunostimulant.

Colostrinin has also been shown to improve the spatial learning and incidental memory abilities of old rats. A study had been performed in which two populations of young and older rats were introduced to the Morris Water Maze and their performance in locating a submerged platform was measured for populations having taken Colostrinin. A marked improvement in the performance of older rats was observed after they had been given Colostrinin. It has also been shown in mouse models to modulate immunological response.

Colostrinin and Alzheimer's disease

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit, and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, they become less resistant to infections and other illnesses, which are often the actual cause of death.

Alzheimer's disease is now viewed as a heterogeneous disease with different subtypes. The heterogenecity of the disease suggests that a variety of drug therapies and strategies will be required to make an impact on the pathophysiology of Alzheimer's disease. To date AChE inhibitors have been the most widely explored potential treatment for Alzheimer's disease, but although a number of drugs have been launched, this family of drugs in general has given only modest benefit to patients.

An alternative approach has been pursued by the Polish Institute and the Group. Alzheimer's disease is characterised by the accumulation of abnormal protein fibrils, including senile plaques, and selective neuronal loss in the central nervous system. The primary components of senile plaques are insoluble aggregates of a peptide, called amyloid beta. In addition, an abnormal level of iron is witnessed in the brains of Alzheimer's disease patients. This is thought to be oxidised in the brain, giving rise to free radicals which then go on to destroy carbohydrates.

In laboratory trials, Colostrinin has been shown to:

- promote the scavenging of free radicals in brain tissue;
- induce IFN Gamma which inhibits the transfer of amyloid beta pre-cursor proteins;
- promote the differentiation and regeneration of human brain cells; and
- dissolve amyloid beta plaques.

Based on this laboratory data and the clinical trials discussed below, the Board believes that Colostrinin offers a new and effective therapy for Alzheimer's disease and the Company is continuing to undertake further research to define the nature of these processes.

Part V of this document contains a report on the properties and therapeutic potential of Colostrinin written by PharmaVentures Limited. This report should be read in its entirety by potential investors in the Company.

The work of the Polish Institute

Since 1974, a team of scientists from the Polish Institute has been investigating the properties of Colostrinin.

These scientists have identified a method for the extraction of Colostrinin from ovine colostrum. More recently, they have also worked on the design of a therapy using Colostrinin which appears effective in the treatment of Alzheimer's disease. As described in this document, the Polish Institute filed patent applications to protect this invention. The Polish Institute has registered the name Colostrinin as a trade mark in Poland.

In October 1997, the Group acquired the rights and title to the patents filed by the Polish Institute as well as rights to know-how and documentation relating to the development of Colostrinin and its Polish trademark.

Clinical trials and drug registration

Tests and trials undertaken at the Polish Institute indicate that the therapy using Colostrinin benefits patients suffering from Alzheimer's disease in the longer term. Other treatments currently available demonstrate only a modest and temporary benefit. In addition, Colostrinin has shown no significant side effects.

In January 1995, a double blind, placebo control trial was started by the Polish Institute in a psychiatric clinic in Poland, involving 46 patients suffering from varying degrees of Alzheimer's disease. The result for those treated with Colostrinin indicated a significant efficacy in stabilising or improving patients' cognitive functions, social functions (enhanced mood and drive) and, more importantly, in their short term memory capability.

The Polish Institute continued to monitor 14 of the patients who were treated with Colostrinin in the original trial, for a period of more than four years in an open label study. Of these patients, 10 revealed a lack of disease progression and, in some cases, an improvement in their condition. Another 36 patients have also been treated with Colostrinin for between six months and two and a half years and, of the 31 of these patients who have been assessed, the clinical condition of 21 patients has been stabilised or improved.

None of those patients who have continued under observation have died or suffered any major adverse reaction to the Colostrinin therapy.

In November 1999, the Company entered into a 90 patient, double blind placebo control trial converting to an open label trial after 3 monthly treatment cycles by which time the Company expects that there should be sufficient evidence that those patients receiving Colostrinin are better off than those receiving the placebo.

If the current Polish trials are successful, the Company believes that it should have sufficient data to secure attractive licensing agreements, notwithstanding that further trials are likely to be required before an application for a product licence is filed with the EMEA, with individual European registration bodies, or the FDA.

Most major markets in the world have strict regulations and procedures relating to the production and sale of pharmaceutical products. The process of obtaining official registration to sell such products can be long and expensive. The Colostrinin therapy, however, has been invented, developed and trialed in Poland. Given the extent of the development work in Poland, the Board believes that faster registration may be obtained there and intends to seek the support of the Polish government in promoting Colostrinin. To facilitate this, an independent drug registration expert was appointed in Warsaw during 1998. The Board believes that this may enhance the value of Colostrinin to a prospective licensee.

Part VII contains a non-exhaustive summary of the process for drug approval.

Market Analysis

The Alzheimer's disease "timebomb" and the cost of caring

Alzheimer's disease, or pre-senile dementia, is characterised by gradual onset with a progressive loss of memory and cognitive function, resulting from the degeneration of neurones in the brain. The European Dementia Consortium states that Alzheimer's disease occurs in 3.1% of 70-79 year olds, rising to 10.8% of 80-89 year olds.

It is currently estimated that there are already over ten million Alzheimer's disease sufferers in the USA, Europe and Japan. Demographic trends predict a dramatic increase in the number of people living to the age of 80 years and beyond by the middle of the twenty first century. On the basis of current estimates of the incidence of Alzheimer's disease in the population, the number of sufferers globally could well increase significantly. Taking into account demographic changes in Japan, other Asian countries and the Americas, the global figure for Alzheimer's disease patients may exceed 100 million by the middle of this century.

According to the US Alzheimer's Association, Alzheimer's disease in the USA is the third most expensive disease after heart disease and cancer in terms of the cost to society, and is estimated to cost more than US$100 billion annually, with a lifetime cost-per-patient of over US$170,000.

The world market for Alzheimer's disease treatments is estimated to be worth over US$5 billion.

The Company estimates that the cost of treatment with Colostrinin will be competitive with existing therapies.

Other applications for Colostrinin

The major part of the development of the Colostrinin therapy has been concentrated on the treatment of Alzheimer's disease. The Company is pursuing and sponsoring research into potential applications for the treatment of other diseases and disorders.

Agreement with Rentschler

The Rentschler group of companies was founded in 1927 and has a long history of involvement in the field of immunology. Its experience in biotechnological development is particularly suitable to the Group's requirements. Its laboratories in Laupheim, Germany, maintain Good Clinical Practice, Good Laboratory Practice and Good Manufacturing Practice and observe the regulations necessary to qualify for and to maintain European Union certification.

In June 1997, clinical specialists from Rentschler visited Poland to assess the clinical data made available to them and they concluded that the therapy showed considerable efficacy. Rentschler has entered into a deed of collaboration with the Group to develop a commercial application of the therapy.

Rentschler is monitoring the conduct of the current clinical trials in Poland and, additionally, is working with the Group on the design of a scaled up production process for Colostrinin.

Rentschler has Ordinary Shares equal to 19.05 per cent. of the current issued share capital of the Company and is entitled to appoint three directors to the board of the Company. Upon the issue of a marketing authorisation from the EMEA for the sale of Colostrinin as a pharmaceutical product, Rentschler will be entitled to be issued with Ordinary Shares equal to five per cent. of the then issued share capital of the Company. Details of the agreements with Rentschler are set out in paragraph 8(a)(iii) and 8(a)(v) of Part VIII of this document.

Collaboration with the University of Texas Medical Branch

In 1998, the Company identified the University of Texas Medical Branch at Galveston, Texas as a prominent research centre in the field of immunomodulators. As a result, the Company entered into a research arrangement with UTMB whereby UTMB was to provide research assistance to identify the biological significance of the various peptides comprising Colostrinin. The collaboration with UTMB led to findings which the Company considers important with respect to the further understanding of Colostrinin and the development of a drug therapy for Alzheimer's disease. The research has also provided some basic data with respect to the use of Colostrinin in connection with other diseases and conditions.

During the course of February 2000, the Company formalised its relationship with UTMB by concluding a five year sponsored research program agreement with them. Under the terms of this agreement, the Company is sponsoring further research to investigate the biological functions of Colostrinin. At the same time, UTMB also entered into a licence agreement with the Company granting to the Company worldwide exclusive rights in the field of human prescription and non-prescription therapeutics that could be developed based on the work on Colostrinin performed by UTMB.

Production of Colostrinin

Colostrinin is derived from ovine colostrum. Suitable ewes are milked of their colostrum on the day of lambing. Each ewe can be expected to provide approximately one to two litres of colostrum per day, of which half is fed to its lamb and the other half collected by the Company for purification into Colostrinin.

On the basis of current production, one litre of ewe's colostrum would be sufficient to treat approximately 8 patients for one year.

The Company has sufficient stocks of Colostrinin for the current clinical trial in Poland and the Directors believe that larger quantities of colostrum will be available to the Company, when required.

The Company intends to establish a small scale production facility in Poland to enable patients to be treated beyond the end of the current clinical trials. At the same time, it will continue to develop the design of a large scale manufacturing process.

Intellectual property rights

Colostrinin

The Polish Institute and Georgiades Biotech, a subsidiary of the Company, are joint applicants in respect of one patent family relating to certain therapeutic uses of Colostrinin. The first part of this patent application family was filed in 1996 in Poland and, subsequently, corresponding patent applications were filed in all member states of the PCT as well as in South Africa and Argentina. As of the date of this document, all these patent applications are currently pending and no patents have been granted, except in South Africa, where a patent was granted in December 1999. The PCT application has now proceeded to its national phase. There are two main aspects to the invention claimed in these patent applications and the patent. In one aspect, Colostrinin is used to treat chronic disorders of the immune system. In another aspect, Colostrinin is used to treat chronic disorders of the central nervous system (which includes Alzheimer's disease).

Georgiades Biotech became joint owner of this patent family pursuant to an agreement between the Polish Institute and Georgiades Biotech concluded in October 1997. Georgiades Biotech will remain a joint owner of these patent applications with the Polish Institute until completion of certain payments by Georgiades Biotech to the Polish Institute and the inventors designated in the patent applications. Once these payments are completed, Georgiades Biotech will become the sole owner of these patent applications. Such payments are dependent on receipt of marketing authorisation for Colostrinin. All payments required to be made by Georgiades Biotech as of the date of this document have been made. In addition to claims related to Alzheimer's disease, the ex-PCT applications, the Argentinian application and the South African patent also have broad claims directed to the general therapeutic use of Colostrinin. These broad claims are not likely to be allowable in most countries because the use of Colostrinin to treat immune disorders in mice was known before the filing date of the Polish application in 1996. For this reason, it is to be expected that the claims of these applications will have to be narrowed during the process of examination and registration. This should not have any likely impact on the claims relating to Alzheimer's disease. An amended form of the claims was, however, allowed in South Africa, but without examination.

An International Preliminary Examination Report was issued by the European Patent Office in respect of the PCT application on 3 February 1999 and stated that the Examining Authority had not found in the prior art indication as to Colostrinin being of use in the treatment of diseases of the central nervous system and expressed the opinion that the claims directed to the use of Colostrinin to treat Alzheimer's disease appeared patentable. All the applications are following their normal examination process and, in a number of countries, some of the applications have yet to be examined.

Dietary Supplement

ReGen Biotech is the owner of a PCT patent application relating to a dietary supplement containing, amongst other constituents, Colostrinin. This patent application results from an application originally filed in 1998 by ReGen Biotech in the United Kingdom and, subsequently, of an application covering all Member States of the PCT. This application is currently pending and has yet to be examined.

Other Patent Applications

The Company is also pursuing, alone and with others, other patent applications which the Company believes will be of use to the Company in formulating therapies using Colostrinin to treat various disorders and to develop a recombinant form of Colostrinin. Recently the Company filed a provisional patent application in respect of certain peptide sections which have been identified in Colostrinin and have demonstrated in mouse models a propensity to dissolve the amyloid beta plaques which are believed to be a characteristic of Alzheimer's disease. As these patent applications have only been filed recently, the Company cannot make further statements as this could compromise the patentability of these inventions.

Investors should read the reports by A.A. Thornton & Co. on the intellectual property rights of the Company, set out in Part VI to this document, and the section entitled "Risk Factors" in Part II of this document.

Corporate Governance

The Directors acknowledge the importance of the guidelines set out in the Combined Code on Corporate Governance published by the London Stock Exchange and intend, insofar as is possible or practicable given the Company's size and purpose, to comply with the recommendations of CISCO.

A remuneration committee has been established and is comprised of the non-executive directors. It reviews the performance of executive directors and recommends the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of shareholders. No director participates in decisions concerning his own remuneration.

An audit committee will be established when appropriate and will include non-executive directors.

Directors

The Executive Directors are:

Percy William Cecil Lomax BSc (Econ), (Aged 55)
(Executive Chairman)

Percy Lomax joined the commercial intelligence department of Allen & Hanbury's, part of the Glaxo Group, in July 1967 and has been involved in the drug industry since then, either as an adviser or an employee. He was stockbroker in August 1987 to the flotation of Mediracc Plc which became Medeva Plc. As a healthcare analyst at Flemings he worked on the second fund raising for Wellcome in 1992. In 1995 he co-founded PolyMasc Pharmaceuticals Plc and was instrumental in its flotation in December of that year. In 1996 he advised on the rescue rights issue of Proteus Plc and the flotation of Oxford Biomedica Plc.

Malcolm Charles Rhett Beveridge, (Aged 49)
(Executive Deputy Chairman)

Malcolm Beveridge qualified as a solicitor in 1976. He joined Hextall Erskine & Co. in 1971 and worked there until 1980 when he formed Healy Beveridge. In 1982 he set up Beveridge & Co. He is now a partner in the firm Beveridge Milton specialising in commercial law. Malcolm Beveridge also jointly owns an investment company, C E Beveridge & Company Limited.

Michael John Harvey MSc, (Aged 50)
(Managing Director)

Michael Harvey graduated in 1972 from University College, London, where he had gained a MSc in biochemical engineering. He joined The Boots Company Plc in that year where he managed a range of manufacturing projects. In 1983 he joined the Glaxo Group as Production Manager of their largest secondary pharmaceutical production site. In 1986 he joined Celltech Group Plc as Director of Manufacturing. Since 1990, he has been with Medeva Pharma Ltd, the UK subsidiary of Medeva Plc and was Operations Director, UK Operations Director and latterly New Business Development Director.

Jerzy Alexander Georgiades MD Ph.D, (Aged 71)
(Executive Director and Chief Scientific Officer)

Dr Georgiades graduated in 1953 as a physician from the School of Medicine in Gdansk, Poland. He obtained the degree of Doctor in Medical Science in 1960 and the Degree of Docent in 1963 from the School of Medicine in Krakow, Poland. From 1963 to 1964 he was Rockefeller Fellow of the Department of Epidemiology and Public Health at Yale University School of Medicine, USA. Dr. Georgiades was assistant professor at the State Institute of Marine and Tropical Medicine, Gdansk, Poland 1953-1960, associate professor of the Department of Microbiology from 1960 to 1963, professor of Microbiology from 1964 to 1967 and from 1969 to 1970 at the Krakow College of Medicine, Krakow, Poland, visiting professor at the Institute of Medical Pathology, University of Naples, Italy from 1967 to 1969 and from 1970 to 1971, assistant professor of virology at the Department of Virology, University of Texas System, Cancer Centre, M D Anderson Hospital and Tumor Institute, Houston, Texas from 1971 to 1975, visiting professor at the Catholic University of Leuven, Belgium from 1976 to 1977 and research associate from 1977 to 1978, faculty associate from 1978 to 1980 and research associate professor from 1980 to 1981 at the Department of Microbiology, University of Texas Medical Branch, Galveston, Texas. Dr Georgiades was vice president of Science, Immuno Modulators Laboratories Inc from 1981 to 1987 and vice president of Science, Novaferon from 1988 to 1989. From 1990 to 1994 he was a consultant to Amarillo Cell Culture Company Inc. Dr Georgiades has been researching the properties of Colostrinin since 1995.

Norman Lott BSc ACA, (Aged 44)
(Finance Director)

Norman Lott qualified as a chartered accountant in 1980 whilst with Ernst & Whinney. In 1981 he joined Peat Marwick Mitchell & Company in their Hong Kong office. In 1984 he joined Stromberg (UK) Limited as financial controller. He left in July 1985 to join G&T Limited as financial controller and became financial director in February 1986. In March 1988 he joined Flowsave International Limited as finance director. In October 1990 he joined FTC Holdings PLC as UK finance director, where he had responsibility for strategic development and accounting functions for four UK companies. In December 1991 he became financial controller of Wolters Kluwer (UK) PLC. He was responsible for the finance function of two of this company's subsidiaries. In 1993 he joined Tiger Books International PLC as finance director and subsequently was appointed deputy managing director.

Wieland Walter Wolf Ph.D, (Aged 46)
(Executive Technical and Research Director)

Dr Wolf has a Ph.D in biology and philosophy from Paris Lodron University, Salzburg, Austria, from which he graduated in 1979. From 1977 to 1980, he was a research associate of the Austrian Academy of Sciences, Institute of Molecular Biology and was head of biological development at Bioferon Biochemische Substanzen GmbH from 1980 to 1989. He subsequently became director of production there. He joined Dr Rentschler Arzneimittel GmbH in 1993 as director of biotechnology.

The non-executive Directors are:

Keith Baden Corbin ACIB, (Aged 47)
(Non-executive Director)

Keith Corbin became an associate of the Chartered Institute of Bankers in 1976 and a member of the British Institute of Management in 1980. Between 1973 and 1979 he worked for Ansbacher (C.I.) Limited and was a director of the trust company subsidiary of that company. In 1979 he founded the Havelet Group and was, until 1997, Group Managing Director of Havelet Holdings Limited, an international financial services group. After a period working as an independent consultant for various financial service groups, he founded Larem Trustees Limited in 1999 and is the Group Chairman of Larem and its associated companies. He also serves as Chairman of a number of business representative bodies in Guernsey including the Guernsey International Business Association.

David Whitnall Gration FRPharmS, (Aged 60)
(Non-executive Director)

David Gration has over 30 years' experience in the pharmaceutical industry. He is currently the Non-executive Deputy Chairman, previously Executive Chairman, of Protherics plc, formerly Proteus International Plc. He has held senior positions at The Boots Company, Wyeth Laboratories, and Celltech Group. He currently holds three other non-executive directorships.

Friedrich Erwin Rentschler Ph.D, (Aged 67)
(Non-executive Director)

Dr Rentschler studied as a pharmacist in Tuebingen and finished his studies in 1956. He completed his Ph.D in 1962. Since 1959 he has been the majority shareholder and chairman of Dr Rentschler Arzneimittel GmbH. Since 1973 he has been a vice-president of the Chamber of Commerce Ulm and, since 1996, a board member of Bundesverband der Pharmazeutischen Industrie e.V.

Details of the service agreements of the Directors are set out in paragraph 3 of Part VIII of this document.

Dividend Policy

It is the intention of the Directors to commence payment of dividends as soon as the Company is able to do so, at a level commensurate with the Company's prevailing capital requirements.

Reasons for the Placing and Offer

The Ordinary Shares are being issued by the Company to raise approximately £4.5 million for the Company after expenses.

The proceeds of the Placing and Offer will be utilised to continue to finance the current clinical trials and to fund further research and development of Colostrinin as a therapy for certain diseases, primarily Alzheimer's disease.

Details of the Placing

The Company and its nominated broker and nominated adviser have arranged for 15,178,571 Ordinary Shares to be conditionally placed firm with institutional and other investors at the Offer Price pursuant to the Placing. The Placing will raise £4.25 million, before expenses, which exceeds the minimum amount which, in the opinion of the Directors, must be raised in order to provide the sums required in respect of each of the matters set out in Paragraph 21 of Schedule 1 of the POS Regulations. See paragraph 14 of Part VIII of this document.

The Ordinary Shares allotted pursuant to the Placing will, following allotment, rank *pari passu* in all respects with the Ordinary Shares of the Company now in issue.

Commissions will be payable by the Company to its nominated broker for procuring Placees and Subscribers pursuant to the Placing and the Offer. See the Section headed "Admission and Placing and Offer Agreements" in Part VIII of this document.

Details of the Offer

This document (including the Application Form) contains the formal terms and conditions on which Subscribers may subscribe for Ordinary Shares under the Offer. See Section headed "Procedure for Application and Payment" in Part IX of this document.

The Company is inviting Subscribers to subscribe for up to 2,678,571 Ordinary Shares at the Offer Price payable in full on application. If fully subscribed, this will raise £0.75 million, before expenses, for the Company.

Subscribers may apply for a minimum of 3,500 Ordinary Shares (£980) and thereafter in multiples of 500 Ordinary Shares. Applications must be made on the Application Form. Details of the procedure for application for Ordinary Shares are set out on pages 79 to 83 of this document.

In the event that the Offer is oversubscribed, preference will be given to existing shareholders who have not participated in the Placing but the Directors reserve the right to reject in whole or in part or to scale down any application for Ordinary Shares.

The Offer is conditional, *inter alia,* on (i) the passing of the Resolutions and (ii) Admission.

The Ordinary Shares allotted pursuant to the Offer will, following allotment, rank *pari passu* in all respects with the Ordinary Shares of the Company now in issue.

Admission to AIM

Application will be made for the Ordinary Shares to be traded on AIM. The Directors believe that admission of the Ordinary Shares to trading on AIM will improve the market profile and status of the Company, raise awareness of Colostrinin and provide access to additional capital in future years. Dealings are expected to commence on 24 March 2000 whereupon the Company will withdraw from OFEX.

Copies of this document will be available to the public, free of charge, from the Company at its principal place of business, 88 Kingsway, London WC2B 6AA and from the Company's nominated broker, Hoodless Brennan & Partners Plc, at 40 Marsh Wall, Docklands, London E14 9TP and the Company's nominated adviser, Deloitte & Touche Corporate Finance, at either Colmore Gate, 2 Colmore Row, Birmingham B3 2BN or at Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR for the period from the date of this document until 14 days after the date of Admission.

AIM is operated by the London Stock Exchange and is a market aimed particularly at small, young and growing companies. The rules of AIM are less demanding than those of the Official List.

The Company has appointed Deloitte & Touche Corporate Finance as the Company's nominated adviser and Hoodless Brennan & Partners Plc as the Company's nominated broker in respect of the application to trade on AIM.

Lock-up agreement and the model code

The Directors and certain other shareholders have undertaken not to sell any of their holdings of Ordinary Shares before the first anniversary of Admission except where a general or partial offer is made to all shareholders and in exceptional circumstances upon the prior written approval of Deloitte & Touche

Corporate Finance. Thereafter they have agreed that no more than one third of the shares held by them at Admission, excluding any shares acquired pursuant to the Placing or the Offer, may be sold in any twelve month period until the third anniversary of Admission. The shares subject to restrictions account for approximately 51 per cent. of the total Ordinary Shares in issue prior to the Placing and Offer.

The Directors have also adopted and will abide by the model code on directors' dealings in securities contained in the AIM Rules.

For further details of the lock-up agreement, see paragraph 7(c) of the Section headed "Admission and Placing and Offer Agreements" in Part VIII of this document.

Extraordinary General Meeting

At the EGM, the Resolutions will be proposed to authorise the Directors to, *inter alia*, allot the Ordinary Shares in connection with the Placing and Offer for the purposes of Section 80 of the Act and to disapply the statutory pre-emption rights set out in Section 89 of the Act to enable the Placing and Offer to proceed.

In addition, a resolution will be proposed at the EGM to adopt the Share Option Scheme.

The Resolutions are described in more detail in paragraph 1(e) of Part VIII of this document.

PART II

RISK FACTORS

The investment described in this document may not be suitable for all recipients of this document. Before making an investment decision, prospective investors are advised to consult an investment adviser authorised under the Financial Services Act 1986 who specialises in investments of this kind. A prospective investor should consider carefully whether an investment in the Company is suitable for him in the light of his personal circumstances and the financial resources available to him.

Early stage of development of ReGen products

Development and selling of new pharmaceutical products are subject to competitive, technological and market risks that are inherent in any such exercise and are higher than those associated with a product which has an established track record over a long period.

The Company has not yet completed the clinical development of Colostrinin as a therapy for any disease. Significant further investment may be required to undertake additional development and further laboratory and clinical testing.

Clinical trials

The Company cannot guarantee that the clinical trials currently being conducted in Poland will be conclusive. If the clinical trials were to prove inconclusive, this would have a material adverse effect on the Company.

Product testing and regulatory approval

The clinical evaluation, manufacture and marketing of Colostrinin and the ongoing research and development activities of the Company are subject to regulation by government and agencies in countries where the Company intends to test or market Colostrinin. The requirement in those countries to obtain and maintain regulatory approval for a product from the relevant authority to enable it to be marketed in those countries is essential. The evaluation of pre-clinical and clinical data relating to the quality, safety and efficacy of a product for its proposed use must be carried out. Many countries, including the countries of the European Union and the USA, have very high standards of technical and safety appraisal and, in those countries, the clinical trial process can be very lengthy. The time taken to obtain such approval in particular countries varies, but it can take several years from the date of application before approval is granted. There can be no assurance that Colostrinin will successfully complete the clinical trial process or that regulatory approvals to manufacture and market Colostrinin will ultimately be obtained.

In addition, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though Colostrinin may have been approved by another country's authority. If regulatory approval is obtained, the product and its manufacture are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Changes in applicable legislation, regulatory policies, the collection of colostrum and storing of Colostrinin, or the discovery of problems with Colostrinin or its manufacture, may result in the imposition of restrictions on the sale or use of Colostrinin or its manufacture and may otherwise have an adverse effect on the Company's business.

Continuing losses

The Company has not yet begun to generate revenues from Colostrinin and does not expect to generate revenues before the end of 2001. The Company can give no guarantee that it will ever achieve significant revenues or profitability.

Commercial agreements

There is no guarantee that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of Colostrinin.

Competition and competing products

The Company's competitors include major pharmaceutical, biotechnology and chemical companies with substantially greater resources than those of the Company. There is much research being conducted worldwide on Alzheimer's disease and there are a number of drug treatments specifically targeted at the disease currently under development. There is no assurance that competitors will not succeed in developing technologies and products that are more effective or economic than Colostrinin.

Intellectual property and patent protection

The commercial success of the Company depends in part on its ability and/or that of its licensees to obtain and maintain patent protection for Colostrinin in the markets of Poland, the European Union, the USA, South America, South Africa and Japan. Part VI contains a report on the intellectual property rights owned by the Group, their scope and patentability. The Company can give no assurance that existing patent applications will result in the grant of patents to the Company in any country or that the Company will develop future products which are patentable or that patents will be sufficiently wide in their scope to provide protection for Colostrinin and to exclude competitors with similar technology. Further, there can be no assurance that the Company and its collaborators' trade secrets and/or know-how can be maintained and that they will not be breached or otherwise become known in a manner which prejudices the Company.

Patent applications, in general, are not available for public inspection until 18 months after their date of priority and, in the USA, are not available to the public until a patent is granted. As such, the Company cannot be certain that its patent applications will not be subject to challenge from third parties which, for example, could have filed applications covering the subject matter of the Company's patent applications before the Company or its licensors.

The commercial success of the Company and its ability to sell Colostrinin and obtain drug approval will also depend on the non-infringement of patents granted to third parties. Competitors or potential competitors may have filed applications, or may have been granted, or may obtain, patents which may relate to products competitive with or related to Colostrinin. In this case, the Company may have to obtain appropriate licences under those patents and/or change certain of its activities or processes, or develop or obtain alternative technology. The Company has not, as at the date of this document, conducted full infringement or prior art searches. All of these factors may affect the revenue and profitability of the Company.

The Company engages, from time to time, in collaboration with academic researchers and institutions, including such researchers and institutions in Poland and the United States. There can be no assurance that under the terms of such collaborations or as a result of the effect of national law, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Product liability and insurance

The development, testing and marketing of pharmaceutical products entail a risk of product liability, and there can be no assurance that significant product liability claims will not be brought against the Company. The Company is currently exposed to potential product liability risks which are inherent in clinical trials, manufacturing, marketing and the use of human therapeutic products. Although the Company has taken out insurance in respect of the current clinical trial in Poland, it gives no assurance that the necessary insurance cover will be available to the Company in the future at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Company now or in the future will be adequate, or that a product liability or other claim would not materially and adversely affect its business.

Manufacturing

The Company's current supplies of Colostrinin have been produced from a limited scale production process. The Company has yet to design a satisfactory process to allow the manufacture of commercial quantities of Colostrinin on a consistent basis. If it fails to do so, acceptable sales levels may not be achievable. Alternatively, if the process finally adopted is different from that currently in use, the Company may be required to carry out bio-equivalency trials which could take a number of months or could prove to be inconclusive.

The Company has no manufacturing facilities. The Company is and will be dependent upon third parties for the manufacture of Colostrinin.

Pharmaceutical Pricing Environment

Governments and other third party buyers are attempting increasingly to contain health care costs by limiting both the coverage and the reimbursement for new therapeutic products. These developments may adversely affect the market acceptance and/or pricing of the Company's products.

Additional funds

The Directors believe that the net proceeds of the Placing meet the Company's current funding requirements. The Company cannot, however, give assurance that any further capital required to develop, *inter alia*, any application of Colostrinin will be available at the relevant time.

Share Price Volatility

The share price of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The price of the shares is dependent upon a number of factors, some of which are company specific and some of which are sector specific. The Ordinary Shares are not listed on the London Stock Exchange and, although the Ordinary Shares are traded on AIM, this should not be taken as implying that there will be a "liquid" market for the Ordinary Shares. An investment in the Ordinary Shares may therefore, in certain circumstances, be difficult to realise. The value of the Ordinary Shares may go down as well as up.

New member of management team

The Company appointed its Managing Director in February 2000. He was recruited to fill a newly created position in response to the current requirements of the Company. Whilst the Company has exercised care in appointing him, there can be no assurance that his integration into the management team will be successful.

Dependence upon key personnel

Although the Company's future performance does not depend heavily on the continued services of any one Director or employee, the loss of any one of them could harm the business or cause delay in the plans of the Company whilst management time is directed to finding a suitable replacement. The board is aware of this position and is endeavouring to recruit additional personnel to mitigate this risk. The Company does not carry key-man insurance for any of its directors or employees but this position is being reviewed.

Research collaborators

If the Company does not maintain its relationship with the Polish Institute and other research collaborators, the development and eventual marketing of Colostrinin could be delayed. The Polish Institute originated the first patent application of the Company relating to Colostrinin. The Polish Institute has worked extensively on the formulation of Colostrinin to treat Alzheimer's disease and has considerable experience in investigating the properties of Colostrinin. It also carried out the original clinical trials with Colostrinin. This knowledge and experience is beneficial to the Company in future development of a therapy for Alzheimer's disease. Clinical trials currently being carried out in Poland by the Company involve key collaborators from Poland. The Company is also currently dependent on research that it sponsors in the USA at UTMB. The failure of any of these collaborators to perform could have a detrimental effect on the Company.

Miscellaneous

Your attention is also drawn to the risk factors highlighted in paragraph 4.7 of the Experts Report set out in Part V of this document.

PART III

ACCOUNTANTS' REPORT ON REGEN THERAPEUTICS PLC

The following is the text of a report on the financial information on the Company and its subsidiaries for the period since incorporation, received from MRI Moores Rowland, Chartered Accountants and Registered Auditors:

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA

Moores Rowland

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

23 February 2000

Dear Sirs

1. Introduction

We report on the financial information set out below in connection with the Placing of 15,178,571 ordinary shares and Offer of up to 2,678,571 ordinary shares in ReGen Therapeutics Plc ("the Company") referred to in the Prospectus dated 23 February 2000 ("the Prospectus").

The financial information set out below is based on the audited financial statements of the Company and its subsidiaries ("the Group"), for the eleven month period ended 31 December 1998 and for the year ended 31 December 1999, and has been prepared on the basis set out in paragraph 2, after making such adjustments as we considered necessary.

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Company was incorporated on 11 February 1998 with the name Bigboom Plc, with an authorised share capital of £50,000. It changed its name to ReGen Therapeutics Plc on 18 May 1998.

The directors of the Company are responsible for the contents of the Prospectus in which this report is included. It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that obtained by us, relating to the audit of the financial statement of the Group and, where appropriate, evidence contained in the working papers of BDO Stoy Hayward. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Group as at 31 December 1998 and at 31 December 1999 and of the results of the Group for each of the two periods then ended.

We consent to the inclusion in the Prospectus of this report and accept responsibility for its contents.

2. Accounting policies

The financial information set out below has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. The principal accounting policies which have been applied in presenting the information in this report are set out below:

Basis of consolidation

The financial information includes the Company and all its subsidiary undertakings (from the date of acquisition where applicable). Intra group sales and profits are eliminated on consolidation.

Intangible fixed assets

Expenditure which is separately identifiable with the development of products is capitalised as an intangible fixed asset and will be amortised to the profit and loss account over the expected useful life of products from the point at which commercial production is expected to commence. The carrying value of product development expenditure is subject to an annual impairment review.

Tangible fixed assets and depreciation

Depreciation is provided at rates calculated to write off tangible assets over their useful working lives. It is calculated at the following rate:

Office equipment – 15% per annum on cost

Deferred taxation

Provision is made at appropriate rates of corporation tax for deferred liabilities arising from timing differences, except where the directors are of the opinion that the deferment is likely to continue.

Goodwill

Acquired goodwill is written off in equal annual instalments over its estimated useful economic life of 19 years.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the date ruling at the date of the transaction. All differences are taken to the profit and loss account.

3. Profit and loss accounts

	Notes	Year ended 31 December 1999 £'000	11 months ended 31 December 1998 £'000
Administrative expenses		562	273
Operating loss	(i)	562	273
Interest receivable	(ii)	(8)	(1)
Loss on ordinary activities before taxation		554	272
Taxation on loss on ordinary activities	(iv)	—	—
Loss on ordinary activities after taxation		554	272
Dividends		—	—
Retained loss for the period		554	272
Loss per share	(v)	1.71p	1.76p

All amounts relate to continuing activities.

All recognised gains and losses are included in the profit and loss account.

4. Balance Sheets

	Notes	31 December 1999 £'000	31 December 1998 £'000
Fixed assets			
Intangible assets	(vi)	2,112	1,917
Tangible assets	(vii)	3	2
		2,115	1,919
Current assets			
Debtors	(viii)	79	190
Cash at bank and in hand		157	563
		236	753
Creditors: amounts falling due within one year	(ix)	366	419
Net current (liabilities)/assets		(130)	334
Net assets		1,985	2,253
Capital and reserves			
Called up share capital	(x)	1,684	1,604
Share premium	(xiii)	1,128	922
Profit and loss account	(xiii)	(826)	(272)
Equity shareholders' funds		1,986	2,254
Non-equity minority interests		1	1
Shareholders' funds	(xii)	1,985	2,253

5. Cash flow statements

	Notes	Year ended 31 December 1999 £'000	11 months ended 31 December 1998 £'000
Cash flow from operating activities	(xv)	(428)	(311)
Servicing of finance			
Interest received		8	1
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(2)	(2)
Payments to acquire intangible fixed asset		(269)	(126)
		(271)	(128)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(xvi)	—	—
Net cash outflow before financing		(691)	(438)
Financing			
Proceeds of shares issued for cash		285	751
Increase in short term borrowings		—	250
		285	1,001
Net increase in cash	(xvi)	(406)	563

6. Notes to the financial information

(i) Operating loss

	31 December 1999 £'000	31 December 1998 £'000
This has been arrived at after charging:		
Directors' emoluments	191	38
Depreciation of owned assets	1	1
Amortisation of goodwill	74	74
Auditors' remuneration	10	13
Operating lease rentals – land and buildings	21	1

(ii) Interest receivable

	31 December 1999 £'000	31 December 1998 £'000
Bank interest	8	1

(iii) Employees

	31 December 1999 £'000	31 December 1998 £'000
Staff costs consist of:		
Wages and salaries	242	47
Social security costs	21	4
	263	51

The average number of employees, including directors, during the period was 9 (1998: 6).

(iv) Taxation

No provision has been made for corporation tax on the basis that the Company has incurred taxable losses to date.

(v) Loss per share

The loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial period. The weighted average number of equity shares in issue was 32,347,966 (1998: 15,491,269) and the loss after tax was £554,000 (1998: £272,000).

(vi) Intangible assets

	Goodwill £'000	Development costs £'000	Patent rights £'000	Trade marks £'000	Total £'000
Cost					
On incorporation	—	—	—	—	—
Additions	1,415	299	271	5	1,991
31 December 1998	1,415	299	271	5	1,991
Additions	—	137	132	—	269
31 December 1999	1,415	436	404	5	2,260
Depreciation					
On incorporation	—	—	—	—	—
Charge for the period	74	—	—	—	74
31 December 1998	74	—	—	—	74
Charge for the year	74	—	—	—	74
31 December 1999	148	—	—	—	148
Net book value					
At 31 December 1999	1,267	436	404	5	2,112
At 31 December 1998	1,341	299	272	5	1,917

(vii) Tangible assets

	Office equipment £'000	*Total £'000*
Cost		
On incorporation	—	—
Additions	2	2
31 December 1998	2	2
Additions	2	2
31 December 1999	4	4
Depreciation		
On incorporation	—	—
Charge for the period	—	—
31 December 1998	—	—
Charge for the year	1	1
31 December 1999	1	1
Net book value		
At 31 December 1999	3	3
At 31 December 1998	2	2

(viii) Debtors

	31 December 1999 £'000	*31 December 1998 £'000*
Other debtors	16	70
Prepayments	63	12
Called up share capital not paid	—	108
	79	190

(ix) Creditors: amounts falling due within one year

	31 December 1999 £'000	*31 December 1998 £'000*
Other taxes and social security costs	9	18
Other creditors	340	361
Accruals	17	40
	366	419

(x) Share capital

	£'000
Authorised	
700,000,000 ordinary shares of 5p each	35,000
Called up share capital issued and fully paid	
33,681,299 ordinary shares of 5p each	1,684

On 11 February 1998 the Company was incorporated with an authorised share capital of £50,000 and allotted and issued two ordinary shares of £1 each.

On 17 July 1998 the Company's authorised share capital was increased from £50,000 to £35,000,000 by the creation of 34,950,000 new ordinary shares of £1 each. On the same date the Company's existing issued and unissued ordinary shares of £1 each were each sub-divided into 20 ordinary shares of 5p each.

On 6 October 1998 the Company acquired The Georgiades Foundation Limited by the issue and allotment of 28,333,333 ordinary shares of 5p credited as fully paid, at par.

As a result of a placing and offer for subscription in November 1998 2,683,260 shares were issued for cash at 50p each, 563,524 shares were issued to the underwriters of the issue for cash at 19.23p each and, in December 1998, loans of £250,571 were converted into 501,142 shares at 50p each.

On 21 October 1999 the Company issued a further 1,600,000 ordinary shares at 5p each at a premium of 13.5p per share. The issued shares rank *pari passu* with existing shares.

(xi) Commitments under operating leases

As at 31 December 1999, the Group had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings £'000	*Other £'000*
Operating leases which expire:		
Within one year	6	—

(xii) Reconciliation of movements in shareholders' funds

	31 December 1999 £'000	*31 December 1998 £'000*
Opening shareholders' funds	2,253	—
Loss for the financial period	(554)	(272)
New share issue	80	1,603
Premium on new share issue	216	922
Costs associated with share issue	(10)	—
(Decrease)/increase to shareholders' funds	(268)	2,253
Closing shareholders' funds	1,985	2,253

(xiii) Reserves

	Share premium £'000	*Profit and loss £'000*
On incorporation	—	—
Net premium on shares issued in the period	922	—
Loss for the period	—	(272)
Balance at 31 December 1998	922	(272)
Net premium on shares issued in the period	206	—
Loss for the period	—	(554)
Balance at 31 December 1999	1,128	826

(xiv) Reconciliation of operating loss to net cash outflow from operating activities

	31 December 1999 £'000	*31 December 1998 £'000*
Operating loss	(562)	(273)
Amortisation	74	74
Depreciation	—	1
Decrease/(increase) in debtors	111	(65)
Decrease in creditors	(51)	(48)
Net cash outflow from operating activities	(428)	(311)

(xv) Purchase of subsidiary undertakings

	31 December 1999 £'000	*31 December 1998 £'000*
Net assets acquired:		
Intangible assets	—	449
Debtors	—	17
Creditors	—	(464)
	—	2
Goodwill	—	1,415
	—	1,417
Satisfied by:		
Issue of shares	—	1,417

(xvi) Analysis of net debt

	Year ended 31 December 1999 £'000	*11 months ended 31 December 1998 £'000*
Cash balance brought forward	563	—
Net (decrease)/increase in cash	(406)	563
Cash balance carried forward	157	563

(xvii) Related party transactions

The following directors or their spouses provided services to the Group during the year ended 31 December 1999 on an arm's length basis and the amounts charged were:

N Lott	£9,750
PWC Lomax	£1,778

Included in directors' emoluments in note (i) above is an amount of £12,532 payable to Beveridge Ross & Preveser for the services of MCR Beveridge.

(xviii) Ultimate controlling party

The directors are of the opinion that there is no individual controlling party.

(xix) Financial information

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (as amended). Statutory accounts for the period from incorporation to 31 December 1998, including an unqualified auditors' report, have been prepared and delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 1999 have been prepared but not yet delivered to the Registrar of Companies.

MRI Moores Rowland
Chartered Accountants
Registered Auditors"

PART IV

PRO FORMA UNAUDITED STATEMENT OF NET ASSETS

The following table sets out a pro forma unaudited statement of the net assets of the Group following the Placing and Offer. This table has been prepared as if the Placing and Offer had occurred on 31 December 1999 and has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. It is based on the consolidated audited balance sheet of the Group as set out in Part III of this document, as adjusted in accordance with the notes set out below:

	31 December 1999 (note (i)) *£'000*	*Placing and Offer adjustments (note (ii))* *£'000*	*Pro Forma* *£'000*
Fixed assets			
Intangible assets	2,112	—	2,112
Tangible assets	3	—	3
	2,115	—	2,115
Current assets			
Debtors	79	—	79
Cash at bank and in hand	157	4,500	4,657
	236	4,500	4,736
Creditors: amounts falling due within one year	(366)	—	(366)
Net current assets	(130)	4,500	4,370
Net assets	1,985	4,500	6,485

Notes:

(i) The audited net assets of the Group at 31 December 1999 have been extracted without adjustment from the Accountants' Report which is set in Part III above. No account has been taken of the activities of the Group subsequent to 31 December 1999.

(ii) The adjustments relating to the Placing and Offer reflect proceeds of £5 million and the estimated costs of £500,000, excluding VAT.

(iii) The above table does not include an adjustment to account for the conversion rights attaching to the deferred shares in Georgiades Foundation described in paragraph 8(a)(iii) of Part VIII of the Prospectus, on the basis that the directors of the Company do not believe that it is possible to quantify the amount, likelihood or timing of such conversion.

PART V

EXPERT'S REPORT

The following is the text of a report from PharmaVentures Limited, an independent pharmaceutical business development consultancy:

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA

PHARMAVENTURES

PharmaVentures Ltd
Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
United Kingdom

Tel: +44 (0) 1865 784 177
Fax: +44 (0) 1865 784 178
www.pharmaventures.com
E-mail: enquiries@pharmaventures.com

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

23 February 2000

Dear Sirs,

PharmaVentures Limited ("PharmaVentures") is an independent pharmaceutical business development consultancy which specialises in assisting healthcare company clients in forming alliances or conducting acquisitions and also performs technical and commercial evaluations of pharmaceutical and biotechnology products, product portfolios and companies. PharmaVentures has built up substantial expertise in the analysis of healthcare markets and of pharmaceutical and biotechnology companies and their technologies.

PharmaVentures has been instructed by the directors of ReGen Therapeutics Plc ("ReGen" or the "Company"), to prepare an independent expert's report on the Company for inclusion in the prospectus dated 23 February 2000 covering a technical and commercial assessment of ReGen's product portfolio and an overview of the market targeted by ReGen and competitive products in development.

In preparing this report, PharmaVentures interviewed members of the ReGen management team and reviewed relevant Company documentation and scientific literature. These sources were supplemented by PharmaVentures' extensive experience and understanding of the global pharmaceutical industry.

It should be noted that, in this report, PharmaVentures does not comment on any patent applications taken out by the Company or its affiliates. Patent applications by the Company or its affiliates are fully discussed in the report of AA Thornton & Co. in Part VI.

This report has been prepared with due diligence based on information either provided by ReGen or taken from public domain sources deemed to be reliable by PharmaVentures. No guarantee can be given, however, as to the accuracy or completeness of the data presented. In addition, the industry areas discussed are fast moving and changes in circumstances may render some or all of the information invalid at any time in the future.

PharmaVentures is a pharmaceutical industry consultancy and is not an investment advisor. This report is limited specifically to the matters set out above and is not to be taken as giving any advice generally on the merits of an investment in the Company.

1. Summary

The total number of Alzheimer's disease (AD) patients in the USA, Europe and Japan is estimated to be around 10 million and is growing rapidly as a consequence of the continuing demographic trend towards an increasing proportion of elderly individuals within the population. Given the limitations of existing drugs for AD as reviewed in this report (see section 3), there remains a great unmet clinical need for therapeutic agents that can delay, halt or preferably reverse AD progression.

ReGen is a biotechnology company focused on the development and commercialisation of Colostrinin, a potential new therapy for AD. Colostrinin has been tested in controlled clinical trials in Poland which have shown that it has a significant effect in delaying the progression of AD. ReGen has now initiated a new clinical trial in Poland that should, assuming that the results obtained are positive, provide sufficient information to allow it to initiate discussions with potential partners with regard to the licensing of marketing rights to Colostrinin in the major AD markets of the world as well as Poland.

2. Alzheimer's disease

2.1 Introduction

AD is a progressive and ultimately fatal neurodegenerative disease, symptoms of which include the progressive impairment of cognitive function, notably memory loss, inability to think abstractly, loss of language function, attention deficit, and associated depression, anxiety and agitation.

As the disease advances, an AD patient becomes progressively less able to live independently and must eventually be looked after either by a family member or in a residential care home or hospital. The progression of AD is accompanied by a decreased resistance to infections and other illnesses, which may be the actual cause of death for many AD patients.

2.2 Prevalence and market value

The term "prevalence" refers to the proportion of individuals in a sample group who have ever suffered from a given condition.

The prevalence of dementia has been estimated to double with every increase of 5.1 years between 60 and 90 years of age, but may increase more slowly in individuals aged 90 years or over. The European Dementia Consortium states that AD occurs in 3.1% of 70–79 year-olds, rising to 10.8% of 80–89 year-olds. A study in the USA concluded that 16% of women and 6% of men surviving to average life expectancy will develop at least mild AD. The incidence rate (i.e. the rate of new cases occurring over a given time) for AD is estimated to be approximately 1% of the population per year.

Currently, the total number of AD patients in the USA, Europe and Japan is estimated to be around 10 million. Data obtained by ReGen indicate that in Poland, where Colostrinin is expected to be marketed first, around 500,000 individuals suffer from dementia of whom some 250,000 have AD. As age is the single most important risk factor relating to dementia, there will be a significant increase in the number of people suffering from this condition due to increased life expectancy and the resultant "greying" population. In particular, these demographic trends predict a dramatic increase in the number of individuals over the age of 80 years over the next 50 years.

On this basis it is forecast that in the USA alone, 10 to 15 million people may be affected by AD by the middle of the twenty-first century. Since similar demographic changes are occurring in Europe, Japan, other Asian countries and throughout the Americas, the global figure by that time may exceed 100 million.

Healthcare costs associated with AD are high. According to the US Alzheimer's Association, AD is the third most expensive disease in the USA, after heart disease and cancer. The association estimates that the annual cost to society attributable to the care of AD sufferers is US$100 billion, with a lifetime cost per patient of US$174,000.

Based on a current population of 10 million AD patients in the developed world and assuming a conservative cost of drug treatment of US$500 per patient year, the present *potential* worldwide market for AD drugs is estimated to amount to US$5 billion. This potential market is expected to grow rapidly in line with the progressive ageing of the population.

2.3 Diagnosis and assessment

Currently, it is only possible to make a definitive diagnosis of AD via a microscopic examination of brain tissue samples taken *post mortem* from the patient. At present, the *ante mortem* diagnosis of AD is generally regarded as being no more than 90% accurate. Such diagnosis rests largely on the expert judgement of a specialist physician based on the patient's medical history, a physical examination and mental status tests. Investigations may also be carried out to eliminate other conditions that may produce thinking and behaviour changes, for example computerised tomography or magnetic resonance imaging scans to rule out a stroke or brain tumour.

Given the deficiencies of current diagnostic methods, research is ongoing into the development of reliable, non-invasive new tests for AD, especially those that can diagnose the disease at an early stage. Research is currently focused in two areas, the search for biological markers that are definitive for the disease, and the use of imaging techniques to diagnose AD based on a scan of the brain using, for example, positron emission tomography, single photon emission computed tomography or magnetic resonance spectroscopy imaging.

Since AD is a progressive disease in which the decline in mental function is gradual but sustained, the need has arisen to develop quantitative criteria for assessing its stage of development in a patient and monitoring its progression. Not least, such assessments are necessary for the quantitative evaluation of the efficacy of potential new drugs for AD undergoing clinical trials, as will be reviewed in the case of ReGen's Colostrinin in section 4 of this report.

To facilitate the quantitative evaluation of AD (and in some cases other forms of dementia or ageing generally), a number of assessment scales have been developed that differ in the precise criteria for assessment used. Criteria variously include cognitive function, mental state, social functioning, motivation, appetite, overall disease severity and the ability to cope with the demands of daily living. Assessment techniques used may include interviews, questionnaires, observations, mental and physical tests and so on, as appropriate to the criterion in question and the stage of the disease. A number of such assessment scales will be outlined or referred to in this report.

2.4 Pathophysiology

Intensive research over the last two decades has provided increasing insight into the processes involved in the development and progression of AD at the molecular, genetic, cellular and physiological levels. Some of this research is summarised below.

A distinctive feature of AD is the accumulation of abnormal protein fibrils, including senile plaques and neurofibrillary tangles (NFT), and selective neuronal loss in the central nervous system (CNS). The primary components of senile plaques are insoluble aggregates of a neurotoxic 42 amino acid peptide called amyloid beta (A-beta).

A-beta is generated through the proteolytic processing of a transmembrane protein, amyloid beta precursor protein (APP). A-beta is released as a soluble peptide as part of normal metabolism. The subsequent change to insoluble fibrillary beta-amyloid appears to be a key pathogenic event in the development of AD.

The main component of NFT, which consist of paired helical filaments, is the microtubule associated protein tau. In AD this becomes abnormally hyperphosphorylated. The protein ubiquitin is also found in association with NFT and may represent an attempt by the cell to degrade the abnormal protein.

There is some debate as to whether it is the senile plaques and/or NFTs that have the destructive effect seen in AD, and accordingly drug research and development programmes are underway that are targeting both mechanisms.

A number of genetic associations in AD have so far been uncovered, including mutations or polymorphisms in the genes encoding presenilin-1 (PS1), presenilin-2 (PS2), APP, alpha 2 macroglobulin (A2MZ) and apolipoprotein E (APO E4). Mutations in A2MZ and APO E4 have effect in late-onset AD, with the APO E4 mutation occurring in over 50% of all AD cases. PS1, PS2 and APP mutations have a lower occurrence in AD cases.

The above, together with other findings, have offered new lines of attack for reseachers seeking to develop novel drug therapies for AD, as will be considered in section 3.2.

3. Drug Therapies for AD

In this section, both existing drug therapies for AD and potential new therapeutics currently progressing through the research and development process will be reviewed.

3.1 Marketed and registered drugs for AD

3.1.1 Acetylcholinesterase inhibitors

By far the most important class of existing drugs for AD are the acetylcholinesterase (AChE) inhibitors (see also section 3.2).

Tacrine (Cognex; Warner-Lambert) was the first AChE inhibitor launched to treat AD. Tacrine was first marketed in the USA in 1993 and has since become available in France, Germany, Spain and several other countries. During 1995, sales for tacrine reached US$58 million. Sales growth for tacrine has been restricted because of the product's limited efficacy and the need to monitor patients for potential toxic side-effects on the liver. Warner-Lambert ceased promotion of tacrine in the USA upon the launch of Pfizer's AChE inhibitor donepezil.

Donepezil hydrochloride (Aricept, Eisai/Pfizer) is a member of the benzylpiperidine class of AChE inhibitors. Jointly developed by Eisai and Pfizer, donepezil was launched in the USA and Europe in 1997. It is a more potent and effective AChE inhibitor than tacrine and has a better side-effect profile. Donepezil has been tested in placebo controlled trials of over 800 patients but has shown only a modest improvement over placebo. Even so, Pfizer/Eisai 1998 donepezil sales were in the region of US$500 million.

The Novartis AChE inhibitor rivastigmine (Exelon) was granted "approvable" status by the FDA in May and is now approved in 50 countries around the world including all 15 member states of the European Union, New Zealand, Argentina, Brazil and Mexico. 1998 sales were approximately US$20 million.

The new drug application (NDA) for rivastigmine submitted to the US FDA contains data from trials involving more than 3,700 patients worldwide. The 6-month clinical trial results showed that patients taking rivastigmine demonstrated improvement compared to those on placebo in both cognition and global evaluation (based on assessments of cognition, behaviour and functioning). Rivastigmine has roughly equivalent trial data to donepezil but is taken twice daily compared to the once daily dosing of donepezil.

In summary, drugs of the AChE class currently marketed give only a modest and temporary benefit to patients with mild-moderate AD and are not free from side-effects.

3.1.2 Other drugs currently used in AD therapy

Other types of agents currently used for AD include cerebral vasodilators to preserve cerebral blood flow and nootropics to improve memory and other aspects of cognitive function. These types of agents have not, however, produced any significant effects in AD to date.

3.2 Potential new drugs for AD

As is evident from the preceding review of currently marketed therapeutics for AD, a clear need remains for new drugs that possess a long-lasting effect in stabilising and/or reversing AD in the majority of patients, and that are also free from serious side-effects. With the shared goal of producing a drug for AD with such a profile, a range of both established pharmaceutical firms and research-based biotechnology companies are pursuing discovery and development programmes in this area. The more advanced of such programmes are reviewed below.

As indicated in section 2.4, the pathophysiology of AD is complex and, moreover, AD is increasingly viewed as a heterogeneous disease with different subtypes. The combination of complexity and heterogeneity associated with AD suggests, on the one hand, that a number of potential points for therapeutic intervention in the disease are available and, on the other, that a variety of drug treatments based on different therapeutic strategies will be required in order to address all types and stages of the disease. It also suggests that treatment protocols for AD used in the future may involve combinations of different classes of drug. In reflection of these factors, a diverse range of potential new drugs is presently under investigation for the treatment of AD, as summarised in the accompanying table.

Cholinergic deficits are the most consistent neurochemical abnormality in AD and are accompanied by reduction in the biosynthetic enzyme choline acetyltransferase, as well as loss of neurones. There is a correlation between cholinergic deficit and neuronal loss with disease severity. Currently marketed AChE inhibitors were reviewed in section 3.1.1. In addition, two other drugs of this class, metrifonate and galantamine, are close to registration.

Bayer has refiled its US approval application for the AChE inhibitor metrifonate (ProMem) for the treatment of mild-moderate AD after the FDA requested additional data on pharmacology and manufacturing. A submission in Europe was withdrawn due to muscle weakness in some patients. An analysis of pooled data from a series of international trials with 1,201 patients indicates that metrifonate-treated patients experience improvements in cognition, psychiatric and behavioural symptoms, and also in activities of daily living. Metrifonate has been in widespread use for around 30 years for the treatment of schistosomiasis without serious toxicity.

Janssen-Cilag, in collaboration with Shire Pharmaceuticals Group, has made a European regulatory submission for galantamine (Reminyl) for mild-moderate AD. An NDA submission for the US market has been filed. Galantamine is an AChE inhibitor that also shows nicotinic receptor modulation. The "modulation" of nicotinic receptors could lead to release of more acetylcholine and result in an increase in the effectiveness of endogenous acetylcholine already in the synapse.

Data from Phase III trials indicate that galantamine affects peoples' functional abilities as well as their memory learning abilities compared to placebo. Patients have shown consistent improvement in both cognitive and global scales. Benefits have been seen on the Alzheimer's Disease Assessment Scale cognitive portion (ADAS-Cog, a measure of cognitive functioning), Clinician Interview Based Impression of Change (CIBIC-plus, a measure of overall disease severity), and DAD (Disability Assessment in Dementia, an activities of daily living assessment).

Post-synaptic muscarinic receptors are relatively preserved in AD and muscarinic receptor activation alters APP processing. Drugs acting at this site are thus of interest both as cholinomimetics and for modulating amyloid deposition. A number of muscarinic agonists formerly in Phase II/III development, (e.g. talsaclidine from Boehringer Ingelheim/P&U, Memric from SmithKline Beecham, milameline from HMR/ Parke Davis, xanomeline from Eli Lilly and LU 25-109 from Lundbeck) have been discontinued due to lack of efficacy and/or an unacceptable side-effect profile.

Evidence exists for the involvement of nicotinic acetylcholine receptors (nAChR) in neurodegenerative disorders as well as cognitive disorders and pain. Nicotinic acetylcholine receptors are mostly concentrated in the brain, spinal cord, other nerve cells and on the muscles of the body. Aventis and Targacept, a wholly owned subsidiary of RJ Reynolds, have a collaboration for the development of nAChR agonists. Sibia, now under takeover by Merck & Co., is also working in this area, as is Abbott.

A variety of monoamine deficits have been reported in AD. Brain monoamine oxidase-B (MOA-B) activity is increased in patients with AD when compared with age-matched controls. The brain areas with the greatest increases in MAO-B are those known to contain high densities of senile plaques and tangles. As with the muscarinic agents, a number of MAO-B inhibitors have been dropped in late phase trials including lazabamide (Tempium from Roche) and Lubeluzole (Janssen). Lazabemide was dropped due to a risk of severe hepatotoxicity seen in Phase III trials.

In a paper published in The Lancet, long-term use of the female hormone oestrogen (estrogen) was found to delay onset of AD by 15 years. Oestrogen compounds have been found to have a neuroprotective effect in animal models of AD. Neurocrine Biosciences appears to have ceased development of the neuroimmunosteroid Pregnen after Phase II results, whereas Apollo BioPharmaceutics is still actively developing products in this area.

Guilford/Amgen are developing neuroimmunophilins that serve as small molecule nerve regenerating agents. These were developed following the discovery that drugs such as cyclosporin A could bind to intracellular receptors called immunophilins and enhance nerve growth.

Sanofi's SR57746A and Neotherapeutics' Neotrofin stimulate NGF mRNA production. Neotrofin has been demonstrated to activate the NGF, neurotrophin-3 and bFGF neurotrophic factor genes in animals in the specific areas of the brain associated with memory loss. In recently announced Phase II trials results of Neotrofin, the treated group showed an improvement from baseline in the ADAS-Cog, BEHAVE-AD and CIBIC-plus tests.

Selected drugs in development for AD

Drug	*Company*	*Highest Phase for AD*
Cholinergic, nicotinic and muscarinic agents		
metrifonate (ReMem)	Bayer	Refiled in USA
galantamine (Reminyl)	Janssen/Shire	Submitted in EU/USA
physostigmine (Synapton)	Forest	FDA non-approvable, to be refiled
nebracetam (Memalog)	Boehringer Ingelheim	Pre-registration (Japan)
ABT-418 (nAChR agonist)	Abbott	II
CP 118954	Pfizer	II
TAK 147	Takeda	II
SIB-1553A (nAChR agonist)	Sibia/Merck	II
DMP-543	DuPont	I
nAChR agonists	Targacept/Aventis	Preclinical
Monoamine oxidase-B inhibitors		
rasagiline mesylate	Teva	III
SL 25.1188	Sanofi Synthelabo	I
Neurotrophic factors/neurosteroids		
estradiol (Neurestrol)	Apollo Biopharmaceutics	I
Nerve growth factor inducers/potentiators		
SR 57746	Sanofi Synthelabo	IIB
Neotrofin	NeoTherapeutics	II
neuroimmunophilins	Guilford/Amgen	Preclinical
Modulation of amyloid precursor protein processing/amyloid deposition		
CPH82	Conpharm	II
amyloid inhibitors	Gliatech/Janssen	Preclinical
SIB 1281	Merck/Sibia/BMS	Preclinical
MDL28170	Aventis	Preclinical
amyloid deposition inhibitors	Neurochem	Preclinical
amyloid deposition inhibitors	ProteoTech	Preclinical
Others		
propentofylline	Aventis	Preregistration (EU)
idebenone	Takeda	Filed in EU
memantine (NMDA antag.)	Merz/Neurobiological Technologies	III
celecoxib (COX-2 inhibitor)	Searle	II
NDD094 (nootropic)	UCB Pharma	II
trometamol (nootropic)	Novartis	II
NS2330 (monoamine inh.)	Neurosearch	I completed
SL 65.0102 (5HT4 agonist)	Sanofi Synthelabo	I
CX516 (AMPA agonist)	Cortex	I
A-beta vaccine	Elan	Preclinical
ICE inhibitors	Warner Lambert/Knoll	Preclinical
complement inhibitors	Gliatech/Janssen	Preclinical
beta-amyloid inhibitors	Gliatech/Janssen	Preclinical
CREB agonists	Helicon Therapeutics	Preclinical
CRF bp antagonists	Neurocrine/Eli Lilly	Preclinical

Propentofylline (Aventis) is a phosphodiesterase inhibitor/adenosine reuptake inhibitor that acts as a neuroprotectant. It is presently in preregistration in Europe. In Phase I and II trials, propentofylline produced significant improvements in Gottfries-Brane-Steen (GBS) scores, MMSE scores, and Clinical Global Impression (CGI) ratings. Propentofylline significantly enhanced functional reserve compared to placebo, as reflected by increases in regional cerebral glucose metabolism after stimulation with a verbal memory task. Propentofylline was shown to be safe, well tolerated, and free of severe side effects in Phase II trials.

Idebenone (Takeda) has been used in Japan for a number of years in the treatment of stroke and cerebral infarction, and is launched in Italy for AD. Its exact mechanism of action is unknown but it has antioxidant properties and has been shown to protect hippocampal neurones against A-beta induced neurotoxicity.

In double blind efficacy and safety trials, idebenone showed statistically significant dose-dependent improvement in ADAS-Total, ADAS-Cog and noncognitive score (ADAS-Noncog), CGI and the Nurses' Observation Scale for Geriatric Patients (NOSGER-Total and IADL subscale). Safety and tolerability of idebenone were good and similar to placebo.

Memantine is an NMDA antagonist under development by Neurobiological Technologies in collaboration with Merz & Co. GmbH. It is currently marketed by Merz in Germany for dementia syndrome and Parkinson's. Memantine may act to restore the function of impaired neurones and inhibit injured or damaged neurones from firing abnormally, a process associated with many neurological conditions, including senile dementia, Alzheimer's disease, neuropathy and AIDS dementia.

Results from a double-blind, placebo-controlled trial of memantine in severely demented patients (49% with AD and 51% with vascular or mixed-type dementia) were recently published. In this trial, patients' motor performance and functional independence were assessed after 4 and 12 weeks of treatment using two standard scales. Memantine treatment resulted in statistically significant improvement compared to placebo. Memantine was well-tolerated and no significant side effects were reported.

A variety of peptidase inhibitors are being explored because of their potential interaction with APP to inhibit amyloid plaque formation. These include calpain protease inhibitors and prolylendopeptidase/serine protease inhibitors. Gliatech, Sibia (in collaboration with BMS) and Neurochem are active in this area.

Elan has developed a 42 amino acid version of the beta amyloid peptide as an AD vaccine. Results in AD mouse models have shown that in young mice, the vaccine appears to prevent development of amyloid plaques and to reduce the number of plaques in older animals.

Postmortem brain autopsy studies in AD patients show dramatically reduced corticotrophin releasing factor ("CRF") levels, high numbers of unoccupied CRF receptors and abnormalities in brain cells that synthesise and respond to CRF. Neurocrine Biosciences, in collaboration with Eli Lilly, is developing CRF binding protein antagonists to increase levels of CRF in the brain as a potential treatment for AD.

Helicon Therapeutics is developing small molecules that enhance transcription of the cAMP-responsive element binding-protein ("CREB") gene. Such agonists are thought to be able to enhance long-term memory in surviving neurones.

Finally, ReGen is developing a treatment for AD based on Colostrinin. This programme's progress will be reviewed in detail in section 4.

3.3 Discussion

As concluded from the review of existing drugs presented in section 3.1, the deficiencies of AChE inhibitors mean that there is currently an unmet clinical need for drugs that can arrest and preferably reverse the progression of AD in all patients and which also have an acceptable side-effect profile. The extent to which any of the various types of drugs currently undergoing development will satisfy this unmet need is unclear.

The muscarinic and MOA-B inhibitor classes of agents that for some time held promise in the treatment of AD have now largely been discontinued. This leaves as the drugs most likely to reach the market in the next three years the AChE inhibitors metrifonate (ProMem from Bayer), galantamine (Reminyl from Janssen-Cilag), physostigmine (Synapton from Forest) and the nootropic agent idebenone from Takeda. Other potential new drugs are for the most part still at too early a stage of development to be able to assess their prospects for reaching the market. Given this backdrop, ReGen's Colostrinin, which has thusfar generated promising results in trials, is addressing an attractive opportunity.

4. Colostrinin

This section considers Colostrinin as a potential new drug therapy for AD and in particular reviews the progress made by ReGen in taking Colostrinin through the clinical trials process towards its first marketing approval. The section concludes with a summary of the merits and risk factors associated with the project.

4.1 Colostrum and milk

Colostrinin is a component of colostrum, a fraction of breast milk produced for a short time immediately following birth. The form of Colostrinin under development by ReGen is isolated from sheep (ovine) colostrum.

Maternal milk is ideal food for newborns as it contains carbohydrates, fats, amino acids, vitamins and minerals. Passively transferred host defence mechanisms including immunoglobin, lysozyme and lactoferrin found in milk contribute to the newborn's defence against infection. Maternal milk also provides the young with growth promoting factors, enzymes, insulin, somatomedin and also colostral cytokines such as interleukin-1 (IL-1), tumour necrosis factor (TNF), interleukin-6 (IL-6), interferon gamma (IFN-gamma), epidermal growth factor (EGF) and others.

Colostrum, the fraction of milk delivered immediately after childbirth, regulates cytokine production in peripheral blood mononuclear cells ("PBMC's"). It has been suggested that the enhanced secretion of cytokines induced by colostrum may compensate for the lower capacity of neonatal PBMC's to produce these cytokines.

4.2 Colostrinin and its function

Colostrinins have been described by ReGen as a network of immunomodulators controlling cytokine production in the mammary gland after delivery. The primary Colostrinin, the proline-rich polypeptide fraction, was isolated from ovine colostrum in 1974 by Maria Janusz and Jozef Lisowski at the Ludwick Hirszfield Institute of Immunology and Experimental Therapy, Polish Academy of Sciences.

It is generally understood that the various factors present in colostrum play a pivotal role in transmitting immunity from mother to child. Both ovine and human Colostrinins are inducers of IFN-gamma and other cytokines. Leukocytes isolated from human colostrum donated by healthy mothers at one to nine days after delivery produce interferons ("IFNs") and TNF spontaneously. The release of IFNs and TNFs coincides with production of a Colostrinin which has been isolated from ovine and human colostrum samples and partially characterised.

Subsequent research by scientists working with ReGen has considerably added to the understanding of Colostrinin's composition, molecular structure, properties and biological activities. Some of these findings comprise the subject matter of the various patent applications already made by ReGen, whilst others are likely to be the subject of future patent filings and/or scientific publications.

Information on ReGen's patent applications for Colostrinin may be found in the Patent Attorney's Report in this Prospectus.

4.3 Preclinical and clinical studies using Colostrinin

4.3.1 Preclinical studies

ReGen's collaborators in Poland have carried out a range of preclinical studies to examine the biological and toxicological properties of Colostrinin.

Toxicological studies in mice have found Colostrinin to be non-toxic, even at high doses, in both acute and chronic toxicological tests. It is not teratogenic, mutagenic or cytotoxic. This may not be surprising since Colostrinin is a protein complex naturally present in the colostrum of all mammals. Further toxicological studies to support the recently initiated trials in Poland (see section 4.3.2) have been carried out and have shown no serious side effects.

Colostrinin has been tested in a number of mouse models to define its immunological role and has been found to act as a classical immunomodulator. For example, in further studies Colostrinin has been found to be protective in the NZB mouse model of haemolytic anaemia.

Colostrinin has recently been found to improve learning and memory in rats. In preclinical experiments, Colostrinin facilitated acquisition of spatial learning and improved incidental learning in aged rats in Morris Water Maze and habituation tests.

4.3.2 Clinical studies

The following clinical studies with Colostrinin have been carried out or are presently in progress:

- Toxicity and dose-ranging studies
- One-year, double-blind placebo controlled trial involving 46 AD patients, with up to five years' follow-up
- Open-label trial involving 27 AD patients, with up to three years' follow-up
- Further open-label trial involving nine AD patients
- Placebo controlled double-blind/open label trial in 90 AD patients (in progress)

All of the above studies have been performed in Poland. In each case the Colostrinin used was isolated as a polypeptide complex from ovine colostrum using the manufacturing process outlined in section 4.5. These studies are briefly reviewed below.

4.3.2.1 Toxicity and dose-ranging studies

An initial study was conducted on five healthy volunteers, each of whom received a 100μg oral dose of Colostrinin per day for a period of three weeks. All volunteers reported memory improvement, changes in clarity of thinking and improvement of mood. Tests on blood samples taken at regular intervals showed that by the end of the three-week treatment period, all volunteers had developed resistance to IFN-gamma induction by Colostrinin, a phenomenon referred to as tachyphylaxis. Normal responsiveness was regained two weeks after cessation of Colostrinin administration.

In a subsequent dose ranging trial in AD patients, groups of patients received orally for a period of three weeks one of 50μg Colostrinin daily, 100μg daily, 100μg every second day or 200μg daily. Patients were monitored for toxic or adverse reactions, changes in cognitive function and the appearance of tachyphylaxis.

200μg doses produced marked insomnia and anxiety in patients, whilst similar but less pronounced side effects were experienced by patients receiving a 100μg dose daily, and no changes in behaviour or mood were reported by patients receiving a 50μg dose daily. As an indicator of therapeutic effect, the appearance of tachyphylaxis was monitored and found to emerge later in patients receiving 50μg Colostrinin daily than in those receiving either 100μg or 200μg daily. The study found that a 100μg Colostrinin dose every second day produced the best combination of mild side-effects and biological effect.

4.3.2.2 One-year, double-blind placebo controlled trial

The following review is based on an analysis of both raw data from this clinical study and a recent published report thereon (Leszek, J. *et al., Colostrinin®: a proline rich polypeptide (PRP) complex isolated from ovine colostrum for treatment of Alzheimer's disease. A double-blind, placebo-controlled study*. Archivum Immunologiae et Therapiae Experimentalis, vol. 47, pp377-385, 1999). This published report also describes the preliminary studies outlined in section 4.3.2.1 above.

It should be noted that the above paper relates to the same study as that reviewed in the expert report prepared by PharmaVentures at the time of the placing and offer for subscription in November 1998. It should further be noted that the paper presents a re-analysis of the data based on more rigorous criteria than those used in the form of the analysis that ReGen made available to PharmaVentures at that time. Overall, the re-analysis indicates that AD patients receiving Colostrinin responded rather less well, and selenium and placebo treated AD patients rather more positively, than indicated by the analysis as available in November 1998. In addition, the re-analysis omits data relating to one patient who was included in the original analysis of the trial: PharmaVentures is advised by ReGen that this patient was omitted because the individual moved area immediately following the trial, thus preventing regular monitoring during the follow-up period.

The one-year double-blind placebo controlled trial reviewed below was performed at the Clinic of Psychiatry, University Medical School, Wroclaw, Poland. It was started in late 1995.

Forty six AD patients (diagnosed by DSM-III-R and NINCDS-ADRDA criteria) were randomised to receive, every second day, an oral 100μg Colostrinin dose (the treatment group), 100μg bioorganic selenium (the selenium group) or placebo (the control group). Treatment was cycled in order to avoid the induction of tachyphylaxis (see section 4.3.2.1) by Colostrinin in the treatment group. Treatment

was thus taken for three weeks followed by a two week non-treatment period. Each patient received three to six cycles of treatment. Patient outcomes were assessed by psychiatrists blinded to treatment assignment.

The following table presents a summary of the assessment of each AD patient's condition in terms of improvement, stabilisation or deterioration as indicated by MMSE score, one year after entry into the trial.

Double-blind placebo controlled Colostrinin trial results after one year

Group	*AD classification*	*Number of patients*	*Improved*	*Stabilised*	*Deteriorated*
Colostrinin	Mild	7	4	3	0
	Moderate	7	4	3	0
	Severe	1	0	1	0
	Total	15	8	7	0
Selenium	Mild	3	0	3	0
	Moderate	8	1	6	1
	Severe	4	0	4	0
	Total	15	1	13	1
Placebo	Mild	4	0	2	2
	Moderate	3	0	1	2
	Severe	9	0	5	4
	Total	16	0	8	8

It can be seen from the table that of the 15 patients receiving Colostrinin, eight had improved, seven stabilised and none had deteriorated. This compares favorably with both the selenium group (1 improvement, 13 stabilisation and 1 deterioration) and the placebo group (0 improvement, 8 stabilisation and 8 deterioration). In the treatment group, therefore, over half of the patients experienced an improvement in their MMSE scores, with the rest remaining stable. In contrast, only one patient out of the 31 in the selenium and placebo groups displayed an improvement, whereas nine (eight in the placebo group) had deteriorated.

It is evident from the table that, although the patients were randomised between the three groups, the distribution of patients with mild, moderate or severe AD as measured by MMSE score between the groups was far from equal. For example, nine patients in the placebo group had severe AD, four in the selenium group and just one in the treatment group. However, if patients with severe AD are excluded from the analysis, the relative difference between the treatment group and the selenium and placebo groups is reduced somewhat but remains marked (data not shown).

During the trial, the appearance of side-effects was monitored. While Colostrinin was seen as safe, the side-effects observed most often included anxiety, insomnia, disturbance of speech flow and fatigue. Where present, side-effects were transient and observed mainly at the beginning of the treatment. No side-effect was experienced by more than 40% of the patients in the Colostrinin group.

Of the 15 patients in the treatment group, the progress of 14 (i.e. excluding a further patient who moved to a different area) has been monitored since the completion of the original one-year trial. Thus for some patients, as long as five years has elapsed since their enrolment into the trial. During the post-trial period, patients have received Colostrinin on an intermittant basis only, with periods of discontinuation of Colostrinin therapy averaging 1.5 years. Assessments made in December 1999 indicated that 10 patients had remained improved or stable, whereas four had experienced a marked deterioration, amounting to around six to nine points on the MMSE scale, despite substituting with Aricept in doses of 10mg per day.

Although the trial described above was small, the results obtained suggest that Colostrinin is both effective and safe for the treatment of AD. The original one-year trial, which showed that Colostrinin produced an improvement in MMSE score for over half of the patients in the treatment group,

indicated that Colostrinin could exert an effect fairly rapidly, whilst the extended follow-up suggests that this effect is in some measure sustained, even when treatment is discontinued for prolonged periods.

4.3.2.3 Open-label trial involving 27 AD patients

In January 1997, an open-label trial was initiated at the Department of Psychiatry, Wroclaw Academy of Medicine. Patients were recruited to the trial over the ensuing two years, with the number enrolled eventually reaching 27. Patients received Colostrinin according to the regimen used for the treatment group in the original double-blind placebo controlled trial (see section 4.3.2.2).

Of these patients, 22 were recently assessed according to MMSE score. (Results are still awaited for the remaining five patients.) The MMSE scores of 14 of these 22 patients indicated a stabilisation in their condition, whereas the other eight patients had experienced a deterioration by between three and seven MMSE points.

The proportion of patients remaining at least stable in this open-label trial, around 64%, is similar to the proportion (71%) remaining at least stable up to five years after recruitment into the double-blind placebo controlled trial (see section 4.3.2.2).

The results of the trial are certainly encouraging. However, it should be noted that interpretation of the results is complicated by the fact that, following cessation of Colostrinin treatment and prior to follow-up assessment, all patients received other drug therapies, including vasoactive drugs, vitamins or, in the case of six patients, Aricept or Exelon. Overall, this study provides additional support for conducting further, more rigorous clinical trials (see section 4.3.2.5).

4.3.2.4 Open-label trial involving nine AD patients

A separate open-label trial has been conducted at the Department of Psychiatry, Gdansk University School of Medicine, involving just nine AD patients. Patients received Colostrinin according to the regimen used in the original double-blind placebo controlled trial (see section 4.3.2.2) for a total trial period of 24 weeks.

Before and after the trial period, patients were assessed according to six different scoring systems. Assessment made at the end of the trial period revealed that marked improvements were noted in two patients, modest improvements in a further two, stabilisation in three and slight deterioration in two.

The results of this study are encouraging and are in broad accord with those obtained from the other clinical investigations summarised above. Again, this study provides support for initiating more extensive and thorough clinical trials.

4.3.2.5 Clinical trials currently in progress

ReGen originally planned a double-blind placebo controlled study in Poland to further test Colostrinin prior to making an application for registration with the Polish authorities. However, Regen was advised that the Polish regulatory authorities would consider it unethical to use a placebo in the proposed trial due to the promising clinical trial results generated by Colostrinin to date. Therefore, ReGen is now conducting a clinical trial in Poland in placebo controlled, double-blind format which converts to an open-label format at the half-way point.

The new clinical trial will test 90 patients in three centres over a 30 week period to evaluate the short-term efficacy and safety of Colostrinin in comparison to placebo and the long-term efficacy and safety compared to baseline. Primary efficacy parameters to be used include ADAS-Cog and CGI; secondary efficacy parameters include the Instrumental Activities of Daily Living (IADL), MMSE, ADAS-Noncog, Global Deterioration Scale and Geriatric Depression Scale. The trial is due to finish in the latter half of 2000.

4.3.2.6 Discussion

The various clinical studies so far completed have been consistently encouraging in suggesting that Colostrinin is safe and can produce both a fairly rapid and sustained effect in improving or helping to stabilise the clinical condition of many AD patients. However, the trials to date have been small and/ or have not been designed to allow rigorous determination of the extent of the positive effects of Colostrinin, the rapidity with which such effects are achieved or the time scale over which they are maintained, either with or without continuing Colostrinin therapy.

The clinical trial currently being conducted in Poland should go a long way to addressing at least the first two issues listed above, although without knowledge *a priori* of the extent of the effects achieved by Colostrinin, it cannot be anticipated with certainty that the number of patients involved will be great enough to demonstrate effects at a statistically significant level. In any event, while positive results from the present trial may be sufficient to demonstrate to the regulatory authorities in Poland that Colostrinin may be worthy of marketing approval in that country, further, more extensive trials will be required by the regulatory bodies in the USA, Europe and other major geographical markets.

4.4 Agreement with Rentschler Biotechnologie GmbH and Co., KG (Rentschler)

In 1998, an agreement was reached between ReGen and the German pharmaceutical company Rentschler. Rentschler, a subsidiary of Dr Rentschler Arzneimittel GmbH & Co., is a medium sized German pharmaceutical and service company with a high level of experience in biological product manufacture, clinical trials and marketing. Rentschler marketed recombinant human IFN-gamma in Germany for polyarthritis under the brand name Polyferon and is marketing IFN-beta for viral infection under the brand name Fiblaferon. Rentschler has a number of alliances with other pharmaceutical companies including an alliance with Schering AG for the development of IFN-beta. Rentschler has experience of the clinical trials process in Poland.

Pursuant to this agreement, Rentschler is currently participating in the design of a large-scale Colostrinin manufacturing process (see section 4.5) and is monitoring the current studies in Poland.

4.5 Manufacturing

Colostrinin is isolated from ovine colostrum. The Colostrinin used for all pre-clinical and clinical studies to date has been produced in Poland by the academic groups with which ReGen is collaborating using a purification process based on that described in publications by the researchers involved.

Whilst the purification and manufacturing resources of the Polish collaborators have been sufficient to support the production of the relatively small quantities of Colostrinin required for clinical trials, a much larger scale manufacturing capability will be required for the production of Colostrinin for sale in the Polish and other geographical markets, once the relevant regulatory approvals have been obtained. It should be noted that the regulatory authorities in Poland would be unlikely to grant marketing approval for Colostrinin to ReGen until the Company could demonstrate its ability to manufacture enough Colostrinin to satisfy fully market demand in Poland.

The purification and manufacturing process currently used by the Polish collaborators is not well suited to production of Colostrinin on the scale that the foregoing implies. Recognising this fact, in 1998 ReGen started to collaborate with Rentschler (see section 4.4) on the development of a manufacturing process suitable for large-scale production of Colostrinin. To date, a manufacturing process that is both amenable to scale-up and yields a Colostrinin extract the same as that isolated using the Polish process has not been developed.

ReGen is currently continuing its efforts to design a large-scale production process for Colostrinin in conjunction with Rentschler (see section 4.4).

4.6 Colostrinin project merits

ReGen's Colostrinin project has attractions in respect of the market opportunity it is addressing, the competitive structure of the AD drugs market sector and, based on results to date, the intrinsic technical promise of the product. ReGen's strategy of initially targeting the Polish market also has merit.

In terms of the commercial opportunity open to Colostrinin, the AD market is both large and unsatisfied (see section 2.2). The total number of AD patients in the USA, Europe and Japan is estimated to be around 10 million and is growing rapidly with the ageing of the population. The consequent burden on society, both direct and indirect, is already enormous, with the total economic impact in the USA alone currently estimated to amount to US$100 billion annually. There is thus an urgent need for drug therapies that can halt and preferably reverse AD in all patients.

The only drugs presently in widespread use for the treatment of AD are the AChE inhibitors. These show only limited efficacy in patients with mild-moderate AD and have a poor side effect profile. Despite these deficiencies, 1998 sales of donepezil (Pfizer/Eisai), the leading AChE inhibitor, were in the region of

US$500 million. The annual market for AD drugs is expected to grow to US$3 billion by the year 2005 with the launch of a number of new therapeutics, and is potentially considerably larger than this (see section 2.2). Colostrinin could potentially contribute to this market growth.

As reviewed earlier, the immunoregulatory activities of Colostrinin distinguish it from other existing and potential new agents for the treatment of AD (see section 3). Although only limited trial data have so far been generated (see section 4.3), the results indicate that Colostrinin not only inhibits AD progression over five year treatment periods but also increases MMSE significantly compared to placebo. On the basis of the trial data analysed in this report, Colostrinin appears to produce a therapeutic effect in a large proportion of mild-moderate AD patients tested, an apparent advantage over current therapies. However, the number of patients treated in the trials to date has been small, and results from the larger scale study currently underway will be required before firmer conclusions can be drawn.

It should be noted that, in view of Colostrinin's apparently distinct mechanism of action via effects on the cytokine system, it may, in addition to its potential as a new monotherapy, find clinical use in combination with other classes of drugs (i.e. as part of a combination therapy).

ReGen is hopeful of seeing a faster registration for Colostrinin in Poland than elsewhere. The Polish pharmaceutical market, which has a value of around US $1.5 billion per annum, is receptive to innovative new medicines. This is especially so for treatments for what the Polish health authorities recognise as significant 'social problems': data obtained by ReGen indicate that some 500,000 Poles suffer from dementia, of whom 250,000 have AD. New therapies for such social problems are accorded priority status with respect to regulatory review. In addition, the registration procedures for new drugs in Poland favour 'local' products.

4.7 Risk factors

Based on the reviews presented earlier, PharmaVentures has identified key risk factors relating to the Colostrinin project and to ReGen, and these are summarised below. In addition, a number of risk factors that are general to the biotechnology industry are noted in section 4.7.2.

4.7.1 Project and company specific risks

Development of Colostrinin to market

It was concluded in section 4.3.2.6 that the clinical trials conducted to date have yielded encouraging results. However, the need for further, more extensive studies was also emphasised. Whilst the new clinical trial currently in progress in Poland may yield data sufficient to obtain marketing approval for Colostrinin in that country, the regulatory authorities in the USA, Europe and other major markets will require the results of larger scale and hence far more costly clinical trials. Results demonstrating the superiority of Colostrinin to existing drug therapies for AD may be needed. Until such trials are successfully completed, the possibility remains that Colostrinin will fail to meet the safety, efficacy and pharmacoeconomic standards required. Either way, the scale, duration, complexity and cost of such trials will almost certainly necessitate the involvement of a development/marketing partner with the necessary resources and experience to undertake such work. Thus a significant level of technical risk remains in the project.

Manufacturing

As discussed in section 4.5, the purification and manufacturing process currently used by ReGen's Polish collaborators, which has been sufficient to satisfy the requirements of the small-scale clinical trials conducted to date, is not well suited to production of Colostrinin on the scale required for larger trials or marketing of the product. Despite nearly two years' collaborative effort with Rentschler, an alternative manufacturing process that is both amenable to scale-up and yields a Colostrinin extract the same as that obtained using the Polish process has not been developed. ReGen will probably have to overcome this hurdle before it can attract the serious interest of potential licensees for the major geographical AD markets. It would also have to demonstrate its ability to supply sufficient product to satisfy market demand in Poland before that country's regulatory authorities would be likely to grant marketing approval for Colostrinin. Manufacturing thus represents an additional area of technical risk associated with the project.

Competition

As mentioned in section 3, there exists a large and diverse range of research and development programmes aimed at bringing to market new, improved drugs for AD. Although relatively few new drugs are expected to reach the market in the next three years (see section 3.3), the market could become considerably more crowded subsequently as products currently in preclinical or early clinical

development receive marketing approval. The timing of Colostrinin's introduction into the major pharmaceutical markets (Europe, North America and Japan) could thus be crucial to the product's commercial success, all other factors (especially efficacy and side-effect profile in comparison with competitive products) being equal. If Colostrinin's development for these markets is subject to delays, the ultimate financial returns to the project could be dramatically reduced.

Management

Since the placing and offer for subscription in November 1998, the level and complexity of activities at ReGen has increased, especially with respect to the clinical development and commercialisation of its primary asset, Colostrinin. This has created an increasing requirement for experienced managerial resources in such areas as clinical trials design and management, regulatory affairs, manufacturing, the management of alliances (e.g. with Rentschler) and business development/licensing. ReGen's future progress would be hampered and be subject to a greater risk of delays or failure without fortification of its managerial resources in these areas. As a significant first step in this direction, ReGen has recently announced the appointment of Mr Michael Harvey (formerly with Medeva Pharma Ltd., a subsidiary of Medeva plc) as Managing Director, subject to successful fund raising. In addition, Mr David Gration, who has previously worked for The Boots Company, Wyeth Laboratories and Celltech, has recently been appointed as a Non-Executive Director. Further senior management appointments will nevertheless almost certainly be necessary.

4.7.2 Sector specific risks

In addition to the project and company specific risk factors summarised in the preceding section, ReGen faces risks typical of any early stage biotechnology company. These include:

- failure to find a suitable development/marketing partner
- dependence on collaborative partners
- possible need for further funding from investors.

Yours faithfully

PharmaVentures Limited"

Terms

Classification of AD based on MMSE scores of 30 = normal, 17–30 = mild, 10–16 = moderate and 10 = severe.

Definitions

Improvement = increasing MMSE score (from 2 point increase upwards) and subjective improvement of social functioning.

Stabilised = MMSE score stabilised +/–2

Deteriorated = Progressive decline in MMSE score > 2 points and subjective decline

List of Abbreviations

A-beta	Amyloid beta
AChE	Acetylcholinesterase
AD	Alzheimer's disease
ADAS-Cog	Alzheimer's Disease Assessment Scale cognitive portion
APP	Amyloid beta precursor protein
BDNF	Brain-derived neurotrophic factor
BEHAVE-AD	Behavioural Pathology in Alzheimer's Disease Rating Scale
bFGF	Basic fibroblast growth factor
CDR	Clinical Dementia Rating
CGCA	Clinical Global Consensus Assessment
CIBIC-plus	Clinician Interview Based Impression of Change
CNS	Central nervous system
CPMP	Commitee on Proprietary Medicinal Products
CREB	cAMP-responsive element binding-protein
CRF	Corticotrophin releasing factor
DAD	Disability Assessment in Dementia
DSM-III-R	American Psychiatric Association Diagnostic and Statistical Manual Version 3
EMEA	European Medicines Evaluation Agency
FDA	Food & Drug Administration
GCP	Good Clinical Practice
IADL	Instrumental Activities of Daily Living
MAO-B	Monoamine oxidase-B
MMSE	Mini-Mental State Examination
NDA	New Drug Application
NFT	Neurofibrillary tangles
NGF	Nerve growth factor
NINCDS-ARDA	National Institute of Neurological Communication Disorders and Stroke/ Alzheimer's Disease and Associated Disorders Association
NK cells	Natural killer cells
NMDA	N-methyl-D-aspartate
NO	Nitric oxide
NOSGER-Total	Nurses' Observation Scale for Geriatric Patients
NZB	New Zealand Black
PBMCs	Peripheral blood mononuclear cells
PHF	Paired helical filaments
PSMS	Physical Self Maintenance Scale

PART VI

PATENT ATTORNEY'S REPORT

The following is the text of a report from A.A. Thornton & Co, a firm of chartered patent attorneys, European patent attorneys and trade mark attorneys:

A.A. Thornton & Co.
235 High Holborn, London WC1V 7LE

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

Dear Sirs — 23 February 2000

We are a firm of chartered patent attorneys, European patent attorneys and trade mark attorneys. Our attorneys are qualified by examination to advise on the procurement and enforcement of intellectual property rights. More specifically, we handle the preparation and filing of new patent applications, we deal with objections raised by Patent Office examiners during examination of the patent applications and we advise on the validity and infringement of patents. We represent our clients directly before the United Kingdom Patent Office and the European Patent Office and we organise the filing of patent applications in other countries through a network of overseas firms.

1. Introduction

1.1 This report considers a family of patent applications filed in Poland in the name "Ludwik Hirszfeld Institute of Immunology and Experimental Therapy Polish Academy of Sciences" ("PAS") and filed under the Patent Cooperation Treaty ("PCT") and in South Africa and Argentina in the joint names of PAS and Georgiades Biotech Limited ("GBL"). These patent applications relate, *inter alia*, to the use of Colostrinin to treat Alzheimer's desease.

1.2 This report also considers a patent application filed under the PCT in the name of ReGen Biotech Limited ("RBL"). This patent application relates to a dietary supplement containing Colostrinin.

1.3 This report also considers a patent application filed in the United Kingdom in the name of ReGen Therapeutics Plc ("RTP"). This patent application relates to the structure of Colostrinin.

1.4 This report also considers further patent applications filed in the United Kingdom in the name of RTP. These patent applications relate to certain peptide segments of Colostrinin of interest in dissolving amyloid beta plaques.

1.5 This report has been compiled by A.A. Thornton & Co. on the instructions of Brobeck, Hale and Dorr ("BHD"), solicitors to The Georgiades Foundation Limited ("GFL"), GBL, RBL and RTP, on the basis solely of the information described in this report. BHD have advised us on the title to the intellectual property rights described in this report, and our statements concerning ownership are based on their advice. This report may not be considered as an opinion of either A.A. Thornton & Co. or BHD on topics not discussed in this report or on matters on which information has not been made available to either A.A. Thornton & Co. or BHD or on matters specifically excluded in this report.

1.6 This report may not be considered as an opinion of either A.A. Thornton & Co. or BHD on whether or not Colostrinin is or will prove to be actually effective in the treatment of Alzheimer's disease or any other condition or as containing any representation that any of the patent applications discussed herein will result in any patents being issued and enforceable.

1.7 A.A. Thornton & Co. are not investment advisers. This report is not to be taken as giving any advice generally on the merits of any investment in RTP or any of its related companies.

2. Background

2.1 A patent gives its registered proprietor the right to prevent others from, *inter alia*, making, using or selling any product or process falling within the scope of the patent. In most countries, the specification of the patent includes a description of the invention and a set of claims which defines the scope of the patent.

2.2 In most countries, an invention will not be patentable unless, at the time the patent application is filed, the invention is novel and inventive over the prior art. An invention will be novel if it has not been disclosed in the prior art. An invention will possess an inventive step if it would not be obvious for a skilled person, who has read the prior art, to make the invention. The criteria used to determine whether novelty and an inventive step are present vary from country to country. To obtain allowance of a patent application, it is often necessary to submit arguments and evidence to the Patent Office in each country in order to persuade it that the invention possesses an inventive step. In most countries, the invention must also be capable of industrial application and the specification must describe the invention sufficiently fully and clearly that it can be carried out by a person skilled in the art.

2.3 In order to obtain a patent, it is first necessary to file a patent application. Usually the patent application will be examined by a regulatory body, such as a national Patent Office, before a patent can be granted. Many Patent Offices will review the application to assess whether the invention is novel, possesses an inventive step and is capable of industrial application. It is common for an initial patent application to be drafted with broad claims which need to be narrowed during prosecution through the various Patent Offices, since it is normally easier to narrow down broad claims than it is to enlarge the scope of narrow claims.

2.4 Patent protection can be obtained by a number of different routes:

2.4.1 a national patent application can be filed at the Patent Office of a country where it is desired to obtain patent protection. Once granted, a national patent will usually establish a monopoly right solely in the country in which the patent was granted. The procedure to secure a national patent varies substantially from country to country, as do the specific requirements for patentability.

2.4.2 a European patent application can be filed, under the provisions of the European Patent Convention, at the European Patent Office and, as at 1 January 2000, can designate any or all of the following member states: Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland (including Liechtenstein) and the United Kingdom. Furthermore, as at 1 January 2000, a European patent application can also be extended to cover any or all of: Albania, Latvia, Lithuania, Macedonia, Romania and Slovenia. The European patent application is centrally searched and examined by the European Patent Office. When the European Patent Office is satisfied that the European patent application meets the requirements of the European Patent Convention, the application will proceed to grant, and a European patent will be granted. The grant of the European patent does not result in a single European patent, but in a bundle of national patents corresponding to the member states designated in the European patent application. These European-originating national patents are accepted by the national Patent Offices as equivalent in all material respects to national patents granted out of national applications. In many member states, however, it is necessary to complete certain formalities, such as preparing a translation into a local language, before a European-originating national patent can be effective nationally. Each national patent is enforceable under the local national patent law.

2.4.3 a PCT application, also known as an international patent application, can be filed, under the provisions of the PCT, at any permissible PCT receiving office. The PCT application can designate a large number of countries; a list of these countries, as at 15 June 1999, has been provided in the appendix to this report. As at 3 October 1997, the date of filing of the PCT application referred to in paragraph 3.1 below, the following countries were not member states of the PCT : Albania; Croatia; Cyprus; Gambia; Grenada; Guinea-Bissau; India; South Africa; and United Arab Emirates. In addition, it is possible to file a European patent application via a PCT application, by designating the European Patent Office as a "regional Patent Office". After filing a PCT application, a PCT searching authority will issue an International Search Report indicating prior art it believes to be relevant to the patentability of the invention. It is also possible to ask a PCT examining authority to issue an International Preliminary Examination Report concerning the patentability of the invention claimed in the PCT application. The PCT does not contain any provisions for granting patent applications. In order to obtain a patent from a PCT application, it is necessary to take steps in each country of interest designated in the PCT application. In the case where the European Patent Office has been designated, it is necessary to take steps before the European Patent Office. The national or regional Patent Offices will take into account the International Search Report and any International Preliminary Examination Report.

2.5 Many countries are members of the Paris Convention. If an applicant files a patent application in any Paris Convention country and files subsequent patent applications for the same invention in other Paris Convention countries within 12 months of the first application, the subsequent patent applications can claim priority from the first application. This enables the subsequent applications to be treated as if they were filed on the same date as the first application, at least insofar as the subject matter of the subsequent applications is the same as that of the first application. It is also possible for European patent applications and for PCT applications to claim priority from an earlier patent application filed in a Paris Convention country within the preceding 12 months.

2.6 In many countries, the patent legislation requires that patent applications are published about 18 months after the earliest claimed priority date. This also applies to European patent applications and to PCT applications. At this stage, third parties are able for the first time to read the specification of the patent application and to see the scope of the claims being sought. In many countries, it is possible after a patent has been granted, assuming the patent to be valid, for the patent proprietor to recover damages in respect of third party infringement that occurred between publication of the application and grant of the patent. It is not usually possible, however, to take legal action to restrain infringement or to recover damages until after the patent has been granted.

2.7 After a patent has been granted it is possible, in most countries, for a third party to challenge its validity. It is common for the defendant in an action for infringement of a patent to counterclaim that the patent is invalid, as part of a defence to the allegation of infringement. If the challenge to the validity is upheld by a Patent Office or court, the patent will be partially or wholly revoked. Some patent systems allow a period during which the grant of the patent may be opposed by third parties. For example, the grant of European patents can be opposed by third parties at any time within nine months of the date of grant. It is usually to the advantage of third parties to challenge validity within the opposition period, rather than afterwards, because the procedure is less expensive.

2.8 In general, the revocation of a patent in one country does not directly affect the status of equivalent patents in other countries, although the finding of invalidity in one country may have a persuasive effect on a court in a different country. Thus, a third party who seeks revocation of a patent in a number of countries may have to bring separate actions in each country. One exception to this is the European patent opposition procedure, where revocation of the European patent by the European Patent Office will lead to revocation of the patent in all designated states.

2.9 Once granted, patents remain in force for a specified period, subject to the payment of renewal fees which are usually due annually. In general, most countries specify a patent life of 20 years from the date of filing the patent application. Some countries, including the UK, will allow an extended period of protection beyond 20 years for inventions which relate to medicinal or pharmaceutical products, provided that the relevant statutory conditions for the extension can be met. This extension of the patent rights is commonly known as a supplementary protection certificate or SPC.

2.10 Patents, and applications for patents, can be assigned or licensed at any time, subject to the agreement of the parties concerned. It is usually advisable, and sometimes essential, to inform the national Patent Office of the licence or assignment.

2.11 Patent laws relating to the protection of compositions for use in human or animal therapy, and the way in which patent applications for such compositions must be drafted, vary substantially from country to country. Broadly, countries fall into one of three categories so far as their laws in this respect are concerned, namely:

2.11.1 countries that do not allow the patenting of compositions for use in human or animal therapy;

2.11.2 countries that only allow the patenting of a composition for use in human or animal therapy if the composition has not previously been known to have any therapeutic uses. In such countries, it is not possible to obtain patent protection for any new therapeutic use of the composition, after information about the first use has become available to the public; and

2.11.3 countries that allow the patenting of a composition for use in human or animal therapy, and also provide a way of obtaining further patent protection when a new therapeutic use of the composition is discovered. It is still necessary that all the other requirements for patentability, such as the presence of an inventive step and of an adequate disclosure, are met. In this situation, the claims usually need to be placed in a special form. If the claims are placed in the required form, in most countries they should cover the manufacture, sale and use of the composition for the new therapy. The claims will not, however, cover the manufacture, sale or use of the composition for the first discovered therapy or for any subsequently discovered different therapies.

2.12 The area of patent law discussed in paragraph 2.11 is under constant change and it is impossible to guarantee that the position in any particular country will not change in the future. As of 1 January 2000, the countries in the following non-exhaustive list all fell within the category of paragraph 2.11.3 above: Argentina; Australia; Canada; China; Japan; New Zealand; South Africa; and the United States of America. As of 1 January 2000, the European Patent Office considered that the European Patent Convention also fell within the category of paragraph 2.11.3 above. It is likely, but not certain, that all member states of the European Patent Convention will also take this view.

2.13 At present, Poland does not fall within the category of paragraph 2.11.3 above. However, it can still be possible to secure patent protection in Poland when a new therapeutic use of a known therapeutic composition is discovered, provided that the claims can be directed to a pharmaceutical formulation which is, in itself, novel and inventive. The formulation may be, for example, a novel combination of the known composition with other materials and/or a novel physical form of the known composition.

3. The PAS/GBL patent family

3.1 PAS and GBL are joint applicants in respect of one patent family (the "family of applications") relating to therapeutic uses of Colostrinin. This family now includes one patent that has been granted in South Africa (see paragraph 3.4 below). The members of the family of applications are tabulated below:

Applications filed nationally

Countries	Filing Date	Application no.	Status	Expiry date
Poland	3 Oct 96	316416	Pending (Published)	3 Oct 2016
South Africa	3 Oct 97	97/8885	Granted	3 Oct 2017
Argentina	3 Oct 97	P970104585	Pending	3 Oct 2017

Notes:

(i) South African and Argentinian applications claim priority from Polish Application Number 316416.

(ii) Separate applications were filed in South Africa and Argentina because these countries were not members of the PCT at the time. Subsequently, South Africa joined the PCT, but, as at 1 January 2000, Argentina was still not a member of the PCT.

(iii) The Polish application was filed solely in the name PAS, while the other applications were filed jointly in the names PAS and GBL.

Applications filed via the PCT

Countries	Filing Date	Application no.	Status	Expiry date
PCT designating all member states	3 Oct 97	GB97/02721	Superceded by national phase (ex-PCT) applications	Not applicable
Australia (ex-PCT)	3 Oct 97	45651/97	Pending	3 Oct 2017
Brazil (ex-PCT)	3 Oct 97	002648	Pending	3 Oct 2017
Canada (ex-PCT)	3 Oct 97	2,266,859	Pending	3 Oct 2017
China (ex-PCT)	3 Oct 97	97198535.9	Pending	3 Oct 2017
Czech Republic (ex-PCT)	3 Oct 97	PV1149.99	Pending	3 Oct 2017
Europe (ex-PCT)	3 Oct 97	97944005.4	Pending	3 Oct 2017
Hungary (ex-PCT)	3 Oct 97	Not Known at this time	Pending	3 Oct 2017
Israel (ex-PCT)	3 Oct 97	129211	Pending	3 Oct 2017
Japan (ex-PCT)	3 Oct 97	10-516329 (516329/98)	Pending	3 Oct 2017
Mexico (ex-PCT)	3 Oct 97	993108	Pending	3 Oct 2017
New Zealand (ex-PCT)	3 Oct 97	334911	Pending	3 Oct 2017
Poland (ex-PCT)	3 Oct 97	P-332632	Pending	3 Oct 2017
Russia (ex-PCT)	3 Oct 97	99109093	Pending	3 Oct 2017
Singapore (ex-PCT)	3 Oct 97	9901387-2	Pending	3 Oct 2017
South Korea (ex-PCT)	3 Oct 97	1999-7002904	Pending	3 Oct 2017
Turkey (ex-PCT)	3 Oct 97	1999/01022	Pending	3 Oct 2017
UK (ex-PCT)	3 Oct 97	9908331.3	Pending	3 Oct 2017
USA (ex-PCT)	3 Oct 97	09/269,845	Pending	3 Oct 2017

Notes:

(i) PCT application and all the ex-PCT applications claim priority from Polish Application Number 316416.

(ii) The PCT application, and all the ex-PCT applications were filed jointly in the names PAS and GBL.

(iii) The European patent application designates Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland (including Liechtenstein) and the United Kingdom.

Scope

3.2 This opinion is confined only to those claims of the family of applications which relate to pharmaceutical compositions containing Colostrinin for use in the treatment of Alzheimer's disease. Some of these claims are broad enough to cover Colostrinin obtained by natural and synthetic routes, and to cover natural Colostrinin derived from ovine and non-ovine sources.

3.3 We have concluded that the use of Colostrinin to treat Alzheimer's disease has not been disclosed in any of the prior art known to us. We have not, however, conducted any independent full prior art search, and the reader is referred to paragraph 3.11 below. It is our opinion that, having regard to the prior art known to us, it would be possible, in those countries which fall within the category discussed in paragraph 2.11.3 above, to obtain patent protection covering the use of pharmaceutical

compositions containing Colostrinin for the treatment of Alzheimer's disease. Furthermore, on the basis of present information, we do not expect to have to limit the scope of the protection to exclude pharmaceutical compositions that contain Colostrinin derived from a non-ovine natural source, or that contain Colostrinin produced by a synthetic route. There can be no guarantee at this early stage that such patent protection will be obtained in any particular country. Whether or not such protection will be obtained in a particular country depends upon the patent law of the country in which the application is examined, upon the arguments and evidence that can be provided to the local Patent Office, and also upon whether any Patent Office or third party is able to find relevant prior art which is not presently known to us.

3.4 A patent has now been granted in South Africa, which includes claims directed to the use of Colostrinin in the treatment of Alzheimer's disease.

3.5 The ex-PCT applications and the Argentinian application are at an early stage in their prosecution. An International Search Report and an International Preliminary Examination Report have been issued in respect of the PCT application. Furthermore, a substantive examination report has been issued in respect of the UK and New Zealand ex-PCT applications. At present, it is not possible to be certain of the exact scope of the protection that will be obtained, if any.

Inventors and ownership

3.6 The named inventors of the family of applications are M. Janusz, J. Lisowski and A. Dubowska-Inglot, who are also applicants for the USA designation of the PCT application (in the USA it is mandatory for the inventors to be designated as applicants). PAS is the applicant for the Polish application. PAS and GBL are joint applicants for the other countries designated in the PCT application, and for the South African and Argentinian applications. We have been advised by BHD that PAS informed them of the following: that the inventors were employees of PAS when they made the invention, that the inventors' rights to the invention, including the right to apply for patents, belong to PAS as a result of the application of Polish law and that there was no agreement to the contrary between PAS and the inventors as to ownership of the inventors' rights. Neither we, nor BHD, can guarantee that this information is accurate, although we have no reason to believe it is inaccurate. We were also advised by BHD that, by way of an agreement dated 10 October 1997, PAS has assigned its rights to the invention, including its rights to apply for patents, to GBL, subject to joint ownership by PAS and GBL until certain contractual conditions are fulfilled.

Prosecution history

3.7 The original Polish application was filed on 3 October 1996 and the PCT, South African and Argentinian patent applications were filed on 3 October 1997 claiming priority from the Polish application.

3.8 An International Search Report and an International Preliminary Examination Report was issued in respect of the PCT application, and these reports are discussed in paragraphs 3.10 to 3.19 below. In addition, we have received substantive examination reports in respect of the UK and New Zealand (ex-PCT) applications. No other Patent Office search reports or substantive examination reports have been received. It should be noted that the South African patent was issued without any search or substantive examination report: this is normal procedure in South Africa.

3.9 The PCT application was published on 9 April 1998, under publication number WO 98/14473. The Polish patent application was published by the Polish Patent Office on 15 April 1998.

Patentability

3.10 The PCT International Search Report cited the following references:

3.10.1 A.D. Inglot *et al*, "Colostrinine [sic]: a proline-rich polypeptide from ovine colostrum is a modest cytokine inducer in human leukocytes", Archivum Immunologiae et Therapiae Experimentalis, vol. 44, 1996, pages 215-224 (hereinafter "reference 1").

3.10.2 M. Zimecki *et al*, "Effect of a proline-rich polypeptide (PRP) on the development of Hemolytic anemia and survival of New Zealand black (NZB) mice", Archivum Immunologiae et Therapiae Experimentalis, Vol. 39, 1991, pages 461-467 (hereinafter "reference 2").

3.10.3 "PRP", Unlisted Drugs, vol. 41, no.3, 1989, page 52e (hereinafter "reference 3").

3.10.4 M. Janusz *et al*, "Chemical and physical characterization of a proline-rich polypeptide from sheep colostrum", The Biochemical Journal, vol. 199, no.1, 1981, pages 9-15 (hereinafter "reference 4").

3.10.5 M. Janusz *et al*, "Isolation and characterisation of a proline-rich polypeptide from ovine colostrum", FEBS Letters, vol. 49, no. 2, 1974, pages 276-279 (hereinafter "reference 5").

3.10.6 M. Janusz and J. Lisowski, "Proline-rich polypeptide (PRP) an immunomodulatory peptide from ovine colostrum" Archivum Immunologiae et Therapiae Experimentalis, vol. 41, 1993, pages 275-279 (hereinafter "reference 6").

3.11 Some limited prior art searching was carried out by us and by Dr. Georgiades, a director of GBL, before the PCT application was filed. This searching did not reveal any documents disclosing the use of Colostrinin to treat Alzheimer's disease. We are aware, however, of the following references which were not cited in the international search report:

3.11.1 A.D. Inglot *et al*, "Coincidence between spontaneous release of interferon and tumor necrosis factor by colostral leukocytes and the production of colostrinine by human mammary gland after normal delivery", Archivum Immunologiae et Therapiae Experimentalis, vol. 45, 1997, pages 109-117 (hereinafter "reference 7").

3.11.2 A.D. Inglot *et al*, "Colostrinin for treatment of Alzheimer's disease", European Cytokine Network, vol. 7, no. 3, September 1996 (hereinafter "reference 8").

This searching was very limited and should not be considered as a full independent prior art search. Apart from this limited search, and the international search report, we are not aware of any other searching having been carried out.

3.12 The International Search Report was carried out by the European Patent Office, which is generally considered to provide searches of good quality, and we believe that it is reasonable to assess the patentability of the application on the basis of the results of this search. It should be noted, however, that no search is guaranteed to find every relevant prior art reference and there is a possibility that relevant prior art exists of which we have not yet become aware.

3.13 In the International Search Report it was stated that reference 1 was published in August 1996. We considered that the International Search Report was wrong in this matter, as we had previously established from the publisher of reference 1 that it was not published earlier than 8 October 1996. We contacted the European Patent Office and asked on what basis it stated that reference 1 was published in August 1996. After an investigation, the European Patent Office issued a letter accepting that there was no evidence that reference 1 was available to the public earlier than 8 October 1996. In these circumstances, it is our opinion that reference 1 will not be effective as prior art against the family of applications, except against any claims which are not entitled to the priority date of 3 October 1996.

3.14 References 2 to 6 appear to have been made available to the public prior to 3 October 1996. Some of these references disclose, among other things, that a proline rich polypeptide ("PRP") derived from ovine colostrum can be used to treat diseases of the immune system in mice. It is our understanding that the PRP referred to in these references comprises Colostrinin derived from ovine colostrum. References 2 to 6 do not, however, disclose the use of the PRP or Colostrinin in the treatment of Alzheimer's disease: this specific use of Colostrinin appears novel over the disclosure of references 2 to 6. Assuming that it would not be possible to predict from the disclosure of references 2 to 6 that Colostrinin would have an effect on Alzheimer's disease, it is likely that it will be possible to obtain patent protection covering pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease in many of those countries that fall into the category discussed in paragraph 2.11.3 above. As noted above, Poland does not, at present, fall within the category discussed in paragraph 2.11.3. This means that the claims of the Polish application cannot rely for their novelty upon the specific application of Colostrinin to the treatment of Alzheimer's disease. Thus, the question of the patentability of the Polish application is not within the scope of this report, as the claims of the Polish application cannot rely for their novelty upon the specific application of Colostrinin to the treatment of Alzheimer's disease. Nevertheless, the Polish application does include claims for certain pharmaceutical formulations containing Colostrinin, and we can say that, in principle, such claims could be patented in Poland, provided that the claimed pharmaceutical formulations are, in themselves, novel and inventive over the prior art.

3.15 Reference 7 was not published before 1997. Assuming that there was no disclosure of the contents of reference 7 prior to 3 October 1996 (and we have no reason to believe that there was any such disclosure), this reference will not be effective as prior art against the family of applications, except against any claims which are not entitled to the priority date of 3 October 1996.

3.16 Norton Rose, a firm of solicitors who acted in the past for GBL, have advised us that GBL instructed them to conduct an investigation into the date on which reference 8 was first made available to the public. Concerns arose since reference 8 (as detailed in paragraph 3.11.2 above) had a date of September 1996. If this date did, in fact, correspond to the date of public disclosure, reference 8 would be effective as prior art against the family of applications. We were advised by Norton Rose that, based on the results of this investigation, it is unlikely, even though no guarantee can be provided in this respect, that reference 8 was first made available to the public prior to the priority date of 3 October 1996, since the journal in question was not sent out by the publisher for distribution by post to its subscribers before 30 September 1996 and the mailing service used was such that delivery would be very unlikely to occur in fewer than three days.

3.17 Under the European Patent Convention, as interpreted by the EPO Boards of Appeal, the date on which reference 8 would be considered first made available to the public will be the earliest date on which it was received by any of its subscribers anywhere in the world. We have been informed that it is not possible to confirm this date since GBL cannot, and indeed, no third party can, have access at this time to the list of subscribers. This list is the proprietary information of the publisher. Nonetheless, we were advised by Norton Rose that, on a balance of probabilities, based on the information available, it is unlikely that reference 8 was first made available to the public prior to 3 October 1996. A third party could always attempt to prove that one of the subscribers received reference 8 before 3 October 1996. Although it is not possible to give a definitive opinion on this issue, we believe it is reasonable to assume that reference 8 is not effective as prior art, at least so far as the European Patent Office is concerned, except against any claims which are not entitled to the priority date of 3 October 1996. It is also reasonable to assume that this will also be the position in many other countries designated in the PCT application.

3.18 To summarise, on the basis of the information discussed above, there does not appear to be any known prior art that would make it impossible to obtain patent protection covering pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease in those countries that fall into the category discussed in paragraph 2.11.3 above.

3.19 In the PCT International Preliminary Examination Report, the PCT Examiner expressed the opinion that the claims directed to the use of Colostrinin to treat Alzheimer's disease were patentable. There is nothing in the substantive examination reports issued by the UK and New Zealand Patent Offices which contradicts this view. It should be noted that in the substantive examination report issued by the UK Patent Office the examiner raised a fallacious objection citing reference 1 as prior art. This mistake was caused by the fact that the UK Patent Office did not receive a copy of the letter of the European Patent Office mentioned in paragraph 3.13 above. We have sent the UK Patent Office a copy of this letter, and we are confident that they will withdraw their objection based on reference 1 as prior art.

4. Sufficiency of the specification for the PCT, South African and Argentinian applications

4.1 In order to provide valid patent protection, the disclosure of a patent must be sufficient to enable the invention to be carried out by a person skilled in the art. The detailed requirements of whether or not a disclosure is sufficient vary from country to country, but the basic requirements are much the same. It should be noted that it is not usually possible to cure an insufficiency during prosecution of a patent application or after grant.

4.2 As far as we are aware, the precise chemical structure of Colostrinin was not known at the date of filing the PCT application. It was therefore necessary to describe Colostrinin by means of certain physical characteristics and also by means of a method by which the Colostrinin could be extracted from colostrum. We have been informed that:

4.2.1 the characteristics of Colostrinin described in the specification are correct and that the extraction method described in the specification would enable a person skilled in the art to produce the Colostrinin;

4.2.2 the characteristics of Colostrinin described in the specification will serve to distinguish Colostrinin from any other component of colostrum; and

4.2.3 Colostrinin produced synthetically would also have the characteristics of the Colostrinin described in the specification.

4.3 On the basis that the assumptions in paragraph 4.2 above are correct, the description of Colostrinin in the specification should be sufficient for most countries. On the same basis, we consider that, in at least some countries, the specification should be sufficient to support claims that are broad enough to cover the therapeutic use of Colostrinin produced by natural routes and Colostrinin produced by synthetic routes.

4.4 The specification has been drafted to cover therapeutic uses of Colostrinin derived from both ovine and non-ovine sources. Furthermore, the specification describes a method of extracting Colostrinin from ovine colostrum. We are informed that this method would be suitable for extracting Colostrinin from both ovine and non-ovine sources. Assuming this is true, and assuming that the information in paragraph 4.2 above is correct, the specification should be sufficient, in at least some countries, to support claims covering the therapeutic use of Colostrinin derived from ovine and non-ovine sources.

4.5 The specification clearly discloses and claims that Colostrinin can be used in the treatment of Alzheimer's disease. The specification includes examples that are intended to demonstrate that Colostrinin is useful in the treatment of Alzheimer's disease. It is possible that some Patent Offices will ask for additional information concerning the effectiveness of Colostrinin in the treatment of Alzheimer's disease before they will accept that Colostrinin is actually effective in the treatment of Alzheimer's disease. Provided that any such additional information can be made available to any Patent Office that requires it, we would expect that, in many countries, the specification will be sufficient to support claims to the use of Colostrinin to treat Alzheimer's disease.

4.6 In the PCT International Preliminary Examination Report, the Examiner did not raise any objections to the sufficiency of the application. Nor was any such objection raised in the substantive examination reports issued by the UK and New Zealand Patent Offices.

5. Sufficiency of the specification for the Polish application

5.1 The primary purpose of the Polish application is to provide a priority document from which the subsequent applications in the family of applications can claim priority. Furthermore, the original Polish application may eventually be abandoned in favour of Polish application no. 332632 derived from the PCT application.

5.2 If the disclosure of the Polish application is not adequate, some claims of the subsequent applications in the family of applications may not be entitled to the priority date. References 1,7 and 8 would be fully citable as prior art against any claim that is not entitled to the priority date of 3 October 1996 and such claims may be invalid, owing to the disclosure of these references.

5.3 The Polish application clearly discloses the use of Colostrinin in the treatment of Alzheimer's disease. In the circumstances, we believe that claims directed to the use of Colostrinin in the treatment of Alzheimer's disease would be entitled to the priority date of 3 October 1996.

5.4 Although the Polish application discloses how to make Colostrinin by natural routes, it does not explicitly disclose that the Colostrinin can be made by synthetic routes. The skilled person reading the Polish application would, of course, know that it would be possible, in principle, as in the case of other substances, to produce Colostrinin synthetically. The broadest claims of the PCT application, the ex-PCT applications, the Argentinian application and the South African patent do not contain any restriction as to whether the Colostrinin has been produced by natural or synthetic routes. Providing that the information in paragraph 4.2 above is correct, we believe that, in at least some countries, such claims are entitled to the priority date of the Polish application.

5.5 Although the Polish application relates primarily to Colostrinin derived from ovine sources, it does disclose that the Colostrinin can also be derived from other farm animals or from humans. Furthermore, the Polish application also discloses that the Colostrinin can be derived from human colostrum using the same technique as that used to derive Colostrinin from ovine colostrum. The broadest claims of the PCT application, the ex-PCT applications, the Argentinian application and

the South African patent do not contain any restriction as to whether the Colostrinin has been derived from an ovine or non-ovine source. On the basis of current information we believe that, in at least some countries, such claims are entitled to the priority date of the Polish application.

5.6 In the PCT International Preliminary Examination Report, the Examiner did not raise any objections to the sufficiency of the Polish application or to the validity of the priority claim. Nor were any such objections raised in the substantive examination reports issued by the UK and New Zealand Patent Offices.

6. The Dietary Supplement Patent Application

Scope

6.1 This application relates to a dietary supplement containing Colostrinin and at least one of selenium and lactoferrin. The combination of Colostrinin with selenium and/or lactoferin is said to produce a synergistic effect.

Inventors and ownership

6.2 We have been informed by Dr. J.A. Georgiades that he is the sole inventor for the invention described in this application. We have been advised by BHD that Dr. Georgiades has assigned his rights to the invention, including the right to apply for patents, to GFL, subject to the terms of a contract between him and GFL. We have also been advised by BHD that GFL subsequently assigned the rights to the invention, including the right to apply for patents, to RBL.

Prosecution

6.3 This application was first filed on 16 June 1998 as UK patent application no. 9813031.3. The application was filed in the name of RBL. This application was subsequently abandoned in favour of a PCT application filed on 15 June 1999 which was accorded the application no. PCT/GB99/01878. This PCT application designates the states set out at the end of this report and claims priority from UK patent application no. 9813031.3. The PCT application was published on 23 December 1999 under the publication number WO99/65329.

Patentability

6.4 There has been no prior art search in respect of this invention. In particular, as at 1 January 2000, the International Search Report has not yet been issued. In the circumstances, it is impossible to comment usefully on patentability at this stage.

7. The Colostrinin Structure Patent Application

Scope

7.1 This application relates to structure of Colostrinin. We cannot provide further details because the release of any further information at this stage may compromise the patentability of the invention, the application having been filed only recently.

Inventors and ownership

7.2 We have been informed by Dr. J.A. Georgiades that he is the sole inventor for the invention described in this application. We have been advised by BHD that Dr. Georgiades has assigned his rights to the invention, including the right to apply for patents, to RTP, subject to the terms of a contact between him and RTP.

Prosecution

7.3 The application was filed at the UK Patent Office on 2 June 1999, and has been accorded the application no. 9912852.2. It was filed in the name of RTP. There has not yet been any search report issued by the Patent Office, and, in the normal course of events, a search report would not be expected for at least 9 months. It will be possible to file foreign applications, claiming priority from this application, within 12 months of the UK filing date.

Patentability

7.4 There has been no prior art search in respect of this invention, so it is impossible to comment usefully on patentability at this stage.

8. The Dissolution of β-amyloid Plaques Applications

Scope

8.1 These applications relate to certain peptide segments of Colostrinin. We cannot provide further details because of the release of any information at this stage may compromise the patentability of the inventions, the applications having been filed only recently.

Inventors and ownership

8.2 We have been informed by BHD that RTP owns the rights to this invention.

Prosecution

8.3 The applications were filed in the UK Patent Office on 26 January 2000, and we cannot provide any further details at this time. It will be possible to file foreign applications, claiming priority from these applications, within 12 months of the UK filing date.

Patentability

8.4 There has been no prior art search in respect of these inventions, so it is impossible to comment usefully on patentability at this stage.

9. Exploitation and third party rights

9.1 No infringement searches have been made in connection with any of the applications discussed in our letter.

10. Summary

10.1 PAS and GBL are joint applicants for a family of applications relating to therapeutic uses and formulations of Colostrinin, except in Poland where PAS is sole applicant. Most of the applications are at an early stage of prosecution, except in South Africa where a patent has been granted. It will be appreciated that it is not possible at this early stage to predict the exact scope of protection that will be obtained in each country of interest. Some potential problems have been discussed above. Notwithstanding these caveats, it is our present opinion that it will be possible to obtain a European patent, and patents in other countries, which cover the manufacture, sale and use of pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease.

10.2 RBL is the applicant for a PCT patent application relating to a dietary supplement containing Colostrinin. We are unable at present to comment usefully on the patentability of the invention described in this application.

10.3 RTP is the applicant for a United Kingdom patent application relating to the structure of Colostrinin. We are unable at present to comment usefully on the patentability of the invention described in this application.

10.4 RTP is the applicant for the United Kingdom patent applications relating to certain peptide segments of Colostrinin which are of interest in dissolving β-amyloid plaques. We are unable at present to comment usefully on the patentability of the inventions described in these applications.

Yours faithfully

A. A. Thornton & Co."

Appendix

Designated PCT member states

When the PCT application for the dietary supplement was filed (15 June 1999) all PCT member states were designated. They were:

Albania
Armenia
Australia
Austria
Azerbaijaan
Bosnia and Herzogovina
Barbados
Belarus
Belgium
Benin
Brazil
Bulgaria
Burkino Faso
Cameroon
Canada
Central African Republic
Chad
China
Congo
Côte d'Ivoire
Croatia
Cuba
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Gabon
Gambia
Georgia
Germany
Ghana
Greece
Grenada
Guinea
Guinea-Bissau
Hungary
Iceland
India
Indonesia
Ireland
Israel
Italy
Japan
Kenya
Kyrgyzstan
Korea (North)
Korea (South)
Kazakstan
Latvia
Lesotho
Liberia
Liechtenstein
Lithuania
Luxembourg
Macedonia
Madagascar
Malawi
Mali
Mauritania
Mexico
Moldova, Republic of
Monaco
Mongolia
Netherlands
New Zealand
Niger
Norway
Poland
Portugal
Romania
Russian Federation
Saint Lucia
Senegal
Sierra Leone
Singapore
Slovakia
Slovenia
South Africa
Spain
Sri Lanka
Sudan
Swaziland
Sweden
Switzerland
Tajikstan
Togo
Trinidad and Tobago
Turkey
Turkmenistan
Uganda
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uzbekistan
Vietnam
Yugoslavia
Zimbabwe

PART VII

GOVERNMENT REGULATION

The description in this Part VII is a brief, non-exhaustive summary of the process for drug approval. Particular requirements and regulations vary from country to country:

Government regulation

In most major markets in the world, companies operating in the field of pharmaceuticals are subject to strict controls on the manufacture, labelling, supply and marketing of pharmaceutical products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. Such approval requires the evaluation of data relating to the quality, safety and efficacy of a product for its proposed clinical use.

The submission of an application to a regulatory authority does not guarantee that a licence to market the product will be granted by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting an approval even though the relevant product may have been approved by another country's authority.

The United Kingdom, the USA, many countries in continental Europe, Australia and Canada have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process. The time taken to obtain such approval in particular countries varies, but can be up to five years from the date of application, depending upon the type of product, the data provided by the applicant, the degree of control exercised by the regulatory authority and the efficiency of its scientific evaluation and administrative procedures. The trend over the years has been towards greater regulation, higher standards and greater harmonization although this has not necessarily led to increases in time to grant approval for marketing in the major markets.

In the United Kingdom, the regulatory authority is the Medicines Control Agency ("MCA"), which is part of the Department of Health. Under the Medicines Act 1968, the manufacture, wholesaling, import and marketing of medicines are controlled through a comprehensive licensing scheme operated by the MCA.

The European Medicines Evaluation Agency ("EMEA") provides a mechanism for European Union member states to exchange information on all aspects of product licensing. It co-ordinates the assessment of licence applications submitted under two different procedures, the multi-state and the concertation procedures. The multi-state procedure enables the simultaneous assessment of the same application in European Union member states following approval in one member state. The concertation procedure enables the simultaneous assessment of certain products in European Union member states, e.g. biotechnology products (mandatory) and particularly innovative products or those of significant therapeutic value (optional) without prior approval in any one member state. At present, the issue of licences is the final responsibility of the competent authorities in each individual member state.

In Poland, pharmaceutical products must obtain an entry in the Register of Pharmaceuticals and Medicines before being introduced into the Polish market. The Register is kept by the Minister for Health and Social Welfare. Applications for pharmaceutical products to be entered on the Register will be evaluated by the Registration Commission for Pharmaceutical and Medical Materials. The Commission evaluates the effectiveness, safety of use and usefulness of the drug.

Evaluation of products

When initial research objectives have been attained and a substance has been identified, a phase of preclinical evaluation follows. In such evaluation the details of its biological action, tests in various species relating to its safety and optimal methods of [manufacture] are studied. In many countries, for a new chemical entity, this phase rarely takes less than two years and often much longer. Many substances fail to pass satisfactorily such rigorous evaluation.

Phase I and II, the phases of early clinical trials, establish how the substance is absorbed, distributed, metabolised and excreted by humans. Phase I establishes toxicity. Phase II establishes dose ranging and whether it has sufficient efficacy to justify further development.

Phase III trials are carried out in a much wider range of patients, comparing the new product with existing treatments or with a placebo. These trials are the main sources of efficacy and safety data on the candidate pharmaceutical product. In addition the trials allow analysis of the effect on the patient's quality of life and allow measurement of the economic value of the new pharmaceutical product.

The phases of clinical trial are not always carried out sequentially. Phase II and III are sometimes run together to reduce the time taken for important products to be brought to the market.

Phase IV trials more commonly known as post marketing surveillance are often carried out after initial launch of the product to continue to monitor the product's long term efficacy and safety.

PART VIII

ADDITIONAL INFORMATION

1. The Company, the Subsidiaries and their share capital

(a) The Company was incorporated in England and Wales as a public limited company on 11 February 1998 under the Act and with registered number 3508592 under the name Bigboom Plc. It changed its name to ReGen Therapeutics Plc on 8 June 1998. Its principal place of business in the United Kingdom is 88 Kingsway, London, WC2B 6AA and its registered office is 8 Baker Street, London, W1M 1DA.

(b) The liability of the members of the Company is limited.

(c) The authorised and issued share capital of the Company at the date of this document and following completion of the Placing and Offer (assuming full subscription) is/will be as follows:

	Authorised		*Issued fully paid*	
	Number of Ordinary Shares	*£*	*Number of Ordinary Shares*	*£*
Current	700,000,000	35,000,000	33,681,299	1,684,065
Proposed	700,000,000	35,000,000	51,538,441	2,576,922

(d) The following changes to the share capital of the Company have taken place since incorporation of the Company on 11 February 1998:

(i) the Company was incorporated with an authorised share capital of £50,000 divided into 50,000 ordinary shares of £1.00 each, of which 2 ordinary shares were allotted to the subscribers;

(ii) on 17 July 1998, pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company:

1. the Company's authorised share capital was increased from £50,000 to £35,000,000 by the creation of 34,950,000 new ordinary shares of £1.00 each;

2. each of the existing issued and unissued ordinary shares of £1.00 in the capital of the Company were subdivided into 20 Ordinary Shares; and

3. the directors of the Company were generally authorised in accordance with section 80 of the Act to allot relevant securities up to an aggregate nominal value of £35,000,000, such power to expire on 30 June 2003;

(iii) on 6 October 1998, the Company issued 28,333,333 Ordinary Shares by way of consideration for the purchase by the Company of the Georgiades Foundation;

(iv) on 7 December 1998, the Company issued 2,683,260 Ordinary Shares at a price of 50p each pursuant to a placing and offer for subscription. Furthermore, in connection with the placing and offer for subscription the Company issued on 6 January 1999, 563,524 Ordinary Shares at a price of 19.23p to the underwriters;

(v) on 18 December 1998, the Company issued 501,142 Ordinary Shares at a price of 50p each by way of conversion of outstanding loans to the Company amounting to £250,571; and

(vi) on 21 October 1999, the Company issued 1,600,000 Ordinary Shares at a price of 18.5p each.

(e) An extraordinary general meeting of the Company to be held on 22 March 2000 has been convened, *inter alia*, for the passing of the following resolutions:

(i) to generally and unconditionally authorise the Directors pursuant to Section 80 of the Act (in substitution for all other authorities pursuant to Section 80 of the Act or otherwise) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) but limited to:

1. the allotment of shares pursuant to the exercise of any options or other rights over relevant securities granted by the Company prior to the passing of the resolution;

2. the allotment of up to 17,857,142 Ordinary Shares pursuant to the Placing and the Offer;

3. the grant of an option, pursuant to the Sponsorship Agreement, over 1,250,000 Ordinary Shares to Hoodless Brennan & Partners Plc at an exercise price of 28p per share;

4. the grant of options over relevant securities (and the allotment of shares on exercise thereof) pursuant to the Share Option Scheme;

5. the allotment of relevant securities up to an aggregate nominal amount of the lesser of (a) the unissued share capital of the Company immediately following completion of the Proposals, and (b) the amount which represents one-third of the nominal amount of the issued ordinary share capital of the Company immediately following completion of the Proposals plus £45,000, being the nominal amount reserved for the grant of options over relevant securities (and the allotment of shares on the exercise thereof) under the Share Option Scheme.

Such authority (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in the year 2001 save that the Company may before such expiry make an offer, agreement or other arrangement which would or might require any such relevant securities to be allotted after such expiry and the Directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority thereby conferred had not expired.

For the purposes of this sub-paragraph and sub-paragraph (ii) below "Proposals" shall mean the allotment of the New Ordinary Shares and any Ordinary Shares to be allotted upon the exercise of any options or other rights granted in respect of Ordinary Shares by the Company prior to the passing of the resolution; and

(ii) to generally empower the Directors to allot equity securities (within the meaning of Section 94(2) of the Act or otherwise) of the Company (in substitution for all other authorities pursuant to Section 95 of the Act) for cash pursuant to the authority referred to in sub-paragraph (i) above as if Section 89(1) of the Act, or any pre-emption provisions contained in the Articles of Association, did not apply to any such allotment, provided that this power shall be limited to:

1. the allotment of shares pursuant to the exercise of any options or other rights over equity securities granted by the Company prior to the passing of the resolution;

2. the allotment up to 17,857,142 Ordinary Shares pursuant to the Placing and the Offer;

3. the grant of an option, pursuant to the Sponsorship Agreement, over 1,250,000 Ordinary Shares to Hoodless Brennan & Partners Plc at an exercise price of 28p per share;

4. the grant of options over equity securities (and the allotment of shares on exercise thereof) pursuant to the Share Option Scheme;

5. any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as may be) to their then holdings of such securities, but subject to the Directors having the right to make such exclusions or other arrangements in connection with such offer as they deem necessary or expedient to deal with fractional entitlements and legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise howsoever; and

6. any other allotment (otherwise than pursuant to sub-paragraphs 1., 2., 3., 4. and 5. of this sub-paragraph) of equity securities up to an aggregate nominal value of five per cent. of the issued ordinary share capital of the Company immediately following completion of the Proposals.

Such authorities and powers (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in the year 2001 save that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power thereby conferred had not expired.

(f) The Company does not have in issue any securities not representing share capital and there are no outstanding convertible securities issued by the Company. However, the Company has entered into a put and call option agreement with Rentschler under which, in certain circumstances, the Company may elect or be required to issue Ordinary Shares to Rentschler in consideration of the transfer to it of deferred shares in the Georgiades Foundation. The put and call option agreement is described at paragraph 8(a)(v) of this Part VIII.

(g) The Company is the holding company of the Group. The business of the Group and its principal activity is to research, develop, manufacture and sell Colostrinin and any related products.

(h) (i) The Company has three subsidiaries, ReGen Biotech, Georgiades Foundation and Georgiades Biotech. Georgiades Foundation and its wholly owned subsidiary, Georgiades Biotech, were incorporated in the British Virgin Islands. ReGen Biotech is a wholly owned subsidiary of Georgiades Foundation and was incorporated in England and Wales.

(ii) The authorised share capital of Georgiades Foundation is US$50,000 divided into 500,000 shares of US$0.10 each, of which 22,100 class A shares have been issued and are owned by the Company, and 6,852 deferred shares of US$0.10 each, all of which have been issued and are owned by Rentschler. The deferred shares carry no right to vote, to dividends or to a return of capital until each ordinary share has received US$1,000,000 return of capital. The deferred shares do, however, carry the right to appoint three directors to the board of Georgiades Foundation. The deferred shares are the subject of the put and call option agreement described in paragraph 8(a)(v) of this Part VIII.

(iii) The authorised share capital of Georgiades Biotech is US$50,000 divided into 50,000 of US$1.00 each, of which 2 shares have been issued and are owned by the Georgiades Foundation.

(iv) The authorised share capital of ReGen Biotech is £1,000 divided into 1,000 ordinary shares of £1 each, of which 2 shares have been issued and are owned by the Georgiades Foundation.

(i) Save as disclosed in this document and save for the issue of the New Ordinary Shares pursuant to the Placing and Offer and the grant of options (and issue of Ordinary Shares upon the exercise thereof) pursuant to the Share Option Scheme:

(i) no share or loan capital of the Company or the Subsidiaries has been issued or is now proposed to be issued fully or partly paid either for cash or for consideration other than cash;

(ii) no commission, discount, brokerage or other special term has been granted by the Company or the Subsidiaries or is now proposed in connection with the issue or sale of any of its share or loan capital; and

(iii) no share or loan capital of the Company or the Subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

2. *Substantial shareholders*

(a) Except for the interests of the Directors, which are set out in paragraph 3 below, and the interests disclosed in paragraph 2(b) below, the Directors are not aware of any holdings of Ordinary Shares representing three per cent. or more of the nominal value of the Company's share capital or of any persons who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

(b) Except for the interests of certain of the Directors, which are set out in paragraph 3 below, the substantial Shareholders of the Company as at the date of this document and as are expected following the Placing and Offer (assuming full subscription) are:

Name	*Number of Ordinary Shares*	*% of issued share capital*	*Number of Ordinary Shares following the Placing and Offer**	*% of issued share capital following the Placing and Offer **
N.Y. Nominees Limited	4,519,344	13.42	4,519,344	8.77
MU Nominees Limited	2,557,654	7.59	2,557,654	4.96
RBSTB Nominees Limited	2,368,000	7.03	3,122,285	6.06
Chrisalis Trustees (Guernsey) Limited	2,201,201	6.54	2,201,201	4.27
Prism Nominees Limited	1,171,667	3.48	1,171,667	2.27
Hoodless Brennan & Partners Plc	—	Nil	4,539,646	8.81
Charles Stanley & Co	—	Nil	4,348,500	8.44

* *Assuming that none of these Shareholders subscribe for Ordinary Shares under the Offer.*

3. *Directors' interests, service agreements and other costs*

(a) The interests of the Directors, their immediate families and of persons connected with them, within the meaning of section 346 of the Act, in the share capital of the Company as at the date of this document, and as are expected to be following the Placing and Offer (assuming full subscription), all of which are (except as set out below) beneficial, are as follows:

Name	*Number of Ordinary Shares*	*% of issued share capital*	*Number of Ordinary Shares following the Placing and Offer*	*% of issued share capital following the Placing and Offer*
Percy Lomax	1,348,736	4.00	1,348,736	2.62
Malcolm Beveridge	2,452,326	7.28	2,452,326	4.76
Michael Harvey	Nil	Nil	Nil	Nil
Dr. Jerzy Georgiades	5,700,750	16.93	5,700,750	11.06
Dr. Friedrich Rentschler	6,416,252	19.05	6,416,252	12.45
Keith Corbin	35,000	0.10	35,000	0.07
Dr. Wieland Wolf	Nil	Nil	Nil	Nil
Norman Lott	Nil	Nil	12,000	0.02
David Gration	Nil	Nil	Nil	Nil

(b) Except as disclosed in paragraph 3(a) above, none of the Directors, nor any member of their respective immediate families, nor any person connected with them within Section 346 of the Act, is interested in any share capital of the Company.

(c) (i) The Company has entered into a service agreement with Malcolm Beveridge which provides that he will act as executive deputy chairman of the Company for a basic salary of £25,000 gross per annum. If he works in excess of 25 full working days in any calendar year, the Company will pay him an additional salary calculated at such rate as is agreed by the Board from time to time, currently £150 per half day. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of six months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(ii) The Company has entered into a service agreement with Dr. Georgiades, which provides that he will act as an executive director and chief scientific officer on matters relating to research and development and other scientific tasks regarding the use of Colostrinin in the prevention and/or diagnosis and treatment of human diseases, disorders or conditions. The agreement is for an initial period which started on 1 July 1998 ("Effective Date") and expires on 18 October 2000 and may thereafter be terminated on six months' notice on either side. The agreement may be terminated if, amongst others, either Dr Georgiades or the Company becomes insolvent,

Dr Georgiades is ill for an aggregate period of 180 days in any 12 month period or he breaches a term of the agreement which is not remedied within 30 days of a request to do so by the Company. All intellectual property rights relating to the development of Colostrinin for therapeutic applications including the prevention or diagnosis and treatment of human diseases created by Dr Georgiades during the period of the agreement from the Effective Date will belong to the Company. Dr Georgiades is also subject to a 12 month non-compete clause following the termination of his appointment and is subject to confidentiality provisions. Dr Georgiades' remuneration is £100,000 gross per annum.

(iii) The Company has entered into a service agreement with Wieland Wolf, which provides that he act as executive technical and research director of the Company for a basic salary of £20,000 gross per annum. If he works in excess of 52 full working days in any calendar year, the Company will pay him an additional salary at such rate as is agreed by the Board. The agreement was effective from 11 January 1999 and is for a fixed term of two years with a notice period of six months or in limited circumstances, on summary notice. He is required to attend board meetings of the Company, whether by telephone or otherwise, as permitted under the Company's articles of association from time to time.

(iv) The Company has entered into a service agreement with Norman Lott, which provides that he will act as finance director of the Company for a basic salary of £46,800 gross per annum. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of six months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(v) The Company has entered into a service agreement with Michael Harvey, which provides that he will act as managing director of the Company for a basic salary of £100,000 gross per annum. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of twelve months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(vi) Percy Lomax has entered into a service agreement with the Company for his services as the executive chairman of the Company for a fee of £25,000 gross per annum. If he works in excess of 25 full working days in any calendar year, the Company will pay him an additional salary calculated at such rate as is agreed by the Board from time to time, currently £150 per half day. The agreement was effective from 1 January 2000 and is terminable on not fewer than six month's notice on either side or, in limited circumstances, on summary notice.

(vii) Friedrich Rentschler has entered into a contract with the Company for his services as a non-executive director for a fee of £10,000 gross per annum. The agreement was effective from 11 January 1999 for two years subject to not fewer than six months notice on either side or, in limited circumstances, on summary notice.

(viii) Keith Corbin has entered into a contract with the Company for his services as a non-executive director of the Company for a fee at such rate as is agreed by the Board from time to time, currently £15,000 per annum. This agreement was effective from 1 July 1998 for two years subject to not fewer than six months notice on either side or, in limited circumstances, on summary notice.

(ix) David Gration has entered into a contract with the Company for his services as a non-executive director of the Company for a fee of £15,000 per annum. This agreement was effective from 13 December 1999 for a fixed period of two years.

(d) The aggregate remuneration paid and benefits in kind granted to the Directors for the period ending 31 December 1999, amounted to £188,371. It is estimated that the aggregate remuneration and benefits in kind to be granted to the Directors for the current financial year ending 31 December 2000 under the arrangements in force at the date of this document will amount to approximately £356,800.

In addition, Dr Georgiades is owed £34,515 pursuant to a consultancy agreement with the Group, which was superceded by his service agreement. Such sum will be paid to Dr Georgiades following completion of the Placing and Offer.

(e) Except as set out below and excluding Group companies, none of the Directors have held directorships in companies incorporated or partnerships formed in the United Kingdom within the five years prior to the publication of this document:

Percy Lomax	PolyMasc Pharmaceuticals Plc (resigned) Polymer Pharmaceuticals Plc (resigned) Lomax Pharmaceutical Consulting
Michael Harvey	Evans Healthcare Limited (resigned) Evans Medical Pensions Limited (resigned) Medeva Pharma Limited (resigned) Medeva UK Pension Limited (resigned) Medevale Pharmaservices Limited (resigned)
Malcolm Beveridge	Beveridge Ross & Prevezer (resigned) Beveridge Milton C.E. Beveridge and Company Limited, BRP Secretaries Limited.
Norman Lott	Tiger Books International plc (resigned) * Roli Books (UK) Limited
Keith Corbin	Multiplan International Technical Services Limited (resigned) Antler Properties Limited (resigned) Revere Resources Limited (resigned)
David Gration	Orthosonics Limited (resigned) Proteus International Plc (resigned) SRS Limited Phototherapeutics Limited Protherics plc

* This company was put into administration on 10 May 1999. Norman Lott was not a director of the company at the time the administration order was made, having resigned on 14 October 1998.

(f) Save as disclosed in paragraph (e) above, none of the Directors:

(i) is currently or has over the previous five years been a director or partner of any companies and partnerships;

(ii) has any unspent convictions in relation to indictable offences;

(iii) has been made bankrupt or been the subject of any individual voluntary arrangements;

(iv) has been involved as a director of any company which has gone into receivership or been the subject of any compulsory liquidations, creditors voluntary arrangements, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors at the time of or within twelve months preceding such events;

(v) has been involved as a partner when the partnership has been the subject of any compulsory liquidations, administrations or partnership voluntary arrangements at the time of or during the preceding twelve months;

(vi) has been involved in any receiverships of any of his assets or of any assets of a partnership of which he was a partner at the time of or within twelve months preceding such events;

(vii) has been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies), or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(g) Except as disclosed in this document, no Director has had any interest in any transaction which is or was of any unusual nature, contains or contained unusual terms or is or was significant in relation to the business of the Group which was effected during the current or immediately preceding financial year or which was effected during any earlier financial year and remains in any respect outstanding or unperformed.

(h) No loans or guarantees have been granted to or provided for the benefit of any of the Directors by the Company or the Subsidiaries.

4. *Memorandum and Articles of Association*

The principal objects of the Company are set out in clause 4(a) of its memorandum of association and are to carry on business as a general commercial company and to carry on the business of providing, promoting and researching technology and development in all subjects relating to healthcare.

The rights attaching to the Ordinary Shares, as set out in the articles of association of the Company contain, amongst others, the following provisions:

Votes of members

(a) Subject to any special terms as to voting as to which any Ordinary Shares may have been issued, no shares having been issued subject to any special terms, on a show of hands every member who being an individual is present in person or, being a corporation is present by a duly authorised representative or proxy, has one vote, and on a poll every member has one vote for every Ordinary Share of which he is the holder.

(b) Unless the Directors determine otherwise, a member of the Company is not entitled in respect of any Ordinary Shares held by him to vote at any general meeting of the Company if any amounts payable by him in respect of those shares have not been paid or if the member has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a notice issued under section 212 of the Act.

Variation of rights

Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied or abrogated either in such manner, if any, as may be provided by such rights or in the absence of any such provision with the consent in writing of the holders of at least three-fourths in nominal value of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class but not otherwise. The quorum at any such meeting is 2 or more persons holding, or representing by proxy, at least one-third in nominal value of the issued shares in question.

Transfers of shares

(a) Subject to the provisions of the articles relating to CREST, all transfers of shares will be effected in the manner authorised by the Stock Transfer Act 1963 and must be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The articles are consistent with CREST membership and in particular allow for the holding and transfer of shares in uncertificated form. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

(b) The Directors may, in their absolute discretion and without assigning any reason, refuse to register the transfer of a share in certificated form if it is not fully paid or if the Company has a lien on it, or if it is not duly stamped, or if it is by a member who has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a section 212 notice. In exceptional circumstances approved by the London Stock Exchange, the Directors may refuse to register any such transfer, provided that their refusal does not disturb the market.

(c) The articles of association contain no restrictions on the free transferability of fully paid Ordinary Shares provided that the transfers are in favour of not more than four transferees (except in the case of executors or trustees of a deceased member), the transfers are in respect of only one class of share and the provisions in the articles of association, if any, relating to registration of transfers have been complied with.

Payment of dividends

Subject to the provisions of the Act and to any special rights attaching to any shares, the shareholders are to distribute amongst themselves the profits of the Company according to the amounts paid up on the shares held by them, provided that no dividend will be declared in excess of the amount recommended by the Directors. A member will not be entitled to receive any dividend if he has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a notice issued under section 212 of the Act. Interim dividends may be paid if profits are available for distribution and if the Directors so resolve.

Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date of its declaration will be forfeited and will revert to the Company.

Untraceable shareholders

The Company may sell any share if, during a period of 12 years at least 3 dividends in respect of such shares have been paid, no cheque or warrant in respect of any such dividend has been cashed and no communication has been received by the Company from the relevant member. The Company must advertise its intention to sell any such share in both a national daily newspaper and in a newspaper circulating in the area of the last known address to which cheques or warrants were sent. Notice of the intention to sell must also be given to the London Stock Exchange.

Return of capital

On a winding-up of the Company, the balance of the assets available for distribution will, subject to any sanction required by the Act, be divided amongst the members according to the respective number of shares held by them.

Borrowing powers

(a) Subject to the provisions of the articles, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets, including its uncalled or unpaid capital, and, subject to the provisions of the Act, to issue debentures and other securities and to give guarantees.

(b) The Directors must restrict the borrowing of the Company and exercise all voting and other rights and powers of control exercisable by the Company in relation to subsidiary companies, if any, so as to secure, as regards subsidiary companies so far as by such exercise they can secure, that the aggregate amount for the time being remaining outstanding of all money borrowed by the Company and its subsidiaries, if any, including any premium payable on final repayment, and for the time being owing to persons outside the Group does not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the aggregate of the nominal amount of the share capital of the Company for the time being issued and paid up and the amounts for the time being standing to the credit of the consolidated reserves, including share premium account, capital redemption reserve and profit and loss account, adjusted as provided for in the Articles.

Directors

(a) No shareholding qualification is required by a Director.

(b) The Directors are entitled to fees at the rate decided by them, provided that the aggregate fees of each director will not exceed £100,000 per annum or such additional sums as the Company may by ordinary resolution determine. The Company may by ordinary resolution also vote extra fees to the Directors which, unless otherwise directed by the resolution by which it is voted, will be divided amongst the Directors as they agree, or failing agreement, equally. The Directors are also entitled to be repaid all travelling, hotel and other expenses incurred by them in connection with the business of the Company.

(c) The Directors may from time to time appoint one or more of their body to be the holder of an executive office on such terms as they think fit.

(d) Except as provided in paragraphs (e) and (f) below, a Director may not vote or be counted in the quorum present on any motion in regard to any contract, transaction, arrangement or any other proposal in which he has any material interest, which includes the interest of any person connected with him, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. Subject to the Act, the Company may by ordinary resolution suspend or relax this provision to any extent or ratify any transaction not duly authorised by reason of a contravention of it.

(e) In the absence of some other material interest than is indicated below, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

(i) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

(iv) any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest, as defined in Part VI of the Act, not representing one per cent. or more of any class of the equity share capital of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of the Articles to be a material interest in all circumstances;

(v) any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue;

(vi) any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of an employee share scheme which includes full time executive Directors of the Company and/or any subsidiary or any arrangement for the benefit of employees of the Company or any of its subsidiaries and which does not award to any Director any privilege or advantage not generally accorded to the employees to whom such a scheme relates; and

(vii) any contract, arrangement, transaction or proposal concerning insurance which the Company proposed to maintain or purchase for the benefit of Directors or for the benefit of persons including the Directors.

(f) If any question arises at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other Director will be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fully disclosed.

(g) The Directors may provide or pay pensions, annuities, gratuities and superannuation or other allowances or benefits to any Director, ex-Director, employee or ex-employee of the Company or any of its subsidiaries or any wife, widow, children and other relatives and dependants of any such Director, ex-Director, employee or ex-employee.

Rights of Pre-emption

The articles do not contain any provisions which set out a procedure for the exercise of pre-emption rights for members in addition to that prescribed for by the Act.

Redemption

The articles do not contain specific provisions permitting redemption of Ordinary Shares by the holders thereof of the Company. Accordingly, the Ordinary Shares may only be redeemed by the Company in accordance with the provisions of the Act.

5. *Share Option Scheme*

A resolution to adopt the Share Option Scheme will be proposed at the EGM. The Share Option Scheme will not be submitted for approval to the Inland Revenue.

If the resolution to adopt the Share Option Scheme is passed, the following share options will be granted to the Directors upon or immediately following Admission:

	Number of Ordinary Shares to be under option
Michael Harvey	450,000
Norman Lott	150,000
Keith Corbin	150,000
David Gration	150,000

The exercise price for all these options will be the Offer Price.

There follows a summary of the rules of the Share Option Scheme which has been prepared on the assumption that the Share Option Scheme will be adopted at the EGM. For the purpose of the summary "Commencement Date" shall be the date of Admission.

(a) *Eligible Employee*

Any employee or any director of the Group.

(b) *Exercise Price*

The exercise price of an option shall be determined by the Board no later than the date on which the option is granted, and shall not be less than the market value of a share on the grant date.

(c) *Grant of Options*

The Board may from time to time in its absolute discretion grant options to such eligible employees as it shall in its absolute discretion select. The extent of any grant of options shall be determined by the Board in its absolute discretion but shall be subject to the limitations described below. No consideration is payable for the grant of an option.

Options may only be granted within the period of 42 days after any date on which the annual or half-yearly results of the Group are announced except in exceptional circumstances as determined by the Board. Options may also be granted within 42 days of the Commencement Date. No option may be granted under the Share Option Scheme later than ten years after the Commencement Date.

(d) *Limitations on the Share Option Scheme*

No option shall be granted if, as a result:-

(i) the aggregate number of Shares issued or issuable pursuant to options or other rights granted under the Share Option Scheme; and

(ii) during the ten years preceding such date of grant under all other employee share option schemes (including savings-related share option schemes and profit sharing share option schemes) established by the Company,

would exceed 10% of the issued ordinary share capital of the Company on the date of grant.

(e) *Individual Limitations on Grants*

No option may be granted at any time if, as a result, the aggregate market value of the shares issuable pursuant to the option and other rights granted to the option holder during the preceding period of ten years (other than options and rights which have been exercised, or which the option holder has renounced, released or surrendered in accordance with the Share Option Scheme), under the Share Option Scheme or any other employees' share option scheme (not being a savings-related share option scheme) established by the Company, would exceed a sum equal to four times the option holder's remuneration including cash bonuses.

(f) *Exercise of Options*

Unless and until an option lapses, it may be exercised in whole or in part at any time following the earliest of:

(i) two years from the date of grant;

(ii) the death of a Participant; or

(iii) the option holder ceasing to be a director or employee of the Group by reason of: redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group, or any other circumstances which the Board in its discretion may determine.

An option will lapse and cease to be exercisable (whether or not it became exercisable) upon the earliest of:

(i) the tenth anniversary of its grant;

(ii) the date on which the option holder ceases to be an eligible employee otherwise than by reason of redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group;

(iii) six months from the date on which the option holder ceases to be an eligible employee by reason of redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group, or any other circumstances which the Board in its discretion may determine; or

(iv) (unless a release has been effected), six months after the option has become exercisable on the take-over/liquidation of the Company.

(g) *Take-overs and Liquidations*

If any person obtains control of the Company as a result of:

(i) acquiring the whole of the issued share capital of the Company or acquiring all the shares in the Company which are of the same class as the shares;

(ii) by way of compromise or arrangement in connection with a scheme of reconstruction or amalgamation under section 425 of the Act; or

(iii) if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Act,

then the option holder may exercise an option within a six month period following the relevant event, or, by agreement with that other company, release each subsisting option (the "Old Option") for a new option (the "New Option").

If the Company passes a resolution for voluntary winding up, any subsisting option may be exercised within six months of the passing of the resolution.

(h) *Variation of Share Capital*

In the event of:

(i) any variation in the issued share capital of the Company by way of capitalisation of profits or reserves or by way of rights or any consolidation or sub-division or reduction of capital or otherwise;

(ii) the Company paying a capital dividend;

(iii) a demerger of any company which is, or business carried on by, a member of the Group; or

(iv) in any other circumstances similarly affecting Subsisting Options,

then the number of shares subject to any subsisting option and the price for each of those shares may be adjusted in such manner as the auditors confirm in writing to be fair and reasonable.

(i) *Administration and Amendment*

The Share Option Scheme will be administered by the Board or a duly authorised committee thereof. Options may be granted under the Share Option Scheme to eligible employees and directors of the Group at the sole discretion of the Board.

The Board may from time to time amend or augment the rules of the Share Option Scheme in any respect provided that no amendment may materially affect an option holder as regards an option granted prior to the amendment being made without the prior approval of the Participant.

The provisions relating to:

(i) eligibility to participate in the Share Option Scheme;

(ii) the limitations on the number or amount of shares or options which may be acquired or granted under the Share Option Scheme;

(iii) the maximum entitlement for any eligible employee; and

(iv) the basis of adjustment of options,

shall not be altered to the advantage of option holders except with the prior approval of the shareholders in general meeting, (other than minor amendments to benefit the administration of the Share Option Scheme and amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or for any member of the Group).

The Company shall bear the costs of setting up and administering the Share Option Scheme and shall maintain all necessary books of account and records relating to the Share Option Scheme.

(j) *Governing law*
The Share Option Scheme is subject to English law.

6. *Taxation*

Dividends
Advance Corporation Tax ("ACT") was abolished with effect from 6 April 1999. Therefore when paying a dividend, the Company will no longer be required to account to the Inland Revenue for ACT. Furthermore, from 6 April 1999 the tax credit regime has changed for individual shareholders. The rate of tax credit has been reduced from 20 per cent. to 10 per cent. of the grossed-up amount of the dividend. The aggregate of the dividend and the tax credit forms the shareholders' top slice of income. The ordinary rate of income tax on such income is 10 per cent. and the upper rate, for higher rate taxpayers, 32.5 per cent. Higher rate taxpayers will thus have to pay additional tax but will have the same after-tax income as under the previous rules. However, if and to the extent that the tax credit exceeds the tax liability of a UK resident individual shareholder, such a taxpayer will no longer be able to reclaim the tax credit from the Inland Revenue.

A corporate shareholder resident in the UK receiving dividend income from another UK company will generally not be liable to UK corporation tax on that dividend received. Despite the abolition of ACT, the corporate shareholder resident in the UK will be treated in substantially the same manner as it would have been treated in relation to a dividend received prior to 5 April 1999.

Whether shareholders who are resident (for tax purposes) in countries other than the UK are entitled to a payment from the Inland Revenue of a proportion of the tax credit in respect of any dividends received depends in general upon the provisions of any double taxation agreement or convention which exists between any such country and the UK. Individual shareholders who are resident (for tax purposes) in countries other than the UK but who are Commonwealth citizens, citizens of the Republic of Ireland, residents of the Isle of Man or the Channel Islands or within certain other categories contained in section 278(2) Income and Corporation Taxes Act 1988 are entitled to a tax credit which they may set off against their total UK income tax liability or, in appropriate cases, reclaim in cash. Shareholders who are resident (for tax purposes) in countries other than the UK should consult their own tax advisers concerning their tax liabilities on dividends received and as to whether they are entitled to reclaim any part of the tax credit and, if so, the procedure for claiming payment and what relief or credit may be claimed in respect of such tax credit in the country in which they are resident (for tax purposes). A shareholder outside the UK may also be subject to foreign taxation under local law.

Taxation of capital gains

An individual shareholder who is either resident or ordinarily resident in the UK (for tax purposes) may be liable to capital gains tax on his disposal of shares in the Company. UK resident corporate shareholders may be liable to corporation tax on chargeable gains on the disposal of any of their shares in the Company.

Stamp duty and SDRT

Under the issue arrangements, no stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Ordinary Shares. The conveyance or transfer on sale of the Ordinary Shares will generally be liable to stamp duty on the instrument of transfer, at a rate of 0.5 per cent. on the amount or value of the consideration. Where an unconditional agreement to transfer such shares is not completed by a duly stamped instrument of transfer a charge to SDRT (generally at the same rate) will arise. Stamp duty and SDRT are usually paid by the purchaser.

The statements made in the paragraphs above are intended as a general guide only to current UK taxation law and Inland Revenue practice and may not apply to certain classes of persons (such as dealers in securities). They should not be construed as constituting advice. Any person who is in any doubt as to his or her tax position, and in particular any person who is subject to taxation in a jurisdiction other than the UK is strongly advised to consult his/her professional adviser.

7. Admission and Placing and Offer Agreements

(a) *Sponsorship and Placing Agreement*

By an agreement ("the Sponsorship Agreement") dated 23 February 2000 made between (1) Deloitte & Touche Corporate Finance, (2) the Directors, (3) the Company and (4) Hoodless Brennan & Partners Plc, Hoodless Brennan & Partners Plc has agreed to undertake the Placing, the Company has agreed to make the Offer and Deloitte & Touche Corporate Finance has agreed to assist the Company in the conduct of the Placing and the Offer.

Pursuant to these arrangements the Company, with the assistance of Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc, has, subject to the conditions of the Sponsorship Agreement, procured placees who have undertaken to the Company to subscribe for all of the Ordinary Shares offered pursuant to the Placing. The Placing is not underwritten.

Under the Sponsorship Agreement, the Company has agreed to pay to (1) Deloitte & Touche Corporate Finance a fee of £100,000 (of which £20,000 has been paid on account and will be payable irrespective of whether the Placing and Offer become unconditional); and (2) Hoodless Brennan & Partners Plc a fee of £127,500 plus 3% of funds raised under the Offer from Subscribers procured by Hoodless Brennan & Partners Plc together, in each case, with any applicable value added tax. In addition, subject to shareholder approval, the Company has agreed to grant Hoodless Brennan & Partners Plc an option over 1,250,000 Ordinary Shares exercisable at the Option Price. The Company has also agreed to pay all other fees and costs of Deloitte & Touche Corporate Finance's and Hoodless Brennan & Partners Plc's professional advisers, printing, advertising and distribution charges, the fees of the registrar, the fees payable to the London Stock Exchange and all other costs, charges and expenses of, or incidental to, the Placing, the Offer and Admission. No expenses are being specifically charged to subscribers under the Placing.

Percy Lomax, a director of the Company, is engaged by Hoodless Brennan & Partners Plc as a consultant but is not advising in respect of the Placing or the Offer.

The Sponsorship Agreement contains certain representations, warranties, undertakings and indemnities given by the Company and the Directors in favour of Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc. Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc may terminate the Sponsorship Agreement in specified circumstances prior to Admission, principally in the event of material breach of the Sponsorship Agreement or of any of the representations and warranties contained therein.

(b) *The Nominated Adviser Agreement*

By an agreement ("Nominated Adviser Agreement") dated 23 February 2000 made between (1) Deloitte & Touche Corporate Finance, (2) the Executive Directors of the Company and (3) the Company, the Company has appointed Deloitte & Touche Corporate Finance as its nominated adviser for the purpose of the AIM Rules. The Company and the Executive Directors have given a number of undertakings to Deloitte & Touche Corporate Finance relating principally to compliance

with their respective obligations under the AIM Rules and, in the case of the Executive Directors, compliance with the provisions of the model code on directors' dealings in securities contained in the AIM Rules.

The Nominated Adviser Agreement provides that Deloitte & Touche Corporate Finance will receive a retainer of £20,000 per annum in respect of its role as nominated adviser and contains certain indemnities from the Company in favour of Deloitte & Touche Corporate Finance. The Nominated Adviser Agreement may be terminated by either party on 60 days' notice in writing ending not earlier than six months after the date of the agreement or by Deloitte & Touche Corporate Finance in the event of material unremedied breach by the Company or the Executive Directors of the agreement and in a number of other specified circumstances including insolvency of the Company.

(c) *The Lock-up Deed*

By a lock-up deed ("the Deed") dated 23 February 2000 between (1) the Company, (2) Deloitte & Touche Corporate Finance, (3) the Directors and (4) certain other shareholders made for the purpose of, *inter alia*, ensuring compliance by the Company with its obligations under the AIM Rules, each of the Directors and certain other shareholders has undertaken not to dispose of any of his/its Ordinary Shares for a period of 12 months from Admission and thereafter not to dispose of more than one third of his/its shareholding in any 12 month period until the third anniversary of Admission without first obtaining the consent of Deloitte & Touche Corporate Finance. The restrictions, which are subject to certain specified exemptions, apply to any Ordinary Shares owned on Admission but do not apply to Ordinary Shares acquired in the Placing and/or the Offer.

(d) *The Nominated Broker Agreement*

By an agreement ("Nominated Broker Agreement") dated 23 February 2000 made between (1) Hoodless Brennan & Partners Plc, (2) the Directors and (3) the Company, the Company has appointed Hoodless Brennan & Partners Plc as its nominated broker for the purpose of the AIM Rules and to act as agent for the Company in the Placing and Offer.

The Nominated Broker Agreement provides that Hoodless Brennan & Partner Plc will receive an annual retainer of £18,000 (plus applicable value added tax) in respect of its role as nominated broker. In addition, it will receive a fee of £15,000 (plus applicable value added tax) on Admission.

The Nominated Broker Agreement may be terminated by either party on 90 days' notice in writing ending not earlier than twelve months after the date of the agreement or by Hoodless Brennan & Partners Plc in the event of material unremedied breach by the Company or the Directors of the agreement and in a number of other specified circumstances including insolvency of the Company.

8. *Material contracts*

(a) In addition to the contracts detailed in paragraph 7 above, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group preceding the date of this document and are or may be material:

(i) deed of assignment dated 10 June 1998 between (1) Dr Georgiades (2) Crossley International Limited and (3) Georgiades Foundation, by which Dr Georgiades assigned with full title guarantee all the intellectual property rights in the know-how relating to virology, immunology and the production of natural combinations of cytokines, cytokines with hormones, cytokines with anti-oxidants and cytokines with hormones and anti-oxidants in relation to the treatment of Alzheimer's disease to Georgiades Foundation. The deed contains standard warranties as to the intellectual property rights and the consideration for the assignment is the issue of 320 ordinary shares of US$1.00 each in the capital of Georgiades Foundation which represents 32% of the issued share capital of Georgiades Foundation, which shares were issued to and are to be owned by Chrisalis Trustees (Guernsey) Limited on behalf of Crossley International Limited for the benefit of Dr. Georgiades;

(ii) transfer of rights and technology contract dated 10 October 1997 between (1) the Polish Institute (2) Dr hab Maria Janusz and two others ("Inventors") and (3) Georgiades Biotech, by which the Polish Institute transfers and assigns with full title guarantee all its right, interest and title to Polish patent application number P316416 relating to Colostrinin for the prophylaxis and treatment of Alzheimer's disease and related neurological disorders in humans and to the worldwide intellectual property rights to Colostrinin to Georgiades Biotech. The Polish Institute also transfers to Georgiades Biotech related know-how and documentation. The

agreement contains standard warranties as to the intellectual property rights, which are given jointly by the Polish Institute and the Inventors. The Polish Institute and the Inventors will continue to have the right to do research on Colostrinin. The total cash consideration payable under this agreement for the rights relating to Colostrinin to the Polish Institute and the Inventors is US$350,000. Pursuant to this agreement, a total of US$70,000 has already been paid by Georgiades Biotech. The remainder is payable as follows:

(1) to the Polish Institute, US$160,000 on the approval of the pharmaceutical formulation comprising Colostrinin as a drug for the prophylaxis and treatment of Alzheimer's disease and other neurological disorders and granting of a manufacturing licence for the pharmaceutical formulation comprising Colostrinin by the first medicines agency in the world to do so; and

(2) to each of the Inventors, US$40,000 on the occurrence of the same event.

Until such remaining payments due upon drug approval to the Polish Institute and the Inventors are made, Georgiades Biotech is a joint owner with the Polish Institute of all patent applications for Colostrinin which have been assigned to Georgiades Biotech.

In addition, a royalty of 12 per cent. of the total of all sales of pharmaceutical preparations containing Colostrinin as an active component will be payable to the Polish Institute and the Inventors for a period of six months from the date of the first sale by Georgiades Foundation or its licensee or sub-licensee, such royalty reducing to 6.6 per cent. of such sale proceeds for the subsequent seven year period. For the remaining period of the existence of the patent rights, the Polish Institute and Inventors will receive a royalty of 2 per cent. of such sale proceeds. Under this agreement, the Polish Institute also assigns with full title guarantee its rights in the trade mark Colostrinin to Georgiades Biotech;

(iii) deed of collaboration dated 17 September 1998 between (1) Georgiades Foundation (2) Georgiades Biotech; and (3) Rentschler, whereby the Group agreed to collaborate with Rentschler in the development of the isolation of the biologically active peptides constituting Colostrinin and the application of Colostrinin in the prevention and treatment of human diseases. The consideration for Rentschler collaborating with the Group is the allotment to Rentschler of approximately twenty four per cent. of the Class A shares in the issued share capital of Georgiades Foundation and one hundred per cent. of the deferred shares in the issued share capital of Georgiades Foundation, which deferred shares will convert into ordinary shares on the grant by the EMEA of an authorisation to market and sell a pharmaceutical product derived from Colostrinin. Rentschler has the right for as long as this agreement remains in force, or that it holds shares in Georgiades Foundation, to appoint three directors to the board of Georgiades Foundation and three directors to the board of Georgiades Biotech. There is provision for either party to terminate the agreement at any time by notice in writing to the other party if the other party is in breach of any material term of the agreement. The agreement also contains various non-compete restrictions on all parties. The Group gives certain standard warranties and indemnities with respect to its intellectual property;

(iv) agreement dated 6 October 1998 between (1) the shareholders of Georgiades Foundation and (2) the Company by which the Company has acquired all the issued share capital of Georgiades Foundation for a consideration satisfied by the issue and allotment of 28,333,333 Ordinary Shares;

(v) put and call option agreement dated 6 October 1998 between, *inter alia*, (1) the Company and (2) Rentschler under which, upon the grant of marketing authorisation by EMEA for Colostrinin, each party will have the right to require the other to purchase or sell as the case may be all the issued deferred shares in The Georgiades Foundation held by Rentschler in consideration of the issue to Rentschler of such number of Ordinary Shares as represent five per cent. of the then issued share capital of the Company;

(vi) deed of assignment of certain know-how dated 16 September 1998 between (1) Georgiades Foundation and (2) ReGen Biotech under which Georgiades Foundation assigned to ReGen Biotech the rights it had acquired from Dr. Georgiades with respect to the know-how relevant to a dietary supplement containing, amongst others Colostrinin;

(vii) sponsored research agreement dated 2 February 2000 (effective 1 February 1999) between the Company and UTMB pursuant to which the Company has agreed for a period of five years to sponsor research at UTMB into the properties of Colostrinin. The Company will pay for the first year during the term of this agreement the sum of US$85,000 and for the subsequent years, US$90,000 per year. The intellectual property rights that will be developed under the terms of this agreement will be either jointly owned by the Company and UTMB or by UTMB alone depending on the contribution of each party to the invention. The Company is granted with respect to any invention that will be made by UTMB an option to obtain an exclusive worldwide license in the field of prescription and non-prescription therapeutics, in accordance with the terms of the license agreement described in paragraph 8(a)(viii) below. This agreement replaces an earlier agreement between the Company and UTMB, which has now been terminated, and defines the respective ownership rights of the Company and UTMB with respect to inventions that arose under the previous agreement; and

(viii) patent and technology license agreement dated 2 February 2000 between the Board of Regents of the University of Texas System, on behalf of UTMB, and the Company pursuant to which UTMB grants the Company a royalty bearing, exclusive worldwide license to manufacture, have manufactured, use and sell products comprising patent rights or technology rights of UTMB with respect to work that will be performed by UTMB as a result of the sponsored research agreement (see paragraph 8(a)(vii) above). This agreement gives exclusive rights to the Company in the field of human prescription and non-prescription therapeutics. The Company may grant sub-licenses to these rights. In consideration of the rights granted to the Company, the Company must pay UTMB costs relating to patent prosecution, milestone payments upon approval by a regulatory body and/or the FDA of a product incorporating the licensed technology and royalties on an on-going basis based on the net sales of products incorporating the technology. The agreement further contains certain payment obligations in the event that the Company grants sub-licenses to third parties and certain payments in the event that the Company is sold. The agreement contains various standard provisions with respect to confidential information, publication, indemnification and termination in the event of breach. This agreement remains in force for the life of the patents or, in the event that no patents are issued, for a term of 15 years.

(b) The following transactions have been entered into between the Group and the Directors, their connected persons (as defined in the Act) or substantial shareholders:

(i) deed of assignment of intellectual property (see paragraph 8(a)(i));

(ii) conditional agreement to collaborate (see paragraph 8(a)(iii));

(iii) agreement to acquire shares (see paragraph 8(a)(iv));

(iv) put and call option agreement (see paragraph 8(a)(v));

(v) deed of assignment (see paragraph 8(a)(vi)).

9. Working capital

The Company and the Directors are of the opinion that, having made due and careful enquiry, and taking into account the net proceeds of the Placing, the working capital available to the Group will, from the date of Admission, be sufficient for its present requirements, that is at least the next twelve months.

10. Indebtedness

Excluding intra-group indebtedness, as at the close of business on 31 December 1999, the Group did not have outstanding any borrowings or indebtedness in the nature of borrowing including loan capital and term loans outstanding or created but unissued, mortgages, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase or finance lease commitments, charges, guarantees or contingent liabilities.

As at the close of business on 31 December 1999, the Group had cash balances of £157,531.

11. Litigation

The Group is not involved in any legal or arbitration proceedings which have or, since incorporation, may have had, a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Group or any member of the Group.

12. Consents

(a) MRI Moores Rowland have given and not withdrawn their written consent to the issue of this document with the inclusion in it of their report and references to their name in the form and context in which they respectively appear. MRI Moores Rowland accept responsibility for said report.

(b) PharmaVentures Limited has given and not withdrawn its written consent to the issue of this document with the inclusion in it of its report and references to its name in the form and context in which it appears. PharmaVentures Limited accept responsibility for said report.

(c) A.A. Thornton & Co. have given and not withdrawn their written consent to the issue of this document with the inclusion in it of their report and references to their name in the form and context in which it appears. A.A. Thornton & Co. accept responsibility for said report.

(d) Hoodless Brennan & Partners Plc have given and has not withdrawn their written consent to the issue of this document with the inclusion in it of the references to their name in the form and context in which they appear.

(e) Deloitte & Touche Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion in it of the references to their name in the form and context in which they appear.

13. Other information

(a) The accounting reference date of the Company is 31 December.

(b) Except for the rights relating to Colostrinin, there are no patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(c) Except as stated in this document, there are no significant investments in progress by the Group.

(d) Except as stated in this document, no exceptional factors have influenced the Group's activities.

(e) Except as disclosed in this document, there has been no significant change in the financial or trading position of the Group since 31 December 1999, the date to which the latest audited financial statements of the Group were prepared.

(f) No persons (excluding professional advisers otherwise disclosed in this document and trade suppliers) have received, directly or indirectly, from the Company within the twelve months preceding the Company's application for Admission, and no persons have entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission:

  (i) fees totalling £10,000 or more;

  (ii) securities in the Company with a value of £10,000 or more calculated by reference to the Offer Price of the Ordinary Shares on Admission; or

  (iii) any other benefit with a value of £10,000 or more at the date of Admission.

(g) The Offer Price of 28p per Ordinary Share is at a premium of 23p for each Ordinary Share above the nominal value of each Ordinary Share.

(h) The financial information relating to the Company contained in this document does not comprise statutory accounts for the purposes of section 240 of the Act.

(i) The cost and expenses of and incidental to the Placing and Offer payable by the Company are estimated to amount to £500,000 exclusive of VAT. These include but are not limited to accountancy fees, solicitors fees, Deloitte & Touche Corporate Finance's fees, the fees and commission of Hoodless Brennan & Partners Plc (but excluding any value attributed to the options to be granted to Hoodless Brennan & Partners Plc by the Company) and the costs of printing and advertising the Placing and the Offer and the fees and expenses of the registrar and the Receiving Agent.

14. Minimum Amount

(a) The Placing will raise £4.25 million, before expenses, which exceeds the minimum amount which, in the opinion of the Directors, must be raised by the issue of Ordinary Shares in order to provide the sums required to be provided pursuant to paragraph 21 of Schedule 1 of the POS Regulations. The Placing proceeds will be utilised as follows:

the purchase of property	£Nil
commissions	£127,500
the repayment of borrowings	£Nil
working capital	£4,122,500

(b) The Offer is not subject to the raising of a minimum amount but is conditional, *inter alia*, on shareholder approval and Admission. Provided the Offer becomes unconditional, for the purposes of Section 84 of the Act, the Ordinary Shares applied for pursuant to the Offer will be allotted even if the Offer is not fully subscribed.

15. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekdays, public holidays excepted, at the offices of ReGen Therapeutics Plc at 88 Kingsway, London, WC2B 6AA from the date of this document until 14 days after the date of Admission:

(a) the memorandum and articles of association of the Company;

(b) the report from MRI Moores Rowland set out in Part III;

(c) the report of PharmaVentures Limited set out in Part V;

(d) the report of A.A. Thornton & Co. set out in Part VI;

(e) the service agreements referred to in paragraph 3 of this Part VIII;

(f) the sponsorship agreement, nominated adviser agreement, the lock-up deed and the nominated broker agreement referred to in paragraph 7 of this Part VIII;

(g) the other material contracts referred to in paragraph 8 of this Part VIII; and

(h) the written consents of MRI Moores Rowland, PharmaVentures Limited, A.A. Thornton & Co., Hoodless Brennan & Partners Plc and Deloitte & Touche Corporate Finance referred to in paragraph 12 of this Part VIII.

PART IX

APPLICATION PROCEDURE AND TERMS AND CONDITIONS

Conditions and terms of the Offer

Subscribers may apply for Ordinary Shares only on the Application Form.

The Placing and Offer are conditional upon:

(a) the passing of the Resolutions;

(b) Admission; and

(c) the Sponsorship Agreement having become unconditional in all respects and not having been terminated in accordance with its terms.

Details of the Sponsorship Agreement are set out in paragraph 7 of Part VIII of this document.

As a cheque or banker's draft are to be presented for payment before the conditions of the Offer are fulfilled, the application monies will be kept in a separate bank account and any interest earned on such monies will be retained for the benefit of the Company.

If the Offer does not become unconditional, no Ordinary Shares will be issued and all monies received by IRG plc in connection with the Offer will be returned to Subscribers without interest as soon as practicable thereafter be sending a cheque crossed "Account Payee" in favour of the Subscriber(s) through the post, at the risk of the persons entitled thereto, to the address set out in Box B (or to the agent whose name appears in Box B, if appropriate) of the Application Form.

Further terms and conditions of the Offer are set out in this Part IX. The Application Form represents a right to apply for Ordinary Shares, but is not a document of title and cannot be traded.

Procedure for Application and Payment

If you wish to apply for Ordinary Shares you should complete the Application Form in accordance with the instructions thereon and send it or deliver it by post or by hand, together with the appropriate remittance to, New Issues, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive no later than 3:00 pm on 21 March 2000. A reply paid envelope is enclosed for your use. If you post your Application Form, you are recommended to allow at least four working days for delivery.

Cheque or bankers' drafts should be made payable to "IRG plc ReGen Therapeutics Plc Offer" and crossed "Account Payee only". All payments must be made by cheque or bankers' draft in pounds sterling drawn on a bank or building society in the United Kingdom which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the committees of Scottish or Belfast Clearing Houses, or which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided for the members of either of those companies or those committees, and must bear the appropriate sort code in the top right hand corner. Cheques or bankers' drafts must be for the full amount. No interest will be allowed on payments made. An application will not be considered unless these requirements are fulfilled. Once submitted, applications are irrevocable. Cheques and bankers' drafts are liable to be presented for payment upon receipt. Subscribers should note that the Application Form contains a warranty (which is a term of the Offer) that cheques will be honoured on first presentation. Any cheque that has not been so honoured or is not honoured by 3:00 pm on 21 March 2000 may be deemed invalid. If any application from a Subscriber is not accepted or is accepted for fewer Ordinary Shares than the number applied for, the balance of the amount paid on application will be returned by not later than 30 March 2000 without interest by sending a cheque crossed "Account Payee" in favour of the Subscriber(s) through the post, at the risk of the person(s) entitled thereto, to the address set out in Box B (or to the agent whose name appears in Box B, if appropriate) of the Application Form.

The Directors reserve the right to instruct IRG plc to seek special clearance of bankers' drafts and cheques to allow the Company to obtain the value of any remittance at the earliest opportunity.

All documents and remittances sent by post by or to a Subscriber (or as the Subscriber may direct) will be sent at the Subscriber's own risk.

By completing and delivering an Application Form, you (as the applicant(s)):

(i) agree that all applications, and contracts resulting therefrom, under the Offer shall be governed by, and construed in accordance with English law; and

(ii) confirm that in making the application you are not relying on any information or representation other than such as may be contained in this document and you accordingly agree that no person responsible solely or jointly for this document or any part thereof shall have any liability for any such information or representation.

If you are in any doubt whether or not you should apply for any of the Ordinary Shares, you should consult your independent professional adviser immediately. If you are in any doubt as to the procedure for acceptance and payment you should contact New Issues, IRG Plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH, telephone, 0181 639 2000.

Money Laundering Regulations 1993

The verification of identity requirements of the Money Laundering Regulations 1993 will apply to applications with a value of £9,500 or greater which are to be settled by way of a third party payment and verification of the identity of Subscriber(s) for Ordinary Shares may be required. Failure to provide the necessary evidence of identity within a reasonable period of time following a request for verification of identity and in any event by no later than 3:00 pm on 21 March 2000 may result in your application being treated as invalid.

In order to avoid this, payment should be made by means of a cheque drawn by the Subscriber named in the enclosed Application Form. If this is not practicable, and you use a cheque drawn by a third party, a building society cheque or a bankers' draft, you should:

(a) write the name and address of the Subscriber named in Box B of the Application Form on the back of the cheque, building society cheque or bankers' draft and record the date of birth of that person;

(b) if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or draft the name and account number of the person whose building society or bank account is being debited;

(c) if you are making the application as agent for one or more persons, indicate on the Application Form where you are a UK or EC regulated person or institution (e.g. a bank or broker) and specify your status. If you are not a UK or EC regulated person or institution, you should contact IRG plc and seek guidance.

If you deliver your Application Form by hand, you should ensure that you have with you evidence of identity bearing your photograph (e.g. your passport).

If any event, if it appears to IRG plc that a Subscriber is acting on behalf of some other person, further verification of the identity of any person on whose behalf the Subscriber appears to be acting will be required. In relation to any application in respect of which the necessary verification of the identity of the Subscriber named in Box B of the Application Form or the person on whose behalf any such Subscriber appears to be acting has not been received on or before 3:00 pm on 21 March 2000, the Company will treat the relevant application as invalid and application monies will be returned (without interest).

Overseas Subscribers

General

No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to him, nor should he in any event use such Application Form unless, in the relevant territory, such an invitation could lawfully be made without compliance with any registration or other legal requirements other than any such requirements which have been fulfilled.

It is the responsibility of any person outside the United Kingdom wishing to apply for Ordinary Shares under the Offer to satisfy himself as to the full observance of the laws and any regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consent which may be required and compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territory.

The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed or despatched in a manner which may involve a breach of securities legislation of any jurisdiction.

USA and Canada

The Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 (as amended). The Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the United States or to any US Person. Persons subscribing for Ordinary Shares shall be deemed to represent and warrant to the Company that they are not US Persons and that they are not subscribing for such Ordinary Shares for the account of a US Person and will not offer, sell, renounce, transfer or deliver, directly or indirectly, such Ordinary Shares and in the United States or to any US Person. As used herein "US Person" means any person who is a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States or any political subdivision thereof or any estate or trust which is subject to United States federal income taxation regardless of the source of its income. The Company has not been nor will be registered under the United States Investment Company Act of 1940 (as amended). Accordingly the Ordinary Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in the USA or Canada or to any resident of those jurisdictions.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in USA or Canada.

The Commonwealth of Australia

Subscribers who are resident in Australia should note the following. No prospectus in relation to the Ordinary Shares has been lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the Ordinary Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to or by any resident of Australia.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in Australia.

Republic of Ireland

Subscribers who are resident in the Republic of Ireland should note the following. As a result of regulations in the Republic of Ireland, no offer of Ordinary Shares is being made under this document to Subscribers with registered or mailing addresses in the Republic of Ireland.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in or from the Republic of Ireland.

CREST

The Company joined CREST on 7 December 1998. CREST is the computerised share transfer and settlement system which allows shares and other securities to be held in electronic form rather than paper form although a shareholder can continue dealing based on share certificates and stock transfer forms. For private investors who do not trade frequently, this latter course is likely to be more cost effective. For more information concerning CREST, Subscribers should contact their broker or, alternatively, CREST Co Limited at Trinity Tower, 9 Thomas More Street, London E1 9YN.

The Offer will be processed entirely outside the CREST system. Accordingly, definitive share certificates representing allotted Ordinary Shares will be issued after completion of the Placing and Offer (see Section headed "Share Certificates" below). Subscribers can then decide whether they wish to continue to hold their shares in certificated form.

Admission to AIM

Application will be made to the London Stock Exchange to admit the Ordinary Shares of the Company to trading on AIM and, subject, *inter alia*, to the Placing and Offer Agreement becoming unconditional in all respects and not being terminated in accordance with its terms by Deloitte & Touche Corporate Finance. It is expected that dealings in the Ordinary Shares will commence on 24 March 2000.

Share Certificates

Definitive certificates in respect of the Ordinary Shares to be issued will be despatched by first class post, at the risk of the person entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 30 March 2000 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued.

Further Terms and Conditions of Application

Each Subscriber by whom, or on whose behalf an Application Form is executed, irrevocably undertakes, represents, warrants and agrees to and with the Company and Deloitte & Touche Corporate Finance to the following effect:

1. He/She/It hereby acknowledges that the acceptance and basis of allocation of Ordinary Shares is in the absolute discretion of the Directors and that they have reserved the right to reject in whole or in part or to scale down any application. If any application is not accepted or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance thereof (as the case may be) will be returned by sending the Subscriber's cheque or banker's draft or a crossed cheque in favour of the Subscriber, in each case by post and at the risk of the person entitled thereto, to the address of the first-named Subscriber without interest. Notifications of non-acceptance or acceptance will not be issued pending issue of definitive certificates for the Ordinary Shares or return of the application monies (as the case may be);

2. That it is a condition of the Offer that applications to the value of approximately £9,500 or more which are settled by way of third party payment e.g. banker's draft, building society cheque or a cheque drawn by someone other than the Subscriber will be subject to the UK's Verification of Identity Requirements which are contained in the Money Laundering Regulations 1993 and that he/she/it hereby acknowledges that he/she/it has read and understood the information and requirements contained in the Section headed "Money Laundering Regulations 1993" contained in this Part IX;

3. He/She/It warrants that the cheque or banker's draft enclosed with the Application Form will be honoured on first presentation and agree that if such cheque or banker's draft is not so honoured he/she/it will not be entitled to receive a share certificate for any Ordinary Shares unless and until he/she/it makes payment in cleared funds for such Ordinary Shares and such payment is accepted by the Company in its absolute discretion (which acceptance will be on the basis that he/she/it indemnifies the Company against all cost, damages, losses, expenses and liabilities arising out of, or in connection with the failure of his/her/its remittance to be honoured on the first presentation);

4. He/She/It understands that an application by him/her/it to invest in the Company shall be deemed to be an offer up to the value of his/her/its application and that such offer shall be deemed to take effect on delivery or despatch by post (as the case may be) of the Application Form;

5. He/She/It confirms that he/she/it is not relying on any information or representation in relation to the Company other than that contained in the Prospectus and agrees that neither the Company nor any person responsible for the Prospectus or any part of it shall have any liability for any information or representation not so contained;

6. He/She/It hereby authorises the Company to send a cheque for any monies returnable to him/her/it by first class post at his/her/its risk to the address first given overleaf;

7. He/She/It agrees that his/her/its application is irrevocable;

8. He/She/It agrees that, if he/she/it has signed the Application Form on behalf of any other person he/she/it has due authority to do so and that such person will also be bound accordingly and be deemed to have given the confirmation, warranties and undertakings contained therein;

9. He/She/It warrants that he/she/it is not, nor is he/she/it applying on behalf of a person who is, under the age of 18;

10. He/She/It warrants and declares that he/she/it has read and reviewed the Section headed "Overseas Subscribers" in Part IX of the Prospectus and that (if applicable) he/she/it has complied with the requirements and now gives the representations and warranties contained therein;

11. He/She/It warrants that, in connection with his/her/its application, he/she/it has observed the laws of all requisite territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with his/her/its application in any territory and that he/she has not taken any action which will or may result in the Company and/or Deloitte & Touche Corporate Finance acting in breach of the regulatory or legal requirements of any territory in connection with the Offer or his/her/its application.

12. He/She/It authorises IRG plc or any person authorised by it, as his/her/its agent, to do all things necessary to effect registration of any Ordinary Shares allotted to him/her/it and authorise any representative of IRG plc to execute any document required therefor;

13. He/She/It agrees that the Application Form and all matters in connection herewith shall be construed in accordance with and governed by the laws of England and Wales. He/She/It agrees to submit to the exclusive jurisdiction of the English Courts but that nothing shall limit the right of the Company to bring any action, suit or proceeding arising out of or in connection with the Application Form or any matter in connection therewith in any manner permitted by law or in any court of competent jurisdiction.

14. He/She/It hereby declares that he/she/it has read, understood and agreed to the terms and conditions contained in the Prospectus and the Application Form, including the risk factors set out in Part II of the Prospectus and have taken all appropriate professional advice which he/she/it considers necessary before submitting this application and that he/she/it is aware of the special risks involved in participating in an investment of this nature and he/she/it understands that his/her/its application is made upon the terms of the Prospectus and this Application Form;

15. He/She/It acknowledges that, in relation to the transactions described in the Prospectus, the advisers of the Company mentioned therein are acting for the Company and are not acting for him/her/it or on his/her/its account and that accordingly, will not be responsible to him/her/it for providing protections afforded to their clients, for advising him/her/it on any transactions described herein or for ensuring that such transaction is suitable for him/her/it; and

16. He/She/It agrees that terms and expressions used in the Application Form shall have the meaning set out in the Prospectus unless the context requires otherwise.

Dated: 23 February 2000

REGEN THERAPEUTICS PLC

(registered in England and Wales under company number 3508592)

APPLICATION FORM

Offer of up to 2,678,571 Ordinary Shares of 5p each at 28p per share payable in full on application

This Application Form must be completed and returned to New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TH not later than 3:00 pm on 21 March 2000 (unless this deadline is extended by the Directors). Applications must be for a minimum of 3,500 Ordinary Shares (£980) and thereafter in multiples of 500 Ordinary Shares.

PROCEDURE FOR APPLICATION

1. Insert at A the total number of shares for which you are applying, together with the amount of your cheque or banker's draft . Applications should be for 3,500 or more Ordinary Shares in multiples of 500 Ordinary Shares. The minimum subscription is £980.

2. Complete in full the details requested at B and sign. This Application Form may be signed by another person on your behalf if that person is duly authorised to do so under a power of attorney or other form of authority acceptable to the Directors in their absolute discretion. The power of attorney or other form of authority (or a copy duly certified by a solicitor or a bank) must be enclosed, with this Application Form, for inspection. A corporation should sign under the hand of a duly authorised official whose representative capacity should be stated.

3. If you wish to apply jointly, you may do so with up to three other persons. Box B must be completed by one applicant. All other persons who wish to join in the application must complete and sign Box C.

   Another person may sign on behalf of any joint applicant if that other person is duly authorised to do so under power of attorney. The power of attorney (or a copy duly certified by a solicitor or a bank) must be enclosed, with the Application Form, for inspection. Certificates, cheques and other correspondence will be sent to the address in Box B.

4. The completed application form together with your cheque or banker's draft for the full amount payable on application should be sent to New Issues Department, IRG plc, P.O. Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive not later than 3.00 pm on 21 March 2000 (unless this deadline is extended by the Directors).

A

Total number of shares applied for	Total enclosed at 28p per share
	£

To the Directors:

I/We ("the Subscriber") hereby irrevocably offer to subscribe for the number of shares stated above in the capital of the Company at 28 pence per share, subject to the memorandum and articles of association of the Company and the terms and conditions of application set out in this Application Form and in Part IX of the prospectus issued by the Company dated 23 February 2000 ("Prospectus"). I/We enclose payment for the above mentioned sum, being the amount payable in full on application for the stated number of shares. I/We understand that the completion and delivery of this application form accompanied by a cheque or banker's draft constitute an undertaking that the cheque will be honoured on first presentation and an acceptance of the other terms and procedure for application set out in this application form and the Prospectus. I/We understand that no application will be accepted unless and until payment in full for the shares has been made. I/We agree to accept a lower number of shares should the Offer be oversubscribed. I/We declare that I/we am/are resident in the United Kingdom, Guernsey or Jersey.

I/We request that you forward to the first-named person below by post at his/her risk a definitive certificate in respect of the Ordinary Shares allotted to me/us and/or a cheque for any monies returnable to the address first given below. I/We request and authorise you to register any Ordinary Shares for which this application is accepted in the name (s) set out below.

B PLEASE USE BLOCK CAPITALS

Mr/Mrs/Miss/Ms...(Surname)

Forenames (in full)..

Name of corporation ....

Address (in full) ....

....

....

Home Tel.. Day Tel..

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

C PLEASE USE BLOCK CAPITALS

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)..

Name of corporation ....

Address (in full) ....

....

....

Home Tel.................................. Day Tel..................................

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)..

Name of corporation ....

Address (in full) ....

....

....

Home Tel.................................. Day Tel..................................

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)..

Name of corporation ....

Address (in full) ....

....

....

Home Tel.................................. Day Tel..................................

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

FSA/SRO/RPB No.

Intermediaries claiming commission should stamp the box above.

OFFICE USE ONLY	Application Number	Amount Received	Acknowledgement sent	Share Certificate	Commission	Broker's Stamp

IRG TRUSTEES LTD **BOURNE HOUSE, 34 BECKENHAM ROAD** **BECKENHAM, KENT, BR3 4TU**	**SRO and Membership Number** **Regulated by the Securities and Futures Authority** **Reference Number: 4409**

id/zm/feb2000

<u>END OF DOCUMENT</u>

SCHEDULE I

REGEN THERAPEUTICS PLC

Information submitted Pursuant to Rule 12g3-2(b)(i)

1 Selected material documents filed with Companies House of England and Wales

1.1 Memorandum of Association dated February 11, 1998, as amended by special resolution passed on March 5, 1998; May 18, 1998, and July 17, 1998 and amended by special resolution passed on March 31, 2003.

1.2 Articles of Association as adopted by special resolution passed on July 17, 1998 and amended by special resolutions passed on March 31, 2003 and April 26, 2005.

1.3 Certificate of Incorporation of a Public Limited Company of Bigboom plc dated February 11, 1998, together with incorporation documents (Form 10 and Form 12).

1.4 Certificate of Incorporation on Change of Name from Bigboom plc to Regen Therapeutics plc dated June 8, 1998.

1.5 Certificate of Incorporation on Change of Name from Regen Therapeutics plc to ReGen Therapeutics plc dated August 7, 1998.

1.6 Annual Return through February 11, 2007

1.7 Annual Return through February 11, 2006

1.8 Annual Return through February 11, 2005

1.9 Report and Financial Statements for the year ended December 31, 2006

1.10 Report and Financial Statements for the year ended December 31, 2005

1.11 Resolution passed on March 31, 2003 (i) subdividing every authorized but unissued Ordinary Share of 5p each into 50 shares of 0.1p each, (ii) subdividing and reclassifying every one issued Ordinary Share of 5p each as one Ordinary Share of 0.1p each and one Deferred Share of 4.9p, (iii) amending the Articles of Association, (iv) authorizing the directors to allot shares and (v) disapplying the statutory pre-emption rights.

1.12 Resolutions passed on April 26, 2005.

1.13 Resolutions passed on June 13, 2006.

1.14 Resolutions passed on May 15, 2007.

1.15 Resolutions passed on November 20, 2007.

1.16 Companies Form 288b – Resignation of Malcolm Beveridge as Company Director

1.17 Companies Form 288a – Appointment of R. Garrod as Company Director

1.18 Companies Forms 88(2) – Returns for allotments of shares.

1.19 Companies Form 122 – Notice of consolidation of the share capital of the Company

2 Documents relating to the listing of Ordinary Shares of ReGen Therapeutics Plc

2.1 Admission Document / Prospectus dated February 23, 2000.

3 Documents filed with AIM and made public by AIM, and Public Announcements

3.1 Documents delivered to the Regulatory Information Service in respect of Director Share Transactions:

3.1.1 Director Shareholding: Notification of director's shareholding dated June 13, 2005.

3.1.2 Director / PDMR Shareholding: Notification of director's shareholding dated December 5, 2006.

3.1.3 Director / PDMR Shareholding: Notification of change in Interests of Directors dated Decmber 12, 2006.

3.1.4 Director / PDMR Shareholding: Notification of director's shareholding dated November 21, 2007.

3.2 Documents delivered to the Regulatory Information Service in respect of Notifiable Shareholdings:

3.2.1 Holdings in Company: Notification of substantial shareholding dated February 1, 2005.

3.2.2 Holdings in Company: Disclosure of Notifiable Interest (Disposal of shares) dated February 7, 2005.

3.2.3 Holdings in Company: Disclosure of Notifiable Interest (Disposal of shares) dated February 14, 2005.

3.2.4 Holdings in Company: Notification of shareholding dated September 20, 2005.

3.2.5 Holdings in Company: Notification of shareholding dated September 22, 2005.

3.2.6 Holdings in Company: Notification of shareholding dated December 15, 2006.

3.2.7 Holdings in Company: Notification of substantial shareholding dated January 15, 2007.

3.2.8 Holdings in Company: Notification of major interest in shares dated February 2, 2007.

3.2.9 Holdings in Company: Notification of major interest in shares dated February 12, 2007.

3.2.10 Holdings in Company: Notification of major interest in shares dated February 12, 2007.

3.2.11 Holdings in Company: Notification of major interest in shares dated February 12, 2007.

3.2.12 Holdings in Company: Notification of major interest in shares dated February 14, 2007.

3.2.13 Holdings in Company: Notification of major interest in shares dated February 14, 2007.

3.2.14 Holdings in Company: Notification of major interest in shares dated February 14, 2007.

3.2.15 Holdings in Company: Notification of directors and major shareholders interested in 3% or more of the voting rights of the Company's issued share capital dated April 19, 2007.

3.2.16 Holdings in Company: Notification of major interest in shares dated June 20, 2007.

3.2.17 Holdings in Company: Notification of major interest in shares dated June 21, 2007.

3.2.18 Holdings in Company: Notification of major interest in shares dated August 10, 2007.

3.2.19 Holdings in Company: Notification of major interest in shares dated August 21, 2007.

3.2.20 Holdings in Company: Notification of major interest in shares dated October 11, 2007.

3.2.21 Holdings in Company: Notification of major interest in shares dated October 29, 2007.

3.2.22 Holdings in Company: Notification of major interest in shares dated November 2, 2007.

3.2.23 Holdings in Company: Notification of major interest in shares dated November 8, 2007.

3.2.24 Holdings in Company: Notification of major interest in shares dated November 9, 2007.

3.2.25 Holdings in Company: Notification of major interest in shares dated November 14, 2007.

3.2.26 Holdings in Company: Notification of major interest in shares dated November 22, 2007.

3.2.27 Holdings in Company: Notification of major interest in shares dated December 4, 2007.

3.2.28 Holdings in Company: Notification of major interest in shares dated December 5, 2007.

3.2.29 Holdings in Company: Notification of major interest in shares dated December 5, 2007.

3.2.30 Holdings in Company: Notification of major interest in shares dated December 5, 2007.

3.2.31 Holdings in Company: Notification of major interest in shares dated January 2, 2008.

3.3 Documents delivered to the Regulatory Information Service in respect of Financial Results of the Company:

3.3.1 Final Results: Chairman's statement and preliminary results to December 31, 2004, dated February 9, 2005.

3.3.2 Interim Results: Announcement of interim results for the 6 months to June 30, 2005, dated September 15, 2005.

3.3.3 Final Results: Chairman's statement and preliminary results to December 31, 2005, dated March 15, 2006.

3.3.4 Interim Results: Announcement of interim results for the 6 months to June 30, 2006, dated September 26, 2006.

3.3.5 Final Results: Chairman's statement and preliminary results to December 31, 2006, dated March 19, 2007.

3.3.6 Interim Results: Announcement of unaudited interim results for the 6 months to June 30, 2007, dated September 20, 2007.

3.4 Documents delivered to the Regulatory Information Service in respect of the General Meetings of the Company:

3.4.1 AGM Statement dated April 27, 2005.

3.4.2 Result of AGM: Results of Annual General Meeting and Directorate Change dated April 27, 2005.

3.4.3 EGM Statement dated October 10, 2005.

3.4.4 Notice of AGM: Notice of Annual General Meeting dated May 19, 2006.

3.4.5 AGM Statement: Results of Annual General Meeting dated June 13, 2006.

3.4.6 Notice of EGM: Notice of Extraordinary General Meeting dated September 1, 2006.

3.4.7 EGM Statement: Results of Extraordinary General Meeting dated September 26, 2006.

3.4.8 Notice of AGM: Notice of Annual General Meeting dated April 24, 2007.

3.4.9 AGM Statement: AGM Statement dated May 15, 2007.

3.4.10 AGM Statement: Results of Annual General Meeting dated May 15, 2007.

3.4.11 EGM, Capital Consolidation: Announcement of reorganization of share capital dated October 26, 2007.

3.4.12 EGM Statement: Results of Extraordinary General Meeting dated November 20, 2007.

3.4.13 Result of EGM: Results of Extraordinary General Meeting dated November 20, 2007.

3.5 Documents delivered to the Regulatory Information Service in respect of the Issue of Ordinary Shares of ReGen Therapeutics Plc and Admission for Listing with AIM

3.5.1 Issue of Equity: Announcement of placing dated September 15, 2005.

3.5.2 Issue of Equity: Announcement of placing dated May 12, 2006.

3.5.3 Issue of Equity: Announcement of placing dated July 21, 2006.

3.5.4 Issue of Equity: Announcement of placing dated February 6, 2007.

3.5.5 Issue of Equity: Announcement of placing dated June 14, 2007.

3.6 Press Releases / Research Updates of the Company:

3.6.1 Research Update: Announcement of Grant of US Patent on use of Colostrinin to promote neuronal cell differentiation dated February 14, 2005.

3.6.2 Research Update: Announcement of US patent on use of Colostrinin in dementia dated March 4, 2005.

3.6.3 Directorate Change: Announcement of appointment of additional non-executive director dated March 8, 2005.

3.6.4 Statement re ADR's: Announcement that Pali Capital Inc. started making a market in ReGen's ADR's dated March 15, 2005.

3.6.5 Research Update: ReGen achieves production scale-up milestone for Colostrinin dated June 20, 2005.

3.6.6 Research Update: Colostrinin reduces aggregation and toxicity of Alzheimer's disease peptide (beta-amyloid) and protects nerve cells in-vitro dated June 27, 2005.

3.6.7 Grant of US Patent: Announcement of grant of US patent on use of Colostrinin to promote induction of Cytokines dated August 10, 2005.

3.6.8 Acquisition of Rights: Announcement of acquisition of rights to new use for well known drug dated September 6, 2005.

3.6.9 Share Finance Facility: Announcement of entering into a committed share finance facility dated September 15, 2005.

3.6.10 Research Update: In-vitro study shows ReGen's Colostrinin increases lifespan of mouse cells predisposed to premature ageing dated September 28, 2005.

3.6.11 Research Update: In-vitro study showing ReGen's Colostrinin can cause the proliferation and differentiation of nerve cells has been published dated January 9, 2006.

3.6.12 Acquisition: ReGen to acquire Sciencom Limited dated February 8, 2006.

3.6.13 Acquisition: Completion of the acquisition of Sciencom Limited dated February 14, 2006.

3.6.14 Research Update: ReGen starts safety studies with industrial scale bovine Colostrinin to support its commercialization as a nutraceutical dated May 9, 2006.

3.6.15 Research Update: ReGen announces publication showing reversal of effects of severe brain injury by zolpidem dated May 22, 2006.

3.6.16 Response to Press Comment: Statement in response to press comment regarding licensing agreement dated July 4, 2006.

3.6.17 Licence Agreement: ReGen signs first commercialization deal for Colostrinin with Metagenics, a leading nutraceutical developer and manufacturer, dated July 13, 2006.

3.6.18 Trading Statement: Statement regarding current year revenue dated July 14, 2006.

3.6.19 Research Update: In-vitro study shows ReGen's Colostrinin to have anti-ageing and anti-cancer potential dated August 25, 2006.

3.6.20 Research Update: ReGen starts South African Zolipdem clinical study in brain damage conditions dated December 7, 2006.

3.6.21 5th Annual City Presentation: Announcement of Annual City Presentation dated December 11, 2006.

3.6.22 Research Update: Study showing that ReGen's Colostrinin increases life-span and neurological performance in mice to be presented at Alzheimer's disease conference dated February 5, 2007.

3.6.23 Research Update: Data showing that ReGen's Colostrinin supports healthy cognitive function presented at the 2007 International Congress on Natural Medicine in Australia dated June 11, 2007.

3.6.24 Product Launch: ReGen's cognitive nutraceutical Colostrinin launched in Australia dated July 16, 2007.

3.6.25 Website Compliance: ReGen announces website compliance dated August 1, 2007.

3.6.26 Research Update: ReGen clinical study confirms that a novel formulation of Zolpidem is non-sedating dated August 23, 2007.

3.6.27 Product Launch: ReGen's cognitive nutraceutical Colostrinin launched in USA dated October 1, 2007.

3.6.28 Zolpidem on BBC1 Documentary: Announcement of BBC Documentary on ReGen's novel use of Zolpidem dated October 31, 2007.

3.6.29 Research Update: ReGen Therapeutics Plc Annual City Presentation dated December 10, 2007.

3.7 Documents delivered to the Regulatory Information Service in respect of change of the Company's adviser:

3.7.1 Change of Adviser: Announcement of change of adviser dated July 18, 2005.

3.7.2 Change of Adviser: Announcement of change of adviser dated August 17, 2006.

3.7.3 Change of Adviser: Announcement of change of adviser dated September 19, 2007.

3.8 Documents delivered to the Regulatory Information Service in respect of total voting rights:

3.8.1 Total Voting Rights: Total voting rights and share capital dated December 20, 2006.

3.8.2 Total Voting Rights: Total voting rights dated February 28, 2007.

3.8.3 Total Voting Rights: Total voting rights dated June 29, 2007.

3.8.4 Total Voting Rights: Total voting rights dated November 30, 2007.

4 Documents distributed to Shareholders

4.1 Notice of Annual General Meeting to be held on June 13, 2006, dated May 19, 2006.

4.2 Notice of Extraordinary General Meeting to be held on September 26, 2006, dated September 1, 2006.

4.3 Notice of Annual General Meeting to held on May 15, 2007 dated April 18, 2007.

4.4 Notice of Extraordinary General Meeting to be held on November 20, 2007 dated October 26, 2007.

3.1.1

investegate

ReGen Therapeutics - Director Shareholding

ReGen Therapeutics PLC
13 June 2005

13 June 2005

DIRECTOR SHAREHOLDING

ReGen Therapeutics Plc (the 'Company') announces that on 10 June 2005 it received notification from Dr P. Garrod, a non-executive director, that he had acquired 1,000,000 ordinary shares of the Company at 1.25p per share. Dr Garrod now holds and is beneficially interested in 38,750,000 ordinary shares representing 11.3% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

3.1.2

investegate

ReGen Therapeutics - Director/PDMR Shareholding

ReGen Therapeutics PLC
05 December 2006

DIRECTOR SHAREHOLDING

London, UK - 5 December, 2006: ReGen Therapeutics Plc (the 'Company') announces that it has today received notification from Dr P. Garrod, a non-executive director, that he has acquired 500,000 ordinary shares of the Company at 1.15p per share. Dr Garrod now holds and is beneficially interested in 66,750,000 ordinary shares representing 9.61% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Greycoat Communications

3.1.3

investegate

ReGen Therapeutics - Director/PDMR Shareholding

ReGen Therapeutics PLC
12 December 2006

Notification of Change in Interests of Directors

London: On 12 December 2006 options ('Options') were granted to directors of the Company in respect of an aggregate of 43,200,000 ordinary shares of 0.1p each in the Company ('Ordinary Shares'). The Options, taken with existing options and warrants over Ordinary Shares, will, if exercised, represent 5.77 per cent of the then enlarged issued share capital of the Company.

All Options were granted with an exercise price of 1.25p per Ordinary Share (the closing mid-market price on 12 December 2006) and may normally be exercised between 31 December 2007 and 12 December 2016. The exercise of all Options is subject to first meeting performance conditions based on product launch and achieving certain revenue and profit targets over 2007, 2008 and 2009. Prior to receiving these grants the executive Directors cancelled all previously granted options (which were not subject to performance targets).

No amounts were paid for the grants themselves.

Percy Lomax was granted 13,000,000 Options. Following this announcement Mr Lomax holds a total of 2,282,069 Ordinary Shares (representing 0.33 per cent of issued share capital) and 13,000,000 options over Ordinary Shares in the capital of the Company.

Timothy Shilton was granted 9,000,000 Options. Following this announcement Mr Shilton holds a total of 500,000 Ordinary Shares (representing 0.07 per cent of issued share capital) and 9,000,000 options over Ordinary Shares in the capital of the Company.

Norman Lott was granted 8,000,000 Options. Following this announcement Mr Lott holds a total of 182,000 Ordinary Shares (representing 0.026 per cent of issued share capital) and 8,000,000 options over Ordinary Shares in the capital of the Company.

Martin Small was granted 8,000,000 Options. Following this announcement Mr Small holds a total of 2,248,736 Ordinary Shares (representing 0.32 per cent of issued share capital) and 8,000,000 options over Ordinary Shares in the capital of the Company.

Keith Corbin was granted 2,700,000 Options. Following this announcement Mr Corbin holds a total of 1,105,000 Ordinary Shares (representing 0.16 per cent of issued share capital) and 3,300,000 options over Ordinary Shares in the capital of the Company.

Peter Garrod was granted 2,500,000 Options. Following this announcement Mr Garrod holds a total of 66,750,000 Ordinary Shares (representing 9.61 per cent of issued share capital) and 2,500,000 options over Ordinary Shares in the capital of the Company.

Further Information

Andrew Marshall, Greycoat Communications Tel: 020 7960 6007

3.1.4

investegate

ReGen Therapeutics - Director/PDMR Shareholding

ReGen Therapeutics PLC
21 November 2007

ReGen Therapeutics Plc

21 November 2007

ReGen Therapeutics Plc

DIRECTORS' SHAREHOLDINGS

London, UK - 21 November, 2007: ReGen Therapeutics Plc (the 'Company') announces that it has today received notifications from three of its directors that they have acquired additional ordinary shares in the Company. Mr Percy Lomax has acquired 12,250 ordinary shares at 40p per share and now holds 38,487 ordinary shares representing 0.375% of the current issued share capital of the Company. Mr Martin Small has acquired 12,000 ordinary shares at 40p per share and now holds 45,820 ordinary shares representing 0.447% of the current issued share capital of the Company. Dr Peter Garrod has acquired 10,000 ordinary shares at 41p per share and now holds 757,500 ordinary shares representing 7.38% of the current issued share capital of the Company.

Executive Chairman Percy Lomax commented 'These purchases demonstrate the Directors confidence in the Company and its future.'

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel No 020 7960 6007

Percy Lomax - Executive Chairman
ReGen Therapeutics Plc
Tel No 020 7153 4920
Direct No 020 8504 2156

Roland Cornish
Beaumont Cornish Limited
Tel No 020 7628 3396

Nick Bealer
King & Shaxson Capital Limited
Tel No 020 7426 5986

3.2

3.2.1

investegate

RECEIVED

2008 JAN 14 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
01 February 2005

ReGen Therapeutics Plc

SUBSTANTIAL SHAREHOLDING

1 February, 2005

ReGen Therapeutics Plc (the 'Company') announces that on 31 January 2005 it received notification from Mr P. Garrod that he is beneficially interested in 36,000,000 ordinary shares of the Company representing 10.5% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

3.2.3

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
14 February 2005

ReGen Therapeutics Plc

DISCLOSURE OF NOTIFIABLE INTEREST - DISPOSAL OF SHARES

London, UK - 14 February, 2005: ReGen Therapeutics Plc (the 'Company') announces that on 11 February 2005 it received notification from New Opportunities Investment Trust Plc that, following a disposal by it of 1,000,000 ordinary shares of the Company on 10 February 2005, it now retains a holding of ordinary shares of less than the Notifiable Interest level of 3% of the issued share capital of the Company.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Marshall Robinson Roe

3.2.4

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
20 September 2005

20 September 2005

Declaration of Shareholding in ReGen Therapeutics Plc

Pursuant to the Companies Act 1985, we have been notified on the 20 September 2005, by City Equities Limited that it purchased 30m Ordinary Shares in ReGen Therapeutics Plc in the recent placing, representing approximately 6.93% of the issued share capital.

Having sold (acting as Principal) all of these shares to certain of it's private customers, as on 20 September 2005, City Equities Limited ceased to have an interest in the share capital of ReGen Therapeutics plc.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

3.2.5

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
22 September 2005

ReGen Therapeutics Plc
22 September 2005

Immediate Release

ReGen Therapeutics Plc

Declaration of Shareholding

Pursuant to the Companies Act 1985, ReGen Therapeutics Plc (the 'Company') has received notification on the 22 September 2005 from Wills & Co Stockbrokers Limited that it has a beneficial interest in 13,920,000 ordinary shares in the Company, registered in the name of Pershing Keen Nominees, representing approximately 3.21% of the current issued share capital.

For further information, please contact:

Andrew Marshal
Marshall Robinson Roe
Tel. No. 020 7960 6007

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
15 December 2006

London, UK - 15 December, 2006: ReGen Therapeutics Plc (the 'Company') announces that today it received notification from Mr Tigran Kalaydjian that he is beneficially interested in 21,000,000 ordinary shares of the Company representing 3.03% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Greycoat Communications

This information is provided by RNS
The company news service from the London Stock Exchange

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
15 January 2007

SUBSTANTIAL SHAREHOLDING

London, UK - 15 January, 2007: ReGen Therapeutics Plc (the 'Company') announces that it has today received notification from Mr Tigran Kalaydjian that he has acquired 1,000,000 ordinary shares of the Company at 1.05p per share. Mr Kalaydjian now holds and is beneficially interested in 22,000,000 ordinary shares representing 3.17% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Tel. 020 7960 6007
Greycoat Communications

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
02 February 2007

2 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

24 January 2007

6. Date on which issued notified:

1 February 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	41,468,724
Number of Voting Rights (viii)	41,468,724
Resulting situation after the triggering transaction (viii) -	
Number of Shares	41,868,724
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	41,868,724
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.03

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	41,868,724
% of voting rights	6.03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: N/A

15. Contact telephone number: N/A

N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
12 February 2007

12 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Tigran Kalaydjian

4. Full name of shareholder(s) (if difference from 3):

Unokal Ltd
Clariant Foundation

5. Date of the transaction and date on which the threshold is crossed or reached (v):

9 February 2007

6. Date on which issued notified:

12 February 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	22,450,000
Number of Voting Rights (viii)	22,450,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	25,450,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	25,450,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	3.01

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	25,450,000
% of voting rights	3.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Unokal Ltd
Clariant Foundation

Proxy Voting:

10. Name of the proxy holder: N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

RECEIVED

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
12 February 2007

12 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

City Equities

4. Full name of shareholder(s) (if difference from 3):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

9 February 2007

6. Date on which issued notified:

12 February 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	50,000,000
Number of Voting Rights (viii)	50,000,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	475,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	475,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	0.06

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument N/A

Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A
Total (A+B)	
Number of voting rights	475,000
% of voting rights	0.06

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
12 February 2007

12 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   ReGen Therapeutics Plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

   City Equities

4. Full name of shareholder(s) (if difference from 3):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

   9 February 2007

6. Date on which issued notified:

   12 February 2007

7. Threshold(s) that is/are crossed or reached:

   3%

8. Notified details

   A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	Nil
Number of Voting Rights (viii)	Nil
Resulting situation after the triggering transaction (viii) -	
Number of Shares	50,000,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	50,000,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.91

   B: Financial Instruments

   Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A

Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A
Total (A+B)	
Number of voting rights	50,000,000
% of voting rights	5.91

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	N/A
15. Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
14 February 2007

14 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

7 February 2007

6. Date on which issued notified:

14 February 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	41,004,244
Number of Voting Rights (viii)	41,004,244
Resulting situation after the triggering transaction (viii) -	
Number of Shares	41,894,732
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	41,894,732
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.04

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	41,894,732
% of voting rights	6.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
14 February 2007

14 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

9 February 2007

6. Date on which issued notified:

14 February 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	42,006,393
Number of Voting Rights (viii)	42,006,393
Resulting situation after the triggering transaction (viii) -	
Number of Shares	45,006,393
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	45,006,393
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.32

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	45,006,393
% of voting rights	5.32

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder: N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan

HB-Corporate

Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
14 February 2007

14 February 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting right

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

2 February 2007

6. Date on which issued notified:

14 February 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB000446
Situation Previous to the triggering transaction (vi) -	
Number of Shares	42,434
Number of Voting Rights (viii)	42,434
Resulting situation after the triggering transaction (viii) -	
Number of Shares	39,717
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	39,717
% of voting rights - Direct	
% of voting rights - Indirect	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument N/A

Expiration date (xiii)	N/A	
Exercise/Conversion Period/Date (xiv)	N/A	
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A	
% of voting rights	N/A	

Total (A+B)

Number of voting rights	39,717,671
% of voting rights	5.72

9. Chain of controlled undertakings through which the voting rights and/or the financial in effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Imran Ahmad / Rod Venables/ Cecil Jordaan
HB-Corporate
Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
19 April 2007

19 April 2007

ReGen Therapeutics Plc

HOLDINGS IN COMPANY

ReGen Therapeutics Plc (the 'Company') announces that it had received notification by the 20 March pursuant to the transitional provisions of the Disclosure and Transparency Rules that the following directors and major shareholders are interested in 3% or more of the voting rights of the Company's issued share capital.

	Voting rights	% of total voting rights
Directors		
Peter Garrod	71,750,000	8.48%
Other major shareholders		
Barclays PLC on behalf of Barclays Stockbrokers Ltd Gerrard Ltd	45,006,393	5.32%
Tigran Kalaydjian	26,250,000	3.10%

The above percentages are based on 846,146,110 ordinary shares being the total number of the Company's issued ordinary shares each carrying voting rights.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Greycoat Communications

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
20 June 2007

20 June 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Tigran Kalaydjian

4. Full name of shareholder(s) (if difference from 3):

Unokal Ltd
Clariant Foundation

5. Date of the transaction and date on which the threshold is crossed or reached (v):

20 June 2007

6. Date on which issued notified:

20 June 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	28,600,000
Number of Voting Rights (viii)	28,600,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	30,000,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	30,000,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	2.92

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	30,000,000
% of voting rights	2.92

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Unokal Ltd
Clariant Foundation

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Rory Creedon/ Cecil Jordaan
HB-Corporate
Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
21 June 2007

21 June 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   ReGen Therapeutics Plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

   Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

   19 June 2007

6. Date on which issued notified:

   20 June 2007

7. Threshold(s) that is/are crossed or reached:

   5% to 4%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	48,753,387
Number of Voting Rights (viii)	48,753,387
Resulting situation after the triggering transaction (viii) -	
Number of Shares	50,811,919
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	50,811,919
% of voting rights - Direct	N/A
% of voting rights - Indirect	4.95

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A
Total (A+B)	
Number of voting rights	50,811,919
% of voting rights	4.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Rory Creedon/ Cecil Jordaan
HB-Corporate
Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
10 August 2007

REGEN THERAPEUTICS PLC
('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Tigran Kalaydjian

4. Full name of shareholder(s) (if difference from 3):

Unokal Ltd
Clariant Foundation

5. Date of the transaction and date on which the threshold is crossed or reached (v):

8 August 2007

6. Date on which issued notified:

9 August 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	30,000,000
Number of Voting Rights (viii)	30,000,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	31,000,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	31,000,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	3.02

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A

Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	31,000,000
% of voting rights	3.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Unokal Ltd
Clariant Foundation

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:
Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Percy Lomax
ReGen Therapeutics Plc
Tel: +44 (0) 153 4920

Andrew Baker / Cecil Jordaan / Rory Creedon
HB Corporate
Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
21 August 2007

REGEN THERAPEUTICS PLC
('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Andrew Clement Wilson

4. Full name of shareholder(s) (if difference from 3):

As above

5. Date of the transaction and date on which the threshold is crossed or reached (v):

16 July 2007

6. Date on which issued notified:

21 August 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	30,505,000
Number of Voting Rights (viii)	30,505,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	30,855,000
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	30,855,000
% of voting rights - Direct	N/A
% of voting rights - Indirect	3.01

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	30,855,000
% of voting rights	3.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares are held in own name

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Percy Lomax
ReGen Therapeutics Plc
Tel: +44 (0) 207 153 4920

Andrew Baker / Cecil Jordaan / Rory Creedon
HB Corporate
Tel: +44(0) 207 510 8600

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
11 October 2007

11 October 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Andrew Clement Wilson

4. Full name of shareholder(s) (if difference from 3):

As above

5. Date of the transaction and date on which the threshold is crossed or reached (v):

9 October 2007

6. Date on which issued notified:

11 October 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	40,950,000
Number of Voting Rights (viii)	40,950,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	41,750,000
Number of Voting Rights - Direct (x)	41,750,000
Number of Voting Rights - Indirect (xi)	N/A
% of voting rights - Direct	4.07
% of voting rights - Indirect	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	41,750,000
% of voting rights	4.07

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares are held in own name

Proxy Voting:

10. Name of the proxy holder: N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Percy Lomax
ReGen Therapeutics Plc
Tel: +44 (0) 207 153 4920

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
29 October 2007

29 October 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

25 October 2007

6. Date on which issued notified:

26 October 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	61,417,949
Number of Voting Rights (viii)	61,417,949
Resulting situation after the triggering transaction (viii) -	
Number of Shares	61,980,949
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	61,980,949
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.04

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	61,980,949
% of voting rights	6.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
02 November 2007

2 November 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

1 November 2007

6. Date on which issued notified:

2 November 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	62,581,099
Number of Voting Rights (viii)	62,581,099
Resulting situation after the triggering transaction (viii) -	
Number of Shares	60,797,719
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	60,797,719
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.93

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	60,797,719
% of voting rights	5.93

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
09 November 2007

9 November 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

8 November 2007

6. Date on which issued notified:

9 November 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	61,539,685
Number of Voting Rights (viii)	61,539,685
Resulting situation after the triggering transaction (viii) -	
Number of Shares	61,092,916
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	61,092,916
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.96

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	61,092,916
% of voting rights	5.96

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: N/A

15. Contact telephone number: N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
08 November 2007

8 November 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

7 November 2007

6. Date on which issued notified:

8 November 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	61,382,170
Number of Voting Rights (viii)	61,382,170
Resulting situation after the triggering transaction (viii) -	
Number of Shares	61,539,685
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	61,539,685
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.00

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	61,539,685
% of voting rights	6.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
14 November 2007

14 November 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

12 November 2007

6. Date on which issued notified:

13 November 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB0004468319
Situation Previous to the triggering transaction (vi) -	
Number of Shares	61,435,378
Number of Voting Rights (viii)	61,435,378
Resulting situation after the triggering transaction (viii) -	
Number of Shares	61,720,239
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	61,720,239
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.02

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	61,720,239
% of voting rights	6.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
22 November 2007

22 November 2007

REGEN THERAPEUTICS PLC
('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Andrew Clement Wilson

4. Full name of shareholder(s) (if difference from 3):

As above

5. Date of the transaction and date on which the threshold is crossed or reached (v):

21 November 2007

6. Date on which issued notified:

22 November 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB00B28XMY25
Situation Previous to the triggering transaction (vi) -	
Number of Shares	417,500
Number of Voting Rights (viii)	417,500
Resulting situation after the triggering transaction (viii) -	
Number of Shares	526,500
Number of Voting Rights - Direct (x)	526,500
Number of Voting Rights - Indirect (xi)	N/A
% of voting rights - Direct	5.13
% of voting rights - Indirect	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	526,500
% of voting rights	5.13

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares are held in own name

Proxy Voting:

10. Name of the proxy holder: N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Percy Lomax
ReGen Therapeutics Plc
Tel: +44 (0) 207 153 4920

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
04 December 2007

4 December 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

30 November 2007

6. Date on which issued notified:

03 December 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB00B28XMY25
Situation Previous to the triggering transaction (vi) -	
Number of Shares	622,041
Number of Voting Rights (viii)	622,041
Resulting situation after the triggering transaction (viii) -	
Number of Shares	613,632
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	613,632
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.98

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	613,632
% of voting rights	5.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

invest gate

ReGen Therapeutics - Significant Shareholding

ReGen Therapeutics PLC
06 December 2007

5 December 2007

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full *name of shareholder(s) (if difference from 3):*

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

5 December 2007

6. Date on which issued notified:

6 December 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB00B28XMY25
Situation Previous to the triggering transaction (vi) -	
Number of Shares	616,491
Number of Voting Rights (viii)	616,491
Resulting situation after the triggering transaction (viii) -	
Number of Shares	605,077
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	605,077
% of voting rights - Direct	N/A
% of voting rights - Indirect	5.90

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	605,077
% of voting rights	5.90

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: N/A

15. Contact telephone number: N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
05 December 2007

5 December 2007

REGEN THERAPEUTICS PLC
('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if difference from 3):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached (v):

3 December 2007

6. Date on which issued notified:

04 December 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB00B28XMY25

Situation Previous to the triggering transaction (vi) -

Number of Shares	613,632
Number of Voting Rights (viii)	613,632

Resulting situation after the triggering transaction (viii) -

Number of Shares	616,491
Number of Voting Rights - Direct (x)	N/A
Number of Voting Rights - Indirect (xi)	616,491
% of voting rights - Direct	N/A
% of voting rights - Indirect	6.01

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	616,491
% of voting rights	6.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Holding(s) in Company

ReGen Therapeutics PLC
05 December 2007

5 December 2007

REGEN THERAPEUTICS PLC
('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   ReGen Therapeutics Plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

   Andrew Clement Wilson

4. Full name of shareholder(s) (if difference from 3):

   As above

5. Date of the transaction and date on which the threshold is crossed or reached (v):

   30 November 2007

6. Date on which issued notified:

   5 December 2007

7. Threshold(s) that is/are crossed or reached:

   6%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	GB00B28XMY25
Situation Previous to the triggering transaction (vi) -	
Number of Shares	606,500
Number of Voting Rights (viii)	606,500
Resulting situation after the triggering transaction (viii) -	
Number of Shares	616,500
Number of Voting Rights - Direct (x)	616,500
Number of Voting Rights - Indirect (xi)	N/A
% of voting rights - Direct	6.01
% of voting rights - Indirect	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A

Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	616,500
% of voting rights	6.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares are held in own name

Proxy Voting:

10.	Name of the proxy holder:	N/A
11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	N/A
15.	Contact telephone number:	N/A

For further information:

Andrew Marshall
Greycoat Communications
Tel: +44 (0) 207 960 6007
Mobile: +44 (0) 7785 297111

Percy Lomax
ReGen Therapeutics Plc
Tel: +44 (0) 207 153 4920

Roland Cornish / Felicity Geidt
Beaumont Cornish Limited
Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Major Interest in Shares

ReGen Therapeutics PLC
02 January 2008

2 January 2008

REGEN THERAPEUTICS PLC

('ReGen' or the 'Company'; Ticker: (RGT))

TR-1(i): NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ReGen Therapeutics Plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation (iii):

Andrew Clement Wilson

4. Full name of shareholder(s) (if difference from 3):

N/A

5. Date of the transaction and date on which the threshold is crossed or reached (v):

11 December 2007

6. Date on which issued notified:

02 January 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN Code	ORDB28XMY2
Situation Previous to the triggering transaction (vi) -	
Number of Shares	717,000
Number of Voting Rights (viii)	717,000
Resulting situation after the triggering transaction (viii) -	
Number of Shares	727,000
Number of Voting Rights - Direct (x)	727,000
Number of Voting Rights - Indirect (xi)	N/A
% of voting rights - Direct	7.08%
% of voting rights - Indirect	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	N/A
Expiration date (xiii)	N/A
Exercise/Conversion Period/Date (xiv)	N/A
Number of voting rights that may be acquired if the instrument is exercised/converted	N/A
% of voting rights	N/A

Total (A+B)

Number of voting rights	727,000
% of voting rights	7.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A
12.	Date on which proxy holder will cease to hold voting rights:	N/A
13.	Additional information:	N/A
14.	Contact name:	Patrick Wilson
15.	Contact telephone number:	028 90 446000

For further information:

Andrew Marshall

Greycoat Communications

Tel: +44 (0) 207 960 6007

Mobile: +44 (0) 7785 297111

Roland Cornish / Felicity Geidt

Beaumont Cornish Limited

Tel: +44(0) 207 628 3396

investegate

ReGen Therapeutics - Final Results

ReGen Therapeutics PLC
09 February 2005

REGEN THERAPEUTICS PLC

Chairman's Statement and preliminary results to 31 December 2004

PRELIMINARY STATEMENT to end December 2004

In 2004 ReGen progressed on the financial, scientific and commercial fronts.

FINANCIALS

For the first time ReGen reported sales. These were generated through our acquisition of Guildford Clinical Pharmacology Unit Limited (GCPUL), a Contract Research Organisation and amounted to £99,000 for the period from 25th October, the effective date of the acquisition, to 31st December 2004.

As we have previously indicated we increased our development spend in 2004 and this rose by 40% to £457,000. We continued to keep a tight rein on administrative costs, which increased by 16%, despite the addition of just over two months administration costs for GCPUL. The result was, therefore, an operating loss 18% higher at £1.544 million.

At the year end cash amounted to £771,000 and debtors amounted to £1,164,000 of which £811,000 were funds due from the December 2004 placing which subsequently has been received by the Company. The doubling of Creditors primarily reflects the acquisition of GCPUL.

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

During the year our scientific collaborators, primarily the University of Texas Medical Branch, Galveston, Texas, USA, Roswell Park Cancer Institute, Buffalo, New York, USA and the Open University, Milton Keynes, UK have made significant scientific progress. Four major scientific announcements were made during 2004.

At the 14th Alzheimer Europe Conference in May 2004 scientists presented two papers: in one they showed that Colostrinin can prevent the aggregation of beta amyloid and reduce its toxic effect on neuroblastoma cells and in the other they showed that Colostrinin(TM) can block the proliferation and promote the differentiation of primary cells into neuronal cells.

In July 2004 at the 9th International Conference on Alzheimer's Disease and Related Disorders scientists reported that the neuroprotective effects of Colostrinin can be due, in part, to a decrease in beta amyloid-induced apoptosis.

Also in the same month, at the Federation of European Neurological Societies meeting it was reported that Colostrinin was able to enhance memory when compared with control saline injections in young chicks.

Finally, in October 2004 at The Society for Neuroscience meeting, the same scientists, again in the chick model, showed that pre-treatment with Colostrinin can limit the memory impairment induced by beta amyloid, a toxic protein involved in the pathology of Alzheimer's disease. Bovine sourced Colostrinin made by ReGen's new production process was shown to have the same activity profile as the ovine sourced material as used in clinical studies.

During our discussions in 2004 with potential pharmaceutical and nutraceutical licensing partners, it became apparent to us that a product such as Colostrinin(TM) is more commercially attractive as a nutraceutical. We therefore have focused on producing Colostrinin(TM) as a nutraceutical product and we have ongoing discussions with a number of potential partners.

Our scientific evidence, taken together with the publication of the findings of

our clinical trial RG-010 in the peer reviewed Journal of Alzheimer's Disease, gives us confidence in the activity of Colostrinin in Alzheimer's disease. Thus we are in the process of characterizing the compounds constituent peptides, so that we hope to have a classical small molecular weight pharmaceutical product with a biological activity similar or exceeding original Colostrinin(TM). In fact, one of the constituent peptides, known as Colostral-Val nonapeptide, has been already identified, synthesized and proved to facilitate learning and memory in a rat model.

Investors will also be aware that the IPO market in our sector was very depressed between 2001 and 2003; despite a recovery in 2004 there is still a large backlog of potential IPO's. There are, therefore, greater opportunities for us to acquire smaller, revenue generating companies, which may not have been the case four to five years ago. To this end in October 2004 the Company acquired Guildford Clinical Pharmacology Unit Limited, a Contract Research Organisation based in Surrey, England.

GCPUL provides a high quality service in performing clinical trials for the pharmaceutical and biotech industry, using its associations with the Royal Surrey County Hospital and the University of Surrey. Over the past ten years GCPUL has established a reputation for delivering quality research to its clients and has successfully completed studies embracing a wide spectrum of therapeutic areas, encompassing First-Dose-to-Man through to Phase II studies.

ReGen has ambitions to build GCPUL into a profit centre within the group and is looking to make further acquisitions in this area.

Looking to the future development of the Company, we have established an American Depositary Receipt programme in the US. This is commercially relevant as we carry out research, development and manufacturing in the US and 62% of Central Nervous System pharmaceutical sales are in the US, which is also the most developed nutraceutical market in the world. On the financial side, the US is by far the largest capital market, particularly for biotech, and in consequence we believe that shareholder value will be enhanced by ReGen having access to the US equity markets.

2005

I said in 2004 that we would be a very different company by the year-end. This has proven to be true as we broaden our base to include nutraceuticals and contract research. The key objective of our Group, however, remains the development of a pharmaceutical for the treatment of Alzheimer's disease and I look forward to being able to report further progress on this next year. The Company as a whole is much more broadly based than it was a year ago and we intend to continue diversifying to provide shareholders with a more broadly based investment.

Percy W Lomax
Executive Chairman

9th February 2005

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2004

	2002 2004 £ (Unaudited)	2003 £ (Audited)
Turnover	98,794	-
Acquisitions		
Cost of sales	44,665	-
Acquisitions		
Gross Profit	54,129	-
Administrative costs		
Development costs	456,566	325,636
Other - Continuing	994,783	905,619
- Acquisitions	68,663	-
Goodwill amortisation	77,748	74,490

	(1,597,760)	(1,305,745)
Operating loss	(1,543,631)	(1,305,745)
Interest receivable	46,126	10,391
Amounts written off current asset investments	-	(688,106)
Interest payable	(4,723)	(8,098)
Loss on ordinary activities before taxation	(1,502,228)	(1,991,558)
Taxation on loss from ordinary activities	114,202	30,000
Loss on ordinary activities after taxation	(1,388,026)	(1,961,558)
Basic and diluted loss per share	(0.49)p	(0.98)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2004

	2004 £ (Unaudited)	2004 £ (Unaudited)	2003 £ (Audited)	2003 £ (Audited)
Fixed assets				
Intangible assets		2,190,130		1,825,445
Tangible assets		18,498		4,357
		2,208,628		1,829,802
Current assets				
Stocks	500		-	
Debtors	1,163,549		484,002	
Cash at bank and in hand	771,185		996,215	
	1,935,234		1,480,217	
Creditors: amounts falling due within one year	600,892		281,769	
Net current assets		1,334,342		1,198,448
Total assets less current liabilities		3,542,970		3,028,250
Capital and reserves				
Called up share capital		5,639,868		5,559,733
Share premium		9,173,181		7,592,878
Other reserves		242,308		-
Profit and loss account		(11,512,563)		(10,124,537)
Equity shareholders' funds		3,542,794		3,028,074
Non-equity minority interests		176		176
		3,542,970		3,028,250

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2004

	2004 £ (Unaudited)	2004 £ (Unaudited)	2003 £ (Audited)	2003 £ (Audited)
Net cash outflow from operating activities		(1,789,071)		(1,609,927)
Returns on investments and servicing of finance				
Interest received	46,126		10,391	
Interest paid	(4,723)		(8,098)	
		41,403		2,293
Taxation		-		83,533
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(4,346)		(92)	
Payments to acquire intangible fixed assets	(66,234)		(49,719)	
		(70,580)		(49,811)
Acquisitions and disposals				
Purchase of a business:				
Acquisition expenses	(44,880)		-	
Cash acquired	(115,234)		-	
		(160,114)		-
Net cash outflow before management of liquid resources and financing		(1,978,362)		(1,573,912)
Management of liquid resources				
Decrease/(increase) in short term deposits	206,058		(941,221)	
Sales of short-term investments	-		597,500	
		206,058		(343,721)
Financing				
Proceeds of shares issued for cash	1,748,000		2,095,350	
Expenses paid on share issue	(95,254)		(60,287)	
		1,652,746		2,035,063
Increase/(decrease) in cash		(119,558)		117,430

ReGen Therapeutics Plc

Notes forming part of the financial statements for the year ended 31 December 2004

1 Accounts

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2003 has been extracted from the statutory financial statements for that year, which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. It did contain however an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2004 has been extracted from the

draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the fundamental uncertainty referred to in the next paragraph.

2 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and believe that the funds available together with any potential licensing deal will be sufficient for the group's purposes for the next 12 months.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If a licensing deal, further fundraising or ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

3 Accounting policies

The accounting policies used to prepare the financial information contained in this statement are consistent with those set out in the statutory financial statements for the year ended 31 December 2003. All accounting policies are in accordance with applicable accounting standards.

4 Intangible fixed assets

Costs amounting to £66,234 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

5 Share Capital

On 12 February 2004 the company issued 18,181,818 ordinary shares of 0.1p each at a premium of 2.65p per share.

On 25 October 2004, the company issued 7,692,308 ordinary shares of 0.1p each at a premium of 3.15p per share in exchange for 1000 £1 ordinary shares the entire share capital of Guildford Clinical Pharmacology Unit Limited. In accordance with Section 131 of the Companies Act 1985 this premium has not been recorded as share premium. However, it has been included in other reserves.

On 21 December 2004, the company issued 54,260,870 ordinary shares of 0.1p each at a premium of 2.2p per share.

The issued shares rank pari passu with existing shares.

6 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 280,747,760 and the loss is £1,388,026 (2003 - 200,799,291 shares and the loss £1,961,558).

The effect of all potential ordinary shares is anti-dilutive.

7 Reconciliation of movements in equity shareholders' funds

	2004 £ (Unaudited)	2003 £ (Audited)
Loss for the financial year	(1,388,026)	(1,961,558)
New share issue	80,135	903,663
Premium on new share issue net of issue costs	1,822,611	1,881,400
Increase/(decrease) to equity shareholders' funds	514,720	(823,505)
Opening equity shareholders' funds	3,028,074	2,204,569
Closing equity shareholders' funds	3,542,794	3,028,074

8 Reconciliation of operating loss to net cash outflow from operating activities

	2004 £ (Unaudited)	2003 £ (Audited)
Operating loss	(1,543,631)	(1,305,745)
Amortisation	92,460	86,060
Depreciation	4,947	19,822
(Increase) in stocks	(500)	-
(Increase) in debtors	(550,882)	(392,323)
Increase/(decrease) in creditors	228,537	(17,741)
Net cash outflow from operating activities	(1,789,071)	(1,609,927)

9 Reconciliation of net cash flow to movement in net funds

	2004 £ (Unaudited)	2003 £ (Audited)
(Decrease)/increase in cash in the year	(119,558)	117,430
(Decrease)/increase in liquid resources	(206,058)	405,615
Movement in net funds in the year	(325,616)	523,045
Net funds at start of year	996,215	473,170
Net funds at end of year	670,599	996,215

The annual report and financial statements for the year ended 31 December 2004 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

investegate

ReGen Therapeutics - Interim Results

ReGen Therapeutics PLC
15 September 2005

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2005

CHAIRMAN'S STATEMENT

Our interim results show the impact of the expansion of the group planned at the end of 2004. Our research costs were up 52% reflecting the increased scientific work during the period. Other costs, which basically encompass the doubling of our staff size, rose commensurately.

However, the story is not about costs but what we have achieved during the half year and a number of substantial milestones were reached during that period.

- On the pure research side we announced on the 27 April that a synthetic peptide derived from ColostrininTM had shown activity in vitro in Parkinson's disease. In the opinion of the principal investigator it was worth further examination in this area.

- On the 20 June we announced that we had successfully defined the production process for ColostrininTM at industrial scale.

- Two new patents were issued in the US. On the 14 February a patent was issued for neuronal cell differentiation and on the 4 March one was issued to cover the use of ColostrininTM on dementia including Alzheimer's disease.

- Finally at the end of the period on the 27 June we announced a publication in the journal 'Neuropeptides' by researchers working for us at Roswell Park in New York. The publication of this study in a peer reviewed journal is an important scientific milestone as it confirms that ColostrininTM reduces the aggregation and toxicity of Alzheimer's disease peptide (beta-amyloid) and protects nerve cells in vitro.

We should stress that the US market accounts for over half the developed world sales of central nervous system drugs and 35% of the global nutraceutical market. Our previously announced production in South Dakota and our scientific progress in the US is important in the development of the Company, in particular we will be able to supply the US market from the US, which is a key element in our strategy.

Percy W Lomax
Executive Chairman
15 September 2005

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2005

Consolidated Profit and Loss Account
For the six months ended 30 June 2005

	Unaudited 6 months to 30-Jun-05	Unaudited 6 months to 30-Jun-04	Audited Year to 31-Dec-04
	(£000)	(£000)	(£000)
Turnover	100	-	99
Cost of sales	43	-	45

Gross profit	57	-	54
Administrative costs			
Development costs	313	206	457
Other	780	484	1,063
Goodwill amortisation	47	37	78
	1,140	727	1,598
Operating loss	(1,083)	(727)	(1,544)
Interest Receivable	24	27	46
Interest Payable	(5)	(2)	(4)
Loss on ordinary activities before taxation	(1,064)	(702)	(1,502)
Tax on ordinary activities	(30)	(30)	(114)
Loss on ordinary activities after taxation	(1,034)	(672)	(1,388)
Loss per share (basic and diluted)	(0.30)p	(0.24)p	(0.49)p

ReGen Therapeutics Plc

Consolidated Balance Sheet

	Unaudited As at 30-Jun-05	Unaudited As at 30-Jun-04	Audited As at 31-Dec-04
	(£000)	(£000)	(£000)
Fixed Assets			
Intangible assets	2,178	1,801	2,190
Tangible assets	24	7	19
	2,202	1,808	2,209
Current assets			

Stocks	2	-	1
Debtors	194	74	1,163
Cash at bank	572	1,145	771
	768	1,219	1,935
Creditors: amounts falling due within one year	(461)	(191)	(601)
Net current assets	307	1,028	1,334
Net assets	2,509	2,836	3,543
Capital and reserves			
Share Capital - Issued and fully paid	342	280	342
- Deferred	5,298	5,298	5,298
Share premium	9,173	8,055	9,173
Other reserves	242	-	242
Profit and loss account	(12,546)	(10,797)	(11,512)
Equity shareholders' funds	2,509	2,836	3,543

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited 6 months to 30-Jun-05	Unaudited 6 months to 30-Jun-04	Audited Year to 31-Dec-04
	(£000)	(£000)	(£000)
Operating loss	(1,083)	(727)	(1,544)
Amortisation	57	43	93
Depreciation	4	2	5
Increase in stocks	(1)		(1)
Decrease/(Increase) in debtors	957	430	(571)
(Decrease)/increase in creditors	(117)	(81)	257
Net cash outflow from operating activities	(183)	(333)	(1,761)
Returns on investments and servicing of finance			
Interest received	24	27	46
Interest paid	(5)	(2)	(5)
Taxation	43	-	-

Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(10)	(4)	(4)
Payments to acquire intangible fixed assets	(45)	(19)	(66)
Acquisitions			
Purchase of a subsidiary undertaking:			
Acquisition expenses	-	-	(73)
Net overdraft acquired with subsidiary	-	-	(115)
Net cash outflow before management of liquid resources and financing	(176)	(331)	(1,978)
Management of liquid resources			
Decrease/(Increase) in short term deposits	243	(209)	206
Financing			
Proceeds of shares issued for cash	-	500	1,748
Expenses paid on share issue	-	(20)	(95)
	-	480	1,653
Increase/(Decrease) in cash	67	(60)	(119)

Notes to the Interim Report:

Basis of preparation

The results for the six months ended 30 June 2005 are unaudited and have been prepared on a basis consistent with the statutory accounts for the year ended 31 December 2004. The comparative amounts for the year ended 31 December 2004 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but have been extracted from the audited statutory accounts delivered to the Register of Companies on which the auditors issued an unqualified report which did not contain a statement under section 237 of that Act.

Loss per share

The calculation of loss per share is based on the weighted average number of shares in issue for the period of 341,919,720 and the loss for the period of £1,034,000.

Reconciliation of movements in equity shareholders' funds

	30-Jun-05 (£000)

Loss for the six months	(1,034)
New share issues	-
Premium on new share issues net of issue costs	-
Decrease to equity shareholders' funds	(1,034)
Opening equity shareholders' funds	3,543
Closing equity shareholders' funds	2,509

Intangible fixed assets

Costs amounting to £45,000 relating to patent rights have been capitalised for the six months to 30 June 2005 in accordance with the company's stated accounting policy.

ReGen Therapeutics - Final Results

ReGen Therapeutics PLC
15 March 2006

REGEN THERAPEUTICS PLC

Chairman's Statement and preliminary results to 31 December 2005

PRELIMINARY STATEMENT to 31 December 2005

In 2005 ReGen progressed on the financial, scientific and commercial fronts.

FINANCIALS

As expected ReGen reported an operating loss for the year of £2.26m an increase of 46% over the previous year. This reflected an increase in development spend of 63%, some of which is reflected in future and not actual payments this year, and the real rise in development spend was 33%. The results of our increased development spend in 2004 and 2005 are shown in our encouraging scientific development. The acquisition of Guildford Clinical Pharmacology Unit Limited (GCPUL) in October 2004 doubled the number of full time employees within the group but our close control of costs and reorganisation of GCPUL meant that the rise in non development spend was only 40%. We are pleased to report that GCPUL's order book now stands at £663,000 and this has been achieved since the beginning of January 2006.

Turning now to the balance sheet the dramatic drop in debtors is merely that last year we had cash due to us from our stockbroker, who had made a December 2004 Placing for us and this was not received until January 2005.

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

During the year we continued our long-term research contracts at the University of Texas Medical Branch (UTMB), Galveston, Texas, USA and Roswell Park Cancer Institute (RPCI), Buffalo, New York, USA. These collaborations produced three important publications during the year. In June 2005 the peer-reviewed journal Neuropeptides published an article showing that ColostrininTM can prevent the aggregation of beta amyloid - a toxic protein that builds up in the brains of Alzheimer's disease sufferers. In October 2005 ReGen presented an article at the 2005 Alzheimer's Disease Conference which showed that ColostrininTM increases lifespan of mouse cells predisposed to premature ageing. In November 2005 another peer reviewed article regarding ColostrininTM driven neurite outgrowth was published in the Cellular and Molecular Neurobiology journal.

Furthermore the scientific background provided by our collaborators gave us three more granted patents during the year. In addition to covering the use of ColostrininTM as a medicament, particularly in the treatment of chronic disorders of the central nervous system and the immune system, our patent portfolio claims have been enhanced by 1) the use of ColostrininTM and its constituent peptides as a promoter of neuronal cell differentiation, 2) the use of ColostrininTM and its constituent peptides to promote induction of cytokines, and 3) the use of ColostrininTM and its constituent peptides as oxidative stress regulators.

In addition, a further study was carried out by Proximagen, which showed that ColostrininTM and a synthetic homolog of a ColostrininTM derived peptide showed neuroprotection in a cell line model of Parkinson's disease. This is very

important, as, although we had theoretically predicted that ColostrininTM and its constituent peptides should have activity in other CNS neurodegenerative diseases, this was the first independent observation of this effect.

We were pleased to welcome Professor Michael Stewart of the Open University, who had previously completed work for us, as a consultant to provide further long-term scientific advice.

COMMERCIAL DEVELOPMENT

In March Pali Capital our US Investment Bank started making a market in ReGen shares in New York. This is a further step in the progress of accessing the US capital markets for the long-term development of the Company. In a further development in our funding we appointed JM Finn & Co as our broker in July and they successfully raised £1.56m for us in September.

As part of our development of ColostrininTM as a nutraceutical in June we announced the successful definition of the production process for ColostrininTM at industrial scale. We are now working to make this process fully compliant with the necessary standards of Good Manufacturing Practice (GMP). We are in advanced stages of licensing discussions with a US based partner, and are in less advanced discussions with several companies around the world.

Most important for the year was the option to acquire Sciencom Limited and its new use for zolpidem. On the 6 September it was announced that ReGen had entered into an exclusive option arrangement with Sciencom, a private company, which has discovered an important new use for zolpidem, a long established drug, currently marketed for the treatment of insomnia. A patent application has been filed to cover this new use. Following the success of the feasibility study Sciencom was acquired by us in February 2006.

The clinical effect discovered in a number of 'open' clinical case observations is that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions. The clinical effects of this dormancy reversal have been restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury. Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 250,000 people being affected at any one time, the Company believes that this represents a significant medical and commercial opportunity.

This reversal of dormancy has been visualised by SPECT (Scanning Positron Emission Computed Tomography) brain scanning on dosing with zolpidem. The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/plasma. Whilst to date these effects have been achieved with existing formulations these are less than ideal for the new use, with sedation as a significant limiting factor. ReGen is therefore looking to develop new formulations to optimise the delivery of this important clinical benefit to a diverse range of patients.

ReGen is planning a Phase II clinical study on zolpidem, managed by our subsidiary CRO Guildford Clinical Pharmacology Unit Limited, which will be carried out in South Africa. In this study we will be comparing a novel formulation with a standard formulation in known zolpidem responders. We estimate the potential market size to be $4.3 billion.

A new formulation for this indication could be licensed to another drug company for further development as early as 2007. Given the size of the market ReGen could obtain very significant milestone payments.

SUMMARY

2005 was a solid year of development for ReGen and we believe that 2006 should show in commercial terms the fruits of our development to date. I am particularly excited in the short term about the prospects of zolpidem and in the longer term for the overall uses of ColostrininTM and its constituent peptides in neurodegenerative diseases.

I would also like to thank our shareholders for their continued support throughout the year.

MALCOLM BEVERIDGE

For personal reasons Malcolm Beveridge retired from the Board in April. He was crucial to the start of this Company and has played a role in it ever since.

Percy W Lomax

Executive Chairman

15th March 2006

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2005

	2002 2005 £ (Unaudited)	2004 £ (Audited)
Turnover	115,657	98,794
Cost of sales	39,713	44,665
Gross Profit	75,944	54,129
Administrative costs		
Development costs	745,012	456,566
Other	1,496,465	1,063,446
Goodwill amortisation	94,036	77,748
	(2,335,513)	(1,597,760)
Operating loss	(2,259,569)	(1,543,631)
Interest receivable	47,139	46,126
Interest payable	(10,216)	(4,723)
Loss on ordinary activities before taxation	(2,222,646)	(1,502,228)
Taxation on loss from ordinary activities	81,930	114,202
Loss on ordinary activities after taxation	(2,140,716)	(1,388,026)
Basic and diluted loss per share	(0.56)p	(0.49)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2005

	2005	2005	2004	2004
	£	£	£	£

	(Unaudited)	(Unaudited)	(Audited) (Restated)	(Audited) (Restated)
Fixed assets				
Intangible assets		2,166,765		2,190,130
Tangible assets		21,180		18,498
		2,187,945		2,208,628
Current assets				
Stocks	4,276		500	
Debtors	309,419		1,163,549	
Cash at bank and in hand	941,503		771,185	
	1,255,198		1,935,234	
Creditors: amounts falling due within one year	618,477		601,068	
Net current assets		636,721		1,334,166
Total assets less current liabilities		2,824,666		3,542,794
		==========		==========
Capital and reserves				
Called up share capital		5,797,689		5,639,868
Share premium		10,437,948		9,173,181
Other reserves		242,308		242,308
Profit and loss account		(13,653,279)		(11,512,563)
Equity shareholders' funds		2,824,666		3,542,794
		==========		==========

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2005

	2005 £ (Unaudited)	2005 £ (Unaudited)	2004 £ (Audited)	2004 £ (Audited)
Net cash outflow from operating activities		(1,263,628)		(1,760,901)
Returns on investments and servicing of finance				
Interest received	47,139		46,126	
Interest paid	(10,216)		(4,723)	
		36,923		41,403
Taxation		104,202		-
Capital expenditure and financial				

investment				
Payments to acquire tangible fixed assets	(10,814)		(4,346)	
Payments to acquire intangible fixed assets	(95,754)		(66,234)	
		(106,568)		(70,580)
Acquisitions				
Purchase of a business:				
Acquisition expenses	-		(73,050)	
Cash acquired	-		(115,234)	
		-		(188,284)
Net cash outflow before management of liquid resources and financing		(1,229,071)		(1,978,362)
Management of liquid resources				
(Increase)/decrease in short term deposits	(175,095)		206,058	
		(175,095)		206,058
Financing				
Proceeds of shares issued for cash	1,556,000		1,748,000	
Expenses paid on share issue	(133,412)		(95,254)	
		1,422,588		1,652,746
Increase/(decrease) in cash		18,422		(119,558)

ReGen Therapeutics Plc

Notes forming part of the financial statements for the year ended 31 December 2005

1 Accounts

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2004 has been extracted from the statutory financial statements for that year, which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. It did contain however an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2005 has been extracted from the draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the fundamental uncertainty referred to in the next paragraph.

2 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and believe that future funds available together with any potential licensing deal will be sufficient for the group's purposes for a

minimum of 12 months.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If a licensing deal, further fundraising or ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

3 Accounting policies

In preparing this statement the Group has adopted FRS 25 'Financial instruments: disclosure and presentation' for the first time. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. Further details are given in note 4 below. With this exception the accounting policies used to prepare the financial information contained in this statement are consistent with those set out in the statutory financial statements for the year ended 31 December 2004. All accounting policies are in accordance with applicable accounting standards.

4 Prior year adjustment

The Group has adopted FRS 25 'Financial instruments: disclosure and presentation' for the first time. The effect of this change in accounting policy to adopt the presentation requirements of FRS 25 was to reclassify non equity minority interests of £176 (2004: £176) from equity to liabilities.

5 Intangible fixed assets

Costs amounting to £95,754 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

6 Share Capital

On 15 September 2005, the Company issued 2,222,222 ordinary shares of 0.1p each at a premium of 1.25p per share for a consideration of £30,000 representing the underwriting commission payable upon entering in to an agreement with the Headstart Group of Funds under which Headstart will make available to the Company a committed share finance facility of up to £2,000,000.

On 15 September 2005, the Company issued 89,000,000 ordinary shares of 0.1p each at a premium of 0.9p per share.

On 10 October 2005, the Company issued 66,600,000 ordinary shares of 0.1p each at a premium of 0.9p per share.

The issued shares rank pari passu with existing shares.

7 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 383,344,701 and the loss is £2,140,716 (2004 - 280,747,760 shares and the loss £1,388,026).

The effect of all potential ordinary shares is anti-dilutive.

8 Reconciliation of movements in equity shareholders' funds

	2005 £ (Unaudited)	2004 £ (Audited)
Loss for the financial year	(2,140,716)	(1,388,026)
New share issue	157,821	80,135
Premium on new share issue net of issue costs	1,264,767	1,822,611
(Decrease)/increase to equity shareholders' funds	(718,128)	514,720
Opening equity shareholders' funds	3,542,794	3,028,074
Closing equity shareholders' funds	2,824,666	3,542,794

9 Reconciliation of operating loss to net cash outflow from operating activities

	2005 £ (Unaudited)	2004 £ (Audited)
Operating loss	(2,259,569)	(1,543,631)
Amortisation	119,119	92,460
Depreciation	8,132	4,947
(Increase) in stocks	(3,776)	(500)
Decrease/(increase) in debtors	831,858	(570,882)
Increase in creditors	40,608	256,705
Net cash outflow from operating activities	(1,263,628)	(1,760,901)

10 Reconciliation of net cash flow to movement in net funds

	2005 £ (Unaudited)	2004 £ (Audited)
Increase/(decrease) in cash in the year	18,422	(119,558)
Increase/(decrease) in liquid resources	175,095	(206,058)
Movement in net funds in the year	193,517	(325,616)
Net funds at start of year	670,599	996,215
Net funds at end of year	864,116	670,599

The annual report and financial statements for the year ended 31 December 2005 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:
Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

ReGen Therapeutics - Interim Results

ReGen Therapeutics PLC
26 September 2006

Interim Results for the Six Months' to 30 June 2006

CHAIRMAN'S STATEMENT

The first half sales figures, which relate entirely to Guildford Clinical Pharmacology Unit Limited ('GCPUL') are as expected at £55,000, reflecting the start of a healthy upturn in business. As we reported earlier in the year 2006 has been a much better year for new business, mainly due to our strengthening of the business team. Turnover for the first two months of the second half of the year is £159,000. The directors are pleased to note that the current external pipeline looking forward is around £750,000.

Development costs increased by 15% reflecting our increased activity in this area, particularly in the development of ColostrininTM. Other costs, mainly salaries, fell slightly as we kept strict control of expenditure.

The interest in a biotech company, at this stage in its development, is not mainly about the revenue figures but in the Company's development prospects. Therefore, I give a short update of the developments so far this year in our business areas and likely further development.

ColostrininTM

We announced in July a licensing agreement with Metagenics Inc., a Californian developer, manufacturer and marketer of science-based nutraceuticals and medical foods sold to healthcare professionals worldwide, for the sale of our product in North America through the professional channel. Subject to satisfactory completion of the conditions of the licensing agreement and requisite US regulatory filings, we continue to anticipate launch of a human nutraceutical containing ColostrininTM during the first half of 2007.

ColostrininTM peptides/peptide mimetics

At the time of writing we are systematically evaluating a number of peptides for activity. Our prime target remains Alzheimer's disease, particularly in view of the clinical results obtained from our trial RG 010 in Poland. We have, however, as we have announced, had results in a cell line model with one peptide, which suggests possible activity in Parkinson's disease. This and other related peptides are now being screened to assess their potential in these and other neurodegenerative diseases such as Multiple Sclerosis, Amyotrophic Lateral Sclerosis and Huntingdon's Chorea. We would hope to have a pre-clinical candidate or candidates during 2008. We also continue to explore licensing and further development opportunities.

Zolpidem

Our potential new use for zolpidem, which is in relation to secondary brain trauma following stroke, traumatic brain injury, vascular dementia and Bell's Palsy has received considerable press attention. The effects of the drug have been reported particularly in an article in The Guardian of 12 September 2006, which includes a number of interesting case studies.

In dry clinical speak a significant body of 'open' clinical case observations has shown that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions e.g. stroke, traumatic brain injury, vascular dementia and Bell's palsy. The clinical effects of this dormancy reversal generally depend on the extent of the dormant area and their importance but have included restoration of consciousness, swallowing, co-ordination and motor function.

Whilst to date these effects have been achieved with existing 'high dose' formulations these are less than ideal for the new use, with sedation as a significant limiting factor. ReGen is therefore looking to develop new formulations to optimise the delivery of this important clinical benefit to a diverse range of patients.

Although the zolpidem composition of matter patent has lapsed in almost all countries, and will finally expire this year, ReGen has patents pending on this new use. In addition to this potential use patent ReGen is also planning to defend its intellectual property position further with other patents such as those derived from new formulations.

An application to conduct a study is currently being reviewed by the South African regulatory authorities. This will be a Phase IIa 'clinical proof of concept' study in known zolpidem responders and in collaboration with ReGen's subsidiary, GCPUL. This study will compare a 'low-dose' version of a spray formulation with an existing 'high-dose' tablet formulation, hoping to achieve efficacy but without sedation.

We currently expect clinical data to be available in the first quarter of 2007. If the data is positive we would look for a licensing deal. Our market estimate for the drug is $4.3bn so that it should be attractive to even the largest of drug companies.

GCPUL

During 2005 and 2006 we restructured GCPUL. With an external pipeline currently in the region of £750,000 we believe that GCPUL is gaining strength in its external market. We are also benefiting from having their advice on our clinical development projects and using them to carry this out cost effectively.

Financial

As we announced on the 1 September 2006, we have convened an Extraordinary General Meeting of the Company for 11.00 a.m. on 26 September 2006. At that meeting resolutions will be proposed to renew shareholder authority to be able to issue shares and/or other securities of the Company to facilitate future fundraisings (if required) and/or acquisitions of complementary businesses.

I am aware that there has been considerable speculation over financing needs and I am pleased to report that we now have over £1.2m of cash in the bank taking into account our placing in July, which raised £1.1m gross. Therefore the directors do not currently intend to raise further funds through a share issue.

Conclusions

As you can see from this report ReGen has progressed in all its areas. We continue to look forward to the future with confidence and I would like to take this opportunity on behalf of the Board to thank our staff for their continuing hard work and our shareholders for their valued support.

Percy Lomax

Executive Chairman

26 September 2006

For further information contact:

Andrew Marshall

Greycoat Communications

Tel: 020 7960 6007

Mobile: 07785 297111

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2006

Consolidated Profit and Loss Account
For the six months ended 30 June 2006

	Unaudited 6 months to 30-Jun-06	Unaudited 6 months to 30-Jun-05	Audited Year to 31-Dec-05
	(£000)	(£000)	(£000)
Turnover	55	100	116
Cost of sales	4	43	40
Gross profit	51	57	76
Administrative costs			
Development costs	360	313	745
Other	760	780	1,497
Goodwill amortisation	48	47	94
	1,168	1,140	2,336
Operating loss	(1,117)	(1,083)	(2,260)
Interest Receivable	11	24	47
Interest Payable	(5)	(5)	(10)
Loss on ordinary activities before taxation	(1,111)	(1,064)	(2,223)
Tax on ordinary activities	(40)	(30)	(82)
Loss on ordinary activities after taxation	(1,071)	(1,034)	(2,141)
Loss per share (basic and diluted)	(0.21)p	(0.30)p	(0.56)p

ReGen Therapeutics Plc
Consolidated Balance Sheet

	Unaudited As at 30-Jun-06	Unaudited As at 30-Jun-05	Audited As at 31-Dec-05
	(£000)	(£000)	(£000)
Fixed Assets			
Intangible assets	2,216	2,178	2,167
Tangible assets	21	24	21
	2,237	2,202	2,188
Current assets			
Stocks	11	2	4
Debtors	216	194	309
Cash at bank	617	572	942
	844	768	1,255
Creditors: amounts falling due within one year	(547)	(461)	(618)
Net current assets	297	307	637
Net assets	2,534	2,509	2,825
Capital and reserves			
Share Capital - Issued and fully paid	583	342	500
- Deferred	5,298	5,298	5,298
Share premium	11,112	9,173	10,438
Other reserves	266	242	242
Profit and loss account	(14,725)	(12,546)	(13,653)
Equity shareholders' funds	2,534	2,509	2,825

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited 6 months to 30-Jun-06	Unaudited 6 months to 30-Jun-05	Audited Year to 31-Dec-05
	(£000)	(£000)	(£000)
Operating loss	(1,117)	(1,083)	(2,260)
Amortisation	65	57	119
Depreciation	3	4	8
Increase in stocks	(7)	(1)	(4)
Decrease in debtors	133	957	832
(Decrease)/increase in creditors	(64)	(117)	41
Net cash outflow from operating activities	(987)	(183)	(1,264)
Returns on investments and servicing of finance			
Interest received	11	24	47
Interest paid	(5)	(5)	(10)
Taxation	-	43	104
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(3)	(10)	(11)

Payments to acquire intangible fixed assets	(68)	(45)	(95)
Acquisitions			
Purchase of a subsidiary undertaking:			
Acquisition expenses	(21)	-	-
Net cash outflow before management of liquid resources and financing	(1,073)	(176)	(1,229)
Management of liquid resources			
Decrease/(Increase) in short term deposits	308	243	(175)
Financing			
Proceeds of shares issued for cash	820	-	1,556
Expenses paid on share issue	(64)	-	(134)
	756	-	1,422
(Decrease)/Increase in cash	(9)	67	18

Notes to the Interim Report:

Basis of preparation

The results for the six months ended 30 June 2006 are unaudited and have been prepared on a basis consistent with the statutory accounts for the year ended 31 December 2005. The comparative amounts for the year ended 31 December 2005 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but have been extracted from the audited statutory accounts delivered to the Register of Companies on which the auditors issued an unqualified report which did not contain a statement under section 237 of that Act.

Loss per share

The calculation of loss per share is based on the weighted average number of shares in issue for the period of 516,834,400 and the loss for the period of £1,071,000.

Reconciliation of movements in equity shareholders' funds

	30-Jun-06 (£000)
Loss for the six months	(1,071)
New shares issued	780
Decrease to equity shareholders' funds	(291)
Opening equity shareholders' funds	2,825
Closing equity shareholders' funds	2,534

Intangible fixed assets

Costs amounting to £68,000 relating to patent rights have been capitalised for the six months to 30 June 2006 in accordance with the company's stated accounting policy.

Share Capital

On 14 February 2006, the Company issued 1,562,500 ordinary shares of 0.1p each at a premium of 1.5p per share for a consideration of £25,000 in exchange for 100 £1 ordinary, the entire share capital of Sciencom Limited. In accordance with Section 131 of the Companies Act 1985 this premium has not been recorded as share premium. However, it has been included in other reserves.

On 25 May 2006, the Company issued 77,500,000 ordinary shares of 0.1p each at a

premium of 0.9p per share for a consideration of £775,000.

On 8 June 2006, the Company issued 4,500,000 ordinary shares of 0.1p each at a premium of 0.9p per share for a consideration of £45,000.

investegate

ReGen Therapeutics - Final Results

ReGen Therapeutics PLC
19 March 2007

REGEN THERAPEUTICS PLC

Chairman's Statement and preliminary results to 31 December 2006

PRELIMINARY STATEMENT to 31 December 2006

2006 was a good year for ReGen in which some important milestones were achieved and which we highlight in the following paragraphs:

FINANCIALS

Turnover increased by 250% over the previous year to £404,918, with cost of sales at £208,789. Development costs rose 11% to £825,888, which reflected the continuing increase in the Company's research and development programmes. Other costs, primarily personnel rose by 12% to £1,672,486, which partly reflected the expansion at our Guildford subsidiary. The result was that loss on ordinary activities after taxation increased by 5% to £2,252,860.

The only major difference between 2006 and 2005 in balance sheet terms is the reduction in cash at bank and at hand. The Board would like to point out that £1,138,813 was raised in February 2007 following the closure of the accounting

period. This money is being used in our development of Colostrinin(TM) and zolpidem.

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

Scientific development:

In 2006 ReGen published important papers on the development of both its main products Colostrinin(TM) and zolpidem.

Colostrinin(TM):

In January 2006 ReGen announced that the full results of an in-vitro study showed that Colostrinin(TM) could cause precursor nerve cells to differentiate and proliferate. This was published in the peer-reviewed journal Cell and Molecular Neurobiology(1) in January 2006. The potential to slow down or prevent the death of nerve cells in the brain has clear applicability to neurodegenerative diseases such as Alzheimer's, Parkinson's and Amyotrophic Lateral Sclerosis.

In August 2006 a further in-vitro study published in the peer reviewed Journal of Experimental Therapeutics and Oncology (2) showed that Colostrinin(TM) reduced the spontaneous or induced mutation frequency in the DNA of cells. This would suggest an impact on both the ageing process and the development of cancer.

Following on from the previous research ReGen announced in February 2007 that Colostrinin(TM) has been shown in an in-vivo study(3) to increase the lifespan and improve the neurological performance of inbred mice predisposed to premature ageing.

We are also currently screening peptides derived from Colostrinin(TM) in a programme designed to show activity in neurodegenerative disorders.

Zolpidem:

In May 2006 consultants to the Company Drs Clauss and Nel published an article in the journal Neurorehabilitation(4) showing that the 'arousal' effect of

zolpidem in three subjects in a persistent vegetative state resulting from brain damage is maintained after daily treatment over a period of up to six years.

In December 2006 ReGen started a double blind Phase IIa 'clinical proof of concept' study in South Africa in known zolpidem responders. The object of the trial is to maintain the reversal of brain dormancy and, with either lower dosage or a different formulation, to lower the sedative effect of zolpidem. The results of this trial are expected in the first half of this year.

The Company has a scientific background programme looking at the metabolites of zolpidem and the likely mode of action. Research from this programme should be completed in the first half of 2007.

We should also stress that a very large amount of media interest was generated by the zolpidem discoveries. Currently, an independent TV production company is making a documentary about what zolpidem has done and this is expected to be screened in the UK and the US in the near future.

Commercial development:

The crucial commercial development of the year was announced in July 2006 when ReGen signed its first commercialisation deal for Colostrinin(TM). ReGen entered into an exclusive licence agreement with Metagenics, Inc. for the commercialisation of Colostrinin(TM) as a human nutraceutical in North America. Headquartered in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of nutraceuticals, dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity. Metagenics states that it serves over 30,000 healthcare practitioners in North America.

ReGen produces bulk Colostrinin(TM) in South Dakota and is working with Metagenics to establish the best commercialisation strategy to introduce Colostrinin(TM) into the North American market. The agreement provides Metagenics with the exclusive right to market Colostrinin(TM) via healthcare professionals with an option to extend this exclusivity into the retail channels, such as drugstores and supermarkets. This option is valid for six months after first launch of a human nutraceutical containing Colostrinin(TM) and is subject to Metagenics being able to identify retail partners acceptable to ReGen and the achievement of certain performance criteria.

ReGen is currently discussing licensing arrangements for other markets in particular Japan and Australia.

We await the results of our zolpidem trial, which is proceeding in South Africa. Following the results, if successful, we will examine whether it is in shareholders interests to try to obtain a licensing deal now or continue further work on the project.

SUMMARY

With a commercial deal signed for Colostrinin(TM0 and a clinical trial underway in zolpidem, 2006 was a good year for ReGen. In our view 2007 is a pivotal year in which we expect Colostrinin(TM) to come to the market and we get the results and possible rewards of our zolpidem programme.

Percy W Lomax
Executive Chairman

19 March 2007

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2006

	2006 £ (Unaudited)	2005 £ (Audited)
Turnover	404,918	115,657
Cost of sales	208,789	39,713

Gross Profit	196,129	75,944
Administrative costs		
Development costs	825,888	745,012
Other	1,672,486	1,496,465
Goodwill amortisation	96,349	94,036
	2,594,723	2,335,513
Operating loss	(2,398,594)	(2,259,569)
Interest receivable	36,003	47,139
Interest payable	(8,675)	(10,216)
Loss on ordinary activities before taxation	(2,371,266)	(2,222,646)
Taxation on loss from ordinary activities	118,406	81,930
Loss on ordinary activities after taxation	(2,252,860)	(2,140,716)
Basic and diluted loss per share	(0.38)p	(0.56)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2006

	2006 £ (Unaudited)	2006 £ (Unaudited)	2005 £ (Audited)	2005 £ (Audited)
Fixed assets				
Intangible assets		2,183,597		2,166,765
Tangible assets		26,317		21,180

		2,209,914		2,187,945
Current assets				
Stocks	20,131		4,276	
Debtors	344,982		309,419	
Cash at bank and in hand	508,045		941,503	
	873,158		1,255,198	
Creditors: amounts falling due within one year	632,031		618,477	
Provision for liabilities and charges	100,000			
Net current assets		141,127		636,721
Total assets less current liabilities		2,351,041		2,824,666
Capital and reserves				
Called up share capital		5,992,251		5,797,689
Share premium		11,991,836		10,437,948
Other reserves		265,745		242,308
Profit and loss account		(15,898,791)		(13,653,279)
Shareholders' funds		2,351,041		2,824,666

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2006

	2006	2006	2005	2005
	£	£	£	£
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Net cash outflow from operating activities		(2,161,341)		(1,263,628)
Returns on investments and servicing of finance				
Interest received	36,003		47,139	
Interest paid	(8,675)		(10,216)	
		27,328		36,923
Taxation		84,872		104,202
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(12,725)		(10,814)	
Payments to acquire intangible fixed assets	(92,173)		(95,754)	
		(104,898)		(106,568)
Acquisitions				
Purchase of a business:				
Acquisition expenses	(21,360)		-	
		(21,360)		-
Net cash outflow before management of liquid resources and financing		(2,175,399)		(1,229,071)
Management of liquid resources				
Decrease/(increase) in short term deposits	436,762		(175,095)	
		436,762		(175,095)
Financing				
Proceeds of shares issued for cash	1,930,000		1,556,000	
Expenses paid on share issue	(183,112)		(133,412)	
		1,746,888		1,422,588
Increase in cash		8,251		18,422

ReGen Therapeutics Plc

Notes forming part of the financial statements for the year ended 31 December 2006

1 Accounts

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 has been extracted from the statutory financial statements for that year, which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain any statement under Sections 237 (2) or (3) of the Companies Act 1985. It did contain, however, an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2006 has been extracted from the draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the going concern referred to in the next paragraph.

2 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and believe that future funds available together with revenues from North American licensing will be sufficient for the group's purposes for a minimum of 12 months.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If licensing deals, further fundraising or ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as

current and provide for additional liabilities.

3 Accounting policies

In preparing these financial statements the Group has adopted FRS 20 'Share-based payment' for the first time. FRS 20 'Share based payment' requires the recognition of share-based payments at fair value at the date of grant. Prior to the adoption of FRS 20, the Group recognised the financial effect of the share based payment in the following way: when shares and share options were granted to employees a charge was made to the Group profit and loss account and a reserve created in capital and reserves to record the intrinsic value of the awards in accordance with UITF Abstract 17 (revised 2003) 'Employee Share Schemes'.

The change in accounting policy has not resulted in a prior year adjustment as all the previous outstanding share options issued after 7 November 2002 had vested as of 1 January 2006, and no liabilities for share-based transactions existed at 1 January 2006.

4 Intangible fixed assets

Costs amounting to £92,173 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

5 Share Capital

On 14 February 2006, the Company issued 1,562,500 ordinary shares of 0.1p each at a premium of 1.5p per share for a consideration of £25,000 in exchange for 100 £1 ordinary shares, the entire share capital of Sciencom Limited. In accordance with Section 131 of the Companies Act 1985 this premium has not been recorded as share premium. However it has been included in other reserves.

On 25 May 2006, the Company issued 77,500,000 ordinary shares of 0.1p each at a premium of 0.9p per share for a consideration of £775,000.

On 8 June 2006, the Company issued 4,500,000 ordinary shares of 0.1p each at a premium of 0.9p per share for a consideration of £45,000.

On 26 July 2006, the Company issued 111,000,000 ordinary shares of 0.1p each at a premium of 0.9p per share for a consideration of £1,110,000.

The issued shares rank pari passu with existing shares.

6 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 595,192,463 ordinary shares of 0.1p each and the loss on ordinary activities after taxation is £2,252,860 (2005 - 383,344,701 ordinary shares of 0.1p each and a loss on ordinary activities after taxation of £2,140,716).

The effect of all potential ordinary shares is anti-dilutive.

7 Reconciliation of movements in equity shareholders' funds

	2006 £ (Unaudited)	2005 £ (Audited)
Loss for the financial year	(2,252,860)	(2,140,716)
Share option charge	7,348	-

New shares issued	1,771,887	1,422,588
(Decrease) to equity shareholders' funds	(473,625)	(718,128)
Opening equity shareholders' funds	2,824,666	3,542,794
Closing equity shareholders' funds	2,351,041	2,824,666

8 Reconciliation of operating loss to net cash outflow from operating activities

	2006 £ (Unaudited)	2005 £ (Audited)
Operating loss	(2,398,594)	(2,259,569)
Amortisation	221,601	119,119
Depreciation	7,588	8,132
Share option charge	7,348	-
(Increase) in stocks	(15,856)	(3,776)
(Increase)/decrease in debtors	(1,929)	831,858
Increase in creditors	18,501	40,608
Net cash outflow from operating activities	(2,161,341)	(1,263,628)

9 Reconciliation of net cash flow to movement in net funds

	2006 £ (Unaudited)	2005 £ (Audited)
Increase in cash in the year	8,251	18,422
(Decrease)/increase in liquid resources	(436,762)	175,095
Movement in net (debt)/funds in the year arising from cash flows	(428,511)	193,517
Net funds at start of year	864,116	670,599
Net funds at end of year	435,605	864,116

The annual report and financial statements for the year ended 31 December 2006 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007

----

(1) Volume 25, nos 7, November 2005

(2) Volume 5, pages 249 to 259

(3) Poster; 8th International Conference of Alzheimer's and Parkinson's disease,

Salzburg, Austria, March 14-18 2007

(4) Volume 21, pages 23 to 28

investegate

ReGen Therapeutics - Interim Results

ReGen Therapeutics PLC
20 September 2007

20 September 2007

ReGen Therapeutics Plc

Unaudited Interim Results for the Six Months' to 30 June 2007

CHAIRMAN'S STATEMENT

Summary of key events:

ColostrininTM

- February 2007 announcement of study showing ColostrininTM increases lifespan, neurological and motor performance in mice prone to premature ageing.
- June 2007 Professor Marian Kruzel - Chief Scientific Officer presented preclinical and human clinical data showing that ColostrininTM has the potential to 'support healthy cognitive function'.
- July 2007 ColostrininTM successfully launched in its first market Australasia.

Zolpidem

- March 2007 Discovery Channel programme on zolpidem screened in the UK.
- August 2007 completion of zolpidem trial in South Africa - further studies to be undertaken.

Funding

- February 2007 £1.138m raised.

- June 2007 £1.348m raised.

Commentary:

This is the first set of results announced under IFRS with comparisons against the restated 2006 interim results. The first half sales figures of £117,000 up 127% relate entirely to Guildford Clinical Pharmacology Unit Limited (GCPUL) and, if we take into account the work that GCPUL does for ReGen on zolpidem it is in fact profitable for the period. We comment later on zolpidem that we have further research activities planned but this is not immediate and as investors will be aware there is very considerable competition in the UK Phase I/II clinical trials market and indeed much business has been moved to Eastern Europe and further afield. As required by IFRS, we conducted an impairment review of the goodwill that arose on the acquisition of GCPUL taking in to account these market conditions. This has resulted in the goodwill being written down by £349,000 in the Income Statement. I would stress that this is a non-cash item and all the impairment has been taken in the first half of the year.

The other major item of interest in the Income Statement is the 30% increase in research and development costs, which shows the Company's rising commitment to research and development, particularly the cost of the zolpidem clinical trial. We expect this trend to continue.

ColostrininTM

The successful launch of ColostrininTM in Australasia its first market should be seen as a validation of the Company's long-term research effort. This launch was preceded by Professor Marian Kruzel presenting at the 2007 International Congress on Natural Medicine in Australia. Professor Kruzel presented both pre-clinical and human clinical data showing that ColostrininTM:

- Reduces the production of intracellular reactive oxygen species (ROS). These increase with old age and are associated with tissue and metabolic damage;
- Prevents the aggregation of beta-amyloid and its consequent neurotoxicity. This is a protein associated with Alzheimer's disease;
- Increases the lifespan of mice prone to premature ageing by around 30% when given in the drinking water;
- Is well-tolerated and without adverse effects; and
- Had beneficial effects on the cognitive and functional performance of around 150 human subjects in clinical trials with mild to moderate Alzheimer's disease.

We look forward to the launch in the USA in the fourth quarter of 2007 and the

above comments from Professor Kruzel provide a firm basis for optimism. We continue to seek licensing partners to enable launch in other markets as soon as possible.

Our peptide programme continues to develop. We are currently assessing the results from several activity assays with our peptides and will be putting the most potent of these through further tests to evaluate their therapeutic potential.

Zolpidem

A sensitive programme was put out on the Discovery Channel which we felt reflected well on the potential for the drug and I think showed ReGen in a favourable light. Anyone who saw the programme or has viewed the video has been impressed by it and we will be showing it at our Christmas presentation to the City. Most importantly, however, from our recently completed trial in South Africa we now have conclusive proof that a 2.5mg sublingual spray is non-sedating. Consequently we now have enough evidence to take this project a stage further. I would stress that our estimates of the market size here remain in excess of £4bn.

GCPUL

GCPUL was acquired for two reasons, to help us with our own research work and also to do outside work. GCPUL has been extremely useful with the zolpidem project and this would have cost us a great deal more if we had done it with an external CRO. Unfortunately, conditions in the CRO market changed for the worse over the last year and we have not generated the orders necessary to make the Company profitable without ReGen business. This is a non-core business and we do not want to put resources into it, which detract from our mainstream activity - drug development. Whilst, it continues to serve this purpose it is useful, but we are reviewing our options.

Summary:

The year so far has been an exciting one for us. The encouraging launch of ColostrininTM in Australasia, the successful completion of the zolpidem clinical trial and fundraising of £2.486m has immensely strengthened the Company's position and I look forward to building on this over the next year.

I would like to thank our shareholders for their continued support.

Percy Lomax
Executive Chairman

A copy of this interim statement is being sent to shareholders and copies are available from the Company's offices at 73, Watling Street, London EC4M 9BJ or by visiting our website at www.regentherapeutics.com

For further information contact:

Percy Lomax
ReGen Therapeutics Plc
Executive Chairman
Tel No 020 7153 4920

Roland Cornish
Beaumont Cornish Limited
Tel No 020 7628 3396

Nick Bealer
King & Shaxson Capital Limited
Tel No 020 7426 5986

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2007

Consolidated Income Statement
For the six months ended 30 June 2007

	Unaudited 6 months to 30-Jun-07	Restated Unaudited 6 months to 30-Jun-06	Restated Audited Year to 31-Dec-06
	(£000)	(£000)	(£000)

Revenue	117	55	405
Cost of sales	(31)	(4)	(209)
Gross profit	86	51	196
Research and development costs	467	360	826
Other administrative costs	880	776	1,673
Impairment of intangible assets	349	10	20
Administrative costs	(1,696)	(1,146)	(2,519)
Operating loss	(1,610)	(1,095)	(2,323)
Finance income	18	11	36
Finance costs	(5)	(5)	(8)
Loss before taxation	(1,597)	(1,089)	(2,295)
Income tax credit	73	40	118
Loss after taxation	(1,524)	(1,049)	(2,177)
Loss per share (basic and diluted)	(0.18)p	(0.20)p	(0.37)p

ReGen Therapeutics Plc

Consolidated Balance Sheet

	Unaudited As at 30-Jun-07 (£000)	Restated Unaudited As at 30-Jun-06 (£000)	Restated Audited As at 31-Dec-06 (£000)
Assets			
Non current assets			
Goodwill	964	1,223	1,313

Intangible assets	969	1,031	947
Property, plant and equipment	23	21	26
Total non current assets	1,956	2,275	2,286
Current assets			
Inventories	14	11	20
Trade and other receivables	556	176	230
Tax receivable	50	40	115
Cash and cash equivalents	1,280	617	508
Total current assets	1,900	844	873
Total assets	3,856	3,119	3,159
Liabilities			
Current liabilities			
Trade and other payables	496	563	632
Non current liabilities			
Provisions	100	-	100
Total liabilities	596	563	732
Total net assets	3,260	2,556	2,427
Equity			
Capital and reserves			
Share capital - Issued and fully paid	1,026	583	694
- Deferred	5,298	5,298	5,298
Share premium	13,973	11,112	11,992
Other reserves	266	266	266
Retained earnings	(17,303)	(14,703)	(15,823)
Total equity	3,260	2,556	2,427

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited 6 months to 30-Jun-07	Restated Unaudited 6 months to 30-Jun-06	Restated Audited Year to 31-Dec-06
	(£000)	(£000)	(£000)
Loss for the financial period	(1,524)	(1,049)	(2,177)
Impairment of goodwill	349	10	20
Amortisation of intangible assets	13	16	127
Depreciation of property, plant and equipment	4	3	8
Share option charge	44	-	7
Taxation	65	(40)	(34)
Operating cash flows before movements in working capital and provisions	(1,049)	(1,060)	(2,049)
Changes in inventories	6	(7)	(16)
Changes in receivables	(326)	133	(2)
Changes in payables	(135)	(48)	19
Net cash outflow from operating activities	(1,504)	(982)	(2,048)
Cash flows from investing activities			
Purchase of subsidiary, net of cash acquired	-	(21)	(21)
Purchase of property, plant and equipment	(1)	(3)	(13)
Purchase of intangible assets	(36)	(68)	(92)
Net cash used in investing activities	(37)	(92)	(126)
Cash flows from financing activities			
Proceeds from issue of share capital	2,487	820	1930
Expenses paid on share issue	(174)	(64)	(183)
Net cash from financing activities	2,313	756	1,747
Net increase/(decrease) in cash and cash equivalents	772	(318)	(427)

Opening cash and cash equivalents	508	935	935
Closing cash and cash equivalents	1,280	617	508

ReGen Therapeutics Plc

Consolidated Statement Of Changes In Equity

	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total
	(£000)	(£000)	(£000)	(£000)	(£000)
At 1 January 2006	5,798	10,438	242	(13,653)	2,825
New shares issued	83	674	24	-	781
Loss for the period and total recognized income and expenses	-	-	-	(1,050)	(1,050)
Share based charges	-	-	-	-	-
Net increase/(decrease) to shareholders' equity	83	674	24	(1,050)	(269)
At 30 June 2006	5,881	11,112	266	(14,703)	2,556
New shares issued	111	880	-	-	991
Loss for the period	-	-	-	(1,127)	(1,127)
Share based charges	-	-	-	7	7
Net increase/(decrease) to shareholders' equity	111	880	-	(1,120)	(129)
At 31 December 2006	5,992	11,992	266	(15,823)	2,427
New shares issued	332	1,981	-	-	2,313
Loss for the period	-	-	-	(1,524)	(1,524)
Share based charges	-	-	-	44	44

Net increase/(decrease) to shareholders' equity	332	1,981	-	(1,480)	833
At 30 June 2007	6,324	13,973	266	(17,303)	3,260

Notes to the Consolidated Financial Statements
Six Months Ended 30 June 2007

1. Basis of preparation

ReGen Therapeutics Plc has previously prepared Group financial statements in accordance with UK Generally Accepted Accounting Practice ('UK GAAP'). From 1 January 2007 the Group is required to prepare its consolidated financial statements under International Accounting Standards and International Financial Reporting Standards (collectively 'IFRS') as adopted by the European Union ('EU'). The Group's date of transition to IFRS is 1 January 2006 being the start of the previous period that has been presented as comparative information.

The financial information presented in this document has been prepared on the basis of the IFRS in issue that are either endorsed by the EU and effective at 31 December 2007 or are expected to be endorsed before the financial statements are approved and authorised for issue. Based on these adopted and unadopted IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS statements are prepared for the year ended 31 December 2007. In addition, the adopted IFRS that will be effective in the annual financial statements for the year ending 31 December 2007 are still subject to change and to additional interpretations and therefore can not be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements for the Group are prepared for the year ending 31 December 2007.

The Interim Statement does not constitute statutory accounts as defined in section 240 of the companies Act 1985 has not been audited by the Company's auditors BDO Stoy Hayward LLP. The comparatives for the full year ended 31 December 2006 are not the Company's full statutory accounts for that year. A copy of the statutory accounts for that year, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and included references to going concern which the auditors drew attention to by way of emphasis without qualifying their report and did not contain a statement under Section 237(2)-(3) of the Companies Act 1985.

2. Implementation of IFRS

In implementing the transition to IFRS, the Group has followed the requirements of IFRS 1 'First Time Adoption of International Financial Reporting Standards',

which in general requires IFRS accounting policies to be applied fully retrospectively in deriving the opening balance sheet at the date of transition. IFRS 1 contains certain mandatory exceptions and some optional exemptions to this principal of retrospective application. Where the Group has taken advantage of the exemptions they are noted below. The adoption of IFRS represents an accounting change only and does not affect the operations or cash flow of the Group. The principal areas of impact are described below.

Goodwill and Business Combinations (IFRS 3)
The Group has elected to take the exemption not to apply IFRS 3 retrospectively to business combinations occurring prior to the date of transition to IFRS. Goodwill arising on such acquisitions has therefore been retained at its UK GAAP carrying value of £1,187,000 at 1 January 2006. Under IFRS 3 this goodwill is subject to impairment reviews and is not amortised.

Research and development (IAS 38)

Research expenditure is recognised in the income statement in the year in which it is incurred.

Development expenditure is recognised in the income statement in the year in which it is incurred unless it meets the recognition criteria of IAS 38'Intangible Assets'. Regulatory and other uncertainties generally mean that such criteria are not met. Where, however the recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. This policy is in line with industry practise. Previously under UK GAAP all development expenditure was expensed.

Employee benefits (IAS19)

The Group has complied with the provisions of IAS 19 and has accrued holiday pay for all staff from the date of transition. A charge of £16,000 has been recorded in the IFRS income statement for the six months to 30 June 2006.

Reconciliations to previously presented financial statements are set out in notes 7 to 11.

4. Taxation

The interim tax credit reflects an estimate of the likely effective tax rate for the period.

5. Loss per share

The basic loss per share has been calculated based on the loss on ordinary activities after taxation of £1,524,000 and the weighted average number of shares in issue for the period of 829,490,896 (June 2006: 516,834,400) and (December 2006: 595,192,463)

There are 46,914,285 share options in issue that are currently anti-dilutive.

6. Share Capital

On 6 February 2007, the Company issued 151,841,668 ordinary shares of 0.1p each at a premium of 0.65p per share for a consideration of £1,138,813.

On 14 June 2007, the Company issued 179,741,600 ordinary shares of 0.1p each at a premium of 0.65p per share for a consideration of £1,348,062.

7. Reconciliation Of Loss From UK GAAP To IFRS For The Year Ended 31 December 2006

	Commentary	UK GAAP	Effect of transition to IFRS	IFRS
		(£000)	(£000)	(£000)
Revenue		405	-	405
Cost of sales		(209)	-	(209)
Gross profit		196	-	196
Research and development costs		826	-	826
Other administrative costs		1,673	-	1,673
Goodwill amortisation	(a)	96	(96)	-
Impairment of intangible assets	(a)	-	20	20
Administrative costs		2,595	(76)	2,519
Operating loss		(2,399)	76	(2,323)
Finance income		36	-	36
Finance costs		(8)	-	(8)
Loss before taxation		(2,371)	76	(2,295)
Income tax credit		118	-	118
Loss after taxation		(2,253)	76	(2,177)

Loss reported under previous UK GAAP	(2,253)
Goodwill amortisation	96
Impairment charge	(20)
Total adjustment to profit	76
Total loss reported under IFRS	(2,177)

8. Reconciliation Of Loss From UK GAAP To IFRS For The 6 Months Ended 30 June 2006

	Commentary	UK GAAP	Effect of transition to IFRS	IFRS
		(£000)	(£000)	(£000)
Revenue		55	-	55
Cost of sales		(4)	-	(4)
Gross profit		51	-	51
Research and development costs		360	-	360
Other administrative costs	(b)	760	16	776
Goodwill amortisation	(a)	48	(48)	-
Impairment of intangible assets	(a)	-	10	10
Administrative costs		1,168	(22)	1,146
Operating loss		(1,117)	22	(1,095)
Finance income		11	-	11
Finance costs		(5)	-	(5)
Loss before taxation		(1,111)	22	(1,089)

Income tax credit	40	-	40
Loss after taxation	(1,071)	22	(1,049)

Loss reported under previous UK GAAP	(1,071)
Goodwill amortisation	48
Impairment charge	(10)
Employee benefits	(16)
Total adjustment to profit	22
Total loss reported under IFRS	(1,049)

9. Reconciliation Of Equity From UK GAAP To IFRS At 1 January 2006

	UK GAAP	Effect of transition to IFRS	IFRS
	(£000)	(£000)	(£000)
Assets			
Non current assets			
Goodwill - carrying value at 31/12/05	1,187	-	1,187
Intangible assets	980	-	980
Property, plant and equipment	21	-	21
Total non current assets	2,188	-	2,188
Current assets			
Inventories	4	-	4
Trade and other receivables	227	-	227
Tax receivable	82	-	82
Cash and cash equivalents	942	-	942
Total current assets	1,255	-	1,255
Total assets	3,443	-	3,443

Liabilities			
Current liabilities			
Trade and other payables	618	-	618
Non current liabilities			
Provisions	-	-	-
Total liabilities	618	-	618
Total net assets	2,825	-	2,825
Equity			
Capital and reserves			
Share capital - Issued and fully paid	500	-	500
- Deferred	5,298	-	5,298
Share premium	10,438	-	10,438
Other reserves	242	-	242
Retained earnings	(13,653)	-	(13,653)
Total equity	2,825	-	2,825

10. Reconciliation Of Equity From UK GAAP To IFRS At 30 June 2006

	Commentary	UK GAAP	Effect of transition to IFRS	IFRS
		(£000)	(£000)	(£000)
Assets				
Non current assets				
Goodwill	(a)	1,185	38	1,223
Intangible assets		1,031	-	1,031
Property, plant and equipment		21	-	21
Total non current assets		2,237	38	2,275
Current assets				

Inventories		11	-	11
Trade and other receivables		176	-	176
Tax receivable		40	-	40
Cash and cash equivalents		617	-	617
Total current assets		844	-	844
Total assets		3,081	-	3,081
Liabilities				
Current liabilities				
Trade and other payables	(b)	547	16	563
Non current liabilities				
Provisions		-	-	-
Total liabilities		547	16	563
Total net assets		2,534	22	2,556
Equity				
Capital and reserves				
Share capital - Issued and fully paid		583	-	583
- Deferred		5,298	-	5,298
Share premium		11,112	-	11,112
Other reserves		266	-	266
Retained earnings		(14,725)	22	(14,703)
Total equity		2,534	22	2,556

11. Reconciliation Of Equity From UK GAAP To IFRS At 31 December 2006

	Commentary	UK GAAP	Effect of transition to IFRS	IFRS
		(£000)	(£000)	(£000)
Assets				
Non current assets				

Goodwill	(a)	1,237	76	1,313
Intangible assets		947	-	947
Property, plant and equipment		26	-	26
Total non current assets		2,210	76	2,286
Current assets				
Inventories		20	-	20
Trade and other receivables		230	-	230
Tax receivable		115	-	115
Cash and cash equivalents		508	-	508
Total current assets		873	-	873
Total assets		3,083	-	3,083
Liabilities				
Current liabilities				
Trade and other payables		632	-	632
Non current liabilities				
Provisions		100	-	100
Total liabilities		732	-	732
Total net assets		2,351	76	2,427
Equity				
Capital and reserves				
Share capital - Issued and fully paid		694	-	694
- Deferred		5,298	-	5,298
Share premium		11,992	-	11,992
Other reserves		266	-	266
Retained earnings		(15,899)	76	(15,823)
Total equity		2,351	76	2,427

12. Commentary on adjustments

(a) Under IAS 38 goodwill is not amortised and so goodwill previously amortised under UK GAAP is reversed. Instead, impairment must be considered.

(b) Under IAS 19 employee benefits, such as holiday pay, are provided for at the balance sheet.

investegate

ReGen Therapeutics - AGM Statement

ReGen Therapeutics PLC
27 April 2005

ReGen Therapeutics Plc

27 April 2005

AGM Statement

ReGen Therapeutics Plc ('ReGen' or the 'Company'), a company whose business is in developing treatments for Alzheimer's disease, human and veterinary nutraceuticals and contract research held its Annual General Meeting today. At the meeting the company also announced that it is committing resources to Parkinson's disease as a result of the study outlined below.

Percy Lomax Chairman and Chief Executive of ReGen commented: 'There have been favourable developments in the Company's business since its Annual City Presentation in December 2004. In particular I am pleased to report that we are engaged in a number of ongoing negotiations with potential licensing partners. The Company continues to believe that a partnering deal in nutraceuticals is possible in 2005 with revenue from sales in 2006 and a partnering deal in pharmaceuticals in 2007. From a science perspective I am pleased to announce early results from the studies into Colostrinin(TM) derived peptides as detailed in the following paragraphs:

Colostrinin(TM) and a synthetic homolog of Colostrinin(TM) -derived peptide show neuroprotection in a cell line model of Parkinson's disease.

An in-vitro study has shown that pre-treatment with Colostrinin(TM) and a synthetic version of a peptide shown to occur naturally in Colostrinin(TM) can protect cells of the kind that are depleted in Parkinson's disease from damage by a chemical known to be selectively toxic to them.

Commenting on the findings, Professor Peter Jenner, the Chief Scientific Officer of Proximagen Neuroscience Plc* that conducted the study on ReGen's behalf said:

'The initial data from this study suggests that Colostrinin(TM) and peptides within it may protect dopaminergic neurones against degeneration. As such, we have recommended to ReGen that Colostrinin(TM) and the peptides are now evaluated for neuroprotective effects in a predictive functional model of Parkinson's disease'.

Percy Lomax commented: 'This is a very encouraging finding. We believe that not only does it confirm the general neuroprotective effect of Colostrinin(TM) that we are now developing as a nutraceutical, but it shows that a second peptide, naturally present in this complex, has activity in its own right. Another peptide has previously been shown to improve memory function in an in-vivo study in aged rats**. As the peptides used in both cases were synthetic versions, this offers the prospect of developing these, or small molecular weight substances based upon them or other peptides within Colostrinin(TM), as classical pharmaceuticals for use in perhaps more than one disease'.

Revenue generation

The Company remains firmly focussed on developing its revenue producing business and is pursuing a number of opportunities in this area. In particular it sees the contract research area as a potential path for expansion following on from its acquisition of Guildford Clinical Pharmacology Unit Limited.

*Proximagen Neuroscience plc, the publicly traded (PRX-AiM) drug discovery and development company that is focused on neurodegenerative disease, was founded by Professor Peter Jenner in conjunction with King(1)s College in November 2003 to draw upon over 25 years of pre-eminent neurodegenerative research.

** P Popik et al, Behavioural Brain Research 118 (2001) 201-208

For further information, please contact: Andrew Marshall Marshall Robinson Roe

0207 960 6007

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ReGen Therapeutics - Result of AGM

ReGen Therapeutics PLC
27 April 2005

ReGen Therapeutics PLC
27 April 2005

Results of Annual General Meeting and Directorate Change

ReGen Therapeutics Plc (the 'Company') announces that, at the Annual General Meeting of the Company held earlier today (the 'AGM'), Shareholders passed all the resolutions (other than Resolution 3, which was not proposed) as detailed in the circular sent to Shareholders dated 21 March 2005.

Resolution 3 was not proposed at the AGM as Malcolm Beveridge has decided to retire as a director of the Company with effect from the end of the AGM. Keith Corbin has now been appointed as Non-executive Deputy Chairman.

Executive Chairman Percy Lomax commented 'We would like to take this oppportunity of thanking Malcolm for his role in establishing ReGen and for his invaluable contribution to ReGen during his time on the Board. We wish him well for the future.'

Further information:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

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ReGen Therapeutics - EGM Statement

ReGen Therapeutics PLC
10 October 2005

REGEN THERAPEUTICS PLC

Results of Extraordinary General Meeting

10 October 2005

ReGen Therapeutics Plc (the 'Company') announces that at the Extraordinary General Meeting of the Company held earlier today, Shareholders passed all of the resolutions including those relating to the Placing and the Committed Share Finance Facility, as announced by the Company on 15 September 2005 and as detailed in the circular sent to shareholders dated 16 September 2005.

As a result, it is expected that 66,600,000 new ordinary shares will be allotted to new and existing shareholders at 1p per share (the 'Second Placing Shares') raising the Company £666,000, before expenses. Accordingly, the total amount expected to be raised, pursuant to the Placing is £1,566,000, before expenses. Application has been made for the Second Placing Shares, which will rank pari passu with existing ordinary shares in issue, to be admitted to trading to the AIM market of the London Stock Exchange, and it is expected that admission will become effective at 8.00 a.m. on 13 October 2005.

For further information please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

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ReGen Therapeutics - Notice of AGM

ReGen Therapeutics PLC
19 May 2006

ReGen Therapeutics Plc

19 May 2006

NOTICE OF AGM

ReGen Therapeutics Plc announces that it is today sending to shareholders its Annual Report and Accounts 2005 and the notice convening its Annual General Meeting for 13 June 2006 at 11.00 a.m.

Copies of the Annual Report and Accounts 2005 and the notice convening the Annual General Meeting and will be available for collection only, free of charge to the public, from ReGen Therapeutics Plc, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays and bank holidays excepted) from today until 13 June 2006.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

ReGen Therapeutics - AGM Statement

ReGen Therapeutics PLC
13 June 2006

ReGen Therapeutics PLC

13 June 2006

Results of Annual General Meeting

ReGen Therapeutics Plc (the 'Company') announces that, at the Annual General Meeting of the Company held earlier today, Shareholders passed all the resolutions, as detailed in the circular sent to Shareholders dated 19 May 2006.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - Notice of EGM

ReGen Therapeutics PLC
01 September 2006

NOTICE OF EGM

The Board of ReGen Therapeutics Plc ('ReGen') today announces that an Extraordinary General Meeting ('EGM') of the Company will be convened for 11.00 a.m. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 26 September 2006.

The Board announced on 21 July 2006 that the Company had raised gross funds of £1,110,000 through a placing of 111,000,000 new Ordinary Shares. In this announcement, ReGen mentioned that depending upon the actual timing of anticipated revenues from the commercialisation of Colostrinin(TM), the achievement of development milestones and whether other commercial opportunities present themselves, it may be necessary to raise additional amounts of capital in the future. Accordingly, the Board is seeking to renew Shareholder authority to be able to issue shares and/or other securities of the Company to facilitate future fundraisings (if required) and/or acquisitions of complementary businesses.

Further information on the proposed resolutions is set out in a circular containing the notice of EGM (the 'Circular') which was posted to shareholders of ReGen today.

Copies of the Circular will be available, for collection only, free of charge to the public, from ReGen, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays excepted) from today until 25 September 2006.

For further information please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - EGM Statement

ReGen Therapeutics PLC
26 September 2006

Results of Extraordinary General Meeting

ReGen Therapeutics Plc (the 'Company') announces that, at the Extraordinary General Meeting of the Company held earlier today, Shareholders passed all the resolutions, as detailed in the circular sent to Shareholders dated 1 September 2006.

For further information:
Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - Notice of AGM

ReGen Therapeutics PLC
24 April 2007

24 April 2007

ReGen Therapeutics: Notice of AGM

ReGen Therapeutics Plc announces that it has posted to shareholders copies of the Company's Annual Report and Accounts for the year ended 31 December 2006.

The Company also gives notice that the Annual General Meeting will be held at The London Capital Club 15 Abchurch Lane, London EC4N 7BW at 12 noon on Tuesday 15 May 2007.

Copies of the Annual Report and Accounts 2006 and the notice convening the Annual General Meeting and will be available for collection only, free of charge to the public, from ReGen Therapeutics Plc, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays and bank holidays excepted) from today until 15 May 2007.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - AGM Statement

ReGen Therapeutics PLC
15 May 2007

AGM STATEMENT

At today's AGM of ReGen Therapeutics Plc ('ReGen') the Company's Chairman and Chief Executive Officer Percy Lomax will comment as follows in relation to the Company's activities in what he described as a pivotal year for the Company:

COLOSTRININ(TM) US LAUNCH UPDATE:

ReGen and its North American licensee Metagenics Inc, have stated that several important conditions of their agreement have now been satisfied. Namely, agreed toxicology testing on ColostrininTM has been completed to mutual satisfaction and Metagenics has inspected the manufacturing facilities of ReGen's suppliers and has found these to be acceptable for commercial production. The two companies continue to work together to achieve the launch of the product to healthcare practitioners in the US during the last quarter of 2007. Further details in relation to product marketing are considered commercially confidential.

Percy Lomax said, 'The anticipated launch of ColostrininTM as the product of ReGen research will be the culmination of a long period of scientific and commercial development. We believe that it will be potentially of great commercial significance to the ReGen group'.

Jeff Katke, Chairman and Chief Executive Officer of Metagenics, added, 'We too are very pleased to be close to introducing ColostrininTM in the US as we see it as an important part of our science-based neurological product line and believe it will help to maintain the health of the ageing population'.

ZOLPIDEM:

The Clinical trial in South Africa is progressing very well. Despite some unexpected bureaucratic delays patient recruitment has recently proceeded apace. Clinical work is now expected to be completed by the end of June 2007.

Although conclusions on efficacy and sedation must await the completion of dosing and unblinding of the trial, at present it is possible to say that no safety concerns have been seen and that the spray formulation has been shown to work faster than tablets. This latter observation is important because it means that with such a formulation ReGen believes it will be easier for patients to steer a narrow course between effect and sedation.

ReGen expects to be able to announce the full results of the trial in August 2007.

In response to reported comments on its patent position ReGen confirms that it is applying for a 'use' patent for zolpidem which has been granted in South Africa and is in examination in other markets.

ReGen also reports that a documentary was screened on the Discovery Channel in the UK about ReGen's use of zolpidem in brain dormancy and that participation in further documentaries is being considered.

COLOSTRININ(TM) PEPTIDE EVALUATION:

ReGen has now fully characterised the peptides in bovine ColostrininTM and are

currently in the process of assessing the activity of a selection of synthetic proline-rich peptides in various in-vitro models predictive of activity in neurodegenerative diseases. ReGen believes that it is encouraging that in models of neuroprotection preliminary data have suggested that some of these structures are very active and others are less so, offering the prospect that a structure-activity relationship exists.

Once full data from these studies is available (expected during Q4 2007) it remains the intention of the Company to investigate further this relationship by testing some of the more promising structures and chemical modifications of them in more exacting in-vitro and in-vivo models. It is hoped that this process will lead to the identification of a pre-clinical candidate that could be the subject of a licensing deal with a pharmaceutical partner.

COLOSTRININ(TM) VET STUDY:

ReGen is pleased to report that studies to evaluate the potential use of ColostrininTM to treat possible cognitive impairment in aged dogs and cats are scheduled to start at the beginning of June 2007. These studies will be performed in parallel by a well-respected UK veterinarian, Dr Nick Mills, at his veterinary clinics in Kent, UK. Results are currently expected during November 2007.

GUILDFORD CLINICAL PHARMACOLOGY UNIT LIMITED:

External orders for GCPUL are lower than at the same stage as last year, but GCPUL continues to make a significant contribution to the zolpidem study.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - AGM Statement

ReGen Therapeutics PLC
15 May 2007

Results of Annual General Meeting

ReGen Therapeutics Plc (the 'Company') announces that, at the Annual General Meeting of the Company held earlier today, Shareholders passed all the resolutions, as detailed in the circular sent to Shareholders dated 16 April 2007.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

3.4.11

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ReGen Therapeutics - Capital Consolidation, EGM

ReGen Therapeutics PLC
26 October 2007

FOR IMMEDIATE RELEASE 26 October 2007

ReGen Therapeutics Plc ('ReGen' or 'the Company')

Extraordinary General Meeting

Capital Consolidation

Capital Consolidation

The Board believes that it is appropriate to prepare a reorganisation of the Company's share capital involving the consolidation of the number of Existing Ordinary Shares. The consolidation would reduce the total number of shares in issue, simplify trading and settlement and also facilitate a more appropriate trading price range for the shares. The Board believes that its presentations to the US investment community over the last three and a half years have been well received. Unfortunately, the current low level of the share price is a block on US investment. The Company has an American Depository Receipt (ADR), which it proposes to list on the OTCQX market in New York. This newly established trading facility already includes a number of well-known European company stocks. The Board considers that a higher underlying share price is necessary for this listing to be a success.

It is proposed that every one hundred (100) Existing Ordinary Shares, currently having a nominal value of 0.1p each, be consolidated into one New Ordinary Share having a nominal value of 10p each.

Where a shareholding is not exactly divisible in accordance with the terms of the Capital Consolidation, the Capital Consolidation will give rise to an entitlement to a fraction of a New Ordinary Share. Shares representing the aggregate of these entitlements will be sold in the market by the Company's broker on behalf of those Shareholders entitled. Relevant Shareholders will subsequently receive a cheque in relation to their proportion of the proceeds of sale (net of expenses), which are expected to be dispatched by 4 December 2007. This procedure requires no action on the part of Shareholders.

As all Existing Ordinary Shares are being consolidated, each Shareholder's percentage holding in the issued share capital of the Company immediately before and after the implementation of the Capital Consolidation will (save in respect of fractional entitlements) remain unchanged.

To effect the Capital Consolidation it may be necessary for the Company to issue an additional number of Existing Ordinary Shares (up to a maximum of 99) so that all fractional entitlements can be aggregated into New Ordinary Shares. Such issue of Existing Ordinary Shares will take place prior to the effective time of the Capital Consolidation. These Existing Ordinary Shares will also be sold on the market and the proceeds of the sale of such Existing Ordinary Shares shall be retained for the benefit of the Company.

The proposed Capital Consolidation will not affect the rights attaching to the Existing Ordinary Shares and will be made by reference to holdings of Existing

Ordinary Shares on the register of members as at 6.00 p,m on 20 November 2007.

If the Resolution in the Notice of EGM is passed, replacement certificates will be sent out to Shareholders in relation to the New Ordinary Shares. Existing share certificates will thereafter be cancelled and no longer be valid with effect from 6.00 p,m on 20 November 2007. Replacement share certificates are expected to be dispatched to Shareholders no later than 27 November 2007

For the purposes of United Kingdom taxation of capital gains and corporation tax on chargeable gains, the receipt of New Ordinary Shares arising from the Capital Consolidation will be a reorganisation of the share capital of the Company. Accordingly, a Shareholder should not be treated as making a disposal of all or part of his holding of Existing Ordinary Shares or New Ordinary Shares by reason of the Capital Consolidation being implemented. The New Ordinary Shares arising on the Capital Consolidation should be treated as if they had been acquired at the same time and at the same price as the Existing Ordinary Shares. Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their independent financial advisers.

Share Issue Authorities

The Board considers that it is appropriate to renew its share issue authorities following its successful placing of shares in June 2007. A majority of the existing share issue authorities were utilised in that placing and the Board consider it prudent to renew such share issue authorities prior to the next Annual General Meeting of the Company in 2008. At the present time the Board has no intention of issuing any shares, but as the Company is proposing to consolidate its share capital, it would seem prudent and less expensive for Shareholders to put the relevant resolutions to them now rather than having to convene a further extraordinary general meeting in the future.

Circular and Extraordinary General Meeting

The Company is today posting a circular to Shareholders containing a notice of Extraordinary General Meeting, which is to be held at 11 a.m. on 20 November 2007 at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL, for the purposes of approving the resolutions necessary for the Capital Consolidation and also to grant the Directors authorities under Section 80 and 95 of the Companies Act 1985, as amended.

The circular to Shareholders will be available on the Company's website: www.regentherapeutics.com

The expected timetable for the Capital Consolidation is as follows:

Latest date for receipt of Forms of Proxy	11.00 a.m. on 18 November 2007
Extraordinary General Meeting	11.00 a.m. on 20 November 2007
Record Date for Capital Consolidation	6.00 p.m. on 20 November 2007

Commencement of Dealings in New Ordinary Shares 8.00 a.m.. on 21 November 2007

CREST Accounts credited with New Ordinary Shares 21 November 2007

Despatch of certificates for New Ordinary Shares by 27 November 2007

Despatch of cheques for fractional entitlements and

certificates for New Ordinary Shares; CREST accounts

credited with value of fractional entitlements by 4 December 2007

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

References to time in this announcement and the Notice of Extraordinary General Meeting are to British Time.

Application will be made to the London Stock Exchange for the New Ordinary Shares arising on the Capital Consolidation to be admitted to trading on 21 November 2007.

For further enquiries:

Percy Lomax, Chairman and Chief Executive, ReGen Therapeutics Plc

Tel: 020 7153 4920

Direct: 020 8504 2156

Mobile: 07932 751541

Roland Cornish, Beaumont Cornish Limited

Tel: 020 7628 3396

Nick Bealer, King & Shaxson Capital Limited

Tel: 020 7426 5986

Andrew Marshall, Greycoat Communications

Tel: 020 7960 6007

Mobile: 07785 297111

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ReGen Therapeutics - EGM Statement

ReGen Therapeutics PLC
20 November 2007

Results of Extraordinary General Meeting

ReGen Therapeutics Plc (the 'Company') announces that, at the Extraordinary General Meeting of the Company held earlier today, Shareholders passed all the resolutions including the resolution relating to the proposed share capital consolidation of the Company, as detailed in the circular sent to Shareholders dated 26 October 2007 (the 'Capital Consolidation').

The expected timetable for the Capital Consolidation is as follows:

Record Date for Capital Consolidation: 6.00 p.m. on 20 November 2007

Commencement of Dealings in New Ordinary Shares 8.00 a.m. on 21 November 2007

CREST Accounts credited with New Ordinary Shares 21 November 2007

Despatch of certificates for New Ordinary Shares by 27 November 2007

Despatch of cheques for fractional entitlements and

certificates for New Ordinary Shares; CREST accounts

credited with value of fractional entitlements by 10 December 2007

Application has been made to the London Stock Exchange for the New Ordinary Shares arising on the Capital Consolidation to be admitted to trading on AIM on 21 November 2007.

Notes:

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

References to time in this announcement and the Notice of Extraordinary General Meeting are to British Time.

For further enquiries:

Percy Lomax, Chairman and Chief Executive, ReGen Therapeutics Plc

Tel: 020 7153 4920

Direct: 020 8504 2156

Mobile: 07932 751541

Roland Cornish, Beaumont Cornish Limited

Tel: 020 7628 3396

Nick Bealer, King & Shaxson Capital Limited

Tel: 020 7426 5986

Andrew Marshall, Greycoat Communications

Tel: 020 7960 6007

Mobile: 07785 297111

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ReGen Therapeutics - Result of EGM

ReGen Therapeutics PLC
20 November 2007

ReGen Therapeutics Plc

FOR IMMEDIATE RELEASE - 20 November 2007

Results of Extraordinary General Meeting

ReGen Therapeutics Plc (the 'Company') announces that, at the Extraordinary General Meeting of the Company held earlier today, Shareholders passed all the resolutions including the resolution relating to the proposed share capital consolidation of the Company, as detailed in the circular sent to Shareholders dated 26 October 2007 (the 'Capital Consolidation').

To effect the Capital Consolidation it was necessary for the Company to issue an additional 90 Existing Ordinary Shares so that all fractional entitlements can be aggregated into the New Ordinary Shares. Accordingly the Company's current issued share capital is 1,025,887,800 ordinary shares.

The expected timetable for the Capital Consolidation is as follows:

Record Date for Capital Consolidation: 6.00 p.m. on 20 November 2007

Commencement of Dealings in New Ordinary Shares 8.00 a.m. on 21 November 2007

CREST Accounts credited with New Ordinary Shares 21 November 2007

Despatch of certificates for New Ordinary Shares by 27 November 2007

Application has been made to the London Stock Exchange for the 10,258,878 New Ordinary Shares arising on the Capital Consolidation to be admitted to trading onto AIM on 21 November 2007.

Notes:

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

References to time in this announcement and the Notice of Extraordinary General Meeting are to British Time.

For further enquiries:

Percy Lomax, Chairman and Chief Executive, ReGen Therapeutics Plc
Tel: 020 7153 4920
Direct: 020 8504 2156
Mobile: 07932 751541

Roland Cornish, Beaumont Cornish Limited
Tel: 020 7628 3396

Nick Bealer, King & Shaxson Capital Limited
Tel: 020 7426 5986

Andrew Marshall, Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

3.5

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ReGen Therapeutics - Issue of Equity

ReGen Therapeutics PLC
15 September 2005

15 September 2005
ReGen Therapeutics Plc

ReGen Therapeutics Plc places £1,556,000 of shares

FIRM PLACING

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has today placed through its brokers J M Finn & Co with new and existing shareholders 89,000,000 new ordinary shares at 1p per share to raise £890,000, before expenses ('Placing')

Application will be made for these 89,000,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc.

CONDITIONAL PLACING

In addition to the above, ReGen has also placed through J M Finn & Co with new and existing shareholders 66,600,000 new ordinary shares at 1p per share to raise £666,000, before expenses, conditional upon shareholder approval. Accordingly, in this regard ReGen will shortly send to shareholders a circular containing a notice convening an extraordinary general meeting of the Company (the 'Circular') for 10.00 a.m. on 10 October 2005 (the 'EGM').

The Directors of the Company are also seeking at the EGM authorities to grant warrants over 4,000,000 new ordinary shares to J M Finn & Co in connection with the Placing. In addition, the Directors of the Company are also seeking at the EGM renewal of their general authorities to issue shares and/or other securities, such general authority being last granted to them at the Annual General Meeting of the Company held on 26 April 2005.

If shareholder approval is granted at the EGM, application will be made for 66,600,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8 a.m. on 13 October 2005.

Subsequent to the above firm and conditional placing, the new enlarged share capital of the Company on 13 October 2005 will be 499,741,942 ordinary shares (the 'Enlarged Share Capital').

Five directors are subscribing for new ordinary shares in the Placing: Mr Peter Garrod is subscribing for 22,500,000 new ordinary shares making his total holding 61,250,000, representing 12.26% of the Enlarged Share Capital. Mr Percy Lomax is subscribing for 500,000 new ordinary shares making his total holding 2,282,069 representing 0.46% of the Enlarged Share Capital. Mr Martin Small is subscribing for 900,000 new ordinary shares making his total holding 2,248,736 representing 0.45% of the Enlarged Share Capital. Mr Norman Lott is subscribing for 150,000 new ordinary shares making his total holding 182,000 representing 0.04% of the Enlarged Share Capital. Mr Tim Shilton is subscribing for 500,000 new ordinary shares which is his total shareholding in the Company and represents 0.1% of the Enlarged Share Capital.

Executive Chairman Percy Lomax commented, 'This fundraising will enable ReGen to continue its development programme. I would remind investors that we are still anticipating revenue generation from our ColostrininTM activities in 2006'.

All new ordinary shares will rank pari passu with the existing ordinary shares of 0.1p each in the Company.

Copies of the Circular will be available, for collection only, free of charge to the public, from the Company, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays excepted) from 19 September 2005 until 14 October 2005.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

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ReGen Therapeutics - Issue of Equity

ReGen Therapeutics PLC
12 May 2006

12 May 2006

ReGen Therapeutics Plc places £820,000 of shares

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has placed through its brokers J M Finn & Co with new and existing shareholders 82,000,000 new ordinary shares at 1p per share to raise £820,000, before expenses ('Placing')

Application will be made for 77,500,000 of these new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 25 May 2006. Application will be made for the balance of 4,500,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 8 June 2006.

Subsequent to the above Placing, the new enlarged share capital of the Company will be 583,304,442 ordinary shares (the 'Enlarged Share Capital').

Mr Peter Garrod, a Director of ReGen, is subscribing for 2,500,000 new ordinary shares in the Placing making his total holding 63,750,000 representing 10.93% of the Enlarged Share Capital.

Executive Chairman Percy Lomax commented, 'The capital raised will be used to fund the proposed Phase IIa trials of zolpidem and development of Colostrinin(TM) for marketing'.

All new ordinary shares will rank pari passu with the existing ordinary shares of 0.1p each in the Company.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel. 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - Issue of Equity

ReGen Therapeutics PLC
21 July 2006

ReGen Therapeutics Plc places 111,000,000 of shares

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has today placed through its brokers J M Finn & Co with new and existing shareholders 111,000,000 new ordinary shares at 1p per share to raise £1,110,000, before expenses ('Placing')

Application will be made for these 111,000,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 27th July 2006.

Executive Chairman Percy Lomax commented, 'This money will be used for the commercialisation of Colostrinin(TM)as per the recently announced deal with Metagenics Inc. and carry out further work on the development of its constituent peptides as potential pharmaceuticals as well as providing additional resources for the development of new formulations of zolpidem for the rehabilitation of people with brain injury. This has received considerable positive publicity in the national press and a documentary film is currently being discussed with a number of producers. Depending upon the actual timing of anticipated revenues from the commercialisation of ColostrininTM, the achievement of development milestones and whether other commercial opportunities present themselves, it may be necessary to raise additional amounts of capital in the future.'

All new ordinary shares will rank pari passu with the existing ordinary shares of 0.1p each in the Company.

Two Non-Executive Directors are subscribing for new ordinary shares in the placing: Mr Peter Garrod is subscribing for 2,500,000 new ordinary shares making his total holding 66,250,000 representing 9.54% of the enlarged share capital. Mr Keith Corbin is subscribing for 1,000,000 new ordinary shares making his total holding 1,105,000 representing 0.16% of the enlarged share capital.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel. 020 7960 6007

3.5

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ReGen Therapeutics - Issue of Equity

ReGen Therapeutics PLC
06 February 2007

ReGen Therapeutics PLC
6 February 2007

ReGen Therapeutics Plc places 151,841,668 shares

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has placed through its brokers, HB Corporate, with new and existing shareholders 151,841,668 new ordinary shares at 0.75p per share to raise £1,138,812.51, before expenses ('Placing').

Application will be made for these 151,841,668 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 9 February 2007.

Executive Chairman Percy Lomax commented, 'This money will be used for the continuing development of the Company's programmes in nutraceutical Colostrinin(TM), zolpidem and the Colostrinin(TM) peptides for pharmaceutical use.'

All new ordinary shares will rank pari passu with the existing ordinary shares of 0.1p each in the Company.

Five of the Company's directors are subscribing for new ordinary shares in the placing: Mr Percy Lomax is subscribing for 341,667 new ordinary shares making his total holding 2,623,736 ordinary shares, representing 0.31% of the enlarged share capital. Mr Timothy Shilton is subscribing for 666,667 new ordinary shares making his total holding 1,166,667 ordinary shares, representing 0.14% of the enlarged share capital. Mr Martin Small is subscribing for 333,333 new ordinary shares making his total holding 2,581,333 ordinary shares, representing 0.31% of the enlarged share capital. Mr Keith Corbin is subscribing for 666,667 new ordinary shares making his total holding 1,771,667 ordinary shares, representing 0.21% of the enlarged share capital. Dr Peter Garrod is subscribing for 5,000,000 new ordinary shares making his total holding 71,750,000 ordinary shares representing 8.48% of the enlarged share capital.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel. 020 7960 6007
Mobile 07785 297111

Rod Venables/Cecil Jordaan
HB Corporate
Tel. 020 7510 8600

Percy Lomax
ReGen Therapeutics
Tel. 020 7907 0910

investegate

ReGen Therapeutics - Issue of Equity

ReGen Therapeutics PLC
14 June 2007

ReGen Therapeutics Plc

ReGen Therapeutics Plc raises £1,348,062 through placing of new ordinary shares

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has today placed directly and through its brokers, HB Corporate, 179,741,600 new ordinary shares of 0.1p each ('Ordinary Shares') at 0.75p per share with new and existing investors (the 'Placing') and as a result has raised £1,348,062 before expenses of the issue. Following the Placing the Company will have in issue 1,025,887,710 Ordinary Shares. The Ordinary Shares to be issued pursuant to the placing will represent 17.52 per cent of the enlarged issued share capital of the Company and will rank pari passu in all respects with the existing Ordinary Shares.

Application will be made to the London Stock Exchange for the 179,741,600 new Ordinary Shares to be admitted to trading on AIM and dealings in the new Ordinary Shares are expected to commence on 20 June 2007.

Three of the Company's directors are subscribing for new Ordinary Shares in the placing: Mr Martin Small is subscribing for 800,000 new Ordinary Shares making his total holding 3,382,069 Ordinary Shares, representing 0.33% of the enlarged share capital. Mr Keith Corbin is subscribing for 1,333,333 new Ordinary Shares making his total holding 3,105,000 Ordinary Shares, representing 0.30% of the enlarged share capital. Dr Peter Garrod is subscribing for 3,000,000 new Ordinary Shares making his total holding 74,750,000 Ordinary Shares representing 7.29% of the enlarged share capital.

Executive Chairman Percy Lomax commented, 'This is the second tranche of a fundraising programme begun in January 2007. This programme was designed to support ReGen in the run up to ColostrininTM coming to market and generating sales and results being obtained in relation to the Company's zolpidem trials. The proceeds of this tranche will be used to continue working towards finalising ColostrininTM development, the veterinary trial, the completion of the zolpidem trial and continuing a programme of developing the peptides to preclinical candidate level.'

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile No: 07785 297111

Rod Venables/Cecil Jordaan
HB Corporate
Tel: 020 7510 8600

Percy Lomax
ReGen Therapeutics Plc
Tel: 020 7153 4920

3.6

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RECEIVED

2008 JAN 14 A 11:51

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
14 February 2005

REGEN THERAPEUTICS ANNOUNCES GRANT OF U.S. PATENT ON USE OF COLOSTRININTM TO PROMOTE NEURONAL CELL DIFFERENTIATION

London - 14th February 2005

ReGen Therapeutics Plc ('ReGen' or the 'Company'), a company whose product ColostrininTM has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of ColostrininTM as a promoter of neuronal cell differentiation has been granted by the United States Patent and Trademark Office. The patent is owned by the Board of Regents of the University of Texas System and is based upon long term research at the University of Texas Medical Branch (UTMB) at Galveston, which has been sponsored by ReGen. UTMB has licensed the patented technology to ReGen under the world wide exclusive license agreement that exists between the two parties.

The new patent covers the use of ColostrininTM, its constituent peptides and analogues to promote neuronal cell differentiation. The selective loss of nerve cells in the hippocampus, a region of the brain associated with memory, is a key feature in the pathogenesis of severe neurodegenerative diseases, including Alzheimer's disease. Consequently, any treatment that can stimulate the production and maturation of nerve cells may be useful in preventing or slowing these disease processes. Potential utility of this patent is expected to be welcomed by people with Alzheimer's disease, because 'the invention provides a method to promote differentiation and subsequent conversion of potentially damaged cells to functional neuronal cells', said Dr. Kruzel, Scientific Consultant and Adjunct Professor at UT Medical School at Houston.*

In 2004 ReGen made four major scientific announcements regarding the molecular basis of how ColostrininTM might work, including the demonstration of its in vivo neuroprotective effects. The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen presently holds rights to four other patents issued since 2000 relating to the use of ColostrininTM to treat Alzheimer's disease, other similar disease conditions and as a dietary supplement in combination with other substances. The Company has filed a number of other patent applications in relation to ColostrininTM its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant, Chairman Percy Lomax said 'This is an extremely pleasing start to 2005. We are delighted to collaborate with such an excellent team of scientists at UTMB and thank them for the contribution they have made and are continuing to make to the activities of ReGen.'

*Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also he serves as a reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental Therapeutics and Oncology. He is a former chairman of the board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Prof. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company

For further information, please contact:

Andrew Marshall

Marshall Robinson Roe
Tel No 020 7960 6007

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
04 March 2005

ReGen Therapeutics Plc

4th March 2005

ReGen Therapeutics announces grant of U.S. patent on use of Colostrinin in Dementia

ReGen Therapeutics Plc ('ReGen' or the 'Company'), a company whose product Colostrinin has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin as a treatment for dementia, including Alzheimer's disease, has been granted by the United States Patent and Trademark Office.

The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen presently holds rights to eleven other patents issued since 2000 relating to the use of Colostrinin. The Company has filed a number of other patent applications in relation to Colostrinin its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant in the US, Chairman Percy Lomax said ' We now have a patent covering the use of Colostrinin as a treatment for dementia, including Alzheimer's disease, in the largest Pharmaceutical and most developed Nutraceutical market in the world. This is a very significant step commercially and adds strength to our negotiations with business partners.'

For further information, please contact:

Andrew Marshall
Marshall Robinson roe
Tel No 020 7960 6007

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ReGen Therapeutics - Directorate Change

ReGen Therapeutics PLC
08 March 2005

ReGen Therapeutics Plc

REGEN THERAPEUTICS PLC APPOINTS ADDITIONAL NON-EXECUTIVE DIRECTOR

8 March 2005

ReGen Therapeutics Plc (the 'Company') today announces that it has appointed Dr Peter Garrod to be a non-executive director of the Company with immediate effect.

Peter Garrod commented 'I was introduced to a natural product for the potential treatment of Alzheimer's disease in 1998. I have followed and supported ReGen with absolute dedication in their quest for a treatment for this debilitating condition.

I have always been at the forefront of advances in technology in my own field and feel that my input will enhance the progress and development of ReGen and will endeavour to support the best interests of the shareholders'.

Percy Lomax the Chairman and Chief Executive of the Company commented 'I welcome Peter Garrod to the Board. As a major shareholder his backing for the Board is important, but I believe that his scientific and business experience, together with his enthusiasm to produce a better treatment for Alzheimer's disease will be major assets to ReGen'.

Dr Garrod was born on 24th October 1950 and was educated at the London Hospital, part of the University of London. He graduated with a BDS and is a LDS of the Royal College of Surgeons. He has been the Senior Partner of the Bower Dental Centre, which specialises in advanced dental cosmetic surgery, for the last 18 years. There are no details to be disclosed pursuant to paragraphs (f)(iii) to (viii) of Schedule 2 to the AIM Rules.

Dr Garrod currently holds and is beneficially interested in 36,000,000 ordinary shares of the Company representing 10.5% of the current issued share capital of the Company.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

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ReGen Therapeutics - Statement re ADR's

ReGen Therapeutics PLC
15 March 2005

ReGen Therapeutics plc

15 March 2005

ReGen Therapeutics Plc announces that today, Pali Capital Inc, 650 Fifth Avenue, 6th Floor, New York, NY 10019, USA started making a market in ReGen's ADRs , (1 ReGen ADR=200 Ordinary ReGen Shares).

Trading desk phone number 001 212 259 2022

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

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ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
20 June 2005

ReGen Therapeutics PLC

20th June 2005

ReGen Achieves Production Scale-Up Milestone for Colostrinin(TM)

ReGen Therapeutics Plc, which has been working in collaboration with Sterling Technology Inc.*, has now successfully defined the production process for Colostrinin(TM), its proline-rich polypeptide extract of bovine colostrum, at industrial scale. Work now continues to make this process fully compliant with the necessary standards of GMP (Good Manufacturing Practice) with a view to making sufficient material to begin safety studies in the next few months. Sterling Technology is a leading provider of colostrum products for the human nutraceutical market in the USA.

Mr. Percy Lomax ReGen's Chairman and Chief Executive added, 'Being able to demonstrate that Colostrinin(TM) can be manufactured cost-effectively at industrial scale is a very significant milestone for us, particularly from the perspective of potential commercial licensees. We are currently discussing potential terms with separate partners in North America and Japan.'

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

*Sterling Technology Inc is based in Brookings, South Dakota, USA.

Note to Editors

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for Colostrinin(TM).

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30-week clinical study it was shown that:

Approximately 40% of patients on Colostrinin(TM) were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response.

33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.

No drug-related Serious Adverse Events or safety concerns were observed during the trial

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
27 June 2005

ReGen Therapeutics Plc
27th June 2005

ReGen's Colostrinin(TM)reduces aggregation and toxicity of Alzheimer's disease peptide (beta-amyloid) and protects nerve cells in-vitro

ReGen Therapeutics Plc ('ReGen' or 'the Company') announces the on-line publication by the prestigious peer-reviewed journal 'Neuropeptides' of a study showing that Colostrinin(TM) can prevent the aggregation of beta amyloid* - a toxic protein that builds up in the brains of Alzheimer's sufferers. A copy of the publication can be viewed online at: http://www.intl.elsevierhealth.com/journals/npep/
ReGen is developing Colostrinin(TM)as a nutraceutical product for the 'maintenance of healthy mental function' whilst at the same time exploring the utility of its constituent peptides or small molecular weight substances based on their activity as pharmaceuticals for the treatment of neurodegenerative diseases including Alzheimer's.

Commenting on the findings, Dr. Marian Kruzel, the Company's Chief Scientific Consultant** and a co-author of the publication, said 'The publication of this study in a peer reviewed journal is an important scientific milestone for Colostrinin(TM)as it confirms our preliminary findings, announced last year at the Alzheimer's Europe 14th Conference, that Colostrinin(TM) even at very low concentrations can protect nerve cells from the toxic effect of beta amyloid fibrils. There is consensus in the scientific community that the production and accumulation of beta amyloid aggregates is central to the pathogenesis of Alzheimer's disease. We believe that this data provides the molecular basis for explaining the beneficial effect of Colostrinin(TM)in patients with mild and moderate Alzheimer's disease, which was reported by ReGen last year'. Dr Kruzel further explained that ' results presented in the paper suggest both prophylactic and therapeutic use of Colostrinin(TM)We are now doing further research to clarify the biochemical basis of this action'.

Chairman Percy Lomax added 'It is pleasing to see yet another peer reviewed publication on Colostrinin(TM) We believe this will significantly strengthen the Company's position in its ongoing discussions with potential development partners in Japan and North America.'

* This research has been conducted as part of ReGen's ongoing collaboration with the world-renowned Roswell Park Cancer Institute, Buffalo, New York, USA and has been performed by Drs Thamarapu Srikrishnan and Thomas Nicotera. Preliminary data was presented as a poster at the 14th Alzheimer Europe Conference in Prague, Czech Republic in May 2004.

** Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. Through a consultancy agreement with the Company Prof. Kruzel advises the Board on scientific research and development and manages the implementation of ReGen's scientific collaborations in the USA.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for Colostrinin(TM)

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study it was shown that:

Approximately 40% of patients on Colostrinin(TM)were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response. 33% of patients continued to show stabilisation or improvement after 30-weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial.

Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.

No drug-related Serious Adverse Events or safety concerns were observed during the trial

investegate

ReGen Therapeutics - Grant of US Patent

ReGen Therapeutics PLC
10 August 2005

10 August 2005

ReGen Therapeutics announces grant of U.S. patent on use of Colostrinin(tm) to promote induction of Cytokines

ReGen Therapeutics Plc ('ReGen' or the 'Company'), a company whose product Colostrinin(tm) has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin(tm) as an inducer of cytokines has been granted by the United States Patent and Trademark Office. The patent is owned by the Board of Regents of the University of Texas System and is based upon long term research at the University of Texas Medical Branch (UTMB) at Galveston, which has been sponsored by ReGen. UTMB has licensed the patented technology to ReGen under the world wide exclusive license agreement that exists between the two parties.

The new patent covers the use of Colostrinin(tm), its constituent peptides and analogues to promote cytokine induction. Cytokines are molecules that are involved in communication between cells.

Potential utility of this patent is expected to be welcomed by people with Alzheimer's disease, because 'the induction of cytokines can modulate the immune response in those patients' said Dr. Kruzel, Scientific Consultant to ReGen and Adjunct Professor at the UT Medical School at Houston.* He also added that the present invention provides a method of modulating an intracellular signalling that leads to reduction of cell damaging reactive oxygen species (ROS). Both are important in the context of Alzheimer's disease and may go some way to explain the clinical benefits shown to be associated with ColostrininTM in clinical studies'.

The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen now holds rights to 5 different patents relating to Colostrinin(tm); one for the use of Colostrinin(tm) in Alzheimer's disease and other neurodegenerative conditions (granted in 10 countries), one for its use as a dietary supplement in combination with other substances (granted in UK) and 3 UTMB 'mode of use' patents (granted in USA). The Company has filed a number of other patent applications in relation to Colostrinin(tm) its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant, Chairman Percy Lomax said 'This is now the third granted US patent to come from our long standing association with UTMB and represents further progress in our development programme. It remains a pleasure to collaborate with such an excellent team of scientists.'

*Dr. Marian Kruzel is a faculty member at the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also he serves as a reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental Therapeutics and Oncology. He is a former chairman of the board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Dr. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company.

For more information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

ReGen Therapeutics - Acquisition of Rights

ReGen Therapeutics PLC
06 September 2005

ReGen Acquires Rights To New Use for Well Known Drug

6th September 2005

ReGen Therapeutics Plc ('ReGen' or 'the Company') announces that it has entered into an exclusive option arrangement with Sciencom a private company, which has discovered an important new use for zolpidem, a long-established drug, currently marketed for the treatment of insomnia. A patent application has been filed to cover this new use.

A significant body of 'open' clinical case observations has shown that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions e.g. stroke, traumatic brain injury, vascular dementia and Bell's palsy. The clinical effects of this dormancy reversal have been restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury. Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 250,000 people being affected at any one time, the Company believes that this represents a significant medical and commercial opportunity.

This reversal of dormancy has been visualised by SPECT brain scanning on dosing with zolpidem. The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/ plasma. Whilst to date these effects have been achieved with existing formulations these are less than ideal for the new use, with sedation as a significant limiting factor. ReGen is therefore looking to develop new formulations to optimise the delivery of this important clinical benefit to a diverse range of patients.

With this in mind, ReGen is managing a feasibility study. Assuming the success of this study ReGen will undertake several studies, in collaboration with its recently acquired subsidiary Guildford Clinical Pharmacology Unit Ltd, designed to demonstrate clinical proof of principle. Positive results in these studies will trigger a shares only option payment to Sciencom and the results will be used to find a commercial partner to complete formulation, clinical development and marketing.

Commenting, Percy Lomax, Regen Chairman and Chief Executive said 'We are pleased to announce the acquisition of rights to this project, consistent with our previously stated intention of building our business to both diversify risk and increase value for our shareholders. Our estimates suggest that the total potential world market is around $5bn per annum. It is important to note that this project could be in clinical trials very early next year.'

For more information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

investegate

ReGen Therapeutics - Share Finance Facility

ReGen Therapeutics PLC
15 September 2005

ReGen Therapeutics Plc

Date 15 September 2005

Committed Share Finance Facility

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that on 14th September 2005 it entered into an agreement with the Headstart Group of funds ('Headstart') under which Headstart will make available to the Company a committed share finance facility of up to £2,000,000 (the 'Headstart Facility').

Pursuant to the terms of the Headstart Facility, Headstart has agreed, when called upon by the Company, to subscribe for, or purchase, new ordinary shares in the capital of the Company ('Ordinary Shares') to the value of up to, in aggregate, £2,000,000. The Headstart Facility is available at any time up to 3 years from the date a Committed Share Finance Facility Agreement is entered into by the Company and Headstart and can be drawn down by the Company in increments of up to £50,000. The subscription price for an Ordinary Share shall be equal to 95% of the lowest closing bid price of an Ordinary Share in the fifteen trading days following the date on which the Company notifies Headstart that it wishes to make a draw down under the Headstart Facility.

In consideration for Headstart making available the Headstart Facility, the Company has agreed to pay Headstart a one-off underwriting commission of £60,000 payable by the issue of Ordinary Shares (on the basis of an agreed value per Ordinary Share of 1.35p, being the closing bid price on Wednesday 7th September 2005). £30,000 of the underwriting commission was payable upon entering into the Headstart Facility and the remaining £30,000 is payable on the first anniversary thereafter. Accordingly, application has been made for 2,222,222 Ordinary Shares to be admitted to trading on the AIM market. It is expected that admission to listing will become effective and that dealings in these shares will commence on Tuesday 20th September 2005. In addition, the Company has agreed, subject to shareholder approval, to issue warrants granting Headstart the right to subscribe for up to 4,000,000 Ordinary Shares at a subscription price of 1.65p per share, being a price equal to 110% of the closing bid price of the Company's shares on 13th September 2005. Such warrants will be exercisable at any time on or before 14th September 2008. As the issue of the Warrants is subject to shareholder approval, ReGen will shortly send to shareholders a circular containing a notice convening an extraordinary general meeting of the Company (the 'Circular') for 10.00 a.m. on 10 October 2005 (the 'EGM') containing resolutions to, inter alia, approve the issue of the Warrants.

Copies of the Circular will be available, for collection only, free of charge to the public, from the Company, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays excepted) from 19 September 2005 until 14 October 2005.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe

Tel No 020 7960 6007

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
28 September 2005

ReGen Therapeutics Plc

28 September 2005

In-vitro Study shows ReGen's ColostrininTM increases lifespan of Mouse Cells predisposed to Premature Ageing

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces the results of an in-vitro study showing that ColostrininTM increases the lifespan of cells isolated from inbred mice predisposed to premature ageing and therefore, death. These findings have today been presented as a poster at the 21st International Conference of Alzheimer's Disease International taking place in Istanbul, Turkey from 28 September to 1 October, 2005.

Commenting on the findings, Dr. Istvan Boldogh, Department of Microbiology and Immunology at UTMB*, Galveston, Texas, USA, the study's principal investigator said:

'This study shows the impact of ColostrininTM on the mitochondria of cells isolated from strains of senescence-prone (SAMP1) and senescence-resistant (SAMR1) mice. The data show that cells from SAMP1 mice produce more ROS, exhibit severe mitochondrial dysfunction, and have a decreased lifespan compared to the cells from SAMR1 mice. Addition of ColostrininTM to SAMP1 cells significantly decreased ROS levels, normalized mitochondrial function and increased the lifespan to levels similar to those in SAMR1 cells. This is an exciting finding that may go toward explaining the cognitive benefits of ColostrininTM seen in clinical studies. In-vivo experiments are now ongoing to test if these effects are evident when SAMP1 and SAMR1 mice are given ColostrininTM' over their lifetime.'

Continuous low levels of oxidative damage (induced by oxidative stress) to cells play a pivotal role in the pathogenesis of age-associated neurodegenerative diseases such as Alzheimer's, Parkinson's disease and other disorders of the central nervous system. The sources of oxidative stress manifested by the production of reactive oxygen species (ROS) are mitochondria and are, themselves, targets of ROS attack. Mitochondria are key organelles involved in energy production and the generation of secondary messenger molecules, which, in turn, regulate cells, and also control the process of apoptosis (programmed cell death).

Commenting on the study, Percy Lomax, Executive Chairman, said, 'Although this was an in-vitro study, the fact that ColostrininTM has in this study shown a positive impact on ageing is a very important finding. If the ongoing in-vivo studies show similar results, this will be a very powerful message, which will support the marketing of ColostrininTM as a nutraceutical. Indeed it could have implications in the longer term for our drug research.'

A complete copy of the poster will be added to the ReGen website (www.regentherapeutics.com) in the next few days.

* ReGen has a sponsored research agreement with the University of Texas Medical Branch, Galveston, Texas, USA.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
0207 960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for

Alzheimer's disease and also the development of nutraceutical uses for ColostrininTM.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study, reported in the peer reviewed Journal of Alzheimer's Disease in 2004, it was shown that:

• More than 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, and levels of benefit were slightly higher at the 15-week stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease

• No drug-related Adverse Events or safety concerns were observed during the trial

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
09 January 2006

ReGen Therapeutics Plc

9 January 2006

In-vitro study showing ReGen's Colostrinin(TM) can cause the proliferation and differentiation of nerve cells has been published

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that today the full results of an in-vitro study showing that Colostrinin(TM) (CLN) can cause precursor nerve cells to differentiate and proliferate was published in the prestigious journal, Cell and Molecular Neurobiology. Preliminary data from this study were originally reported as a poster at 14th Alzheimer Europe Conference in Prague, Czech Republic on 20/5/2004.

Commenting on the findings, Dr. Istvan Boldogh, Department of Microbiology and Immunology at UTMB*, Galveston, Texas, USA, the study's principal investigator said:

'We have defined some initial molecular events responsible for the inhibition of cell proliferation that precedes morphological changes in CLN-treated cells. The neurite outgrowth caused by CLN appears to activate signaling pathways common to cell proliferation and differentiation, and mediate a wide spectrum of activities that are similar to those of hormones and known nerve growth factors. These findings suggest that CLN treatment may control the expression of genes that are involved in the development, maintenance, and regeneration of neurons in the central nervous system, and thus may also explain the improvements observed in Alzheimer's patients with mild-to-moderate dementia during treatment with CLN'.

Commenting on the study, Percy Lomax, Executive Chairman, said:

'I am very pleased with the continuing efforts of our collaborators from UTMB to better define how CLN and its constituent peptides might be working in CNS disorders. The potential to slow down or prevent the death of nerve cells in the brain has clear applicability to the neurodegenerative diseases such as Alzheimer's, Parkinson's and Amyotrophic Lateral Sclerosis. In all of these illnesses there is substantial unmet medical need'.

A complete copy of the paper will be added to the ReGen website (www.regentherapeutics.com) in the next few days.

* ReGen has a sponsored research agreement with the University of Texas Medical Branch, Galveston, Texas, USA.

For further information, please contact:
Andrew Marshall
Greycoat Communications
0207 960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for Colostrinin(TM).

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family

or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study, reported in the peer reviewed Journal of Alzheimer's Disease in 2004, it was shown that:

- More than 40% of patients on Colostrinin(TM) were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response
- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, and levels of benefit were slightly higher at the 15-week stage of the trial
- Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease
- No drug-related Adverse Events or safety concerns were observed during the trial

investegate

ReGen Therapeutics - Acquisition

ReGen Therapeutics PLC
08 February 2006

ReGen Therapeutics Plc

8 February 2006

ReGen to acquire Sciencom Limited

ReGen Therapeutics Plc ('ReGen') announces that, following the successful completion of the feasibility study announced by ReGen on 6 September 2005, it has today entered into an agreement to acquire the entire issued share capital of Sciencom Limited (the 'Acquisition'). Completion of the Acquisition is expected to take place on 14 February 2006 ('Completion').

Sciencom Limited ('Sciencom') is a private company, which is developing an important new use for zolpidem, a long-established drug, currently marketed for the treatment of insomnia. The new use relates to a novel application of zolpidem for the treatment of 'brain dormancy/diaschisis' (the 'Application') and Sciencom has filed patent application in this regard.

A significant body of 'open' clinical case observations has shown that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions e.g. stroke, traumatic brain injury, vascular dementia and Bell's palsy. The clinical effects of this dormancy reversal have been restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury. Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 250,000 people being affected at any one time, ReGen believes that, subject to the completion of successful trials, the Application could represent a significant medical and commercial opportunity.

This reversal of dormancy has been visualised by SPECT brain scanning on dosing with zolpidem. The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/ plasma. Whilst to date these effects have been achieved with existing formulations of zolpidem, these are less than ideal for the new use, with sedation as a significant limiting factor. ReGen is therefore looking to develop new formulations to optimise the delivery of these important clinical effects to a diverse range of patients.

Commenting, Percy Lomax, ReGen Chairman and Chief Executive said 'The acquisition of Sciencom is a significant widening of ReGen's offering. This year we are planning a Phase II study on zolpidem, managed by our subsidiary CRO, Guildford Clinical Pharmacology Unit Limited, which will be carried out in South Africa. In this study we will be comparing a novel formulation with a standard marketed formulation in known zolpidem responders.'

The initial consideration to be paid for the Acquisition is £25,000 which will be satisfied by the issue of ReGen ordinary shares of 0.1p each ('Ordinary Shares') at a price equal to the mid market closing price of Ordinary Shares on 8 February 2006 (the 'Initial Consideration Shares'). ReGen has also agreed to pay additional consideration for the Acquisition of £100,000 following the demonstration, to the reasonable satisfaction of ReGen, of the efficacy of a formulation in the form of clinically significant benefit. This additional consideration will, if payable, be satisfied by the issue of Ordinary Shares at a price equal to the mid market closing price of Ordinary Shares on a day being four business days prior to the admission of such shares to trading on the AIM market of the London Stock Exchange (the 'Milestone Consideration Shares').

ReGen will also, upon Completion, enter into royalty agreement with the sellers of the Sciencom shares that provides for the payment to them of a royalty equal to 5% of the net revenues received by ReGen from the sale or sub-licensing of products made from the Application.

Application will be made to admit the Initial Consideration Shares and, if issued, the Milestone Consideration Shares to trading on the AIM market of the London Stock Exchange. Admission of the Initial Consideration Shares is expected to take place on 14 February 2006.

For more information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

investegate

ReGen Therapeutics - Acquisition

ReGen Therapeutics PLC
13 February 2006

ReGen Therapeutics Plc

14 February 2006

Completion of the acquisition of Sciencom Limited

ReGen Therapeutics Plc ('ReGen'), is pleased to announce that all of the conditions to the acquisition of the entire issued share capital of Sciencom Limited (the 'Acquisition') have now been satisfied and that the Acquisition was completed earlier today.

Admission of 1,562,500 new ordinary shares of ReGen to trading on the AIM market of the London Stock Exchange, issued as consideration for the Acquisition also took place earlier today.

For further information, please contact:
Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
09 May 2006

9 May 2006

ReGen Starts Safety Studies with Industrial Scale Bovine ColostrininTM to Support its Commercialisation as a Nutraceutical

Having now achieved the production of ColostrininTM at industrial scale ReGen Therapeutics Plc ('ReGen'), announces that it is starting formal safety studies* with ColostrininTM its proline-rich polypeptide extract of bovine colostrum**. While there have been no safety concerns associated with the use of ColostrininTM in previously conducted safety or clinical studies, this is a key milestone for ReGen as these earlier studies used ColostrininTM made with a small-scale process and using ovine rather than bovine colostrum. In parallel with the safety programme, work continues to complete the incorporation of Good Manufacturing Practise (GMP) into the production process.

Commenting, Mr. Percy Lomax ReGen's Chairman and Chief Executive said, 'Being able to demonstrate that the version of ColostrininTM that we are proposing to sell commercially as a nutraceutical is as safe and effective as that used in our previous experimental and clinical studies is crucial to clinching a deal with a marketing partner. We have recently shown that our bovine new process material has the same physical characteristics and potency as the original ovine material. With the imminent start of definitive safety studies and their completion in due course, the conclusion of a commercial deal and the eventual marketing of ColostrininTM moves a great deal closer'.

ReGen are currently discussing the commercial licensing of ColostrininTM for use as a human nutraceutical with separate partners in North America, Japan and other regions of the World.

For further information, please contact:
Andrew Marshall
Greycoat Communications
Tel No 020 7960 6007

* These studies are being conducted for ReGen by a well known contract research organisation based in the USA.

** ColostrininTM is being manufactured for ReGen by Sterling Technology Inc. an experienced processor of colostrum products based in Brookings, South Dakota, USA.

Note to Editors

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for ColostrininTM.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30-week clinical study it was shown that:

Approximately 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response.

33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.

No drug-related Serious Adverse Events or safety concerns were observed during the trial

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
22 May 2006

ReGen announces publication showing reversal of effects of severe brain injury by zolpidem

ReGen Therapeutics Plc ('ReGen' or 'the Company') is developing an important new use for zolpidem, a long-established and safe treatment for insomnia.

Today the Company announces the publication of an article in volume 21 pages 23 - 28 of the journal Neurorehabilitation (Clauss, R P and Nel, W H)* showing that the 'arousal' effect of zolpidem in three subjects in a permanent vegetative state resulting from brain damage is maintained after daily treatment over a period of up to six years. The publication states that the new use was first seen in a thirty-year old man who was mute, incontinent and in permanent spasm after a severe traffic accident three years earlier. When given zolpidem for restlessness one night he was able to communicate verbally, spasms relaxed and he recognised people around him for the first time since the accident. The effect lasted while zolpidem remained in the body and has been repeated with gradually improving effect for six years since the first dose.

The three subjects referred to in the publication, two motor vehicle accident patients and one near drowning patient, all of them in the permanent vegetative state for at least three years, were rated using well-accepted debility scales before and after daily treatment with zolpidem. Long-term response was monitored for between three and six years. All patients were aroused transiently every morning after zolpidem. Drug efficacy did not decrease and there were no side effects after up to six years daily use.

Brain scans known as SPECT have also been carried out to show which brain tissues were functioning and they showed that dormant areas of the brain became active while zolpidem remained in the body. The change coincided with the clinical improvements. Hitherto the dormant areas were considered irreversibly damaged.

A significant number of patients has now been treated by Dr Nel with beneficial effects after strokes, birth injury and Bell's palsy. The clinical effect is generally proportional to the size and position of the dormant area and correlates with predicted drug levels in the brain/plasma.

Commenting, Percy Lomax, ReGen Chairman and Chief Executive said 'It is encouraging that the effect is so beneficial to patients, that it is maintained over a long period and that the drug is well tolerated. Sleepiness appears to be the main if not sole disadvantage, but we believe that can be minimised to acceptable levels with new formulations.

With this in mind, ReGen is now undertaking a Phase IIa 'clinical proof of concept' study in South Africa in known zolpidem responders led by our subsidiary Guildford Clinical Pharmacology Unit Ltd. This study will compare a new formulation with an existing tablet formulation, hoping to achieve efficacy but without sedation. The results will be used to find a commercial partner to complete formulation, clinical development and marketing.'

Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 250,000 people being affected at any one time, the Company believes that zolpidem represents a significant medical and commercial opportunity. ReGen estimates suggest that the total potential world market for zolpidem in this new use is around $4.3bn per annum.

* Since writing this research Drs Clauss and Nel have become consultants and shareholders of ReGen as a result of the acquisition of Sciencom Limited on 14 February 2006.

For more information, please contact:

Andrew Marshall

Greycoat Communications

Tel No 020 7960 6007

Mobile: 07785 297111

investegate

ReGen Therapeutics - Licence Agreement

ReGen Therapeutics PLC
13 July 2006

13 July 2006

ReGen Signs First Commercialisation Deal for Colostrinin(TM) with Metagenics, a Leading Nutraceutical Developer and Manufacturer

London, England ReGen Therapeutics Plc. ('ReGen'), announces that it has today entered into an exclusive licence agreement with Metagenics, Inc. for the commercialisation of ReGen's Colostrinin(TM) as a human nutraceutical in North America (the 'Agreement'). ReGen's shares are traded on the AIM Market of the London Stock Exchange plc (RGT) and are quoted on the Pink Sheets of the United States over-the-counter market in the form of American Depositary Receipts (REGUY:PK).

Headquartered in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of nutraceuticals, dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity.

The Agreement is conditional on, amongst other things, satisfactory completion of toxicology testing on Colostrinin(TM) and of due diligence by Metagenics on the Colostrinin(TM) manufacturing facilities. Subject to satisfactory completion of the conditions of the Agreement and requisite U.S. regulatory filings, ReGen currently anticipates launch of a human nutraceutical containing Colostrinin(TM) during the first half of 2007.

ReGen produces bulk Colostrinin(TM) in South Dakota and will now work with Metagenics to establish the best commercialisation strategy to introduce Colostrinin(TM) into the North American market. The Agreement provides Metagenics with the exclusive right to market Colostrinin(TM) via healthcare professionals with an option to extend this exclusivity into the retail channels, such as drugstores and supermarkets. This option is valid for six months after first launch of a human nutraceutical containing Colostrinin(TM) and is subject to Metagenics being able to identify retail partners acceptable to ReGen and the achievement of certain performance criteria.

Percy Lomax, ReGen Executive Chairman and Chief Executive Officer said, 'This agreement with Metagenics is of great significance to ReGen in that it recognises the commercial potential of Colostrinin(TM) in the North American nutraceutical market. After much discussion both parties have decided that the most efficient way to bring this opportunity to fruition is by working together more closely and as an experienced nutraceutical company we see Metagenics as an ideal long-term partner'.

Jeff Katke, Chairman and Chief Executive Officer of Metagenics, added, 'We are very pleased to conclude this exclusive licence agreement with ReGen for the introduction of Colostrinin(TM) in North America. ReGen and Metagenics share a commitment to investment in scientific research in order to set new, higher standards of safety and effectiveness of nutraceuticals. Colostrinin(TM) will be an important part of our science-based neurological product line, and we believe it will provide a substantial benefit in maintaining healthy brain function and mental acuity for the ageing patients of over 30,000 healthcare practitioners that we serve in North America.'

Notes to Editors

About ReGen Therapeutics Plc

ReGen Therapeutics is a UK listed Biotech company which is developing three business lines - human and veterinary nutraceuticals, prescription pharmaceuticals for the treatment of neurodegenerative diseases and a clinical research organisation which oversees Phase I and Phase II both for ReGen and external customers. ReGen's business strategy is to develop its nutraceutical

and pharmaceutical products to a state where they can be licensed out and marketed by a third party. Its only direct sales are currently through its clinical research organisation. www.regentherapeutics.com

About Metagenics, Inc.

Metagenics, Inc. is a leading developer, manufacturer and marketer of science-based nutraceuticals and medical foods sold to healthcare practitioners worldwide. The company is headquartered in San Clemente, California. with manufacturing and research facilities located in Gig Harbor, Washington- including its MetaProteomics(R) Nutrigenomics Research Center and its Functional Medicine Research Center(SM) for human clinical research. Metagenics holds multiple proprietary formula patents and produces over 400 research-based products to optimize health. Metagenics demonstrates its commitment to purity and quality through its certifications for Good Manufacturing Practices (GMP) from the National Nutritional Foods Association, NSF International, and the Therapeutic Goods Administration of Australia. www.metagenics.com.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

investegate

ReGen Therapeutics - Trading Statement

ReGen Therapeutics PLC
14 July 2006

ReGen Therapeutics Plc

14 July 2006

Statement regarding current year revenue

ReGen Therapeutics Plc ('ReGen') is aware of recent market uncertainty in relation to its expected revenues for the current financial year.

ReGen confirms that Guildford Clinical Pharmacology Unit Limited ('GCPUL') is the only company in the ReGen group which currently has revenues. The current order book is around £870,000, with ReGen being the largest single customer. Accordingly, based on the current order book, ReGen's expectation of external revenue from GCPUL for the current financial year is in the region of £550,000 to £600,000. In addition, GCPUL continues in its discussions in relation to a number of potential orders.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
25 August 2006

Embargoed for 7am 25 August 2006

Research Update

In-vitro study shows ReGen's ColostrininTM to have anti-ageing and anti-cancer potential

The Directors of ReGen Therapeutics Plc ('ReGen') are pleased to announce that a report published today 25th August commissioned by ReGen has indicated that ColostrininTM could have anti-ageing and anti-cancer potential. Developments are still at an early stage. To read the full report please go to www.regentherapeutics.com.

Some of the highlights of the report are as follows:

A study undertaken by Dr Istvan Boldogh at the University of Texas Medical Branch* has indicated that ColostrininTM, ReGen's compound, may have an impact on the ageing process and the development of cancer in addition to its known therapeutic qualities in respect of Alzheimer's disease.

The full results of an in-vitro study showing that ColostrininTM reduces the spontaneous or induced mutation frequency in the DNA of cells has been published in the Journal of Experimental Therapeutics and Oncology. As such DNA damage is implicated in the general process of ageing and ultimately the development of cancer, this study suggests that ColostrininTM may have potential in the prevention of both processes.

The study, which was performed in both Hamster and Human cells, looked at the impact of ColostrininTM on the frequency of defined DNA mutations in these cells as it occurs naturally and when induced by various known chemical or physical agents.

In cells stressed oxidatively, ColostrininTM reduced the frequency of mutation induced by reactive oxygen species (ROS) to nearly background levels in a dose-dependent manner. Likewise, ColostrininTM, at the dose level indicated in the report, reduced the frequency of mutation caused by two mutagenic agents, methyl methane sulphonate and mitomycin-C, the latter often used in cancer chemotherapy. Notably ColostrininTM decreased UVA and UVB radiation induced mutation frequency. The latter finding is of particular interest because these damaging radiations are a natural part of sunlight. UVA radiation plays a role in the induction of malignant melanoma and UVB radiation is the primary cause of squamous cell carcinomas.

Commenting on the findings, Dr. Istvan Boldogh, Department of Microbiology and Immunology at UTMB*, Galveston, Texas, USA, the study's principal investigator said:

'Taken together, these results suggest that the antimutagenic properties of ColostrininTM are achieved via multiple mechanisms - by decreasing intracellular levels of ROS and so preventing DNA damage and by increasing the efficiency of natural DNA repair mechanisms. These results are highly significant because natural compounds that can prevent or reduce the damage caused by such genotoxic agents when either produced by the body itself or mediated via environmental exposures are of great interest from the perspective of public health.'

Commenting on the study, Percy Lomax, Chairman and Chief Executive Officer, said:

'These new findings are particularly exciting and are part of the ongoing development of ReGen's compound, ColostrininTM. Firstly, they give yet further rationale to the marketing of ColostrininTM as a nutritional supplement in the

ageing population, as intended through our recent deal with Metagenics**. Secondly, it gives further scientific backing to the development of compounds, based on the active ingredients within ColostrininTM, as pharmaceutical compounds for use in specific disease conditions and suggests we may extend the disease indications we are currently exploring.'

* ReGen has a sponsored research agreement with the University of Texas Medical Branch, Galveston, Texas, USA.

**On 13/7/2006 ReGen announced that it had entered into an exclusive licence agreement with Metagenics, Inc. for the commercialisation of ReGen's ColostrininTM as a human nutraceutical in North America. Headquartered in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of nutraceuticals, dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity.

For further information, please contact:
Andrew Marshall
Greycoat Communications
0207 960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for ColostrininTM.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death. In a 30 week clinical study, reported in the peer reviewed Journal of Alzheimer's Disease in 2004, it was shown that:

- More than 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response
- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, and levels of benefit were slightly higher at the 15-week stage of the trial
- Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease
- No drug-related Adverse Events or safety concerns were observed during the trial.

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
07 December 2006

ReGen Starts South African Zolpidem Clinical Study in Brain Damage Conditions

After approval by the South African regulatory agency, ReGen Therapeutics Plc ('ReGen' or 'the Company') has today announced that it has started dosing subjects in a clinical study designed to explore the effects of zolpidem in people who have suffered brain damage.

A significant body of 'open' clinical case observations has shown that zolpidem, a long-established drug currently marketed for the treatment of insomnia, can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions e.g. stroke, traumatic brain injury, vascular dementia and Bell's palsy.

The study is a double-blind, Phase IIa 'clinical proof of concept' study in known zolpidem responders being performed in collaboration with ReGen's subsidiary, Guildford Clinical Pharmacology Unit Ltd., UK and investigators at the Walko Medical Centre in Springs, South Africa where the 'antidormancy' effect of zolpidem was first discovered. This study will compare various doses of a new orobuccal spray formulation with an existing tablet formulation.

In view of the current interest in the UK media in the use of zolpidem in patients in a Persistent Vegetative State (PVS) ReGen would state that no patients in this trial are in a PVS state and all are ambulant. Full results from this study are expected to be available around the end of March 2007.

Based on over 150 case studies worldwide the clinical effects of zolpidem have been the restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury. This reversal of dormancy has been visualised by SPECT brain scanning on dosing with zolpidem. Work is ongoing to clarify the basis of this activity.

The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/plasma. Whilst to date these effects have been achieved with existing formulations these are less than ideal for the new use, with sedation as a significant limiting factor.

Commenting, Percy Lomax, ReGen Chairman and Chief Executive said 'We are pleased that we are now able to get this study underway. In addition to objectively confirming the effects of zolpidem in a clinical trial setting, we hope it will show that new, low dose formulations have an anti-dormancy effect but in the absence of sedation. If this is the case this will support the development of several new formulations that we hope will allow the full benefits of zolpidem to be delivered to patients'.

For more information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

Notes to Editors:

1. Brain dormancy is an expression used to describe an area of the brain where the cells are not dead, but are not functioning normally.

2. Ambulant means patients who are able to walk around.

3. PVS means Persistent Vegetative State. Patients do not display any awareness of their surroundings and are unable to communicate. Sleep alternates with apparent wakefulness.

ReGen's thesis is that zolpidem can reverse 'dormancy' at sites removed from a primary site of brain damage (e.g. stroke, head trauma, viral infection, near-drowning). This thesis is derived from observations of open case clinical studies in over 150 patients.

Thus, where those functions controlled by the dormant brain areas have been normalised the following improvements have been seen:

- Aphasia (speech cognition)
- Dysarthria (word articulation)
- General cognition and IQ
- Ataxia (limb coordination/posture)
- Hearing
- Basic reflexes (swallowing and continence)

ReGen has filed a use patent for the use of zolpidem in 'dormancy'.

ReGen is now carrying out background scientific research to discover, among other things, the precise mode of action of zolpidem in this situation. ReGen filed in May 2006 to carry out a Phase IIa clinical trial in South Africa which, using known zolpidem responders, is intending to show whether or not a reduction in dosage would mean a reduction in sedation, but continue the therapeutic efficacy. The trial is also intended to include the use of a novel orobuccal spray.

ReGen wishes to stress that it believes the overwhelming market for this drug is for ambulant patients and whilst it has a use in PVS this is not the main direct audience.

Further ReGen wishes to state it does not consider it to be its place to enter into the medical ethics debate about the use of zolpidem in PVS patients. What ReGen is working on is a reversal of brain dormancy. The licensing of any drug is the responsibility of the Health Authority and its use is within the doctor patient relationship and ReGen will make no comment on that.

investegate

ReGen Therapeutics - 5th Annual City Presentation

ReGen Therapeutics PLC
11 December 2006

ReGen Therapeutics Plc ('ReGen') announces that it is holding at 17.00hrs today its 5th Annual City Presentation. Full details of the Presentation will be posted on the ReGen website (www.regentherapeutics.com) at 16.30hrs following the market close.

For more information, please contact:

Andrew Marshall

Greycoat Communications

Tel: 020 7960 6007

Mobile: 07785 297111

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
05 February 2007

STUDAY SHOWING THAT REGEN'S COLOSTRININ(TM) INCREASES LIFE-SPAN AND NEUROLOGICAL PERFORMANCE IN MICE TO BE PRESENTED AT ALZHEIMER'S DISEASE CONFERENCE

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that the results of an in-vivo study showing that Colostrinin(TM) increases the lifespan and improves the neurological performance of inbred mice predisposed to premature ageing have been accepted for presentation at the 8th International Conference of Alzheimer's and Parkinson's Diseases in Salzburg Austria March 14th-18th 2007*.

Commenting on the findings, Dr. Istvan Boldogh, Principal Investigator and Professor at the Department of Microbiology and Immunology at UTMB**, Galveston, Texas, USA, said:

'In this study, we investigated the effects of oral administration of Colostrinin(TM) on the life-span and various behaviour characteristics in mice predisposed to premature ageing. Our results showed that Colostrinin(TM) indeed prolongs life-span and improved age-associated locomotion, motor coordination and learning/memory capacities. Moreover, the increase in life-span and improved neurological performance correlates well with reduced levels of oxidative stress markers measured in various organs including the brain and liver. These results support the view that Colostrinin(TM) has potential utility in the management of age-related neurodegenerative diseases and improvement in the quality of life of elderly individuals. These in-vivo results are entirely consistent with in-vitro results that we have previously presented*** and will soon be published in the journal of Neuropeptides'.

Commenting on the study, Percy Lomax, Executive Chairman, said, ' In developing our nutraceutical product, Colostrinin(TM), we are looking to help improve peoples' quality of life. This study shows that with respect to ageing and neurological functions we may be able to do that. Together with our previously published studies on Colostrinin(TM), in particular our clinical study in individuals with Alzheimer's disease, we have some positive science with which to support the anticipated launch of Colostrinin(TM) as a nutraceutical later this year, initially through our North American licensee, Metagenics Inc.'.

A copy of the poster will be added to the ReGen website (www.regentherapeutics.com) once it has been presented.

* 2007 Alzheimer's and Parkinson's Diseases: Progress and New Perspectives.

** ReGen has a sponsored research agreement with the University of Texas Medical Branch, Galveston, Texas, USA.

***These findings were presented as a poster at the 21st International Conference of Alzheimer's Disease International Istanbul, Turkey 28 September to 1 October, 2005. A press release issued on 28/9/2005 and a copy of the poster is available via the ReGen website

For further information, please contact:
Andrew Marshall
Greycoat Communications
0207 960 6007

NOTES TO EDITORS

Background:

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for Colostrinin(TM).

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal

disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

Clinical Data:

In a 30 week clinical study, reported in the peer reviewed Journal of Alzheimer's Disease in 2004, it was shown that:

- More than 40% of patients on Colostrinin(TM) were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response
- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, and levels of benefit were slightly higher at the 15-week stage of the trial
- Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease
- No drug-related Adverse Events or safety concerns were observed during the trial

Oxidative Stress:

Continuous low levels of oxidative damage (induced by oxidative stress) to cells play a pivotal role in the pathogenesis of age-associated neurodegenerative diseases such as Alzheimer's, Parkinson's disease and other disorders of the central nervous system. The sources of oxidative stress manifested by the production of reactive oxygen species (ROS) are mitochondria and are, themselves, targets of ROS attack. Mitochondria are key organelles involved in energy production and the generation of secondary messenger molecules, which, in turn, regulate cells, and also control the process of apoptosis (programmed cell death).

Metagenics Inc:

In July 2006 ReGen announced that it had entered into an exclusive licence agreement with Metagenics, Inc. for the commercialisation of Colostrinin(TM) as a human nutraceutical in North America.

With headquarters in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of science-based nutraceuticals and medical foods sold to healthcare practitioners worldwide. It is dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity. The company has manufacturing and research facilities located in Gig Harbor, Washington, including its MetaProteomics(R) Nutrigenomics Research Center and its Functional Medicine Research Center for human clinical research. Metagenics holds multiple proprietary formula patents and produces over 400 research-based products to optimise health. Metagenics demonstrates its commitment to purity and quality through its certifications for Good Manufacturing Practices (GMP) from the National Nutritional Foods Association, NSF International, and the Therapeutic Goods Administration of Australia. The company has over 30,000 healthcare practitioners promoting its products in the North American markets alone (www.metagenics.com).

Under the terms of the licence agreement, ReGen will produce bulk Colostrinin for delivery to Metagenics, who will carry out the final stages of production and will arrange for marketing, distribution and sale of the final product. Both parties are currently working closely together to establish the best commercialisation strategy for the North American market.

The Agreement initially provides Metagenics with the exclusive right to market Colostrinin via healthcare professionals with an option to extend exclusivity into the retail channels, such as drugstores and supermarkets at a later date, within six months of the products first launch. The Agreement is conditional on, amongst other things, satisfactory completion of toxicology testing on Colostrinin and of due diligence by Metagenics on the Colostrinin manufacturing facilities. The toxicology programme is ongoing. Once the results are known and the other conditions of the licence agreement have been met, the requisite U.S. regulatory filings will be made.

Alzheimer's and Parkinson's Diseases: Progress and New Perspectives:

This international conference is under the auspices of the Austrian Alzheimer Society, the Austrian Neurological Society and the Austrian Parkinson's Society.

This meeting follows the highly successful 7th AD/PD Conference that took place in 2005 in Sorrento, Italy and hosted nearly 1,500 participants. The abstracts of the conference will be published as a supplement to the Neurodegenerative Diseases Journal (NDD) published by S Karger AG and that the proceedings will be published as a separate volume of the Neurodegenerative Diseases Journal.

investegate

ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
11 June 2007

Data Showing that ReGen's Colostrinin(TM) Supports Healthy Cognitive Function Presented at the 2007 International Congress on Natural Medicine in Australia

ReGen Therapeutics Plc (London, UK) is pleased to announce that a review of scientific and clinical information on Colostrinin(TM), its nutraceutical product which the Company believes has the potential to support healthy cognitive function, was presented today at the 2007 International Congress on Natural Medicine in Surfers Paradise, Queensland, Australia by Dr Marian Kruzel, ReGen's Chief Scientific Officer.

The conference, which is being attended by key opinion leaders and practitioners of natural medicine from around the world, is being sponsored by Metagenics Inc. of California via its Australian affiliate company Health World Ltd.

Metagenics have licensed the rights to Colostrinin(TM) for the North American market and intend to introduce it in the USA as a nutritional supplement during the last quarter of 2007.

Dr. Kruzel presented both pre-clinical and human clinical data showing that Colostrinin(TM):

- reduces the production of intracellular reactive oxygen species (ROS). These increase with old age and are associated with tissue and metabolic damage
- prevents the aggregation of beta-amyloid and its consequent neurotoxicity. This is a protein associated with Alzheimer's disease
- increases the lifespan of mice prone to premature ageing by around 30% when given in the drinking water
- is well-tolerated and without adverse effect when given to animals at doses up to 100 times that recommended for humans daily for prolonged periods
- had beneficial effects on the cognitive and functional performance of around 150 human subjects in clinical trials with mild to moderate Alzheimer's disease.

Commenting after his presentation Dr. Kruzel said, 'The audience here is extraordinary, it includes physicians, health care professionals and many other disciplines concerned about wellbeing in rapidly aging societies. It is a great pleasure to have the opportunity to present our cutting edge scientific research that validates the efficacy of nutraceutical strategies in the management of neurodegenerative diseases to such an audience'.

Jeff Katke, Chairman and Chief Executive Officer of Metagenics added, 'As advocates of natural medicine we are very pleased to be close to introducing Colostrinin(TM) in the US as we see it as an important part of our science-based neurological product line and believe it will help to maintain the health of the ageing population. Today's presentation by Dr Kruzel will be useful in communicating the benefits of Colostrinin(TM) to a wider audience'.

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile No: 07785 297111

Rod Venables/Cecil Jordaan
HB Corporate
Tel: 020 7510 8600

Percy Lomax
ReGen Therapeutics Plc
Tel: 020 7153 4920

This information is provided by RNS

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ReGen Therapeutics - Re Contract

ReGen Therapeutics PLC
16 July 2007

ReGen's Cognitive Nutraceutical Colostrinin (TM) Launched in Australasia

ReGen Therapeutics Plc (London) have today announced that it has extended the scope of its licensing deal for Colostrinin(TM) with Metagenics Inc., its North American licensee, by amendment to the License and Supply Agreement of 13 July 2006. Colostrinin(TM) will be distributed in Australasia by Metagenics subsidiary Health World Ltd - a leading supplier of natural medicines to healthcare professionals, in these markets.

The financial terms of this deal remain commercially confidential, although it can be confirmed that all agreements with Metagenics involve the sale and supply of the Colostrinin(TM) active ingredient to Metagenics for them to formulate, package and market. ReGen then receives a royalty out of the sale proceeds when the formulated product is sold.

Percy Lomax, Executive Chairman of ReGen said: 'The launch of Colostrinin(TM) is a validation of the Company's work since 1998. It is the start of the Company's commercial return from its research efforts'.

Mike Curley, Chief Science Officer of Health World, added, 'We are very pleased to be the first company in the world to launch Colostrinin. Based on the interest shown in it by practitioners at the recent International Congress on Natural Medicine, we believe it will be an important breakthrough in helping to maintain the cognitive health of the ageing population'

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

Percy Lomax
Chairman and Chief Executive
ReGen Therapeutics Plc
Tel: 020 7153 4920

Imran Ahmad/Cecil Jordaan
HB Corporate
Tel: 0207 510 8600

Notes to Editors

About ReGen Therapeutics Plc

ReGen Therapeutics is a UK listed Biotech company which is developing three business lines - human and veterinary nutraceuticals, prescription pharmaceuticals for the treatment of neurodegenerative diseases and a clinical research organisation which oversees Phase I and Phase II both for ReGen and external customers. ReGen's business strategy is to develop its nutraceutical and pharmaceutical products to a state where they can be licensed out and marketed by a third party. Its only direct sales are currently through its clinical research organisation. www.regentherapeutics.com

ReGen's shares are traded on the AIM Market of the London Stock Exchange plc (RGT) and are quoted on the Pink Sheets of the United States over-the-counter market in the form of American Depositary Receipts (REGUY:PK).

About Metagenics, Inc.

Metagenics, Inc. is a leading developer, manufacturer and marketer of

science-based nutraceuticals and medical foods sold to healthcare practitioners worldwide. The company is headquartered in San Clemente, California with manufacturing and research facilities located in Gig Harbor, Washington-including its MetaProteomics(R) Nutrigenomics Research Center and its Functional Medicine Research Center(SM) for human clinical research. Metagenics holds multiple proprietary formula patents and produces over 400 research-based products to optimize health. Metagenics demonstrates its commitment to purity and quality through its certifications for Good Manufacturing Practices (GMP) from the National Nutritional Foods Association, NSF International, and the Therapeutic Goods Administration of Australia. www.metagenics.com.

About Health World Ltd.

Health World Ltd is the leading supplier of natural medicine products to healthcare professionals in Australasia. Founded in 1985, the company is based in Brisbane Australia where it has a TGA approved GMP manufacturing facility. The company's mission to 'Help people live happier healthy lives ' is being achieved through a commitment to providing quality products, superior education and passionate service.

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ReGen Therapeutics - Website Compliance

ReGen Therapeutics PLC
01 August 2007

ReGen Announces Website Compliance

ReGen Therapeutics Plc (the 'Company') is pleased to announce that its website is now fully compliant with Rule 26 of the AIM Rules for Companies, published by the London Stock Exchange plc.

The Company's website can be viewed at the following address:-

www.regentherapeutics.com

The website also contains general information on the Company, its management, details of research and development projects and latest news on its activities.

Further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

Percy Lomax
Chairman and Chief Executive
ReGen Therapeutics Plc
Tel: 020 7153 4920

Imran Ahmad/Cecil Jordaan
HB Corporate
Tel: 0207 510 8600

This information is provided by RNS
The company news service from the London Stock Exchange

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ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
23 August 2007

ReGen Therapeutics Plc
('ReGen' or 'the Company')

- ReGen Clinical Study confirms that a novel formulation of zolpidem is non-sedating

ReGen Therapeutics Plc today announces the results of a small scale study that is part of its clinical programme designed to explore the 'antidormancy' effect of zolpidem.

This study was a double-blind, Phase IIa study in twenty conscious, fully perceptive ambulant1 patients having various debilities as a consequence of brain damage. It was performed in collaboration with ReGen's subsidiary, Guildford Clinical Pharmacology Unit Ltd., UK and investigators at the Walko Medical Centre in Springs, South Africa where the 'antidormancy' effect of zolpidem was first discovered.

The study compared various single doses of a novel sublingual spray formulation (placebo, 2.5mg, 5mg, 10mg) with an existing tablet formulation (placebo, 10mg) in terms of the onset and degree of sedation. It also looked for preliminary signs of efficacy, although the study was small and only single doses of drug were given.

The study showed the following:

- 2.5mg spray regimen was no more sedative than placebo
- 10mg and 5mg spray regimen induced sedation in a dose responsive manner
- The spray showed faster onset of action (sedative effect) than the tablet
- The 5mg spray induced the same peak level of sedation as the 10mg tablet - 15 minutes compared with 90 minutes respectively.

Commenting on these findings ReGen's Medical Director Dr. Andrew Sutton said, 'We are delighted to have obtained such clear cut evidence that a spray is absorbed faster and more completely than tablets because this will enable patients to control the effect more accurately. Most importantly a dose of 2.5mg caused no more sedation than placebo, suggesting the possibility that repeated 2.5mg spray doses will show efficacy without undue sedation.'

Percy Lomax, ReGen Chairman and Chief Executive added 'Based on these results we now have the confidence to continue the development of novel zolpidem formulations for the treatment of brain dormancy2. We are now reviewing options to achieve this.'

Further announcements will be made in due course.

For more information, please contact:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

Percy Lomax
ReGen Therapeutics Plc

Tel No 020 7153 4920

Andrew Baker/Rory Creedon/Cecil Jordaan
HB Corporate
Tel No 020 7538 1166

Notes to Editors:

1. Ambulant means patients who are able to walk around.

2. Brain dormancy is an expression used to describe an area of the brain where the cells are not dead, but are not functioning normally.

Zolpidem was found by Dr HW Nel who is now a consultant to ReGen to produce unexpected and marked improvements in motor and cognitive deficits suffered by patients after brain injury. However, as the tablets were designed to produce sedation some 30% of his patients had to stop the medication due to heavy daytime sedative effects.

ReGen's thesis is that zolpidem can reverse 'dormancy' at sites removed from a primary site of brain damage (e.g. stroke, head trauma, viral infection, near-drowning). This thesis is derived from observations of open case clinical studies in over 200 patients.

Thus, where those functions controlled by the dormant brain areas have been normalised the following improvements have been seen:

- Aphasia (speech cognition)
- General cognition and IQ
- Ataxia (limb coordination/posture)
- Hearing
- Basic reflexes (swallowing and continence)

ReGen has filed an application for a use patent for the use of zolpidem in 'dormancy'.

ReGen is now carrying out background scientific research to discover, among other things, the precise mode of action of zolpidem in this situation.

ReGen wishes to stress that it believes the overwhelming market for this drug is for ambulant1 patients and whilst it has a use in Persistent Vegetative State (PVS) this is not the main direct audience.

Further ReGen wishes to confirm that it does not consider that it is for ReGen to participate in the medical ethics debate about the use of zolpidem in PVS patients. What ReGen is working on is a reversal of brain dormancy2. The licensing of any drug is the responsibility of the Health Authority and its use is within the doctor patient relationship and ReGen will make no comment on that.

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ReGen Therapeutics - Product Launch

ReGen Therapeutics PLC
01 October 2007

ReGen's Cognitive Nutraceutical Colostrinin TM Launched in USA

ColostrininTM to be active ingredient in Metagenics' CogniSureTM, a product being marketed as support for the maintenance of mental capacity

ReGen Therapeutics Plc (London) announced today that its licensee Metagenics, Inc. has launched its cognitive nutraceutical, ColostrininTM, onto the US market. Metagenics Inc. is a leading supplier of natural medicines to healthcare professionals.

ColostrininTM is the active ingredient in Metagenics' healthy cognition support formula, CogniSureTM. Initially CogniSureTM is being made available to consumers via Metagenics' network of approximately 30,000 healthcare professionals across the USA. These include physicians, chiropractors, acupuncturists, nutritionists, and other healthcare professionals with a specific interest in nutritional supplementation. The product is being made available as chocolate flavour chewable tablets in blister packs containing 30 tablets. Further details of availability are provided on Metagenics' website (www.metagenics.com). Commercial partners for subsequent retail channel distribution are currently being sought by ReGen and Metagenics.

The financial terms of this deal remain commercially confidential, although it can be confirmed that all agreements with Metagenics involve the sale and supply of the ColostrininTM active ingredient to Metagenics for them to formulate, package and market. ReGen then receives a royalty out of the sale proceeds when the formulated product is sold.

Percy Lomax, Executive Chairman of ReGen said, 'After the successful launch of ColostrininTM in Australasia in July, the launch of ColostrininTM 'as CogniSureTM' in the USA is a major milestone for ReGen. The USA is by far the largest natural medicines market in the world and we are therefore excited by the possibilities for sales.'

Dr. Jeffrey Bland, CSO and President of MetaProteomics(R) (a subsidiary of Metagenics) , added, 'We are very pleased to be introducing ColostrininTM to the USA. Based on feedback from customers in Australia and New Zealand and interest amongst practitioners here, we are optimistic that it will be well received in the USA and believe it will be an important breakthrough in helping to maintain the cognitive health of the ageing population here.'

Further information:

Percy Lomax

Chairman and Chief Executive

ReGen Therapeutics Plc

Tel: 020 7153 4920

Direct: 020 8504 2156

Mobile: 07932 751541

Andrew Marshall

Greycoat Communications

Tel: 020 7960 6007

Mobile: 07785 297111

Roland Cornish

Beaumont Cornish Limited

Tel: 020 7628 3396

Notes to Editors

About ReGen Therapeutics Plc
ReGen Therapeutics is a UK listed Biotech company which is developing three business lines-human and veterinary nutraceuticals, prescription pharmaceuticals for the treatment of neurodegenerative diseases and a clinical research organisation which oversees Phase I and Phase II both for ReGen and external customers. ReGen's business strategy is to develop its nutraceutical and pharmaceutical products to a state where they can be licensed out and marketed by a third party. Its only direct sales are currently through its clinical research organisation: www.regentherapeutics.com

ReGen's shares are traded on the AIM Market of the London Stock Exchange plc (RGT) and are quoted on the Pink Sheets of the United States over-the-counter market in the form of American Depositary Receipts (REGUY:PK).

About Metagenics, Inc.
Metagenics is a life sciences company and leading developer and manufacturer of science-based medical foods and nutraceuticals sold to healthcare practitioners worldwide. It is headquartered in San Clemente, CA, with manufacturing and research facilities located in Gig Harbor, WA, including the MetaProteomics(R) Nutrigenomics Research Center and the Functional Medicine Research CenterSM for human clinical research. Metagenics holds multiple proprietary formula patents and produces more than 400 research-based products to optimize health. The company demonstrates its commitment to purity and quality through its certifications for Good Manufacturing Practices (GMP) from the NPA, NSF International, and TGA. For more information, please visit www.metagenics.com.

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ReGen Therapeutics - Zolpidem on BBC 1 documentary

ReGen Therapeutics PLC
31 October 2007

REGEN THERAPEUTICS NOVEL USE OF ZOLPIDEM - BBC1 DOCUMENTARY: WEDNESDAY 31 OCTOBER AT 10.40 PM

ReGen Therapeutics Plc ('ReGen') use of zolpidem as a brain dormancy reversal treatment for patients with debilities as a consequence of brain damage is being featured in a BBC 1 television documentary to be screened in a 50 minute programme on Wednesday 31 October at 10.40 pm, entitled The Waking Pill.

According to the BBC programme listings, the documentary, part of the One Life series, looks at treatment possibilities for people with long-term impaired consciousness and features the Britons Joanne Douglas and Amy Pickard whose families journey to South Africa to investigate the positive findings with zolpidem for themselves.

There are a number of well-documented cases of zolpidem being used to improve the condition of patients in what may appear to be a Persistent Vegetative State (PVS) or minimally conscious state such as Joanne and Amy. ReGen, however, believes that the main beneficiaries from zolpidem therapy are likely to be ambulant patients.

ReGen's thesis is that zolpidem can reverse 'dormancy' at sites removed from a primary site of brain damage (e.g. stroke, head trauma, viral infection, near-drowning). This thesis is derived from observations of open case clinical studies in over 200 patients. Where those functions controlled by the dormant brain areas have been normalised the following improvements have been seen: Aphasia (speech), general cognition and, Ataxia (limb coordination/posture), hearing, basic reflexes (swallowing and continence).

ReGen recently reported (23 August 2007) on a Clinical Study, which confirmed that its 2.5mg novel formulation of zolpidem is non-sedating when used on conscious, fully perceptive, ambulant patients having various debilities as a consequence of brain damage. It was performed in collaboration with ReGen's subsidiary, Guildford Clinical Pharmacology Unit Limited and investigators at the Walko Medical Centre in Springs, South Africa where the 'antidormancy' effect of zolpidem was first discovered.

ReGen is currently discussing a further trial to establish the efficacy of zolpidem in reversing brain dormancy. These discussions are ongoing and involve a significant number of outside experts in this field. At the same time ReGen is continuing its scientific investigations into the way zolpidem works in this situation.

Should this trial, which is scheduled to start in 2008, be successful ReGen will look for a licensing partner. ReGen currently estimates the market for this product at $4.3 billion.

Notes to Editors:

The recently completed ReGen study compared various single doses of a novel sublingual spray formulation (placebo, 2.5mg, 5mg, 10mg) with an existing tablet formulation (placebo, 10mg) in terms of the onset and degree of sedation. It also looked for preliminary signs of efficacy.

The study showed that a 2.5mg spray was no more sedative than a placebo, 10mg

and 5mg sprays induced sedation in a dose responsive manner and the spray showed faster onset of action (sedative effect) than the tablet. The 5mg spray induced the same peak level of sedation as the 10mg tablet - 15 minutes compared with 90 minutes respectively.

Further information is available on the ReGen website www.regentherapeutics.com

ReGen has filed an application for a use patent for the use of zolpidem in 'dormancy'. ReGen considers this to be a strong use patent as the claim of 'awakening' is not covered by the initial patent which is for inducing sleep. In addition ReGen believes its intellectual position will be further bolstered by a novel formulation of zolpidem.

ReGen also reminds Editors that Metagenics Inc. launched ReGen's lead product ColostrininTM as CogniSureTM in the USA in the nutraceutical professional channel on 1 October 2007.

For further information:

Percy Lomax
ReGen Therapeutics Plc
Tel No 020 7153 4920

Andrew Marshall
Greycoat Communications
Tel No 020 7960 6007
Mobile 07785 297111

Roland Cornish/Felicity Geidt
Beaumont Cornish Limited
Tel No 020 7628 3396

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ReGen Therapeutics - Research Update

ReGen Therapeutics PLC
10 December 2007

ReGen Therapeutics Plc

10 December 2007

REGEN THERAPEUTICS PLC ANNUAL CITY PRESENTATION

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that the presentation for its annual update for City investors has been placed on its website www.regentherapeutics.com . The Company would like to make the following specific points:

1. The peptide programme, derived from the original Colostrinin(TM), has presented some interesting compounds for further development to a pre-clinical stage for possible entry into the clinic in 2009. ReGen has selected three candidates, two of which may have a potential utility in Alzheimer's disease and a further candidate for a potential utility in obesity.

2. The 'proof of concept' trial for zolpidem will take place during the first part of 2008 and results will be available during the second half of 2008. Assuming these results are successful the Company will continue with its plans to license the product.

3. The Company is in active discussions in both Europe and Japan with companies interested in licensing/distributing Colostrinin(TM)as a nutraceutical.

4. Preliminary results of a study of Colostrinin(TM)in the treatment of dementia in aging dogs look encouraging. The study has now finished the dosing phase and a preliminary report based on 22/34 subjects shows that Colostrinin(TM)is well tolerated and that '40% of owners felt that there had been signs of improvement' throughout the trial. The dosing phase in a similar study in cats is just completing. Both studies are expected to be fully reported by the end of January 2008. If the preliminary findings are confirmed these results will be discussed in confidence with potential licensees.

5. The Company has sales of Colostrinin(TM)as 'CogniSure' through its licensee Metagenics Inc in both the US and Australasia but in view of the importance of these figures will only report on them at the Preliminary and Interim results.

For further information:

Percy Lomax
ReGen Therapeutics Plc
Tel No 020 7153 4920

Andrew Marshall
Greycoat Communications
Tel No 020 7960 6007
Mobile 07785 297111

Roland Cornish/Felicity Geidt
Beaumont Cornish Limited
Tel No 020 7628 3396

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ReGen Therapeutics - Change of Adviser

ReGen Therapeutics PLC
18 July 2005

REGEN THERAPEUTICS PLC APPOINTS NEW BROKER

ReGen Therapeutics Plc (the 'Company') today is pleased to announce that it has appointed JM Finn & Company, Salisbury House, London Wall, LONDON EC2M 5TA as Company Broker with immediate effect.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END
APPBVLFFEDBFBBK

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ReGen Therapeutics - Change of Adviser

ReGen Therapeutics PLC
17 August 2006

Change of Adviser

The Directors of ReGen Therapeutics Plc ('RGT') have pleasure in announcing that HB Corporate, a division of Hoodless Brennan Plc, has been appointed as the Company's Nominated Adviser and Broker with immediate effect.

For further information:

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

Imran Ahmad / Cecil Jordaan
HB Corporate
Tel: 0207 510 8642

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ReGen Therapeutics - Change of Adviser

ReGen Therapeutics PLC
19 September 2007

19 September 2007

Change of Advisers

ReGen Therapeutics Plc announces that it has as of today appointed Beaumont Cornish Limited as Nominated Adviser and King & Shaxson Capital Limited as Broker.

For more information, please contact:

Percy Lomax
ReGen Therapeutics Plc
Executive Chairman
Tel No 020 7153 4920

Roland Cornish
Beaumont Cornish Limited
Tel No 020 7628 3396

Nick Bealer
King & Shaxson Capital Limited
020 7426 5986

Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

This information is provided by RNS
The company news service from the London Stock Exchange

3.8

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ReGen Therapeutics - Total Voting Rights

ReGen Therapeutics PLC
20 December 2006

Total Voting Rights and Share Capital

'ReGen' or the 'Company' Ticker:RGT announces that for the purposes of the transitional provisions of the Financial Services Authority's Disclosure and Transparency Rules, the total number of ordinary shares of 0.1 pence each in the Company in issue as at the date of this notice is 694,304,442, with each share carrying the right to one vote.

There are no shares held in treasury.

The total number of voting rights in the Company is therefore 694,304,442.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company, under the Disclosure and Transparency Rules.

For more information, please contact:
Andrew Marshall
Greycoat Communications
Tel: 020 7960 6007
Mobile: 07785 297111

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ReGen Therapeutics - Total Voting Rights

ReGen Therapeutics PLC
28 February 2007

ReGen Therapeutics PLC

28 February 2007

ReGen Therapeutics Plc

('ReGen' or 'the Company')

TOTAL VOTING RIGHTS

In conformity with the Transparency Directive's chapter 5 (DTR 5.6.1), the Board of ReGen Therapeutics PLC (the 'Company') announces the following:

As at the date of this announcement, the Company's issued share capital consists of 846,146,110 Common Shares with a nominal value of 0.1 pence each, with voting rights ('Common Shares').

The Company does not hold any Common Shares in Treasury.

Therefore the total number of Common Shares in the Company with voting rights is 846,146,110.

The above figure of 846,146,110 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company.

- Ends -

For further information please contact:

Andrew Marshall
Greycoat Communications
Tel. 020 7960 6007

Rod Venables / Cecil Jordaan
HB Corporate
Tel. 020 7510 8561

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ReGen Therapeutics - Total Voting Rights

ReGen Therapeutics PLC
29 June 2007

ReGen Therapeutics Plc
('ReGen' or 'the Company')

TOTAL VOTING RIGHTS

In conformity with the Transparency Directive's chapter 5 (DTR 5.6.1), the Board of ReGen Therapeutics Plc (the 'Company') announces the following:

As at the date of this announcement, the Company's issued share capital consists of 1,025,887,710 Ordinary Shares with a nominal value of 0.1 pence each, with voting rights ('Ordinary Shares').

The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 1,025,887,710.

The above figure of 1,025,887,710 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company.

- Ends -

For further information please contact:

Percy Lomax
ReGen Therapeutics
Tel. 020 7153 4920

Andrew Marshall
Greycoat Communications
Tel. 020 7960 6007

Andrew Baker / Cecil Jordaan / Rory Creedon
HB Corporate
Tel. 020 7510 8561

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ReGen Therapeutics - Total Voting Rights

ReGen Therapeutics PLC
30 November 2007

('ReGen' or the Company')
Total Voting Rights

For the purposes of the Disclosure and Transparency Rules of the Financial Services Authority, the Board of ReGen is required to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 10,258,878 ordinary shares with a nominal value of 10 p each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 10,258,878.

The above figure of 10,258,878 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Service Authority's Disclosure and Transparency Rules.

ENDS

For further information, please contact:

Andrew Marshall
Greycoat Communications
Tel No 020 7960 6007

Percy Lomax - Executive Chairman
ReGen Therapeutics Plc
Tel No 020 7153 4920
Direct No 020 8504 2156

Roland Cornish
Beaumont Cornish Limited
Tel No 020 7628 3396

Nick Bealer
King & Shaxson Capital Limited
Tel No 020 7426 5986

41

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Annual General Meeting of the Company to be held on 13 June 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Annual General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

8 Baker Street, London, W1U 3LL

Annual General Meeting

and

Share Issue Authorities

Notice of an Annual General Meeting of ReGen Therapeutics Plc, to be held at 11.00 a.m. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 13 June 2006, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Annual General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 11 June 2006. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Annual General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen Therapeutics Plc nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Definitions

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Annual General Meeting" or "AGM"	the Annual general meeting of the Company convened for 11.00 a.m. on 13 June 2006 (or any adjournment thereof)
"Board" or "Directors"	the board of directors of ReGen
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the AGM
"Group"	ReGen and its subsidiary undertakings
"Notice of AGM"	the notice of AGM, set out at the end of this document
"Optionholders"	the holders of options to subscribe for Ordinary Shares granted pursuant to the Group's share option schemes or otherwise
"Placing"	the conditional placing by JM Finn & Co as agent for the Company of up to 82,000,000 Ordinary Shares announced by ReGen on 12 May 2006
"ReGen" or "the Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Ordinary Shares
"Share Issue Authorities"	the authorities proposed to be granted by Shareholders to Directors, pursuant to Resolutions 5, 6, 7 and 8 set out in the Notice of AGM, to enable the Directors to issue Ordinary Shares and/or other securities of the Company
"Warrantholders"	the holders of warrants to subscribe for Ordinary Shares

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

Notice of Annual General Meeting

Notice is hereby given that an ANNUAL GENERAL MEETING of the Company will be held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 13 June 2006 at 11.00 a.m. to consider and, if thought fit, pass the following Resolutions of which Resolutions 1 to 6 (inclusive) will be proposed as ordinary resolutions and of which Resolutions 7 and 8 will be proposed as special resolutions:

Resolution 1

To re-appoint Timothy Shilton as a Director of the Company

Resolution 2

To re-appoint Martin Small as a Director of the Company

Resolution 3

To receive the accounts of the Company for the financial year ended 31 December 2005, together with the reports of the Directors of the Company and the auditors of the Company on those accounts.

Resolution 4

To re-appoint BDO Stoy Hayward LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors of the Company to determine the remuneration of the auditors for the ensuing year.

Resolution 5

Subject to the passing of Resolution 7 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £29,165.22, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 6

Subject to the passing of Resolution 8 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £190,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 7

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £29,165.22,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Resolution 8

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 6 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £190,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 19 May 2006

Registered Office:
8 Baker Street
London W1U 3LL

By order of the Board:
Percy Lomax
Executive Chairman

Notes:

1. Only the shareholders registered in the register of members of the Company as at 6.00 p.m. on 12 June 2006 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 12 June 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Any shareholder who is entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting at the meeting.

3. A Form of Proxy is enclosed which to be effective must be completed and received by the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 11 June 2006.

Letter from the Chairman of ReGen

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:
Percy Lomax *(Executive Chairman)*
Norman Lott *(Finance Director and Company Secretary)*
Timothy Shilton *(Development Director)*
Martin Small *(New Projects Director)*
Keith Corbin *(Non-Executive Deputy Chairman)*
Peter Garrod *(Non-Executive Director)*

Registered Office:
8 Baker Street
London
W1U 3LL

19 May 2006

To Shareholders, and for information purposes only, to Optionholders and to Warrantholders

Dear Shareholder,

Annual General Meeting

and

Share Issue Authorities

Introduction

The notice of Annual General Meeting, which is to be held 11.00 a.m. on 13 June 2006 at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ, is attached to this letter.

In addition to the general business which is considered each year at the AGM, the Company is proposing to renew the directors' authorities to issue shares and/or other securities of the Company, each of which require Shareholder approval.

The purpose of this document is to explain each of the resolutions to be proposed at the AGM and the reasons for the Share Issue Authorities and why the Directors unanimously recommend that you approve all the resolutions to be proposed at the AGM.

Annual General Meeting

The Notice of AGM contains both ordinary resolutions (which require the approval of a simple majority of shareholders who vote) and special resolutions (which require the approval of at least 75% of shareholders who vote). Resolutions 1 to 6 shall be proposed as ordinary resolutions and Resolutions 7 and 8 shall be proposed as special resolutions.

General Business

The first four Resolutions to be proposed are of the type that the Company would typically propose at its annual general meeting.

Resolutions 1 and 2

At this year's Annual General Meeting, Timothy Shilton and Martin Small have agreed to retire and make themselves eligible for re-election under Resolutions 1 and 2.

Resolution 3

Resolution 3 fulfils the Company's obligation to lay its annual report and accounts before the Shareholders in general meeting, as provided by the Act.

Resolution 4

Every year, the Company is required to re-appoint its auditors and fix their remuneration. Resolution 4 provides for the re-appointment of BDO Stoy Hayward as auditors to the Company and to allow the Directors to fix their remuneration.

Renewal of Share Issue Authorities

The Board announced on 12 May 2006 that the Company had conditionally raised gross funds of £820,000 through a placing of new Ordinary Shares undertaken by JM Finn as agent for the Company. Accordingly, the Board is seeking Shareholder authority to be able to issue shares and/or other securities of the Company to facilitate future fundraisings and/or acquisitions of complementary businesses. The Board are requesting authority to issue up to 190,000,000 new Ordinary Shares for these specific purposes.

In addition, the Directors are seeking renewal of their general authorities to issue shares and/or other securities, such general authority being last granted to them at the Extraordinary General Meeting of the Company held on 10 October 2005.

Resolution 5

Resolution 5 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities generally up to 29,165,220 new Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue (assuming the Placing has taken place). This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

Resolution 6

Resolution 6 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities up to a maximum number of 190,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

Resolution 7

Resolution 7 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis generally up to 29,165,220 new Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue (assuming the Placing has taken place). This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

Resolution 8

Resolution 8 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis up to a maximum number of 190,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

Other than pursuant to fundraisings and/or business acquisitions and the grant of options pursuant to the Group's option schemes, the Directors have no present intention of using the Share Issue Authorities, assuming the resolutions are passed.

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the AGM. Whether or not you propose to attend the AGM in person, you are requested to complete the Form of Proxy and to return it to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive not later than 11.00 a.m. on 11 June 2006.

Recommendation

The Directors consider the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of all the resolutions to be proposed at the Annual General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 69,067,805 Ordinary Shares, representing 11.84 per cent. of the Company's issued ordinary share capital (assuming the Placing has taken place).

Yours faithfully,

Percy Lomax

Executive Chairman

Perfect Information

End of Document

Perfect Information Limited
Michael House
35 Chiswell Street
London
EC1Y 4SE
Tel: +44 (0) 20 7892 4200
www.perfectinfo.com

London o New York o Hong Kong

4·2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at an Extraordinary General Meeting of the Company to be held on 26 September 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Extraordinary General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

8 Baker Street, London, W1U 3LL

Share Issue Authorities

Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting of ReGen Therapeutics Plc, to be held at 11.00 a.m. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 26 September 2006, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Extraordinary General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 24 September 2006. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen Therapeutics Plc nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Definitions

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Board" or "Directors"	the board of directors of ReGen
"Extraordinary General Meeting" or "EGM"	the Extraordinary general meeting of the Company convened for 11.00 a.m. on 26 September 2006 (or any adjournment thereof)
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the EGM
"Group"	ReGen and its subsidiary undertakings
"Notice of EGM"	the notice of EGM, set out at the end of this document
"Optionholders"	the holders of options to subscribe for Ordinary Shares granted pursuant to the Group's share option schemes or otherwise
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen
"ReGen" or "the Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Ordinary Shares
"Share Issue Authorities"	the authorities proposed to be granted by Shareholders to Directors, pursuant to Resolutions 1, and 2 set out in the Notice of EGM, to enable the Directors to issue Ordinary Shares and/or other securities of the Company
"Warrantholders"	the holders of warrants to subscribe for Ordinary Shares

Letter from the Chairman of ReGen

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:
Percy Lomax (Executive Chairman)
Norman Lott (Finance Director and Company Secretary)
Timothy Shilton (Development Director)
Martin Small (New Projects Director)
Keith Corbin (Non-Executive Deputy Chairman)
Peter Garrod (Non-Executive Director)

Registered Office:
8 Baker Street
London
W1U 3LL

1 September 2006

To Shareholders, and for information purposes only, to Optionholders and to Warrantholders

Dear Shareholder,

Share Issue Authorities

Introduction

The Board announced on 21 July 2006 that the Company had raised gross funds of £1,110,000 through a placing of 111,000,000 new Ordinary Shares. In this announcement, we mentioned that depending upon the actual timing of anticipated revenues from the commercialisation of ColostrininTM, the achievement of development milestones and whether other commercial opportunities present themselves, it may be necessary to raise additional amounts of capital in the future. Accordingly, the Board is seeking to renew Shareholder authority to be able to issue shares and/or other securities of the Company to facilitate future fundraisings (if required) and/or acquisitions of complementary businesses.

Resolutions for this purpose will be proposed at an Extraordinary General Meeting of the Company which is being convened for 11.00 a.m. on 26 September 2006.

Resolution 1

Resolution 1 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities up to a maximum number of 200,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007. This authority is to be granted without prejudice to the general authority granted to the Company pursuant to Resolution 5 as set out in the Notice of Annual General Meeting dated 18 May 2006 (the "**Notice**").

Resolution 2

Resolution 2 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis up to a maximum number of 200,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007. This authority is to be granted without prejudice to the general authority granted to the Company pursuant to Resolution 7 as set out in the Notice.

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the EGM. Whether or not you propose to attend the EGM in person, you are requested to complete the Form of Proxy and to return it to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive not later than 11.00 a.m. on 24 September 2006.

Recommendation

The Directors consider the resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of all the resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 72,567,805 Ordinary Shares, representing 10.45 per cent. of the Company's issued ordinary share capital.

Yours faithfully,

Percy Lomax

Executive Chairman

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

Notice of Extraordinary General Meeting

Notice is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 26 September 2006 at 11.00 a.m. to consider and, if thought fit, pass the following Resolutions of which Resolution 1 will be proposed as an ordinary resolution and Resolution 2 will be proposed as a special resolution:

Resolution 1

Subject to the passing of Resolution 2 below, without prejudice to the authority granted to the Company pursuant to Resolution 5 of the Notice of Annual General Meeting dated 18 May 2006 (the "**Notice**") but in substitution of the authority granted to the Company pursuant to Resolution 6 of the Notice, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 2

That, without prejudice to the authority granted to the Company pursuant to Resolution 7 of the Notice, but in substitution of the authority granted to the Company pursuant to Resolution 8 of the Notice, the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 1 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 1 September 2006

Registered Office:
8 Baker Street
London W1U 3LL

By order of the Board:
Percy Lomax
Executive Chairman

Notes:

1. Only the shareholders registered in the register of members of the Company as at 6.00 p.m. on 25 September 2006 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 25 September 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Any shareholder who is entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting at the meeting.

3. A Form of Proxy is enclosed which to be effective must be completed and received by the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 24 September 2006.

Perfect Information

End of Document

Perfect Information Limited
Michael House
35 Chiswell Street
London
EC1Y 4SE
Tel: +44 (0) 20 7892 4200
www.perfectinfo.com

London o New York o Hong Kong

4.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Annual General Meeting of the Company to be held on 15 May 2007. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Annual General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

8 Baker Street, London, W1U 3LL

Annual General Meeting

and

Share Issue Authorities

Notice of The Annual General Meeting of ReGen Therapeutics Plc, to be held at 12 noon on 15 May 2007 at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Annual General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand only to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not later than 12 noon on 13 May 2007. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Annual General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen Therapeutics Plc nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Definitions

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Annual General Meeting" or "AGM"	the Annual General Meeting of the Company convened for 12 noon on 15 May 2007 (or any adjournment thereof)
"Board" or "Directors"	the board of directors of ReGen
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the AGM
"Group"	ReGen and its subsidiary undertakings
"Notice of AGM"	the notice of AGM, set out at the end of this document
"Optionholders"	the holders of options to subscribe for Ordinary Shares granted pursuant to the Group's share option schemes or otherwise
"Placing"	the placing by HB Corporate as agent for the Company of 151,841,668 Ordinary Shares announced by ReGen on 6 February 2007
"ReGen" or "the Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Ordinary Shares
"Share Issue Authorities"	the authorities proposed to be granted by Shareholders to Directors, pursuant to Resolutions 5, 6, 7 and 8 set out in the Notice of AGM, to enable the Directors to issue Ordinary Shares and/or other securities of the Company
"Warrantholders"	the holders of warrants to subscribe for Ordinary Shares

Letter from the Chairman of ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:

Percy Lomax (Executive Chairman)
Norman Lott (Finance Director and Company Secretary)
Timothy Shilton (Development Director)
Martin Small (New Projects Director)
Keith Corbin (Non-Executive Deputy Chairman)
Peter Garrod (Non-Executive Director)

Registered Office:

8 Baker Street
London
W1U 3LL

18 April 2007

To Shareholders, and for information purposes only, to Optionholders and to Warrantholders

Dear Shareholder,

Annual General Meeting

and

Share Issue Authorities

Introduction

The notice of Annual General Meeting, which is to be held at 12 noon on 15 May 2007 at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW, is attached to this letter.

In addition to the general business which is considered each year at the AGM, the Company is proposing to renew the directors' authorities to issue shares and/or other securities of the Company, each of which require Shareholder approval.

The purpose of this document is to explain each of the resolutions to be proposed at the AGM and the reasons for the Share Issue Authorities and why the Directors unanimously recommend that you approve all the resolutions to be proposed at the AGM.

Annual General Meeting

The Notice of AGM contains both ordinary resolutions (which require the approval of a simple majority of shareholders who vote) and special resolutions (which require the approval of at least 75% of shareholders who vote). Resolutions 1 to 6 shall be proposed as ordinary resolutions and Resolutions 7 and 8 shall be proposed as special resolutions.

General Business

The first four Resolutions to be proposed are of the type that the Company would typically propose at its Annual General Meeting.

Resolutions 1 and 2

At this year's Annual General Meeting, Keith Corbin and Norman Lott have agreed to retire and make themselves eligible for re-election under Resolutions 1 and 2, respectively.

Resolution 3

Resolution 3 fulfils the Company's obligation to lay its annual report and accounts for the year ended 31 December 2006 before the Shareholders in general meeting, as provided by the Act.

Resolution 4

Every year, the Company is required to re-appoint its auditors and fix their remuneration. Resolution 4 provides for the re-appointment of BDO Stoy Hayward as auditors to the Company and to allow the Directors to fix their remuneration.

Renewal of Share Issue Authorities

The Board announced on 6 February 2007 that the Company had raised gross funds of £1,138,812.51 through a Placing of new Ordinary Shares undertaken by HB Corporate as agent for the Company. Accordingly, the Board is seeking Shareholder authority to be able to issue Ordinary Shares and/or other securities of the Company to facilitate future fundraisings and/or acquisitions of complementary businesses. The Board are requesting authority to issue up to 200,000,000 new Ordinary Shares for these specific purposes.

In addition, the Directors are seeking renewal of their general authorities to issue Ordinary Shares and/or other securities, such general authority being last granted to them at the Annual General Meeting of the Company held on 18 May 2006.

Resolution 5

Resolution 5 will be proposed as an ordinary resolution to authorise the Directors pursuant to Section 80 of the Act to allot relevant securities generally up to 42,000,000 new Ordinary Shares, which represents approximately five per cent. of the number of Ordinary Shares in issue as at the date of this document. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 6

Resolution 6 will be proposed as an ordinary resolution to authorise the Directors pursuant to Section 80 of the Act to allot relevant securities up to a maximum number of 200,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 7

Resolution 7 will be proposed as a special resolution to empower the Directors pursuant to Section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis generally up to 42,000,000 new Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue as at the date of this document. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 8

Resolution 8 will be proposed as a special resolution to empower the Directors pursuant to Section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis up to a maximum number of 200,000,000 new Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Other than pursuant to fundraisings and/or business acquisitions and the grant of options pursuant to the Group's option schemes, the Directors have no present intention of using the Share Issue Authorities, assuming the resolutions are passed.

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the AGM. Whether or not you propose to attend the AGM in person, you are requested to complete the Form of Proxy and to return it to the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand only to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU so as to arrive not later than 12 noon on 13 May 2007.

Recommendation

The Directors consider the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of all the resolutions to be proposed at the Annual General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 80,075,403 Ordinary Shares, representing 9.46 per cent. of the Company's current issued ordinary share capital.

Yours faithfully,

Percy Lomax

Executive Chairman

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ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

Notice of Annual General Meeting

Notice is hereby given that the ANNUAL GENERAL MEETING of the Company will be held at The London Capital Club, 15 Abchurch Lane, London EC4N 7BW on 15 May 2007 at 12 noon to consider and, if thought fit, pass the following Resolutions of which Resolutions 1 to 6 (inclusive) will be proposed as ordinary resolutions and of which Resolutions 7 and 8 will be proposed as special resolutions:

Resolution 1

To re-appoint Keith Corbin as a Director of the Company

Resolution 2

To re-appoint Norman Lott as a Director of the Company

Resolution 3

To receive the accounts of the Company for the financial year ended 31 December 2006, together with the reports of the Directors of the Company and the auditors of the Company on those accounts.

Resolution 4

To reappoint BDO Stoy Hayward LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors of the Company to determine the remuneration of the auditors for the ensuing year.

Resolution 5

Subject to the passing of Resolution 7 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £42,000, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 6

Subject to the passing of Resolution 8 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date of this Resolution pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 7

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £42,000,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Resolution 8

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date of this Resolution pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 6 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 18 April 2007

Registered Office:
8 Baker Street
London W1U 3LL

By order of the Board:
Percy Lomax
Executive Chairman

Notes:

1. Only the shareholders registered in the register of members of the Company as at 6.00 p.m. on 14 May 2007 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 14 May 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Any shareholder who is entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting at the meeting.

3. A Form of Proxy is enclosed which to be effective must be completed and received by the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand only to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not later than 12 noon on 13 May 2007.

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4.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at an Extraordinary General Meeting of the Company to be held on 20 November 2007 at 11.00 a.m. at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Extraordinary General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)
8 Baker Street, London, W1U 3LL

Extraordinary General Meeting

Capital Consolidation

and

Share Issue Authorities

Notice of an Extraordinary General Meeting of ReGen Therapeutics Plc, to be held at 11.00 a.m. at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL on 20 November 2007, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Extraordinary General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 18 November 2007. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen Therapeutics Plc nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

ENCLOSURE

Form of Proxy for use at the Extraordinary General Meeting

EXPECTED TIMETABLE

Latest date for receipt of Forms of Proxy	11.00 a.m. on 18 November 2007
Extraordinary General Meeting	11.00 a.m. on 20 November 2007
Record Date for Capital Consolidation	6.00 p.m. on 20 November 2007
Commencement of Dealings in New Ordinary Shares	8.00 a.m. on 21 November 2007
CREST Accounts credited with New Ordinary Shares	21 November 2007
Despatch of certificates for New Ordinary Shares	by 27 November 2007
Despatch of cheques for fractional entitlements and CREST accounts credited with value of fractional entitlements	by 4 December 2007

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

References to time in this document and the Notice of Extraordinary General Meeting are to British Time.

DEFINITIONS

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Board" or "Directors"	the board of directors of ReGen
"Capita Registrars"	a trading name of Capita Registrars Limited
"Capital Consolidation"	the proposed consolidation of the share capital of ReGen, as described in this document
"Existing Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen, existing prior to the Capital Consolidation
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for 11.00 a.m. on 20 November 2007 (or any adjournment thereof)
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the EGM
"Group"	ReGen and its subsidiary undertakings
"New Ordinary Shares"	ordinary shares of 10p each in the capital of ReGen, following the Capital Consolidation
"Notice of EGM"	the notice of EGM, set out at the end of this document
"Optionholders"	the holders of options to subscribe for Existing Ordinary Shares granted pursuant to the Group's share option schemes or otherwise
"Record Date"	6.00 p.m. (London time) on 20 November 2007 (or such other time and date as the Directors may determine)
"ReGen" or the "Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Existing Ordinary Shares
"Warrantholders"	the holders of warrants to subscribe for Existing Ordinary Shares

LETTER FROM THE CHAIRMAN OF REGEN

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:

Percy Lomax *(Executive Chairman)*
Norman Lott *(Finance Director and Company Secretary)*
Timothy Shilton *(Development Director)*
Martin Small *(New Projects Director)*
Keith Corbin *(Non-Executive Deputy Chairman)*
Peter Garrod *(Non-Executive Director)*

Registered Office:

8 Baker Street
London
W1U 3LL

26 October 2007

To Shareholders, and for information purposes only, to Optionholders and to Warrantholders

Dear Shareholder,

Extraordinary General Meeting

Capital Consolidation

Share Issue Authorities

Capital Consolidation

The Board believes that its presentations to the US investment community over the last three and a half years have been well received. Unfortunately, the current low level of the share price is a block on US investment. The Company has an American Depository Receipt (ADR), which it proposes to list on the OTCQX market in New York. This newly established trading facility already includes a number of well-known European company stocks. The Board considers that a higher underlying share price is necessary for this listing to be a success.

In addition the Board believes that, since the general decline in equity values on the stock market over recent times (in particular in the Biotech sector), many Shareholders have shareholdings in the Company which they cannot economically sell except by incurring disproportionate dealing costs. For the Company too, there is a disproportional cost in maintaining such a large register of Shareholders, many of whom have very small shareholdings.

The Board believes that these issues can be addressed by a reorganisation of the Company's share capital involving the consolidation of the number of Existing Ordinary Shares. The consolidation would reduce the total number of shares in issue, simplify trading and settlement and also facilitate a more appropriate trading price range for the shares.

It is proposed, in Resolution 1 in the Notice of EGM attached to this letter, that every one hundred (100) Existing Ordinary Shares, currently having a nominal value of 0.1p each, be consolidated into one New Ordinary Share having a nominal value of 10p.

Where a shareholding is not exactly divisible in accordance with the terms of the Capital Consolidation, the Capital Consolidation will give rise to an entitlement to a fraction of a New Ordinary Share. Shares representing the aggregate of these entitlements will be sold in the market for the best price reasonably obtainable by the Company's broker on behalf of those Shareholders entitled. Relevant Shareholders will subsequently receive a cheque in relation to their proportion of the proceeds of sale (net of expenses), which are expected to be dispatched by 4 December 2007. This procedure requires no action on the part of Shareholders.

As all Existing Ordinary Shares are being consolidated, each Shareholder's percentage holding in the issued share capital of the Company immediately before and after the implementation of the Capital Consolidation will (save in respect of fractional entitlements) remain unchanged.

To effect the Capital Consolidation it may be necessary for the Company to issue an additional number of Existing Ordinary Shares (up to a maximum of 99) so that all fractional entitlements can be aggregated into New Ordinary Shares. Such issue of Existing Ordinary Shares will take place prior to the effective time of the Capital Consolidation. These Existing Ordinary Shares will also be sold on the market and the proceeds of the sale of such Existing Ordinary Shares shall be retained for the benefit of the Company.

The proposed Capital Consolidation will not affect the rights attaching to the Existing Ordinary Shares and will be made by reference to holdings of Existing Ordinary Shares on the register of members as at 6.00 p.m. on 20 November 2007.

If Resolution 1 in the Notice of EGM is passed, replacement certificates will be sent out to Shareholders in relation to the New Ordinary Shares. Existing share certificates will thereafter be cancelled and no longer be valid with effect from 6.00 p.m. on 20 November 2007. Replacement share certificates are expected to be dispatched to Shareholders no later than 27 November 2007

For the purposes of United Kingdom taxation of capital gains and corporation tax on chargeable gains, the receipt of New Ordinary Shares arising from the Capital Consolidation should be a consolidation of the share capital of the Company. Accordingly, a Shareholder should not be treated as making a disposal of all or part of his holding of Existing Ordinary Shares or New Ordinary Shares by reason of the Capital Consolidation being implemented. The New Ordinary Shares arising on the Capital Consolidation should be treated as if they had been acquired at the same time and at the same price as the Existing Ordinary Shares. The tax position of specific Shareholders will ultimately depend on that Shareholder's specific facts, tax profile and circumstances. ***Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their independent financial advisers.***

Extraordinary General Meeting

The notice of Extraordinary General Meeting, which is to be held at 11.00 a.m. on 20 November 2007 at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL, is attached to this letter.

The Notice of EGM contains both ordinary resolutions (which require the approval of a simple majority of Shareholders who vote) and special resolutions (which require the approval of at least 75% of Shareholders who vote). Resolutions 1, 2 and 3 shall be proposed as ordinary resolutions and Resolutions 4 and 5 shall be proposed as special resolutions.

Capital Consolidation

Resolution 1

Resolution 1 will be proposed as an ordinary resolution to empower the Directors pursuant to the Act to consolidate every one hundred (100) issued and unissued but authorised ordinary shares of 0.1p each in the capital of the Company into one ordinary share of 10p.

Share Issue Authorities

The Board have considered that it is appropriate to renew its share issue authorities following its successful placing of shares in June 2007. A majority of the existing share issue authorities were utilised in that placing and the Board consider it prudent to renew such share issue authorities prior to the next Annual General Meeting of the Company in 2008. At the present time the Board has no intention of issuing any shares, but as the Company is proposing to consolidate its share capital, as described above, it would seem prudent and less expensive for Shareholders to put the relevant resolutions to them now rather than having to convene a further extraordinary general meeting in the future.

Resolution 2

Resolution 2 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities generally up to 512,940 New Ordinary Shares, which represents approximately five per cent. of the number of New Ordinary Shares in issue immediately after the Capital Consolidation. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 3

The Board is also seeking more limited specific share issue authorities for fundraisings than on past occasions. At the last Annual General Meeting, the Board sought share issue authorities for approximately 24% of the then issued share capital, and in 2006, it was approximately 30%. The Board are currently seeking authority to issue up to 2,000,000 New Ordinary Shares which will represent approximately 20% of the issued share capital immediately following the Capital Consolidation.

Resolution 3 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot up to 2,000,000 New Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 4

Resolution 4 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis generally up to 512,940 New Ordinary Shares which represents approximately five per cent. of the number of New Ordinary Shares in issue immediately after the Capital Consolidation. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Resolution 5

Resolution 5 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis up to 2,000,000 New Ordinary Shares pursuant to any fundraising and/or business acquisitions. This authority will expire on the earlier of 15 months after the passing of the Resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2008.

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the EGM. Whether or not you propose to attend the EGM in person, you are requested to complete the Form of Proxy and to return it to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive not later than 11.00 a.m. on 18 November 2007.

Recommendation

The Directors consider the resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 85,209,472 Existing Ordinary Shares representing approximately 8.31% of the Company's issued ordinary capital as at the date of this letter.

Yours faithfully,

Percy Lomax
Executive Chairman

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL on 20 November 2007 at 11.00 a.m. to consider and, if thought fit, pass the following Resolutions of which Resolutions 1, 2 and 3 will be proposed as ordinary resolutions and Resolutions 4 and 5 will be proposed as special resolutions:

Resolution 1

1. Every 100 ordinary shares of 0.1p each ("Existing Ordinary Shares") in issue as at 6.00 p.m. on 20 November 2007 (or such other time and date as the Directors may determine) shall be and are hereby consolidated into one ordinary share of 10p each ("New Ordinary Share") but so that no Shareholder shall be entitled to any fraction of a New Ordinary Share and all fractional entitlements arising out of such consolidation shall be aggregated, so far as possible, into New Ordinary Shares and the whole number of New Ordinary Shares arising from such aggregation shall be sold on behalf of Shareholders by King & Shaxson Capital Limited (or such person as the Directors may determine) for the best price reasonably obtainable and the net proceeds of sale shall be distributed in due proportion among those Shareholders who would otherwise be entitled to such fractional entitlements (save that any fraction of a penny which would otherwise be payable shall be rounded down to the nearest penny) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant Shareholders and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

2. Following the consolidation referred to in sub-paragraph 1 above, all authorised but unissued Existing Ordinary Shares (up to such number as will result in a whole number of New Ordinary Shares and the balance remaining unconsolidated) be and hereby are consolidated into New Ordinary Shares.

3. The whole of the Company's authorised but unissued Existing Ordinary Shares remaining after the consolidation referred to in sub-paragraph 2 above shall be and are hereby cancelled.

Resolution 2

Subject to the passing of Resolution 4 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities granted prior to the date this Resolution is passed pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £51,294, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 3

Subject to the passing of Resolution 5 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for all existing authorities granted prior to the date this Resolution is passed pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the

Company up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 4

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date this Resolution is passed pursuant to Section 95 of the Act to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 2 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £51,294;

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Resolution 5

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers granted prior to the date this Resolution is passed pursuant to Section 95 of the Act to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 3 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to any allotment of equity securities up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2008, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 26 October 2007

Registered Office:
8 Baker Street
London W1U 3LL

By order of the Board:
Percy Lomax
Executive Chairman

Notes:

1. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 18 November 2007 shall be entitled to attend and vote at this Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after such time shall be disregarded in determining the rights of any person to attend or vote at this Extraordinary General Meeting.

2. Any shareholder who is entitled to attend and vote at this Extraordinary General Meeting is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend, speak and vote at the meeting. A proxy need not be a shareholder of the Company. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting at this Extraordinary General Meeting. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

3. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please attach to the proxy form specific details of the proxy appointments required.

4. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

5. If you submit more than one valid proxy appointment in respect of the same shares, the appointment received last before the latest time for the receipt of proxies will take precedence.

6. A Form of Proxy is enclosed which to be effective must be completed, signed and received by the Company's registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 48 hours before the time of the Extraordinary General Meeting. You can only appoint a proxy using the procedures set out in these notes and in the notes to the enclosed Form of Proxy.

Imprima C97415

REGEN THERAPEUTICS PLC
FORM OF PROXY – EXTRAORDINARY GENERAL MEETING

for use at the Extraordinary General Meeting of the Company to be held at 11.00 a.m. on 20 November 2007 at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL or at any adjournment thereof.

I/We..

[BLOCK CAPITALS PLEASE]

of..

being (a) shareholder(s) of the Company entitled to vote at General Meetings of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) ....

....to act as my/our proxy and to attend, speak and vote on my/our behalf at the Extraordinary General Meeting to be held at 11.00 a.m. on 20 November 2007 at the offices of Heller Ehrman (Europe) LLP at First Floor, Condor House, St. Paul's Churchyard, London, EC4M 8AL or at any adjournment thereof.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an 'X'. If no indication is given my/our proxy may vote or abstain from voting at his/her discretion.

RESOLUTIONS	FOR	AGAINST
1. To authorise the directors of the Company to consolidate every one hundred (100) issued and unissued but authorised ordinary shares of 0.1p each in the capital of the Company into one ordinary share of 10p each.		
2. To authorise the Directors of the Company to generally allot relevant securities pursuant to Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £51,294		
3. To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisitions of the shares, business and/or assets of a company and/or other legal entity.		
4. To authorise the Directors of the Company to generally allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply up to an aggregate nominal amount of £51,294.		
5. To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply up to an aggregate nominal amount of £200,000 pursuant to any fundraisings by the Company and/or the acquisitions of the shares, business and/or assets of a company and/or other legal entity.		

Please return this Form of Proxy, duly completed and signed, to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to be received not later than 48 hours before the time fixed for holding the Extraordinary General Meeting (or adjourned meeting).

Dated..2007 Signed..

(See Note 2 below) or Common Seal (See Note 3 below)

Notes:

1. A shareholder of the Company, entitled to attend and vote at the Extraordinary General Meeting, may appoint one or more proxies to exercise all or any of his/her rights to attend, speak and to vote at the Meeting. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Extraordinary General Meeting, or at any adjournment thereof, and voting in person if they so wish. If a shareholder of the Company has appointed a proxy and attends the Meeting in person, his/her proxy appointment will automatically be terminated.
2. In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Extraordinary General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first to the Register of Members shall alone be entitled to vote.
3. In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.
4. To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power of authority) must be sent to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to be received no later than 48 hours before the time fixed for holding the Extraordinary General Meeting, or any adjournment thereof.
5. Any alterations made to the Form of Proxy must be initialled.

RESPONSE REPLY SERVICE
Licence No. MB122

1

Capita Registrars
Proxy Department
PO Box 25
Beckenham
Kent BR3 4BR

END